# Annual Report 2024


WHOLE FOODS MARKET
TASTE the MEDITERRANEAN
STOP

KIMCO REALTY

kimcorealty.com

**Suburban Square and Coulter Avenue**
Ardmore, Pennsylvania

Kimco Realty® (NYSE:KIM) is a real estate investment trust (REIT) and leading owner and operator of high-quality, open-air, grocery-anchored shopping centers and mixed-use properties in the United States. The company's portfolio is strategically concentrated in the first-ring suburbs of the top major metropolitan markets, including high-barrier-to-entry coastal markets and rapidly expanding Sun Belt cities. Its tenant mix is focused on essential, necessity-based goods and services that drive multiple shopping trips per week.

Publicly traded on the NYSE since 1991 and included in the S&P 500 Index, the company has specialized in shopping center ownership, management, acquisitions, and value-enhancing redevelopment activities for more than 65 years. As of December 31, 2024, the company owned interests in 568 U.S. shopping centers and mixed-use assets comprising 101 million square feet of gross leasable space. For further information, please visit www.kimcorealty.com.




Sq.
west elm
west elm
west elm


publix

**Palms at Town & Country**
Miami, Florida

Dear Fellow Stockholders and Associates,

As we close the books on 2024, we are proud to report a year of outstanding achievements, strategic milestones, and disciplined execution that have further cemented Kimco's position as the leader in open-air, grocery-anchored shopping centers and mixed-use properties. We navigated an evolving economic landscape with conviction, capitalizing on favorable supply and demand dynamics, making targeted, high-value investments, and strengthening our financial position.

We began the year on a high note with the successful acquisition of RPT Realty, which added high-quality assets in key markets while unlocking operational efficiencies and synergies, surpassing our initial expectations.

Our success is rooted in the quality and prime locations of our shopping centers, the advantages of scale afforded by our unique operating platform, and a best-in-class team. Despite concerns over broader macroeconomic trends, consumer spending remained robust in 2024, growing 4.2% in the fourth quarter, buoyed by a strong labor market and 2.8% GDP growth for the year. Against this backdrop, our well-located centers in first-ring suburbs continued to outperform, benefiting from a continuation of limited supply due to historically low new retail development, sustained tenant demand across retail categories, and strategic portfolio enhancements.

## A Portfolio Built for Growth

Net income available to Kimco's common shareholders per diluted share was $0.55 for 2024, compared to $1.02 in 2023. The year-over-year change was primarily driven by the $194.1 million one-time special cash dividend received from Kimco's investment in Albertsons Companies, Inc. (NYSE: ACI) in 2023. Funds From Operations* ("FFO") for the full year 2024 were $1.1 billion, or $1.65 per diluted share, compared to $970 million, or $1.57 per diluted share, for 2023, representing 5.1% year-over-year per share growth. This growth reflects our ability to capitalize on a favorable operating environment and a well-positioned portfolio to drive strong results that directly contribute to our bottom line.

> **Our success is rooted in the quality and prime locations of our shopping centers, the advantages of scale afforded by our unique operating platform, and a best-in-class team.**

*Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are provided.

Kimco's portfolio continues to benefit from favorable supply-demand dynamics in the commercial real estate sector, with new construction measuring just 0.3% of existing stock and national vacancy rates near record lows. This, combined with strong retailer demand, propelled our leasing efforts in 2024, and we ended the year at near-record occupancy with elevated retention rates and robust rent growth.

We ended 2024 with fourth quarter pro-rata portfolio occupancy of 96.3%, reflecting a 10-basis-point year-over-year increase. Pro-rata anchor occupancy ended the year at 98.2%, up 20 basis points over the fourth quarter 2023, and pro-rata small-shop occupancy remained close to its all-time high at 91.7%, with our high-quality centers continuing to attract retailers across a broad range of categories. We see additional opportunity to grow our small shop occupancy rate even higher by leveraging strong interest from service, medical, and wellness concepts. Our retention rate for renewals and options sits at approximately 90% and is a key contributor to our strong leasing spreads. Pro-rata cash rent spreads on new leases increased by 34.8% for 2024 and 35.4% in the fourth quarter, marking 13 consecutive quarters of double-digit growth. This sustained performance highlights the embedded rent growth potential in our portfolio.

**Pro-rata anchor occupancy ended the year at 98.2%, up 20 basis points over the fourth quarter 2023, and pro-rata small-shop occupancy remained close to its all-time high at 91.7%, with our high-quality centers continuing to attract retailers across a broad range of categories.**


NORTH
NORTH
MOXI

Same Property net operating income* ("NOI") grew 3.5% for the full year 2024 compared to 2023, with minimum rent growth serving as the primary driver. Minimum rents grew 3.3%, driven by $33.8 million of rent that commenced in 2024. Our signed-but-not-open ("SNO") pipeline, which represents signed leases that have yet to pay rent, ended the year at $56 million of future annual base rent. This remains a key driver of future growth, with approximately 80% of these 374 leases expected to commence in 2025, generating approximately $25 million in additional annual base rent.

Notably, throughout the year, our portfolio's grocery-anchored composition increased to 84%, up from 82% at the end of 2023. While the retail landscape continues to evolve with advancements in automation, delivery technology, generative AI, and e-commerce, Kimco has solidified its position as "first in last-mile retail" – providing the premier locations that help retailers execute their omnichannel strategies and solve the last-mile challenge. With a strong foundation in necessity-based retail, our properties are anchored by essential grocery tenants and complemented by a growing mix of service-oriented businesses – including healthcare providers, fitness studios, personal care services, and experiential retail – that thrive on in-person interactions and cannot be replicated online. This well-balanced tenant mix helps ensure our centers remain anchored in everyday life, positioned to thrive even as delivery methods shift and consumer habits evolve.

As we head into 2025, recent retail bankruptcies, including Party City, JOANN and Big Lots, have garnered attention, but we see them as opportunities rather than setbacks. With retail space in high demand and new supply constrained, we expect to re-lease any spaces returned to us at higher rents while also upgrading tenant credit quality, driving greater foot traffic, and enhancing the long-term value of our centers. Importantly, our credit loss assumptions for tenant disruption remain unchanged from previous years as these retailers had well-documented financial challenges, allowing us to anticipate and mitigate potential impacts.


MOXIE'S
**Mary Brickell Village**
Miami, Florida

Waterford Lakes Town Center
Orlando, Florida

# Strategic Growth & Capital Allocation

We continued to deploy capital at attractive spreads to our cost of capital in 2024, taking advantage of dislocations in the market. Our acquisition of Waterford Lakes Town Center in Orlando, Florida, represents a prime example of our ability to identify and execute on compelling opportunities in high-growth markets. Additionally, in January of 2025, we successfully converted The Markets at Town Center in Jacksonville, Florida from a mezzanine financing position into a wholly owned asset, highlighting the potential acquisition pipeline from our Structured Investment Program.

The Structured Investment Program continues to generate strong risk-adjusted returns while positioning us for future growth. Since inception, this program has provided a strategic foothold in some of the most desirable retail properties across the country, offering an attractive pathway to potential direct ownership as each investment includes a right of first offer or refusal (“ROFO” and “ROFR”).

Our mixed-use redevelopment pipeline advanced significantly, with Kimco surpassing its 2025 goal of entitling 12,000 residential units a full year ahead of schedule. Entitling residential units at our best-located retail centers creates future growth opportunities while maintaining capital flexibility. We estimate the value of our entitlements to be between $180 million to $330 million, underscoring the significant value embedded in our assets, which our team is actively working to unlock.

In 2025, we plan to accretively recycle capital, monetizing long-term ground leases at favorable cap rates and selectively selling development entitlements. The capital generated from these initiatives will be redeployed into core investments that drive sustainable, recurring income and enhance our long-term growth profile.




T&T Supermarket

The Marketplace at Factoria
Bellevue, Washington

## Balance Sheet Strength & Financial Discipline

Our balance sheet remains a cornerstone of our success, reflecting our commitment to financial discipline and strategic capital management. In 2024, we took proactive steps to bolster liquidity and enhance our credit metrics. A key milestone was the successful monetization of our remaining shares in ACI, generating $299.1 million of net proceeds that we reinvested into our business.

We efficiently utilized our At-the-Market ("ATM") equity offering program in the fourth quarter of 2024, raising $136.3 million through the sale of 5.4 million shares of common stock at an average price of $25.07 per share. The net proceeds from this were used to accretively acquire The Markets at Town Center. Additionally, we successfully executed a cash tender offer for just over 22% of our 7.25% Class N Cumulative Convertible Perpetual Preferred Stock for a total of $26.7 million, optimizing our capital structure and enhancing long-term financial flexibility.

At year-end, our consolidated net debt to EBITDA* improved to 5.3x – the lowest level since we began tracking this metric. Our liquidity position remains exceptionally strong, with $690 million in available cash and cash equivalents and full access to our $2 billion revolving credit facility.

In September 2024, we opportunistically issued $500 million of senior unsecured notes at 4.85% to pre-fund our $500 million of 3.30% senior unsecured notes that matured in February 2025. With only $290 million in remaining 2025 maturities, our capital structure remains well-positioned for continued growth.

**Our strong financial position has been recognized by rating agencies, with Fitch Ratings assigning us an A-, and S&P and Moody's maintaining their investment grade ratings of BBB+ and Baa1, respectively. S&P, and subsequently Moody's, upgraded Kimco to a positive outlook.**

Our strong financial position has been recognized by rating agencies, with Fitch Ratings assigning us an A-, and S&P and Moody's maintaining their investment grade ratings of BBB+ and Baa1, respectively. S&P, and subsequently Moody's, upgraded Kimco to a positive outlook. All of these improvements enhance our ability to secure competitive financing while demonstrating our disciplined liability risk management.

Reflecting confidence in our financial strength and cash flow growth, our Board of Directors raised the quarterly cash common dividend to $0.25 per share ($1.00 per annum), a 4.2% increase compared to the same period in the prior year.

These strategic financial initiatives underscore our commitment to maintaining a strong balance sheet while providing the flexibility to capitalize on growth opportunities and delivering sustained value to our stockholders.

## A Legacy of Leadership and a Vision for the Future

Strong leadership has been the foundation of Kimco's success, and as we look to the future, we also recognize the legacy that brought us here. Our founder and Executive Chairman, Milton Cooper, has played an instrumental role in shaping both Kimco and the broader REIT industry. His vision in taking Kimco public in 1991 helped redefine commercial real estate by ushering in a new era of institutional investment in the sector.

With his upcoming transition to Chairman Emeritus, we express our deepest gratitude for his decades of leadership and unwavering commitment to Kimco's long-term success. His dedication to integrity, innovation, and strategic foresight will continue to serve as a guiding force for the company.

At the same time, we are pleased to welcome Richard Saltzman as our new Independent Chairman, bringing valuable industry experience and insight to the Board. Additionally, we are excited to add Nancy Lashine and Ross Cooper as new Board members, further strengthening our leadership team as we look to the future.

## Looking Ahead

With a best-in-class portfolio, a disciplined balance sheet, and a strong pipeline of growth opportunities, we are confident in Kimco's ability to deliver long-term value for stockholders. Positioned to navigate any business cycle, we remain committed to optimizing our portfolio and deploying capital strategically to drive meaningful returns and maximize FFO growth.

We look forward to another year of growth and success together. Thank you for your continued trust and partnership.

**With a best-in-class portfolio, a disciplined balance sheet, and a strong pipeline of growth opportunities, we are confident in Kimco's ability to deliver long-term value for stockholders.**

**Milton Cooper**
Executive Chairman

**Conor C. Flynn**
Chief Executive Officer

**Ross Cooper**
President, Chief Investment Officer

**Glenn G. Cohen**
Executive Vice President, Chief Financial Officer

**David Jamieson**
Executive Vice President, Chief Operating Officer

EBITDA (a non-GAAP financial measure within the meaning of the rules of the SEC) is generally calculated by the company as net income/(loss) before interest, depreciation and amortization, provision/benefit for income taxes, gains/losses on sale of operating properties, losses/gains on change of control, profit participation from other investments, pension valuation adjustments, gains/losses on marketable securities and impairment charges.

Our method of calculating EBITDA may be different from methods used by other REITs and, accordingly, may not be comparable to such measures used by other REITs. We believe that EBITDA is an important metric in determining the success of our business as a real estate owner and operator. See the reconciliation to the applicable GAAP measure below.

In addition, we present a ratio of Net Debt to EBITDA, which is calculated using the non-GAAP measures: (1) Total debt outstanding reduced by the company's cash and cash equivalents, and (2) Annualized EBITDA, each as reconciled to the applicable GAAP measures below.

## Non-GAAP Measure: EBITDA

(Unaudited, dollars in thousands)

| | Three Months Ended December 31, 2024 |
|---|---|
| **Net income** | $167,999 |
| Interest | 83,684 |
| Depreciation and amortization | 156,130 |
| Gain on sale of properties | (330) |
| Impairment charges (including real estate joint ventures) | 1,207 |
| Profit participation from other investments, net | 240 |
| Loss on marketable securities/derivative, net | 1,627 |
| Benefit for income taxes | (46,938) |
| **Consolidated EBITDA** | $363,619 |
| Consolidated Debt | $8,461,176 |
| Consolidated Cash | (689,731) |
| **Consolidated Net Debt** | $7,771,445 |
| Annualized Consolidated EBITDA | $1,454,476 |
| **Net Debt to Consolidated EBITDA** | 5.3x |

# Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

Commission file number 1-10899 (Kimco Realty Corporation)
Commission file number 333-269102-01 (Kimco Realty OP, LLC)

# KIMCO REALTY CORPORATION
# KIMCO REALTY OP, LLC

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Maryland (Kimco Realty Corporation)**<br>**Delaware (Kimco Realty OP, LLC)** | **13-2744380**<br>**92-1489725** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

500 North Broadway, Suite 201, Jericho, NY 11753
(Address of principal executive offices) (Zip Code)
(516) 869-9000
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

**Kimco Realty Corporation**

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, par value $.01 per share. | KIM | New York Stock Exchange |
| Depositary Shares, each representing one one-thousandth of a share of 5.125% Class L Cumulative Redeemable, Preferred Stock, $1.00 par value per share. | KIMprL | New York Stock Exchange |
| Depositary Shares, each representing one one-thousandth of a share of 5.250% Class M Cumulative Redeemable, Preferred Stock, $1.00 par value per share. | KIMprM | New York Stock Exchange |
| Depositary Shares, each representing one one-thousandth of a share of 7.250% Class N Cumulative Convertible Preferred Stock, $1.00 par value per share. | KIMprN | New York Stock Exchange |

**Kimco Realty OP, LLC**

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| None | N/A | N/A |

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
**Kimco Realty Corporation** Yes ☑ No ☐ **Kimco Realty OP, LLC** Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
**Kimco Realty Corporation** Yes ☐ No ☑ **Kimco Realty OP, LLC** Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
**Kimco Realty Corporation** Yes ☑ No ☐ **Kimco Realty OP, LLC** Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
**Kimco Realty Corporation** Yes ☑ No ☐ **Kimco Realty OP, LLC** Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

**Kimco Realty Corporation:**

| | | | | | |
|---|---|---|---|---|---|
| Large accelerated filer | ☑ | Accelerated filer | ☐ | Non-accelerated filer | ☐ |
| Smaller reporting company | ☐ | Emerging growth company | ☐ | | |

**Kimco Realty OP, LLC:**

| | | | | | |
|---|---|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☐ | Non-accelerated filer | ☑ |
| Smaller reporting company | ☐ | Emerging growth company | ☐ | | |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
**Kimco Realty Corporation** ☐ **Kimco Realty OP, LLC** ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
**Kimco Realty Corporation** ☑ **Kimco Realty OP, LLC** ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
**Kimco Realty Corporation** ☐ **Kimco Realty OP, LLC** ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).
**Kimco Realty Corporation** ☐ **Kimco Realty OP, LLC** ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
**Kimco Realty Corporation** Yes ☐ No ☑ **Kimco Realty OP, LLC** Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of Kimco Realty Corporation was approximately $12.8 billion based upon the closing price on the New York Stock Exchange for such equity on June 28, 2024.

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.
As of February 10, 2025, Kimco Realty Corporation had 679,482,034 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference to the Kimco Realty Corporation's definitive proxy statement to be filed with respect to the Annual Meeting of Stockholders expected to be held on April 29, 2025.

Index to Exhibits begins on page 48.

# KIMCO REALTY CORPORATION
# KIMCO REALTY OP, LLC

## ANNUAL REPORT ON FORM 10-K
## FISCAL YEAR ENDED DECEMBER 31, 2024

## EXPLANATORY NOTE

Prior to January 1, 2023, the business of Kimco Realty Corporation (the “Company”) was conducted through a predecessor entity also known as Kimco Realty Corporation (the “Predecessor”). On December 14, 2022, the Predecessor’s Board of Directors approved the entry into an Agreement and Plan of Merger (the “UPREIT Merger”) with the company formerly known as New KRC Corp., which was a Maryland corporation and wholly owned subsidiary of the Predecessor (the “Parent Company”), and KRC Merger Sub Corp., which was a Maryland corporation and wholly owned subsidiary of the Parent Company (“Merger Sub”), to effect the reorganization (the “Reorganization”) of the Predecessor’s business into an umbrella partnership real estate investment trust, or “UPREIT”.

On January 1, 2023, pursuant to the UPREIT Merger, Merger Sub merged with and into the Predecessor, with the Predecessor continuing as the surviving entity and a wholly-owned subsidiary of the Parent Company, and each outstanding share of capital stock of the Predecessor was converted into one equivalent share of capital stock of the Parent Company (each share of which has continued to trade under their respective existing ticker symbol with the same rights, powers and limitations that existed immediately prior to the Reorganization).

In connection with the Reorganization, the Parent Company changed its name to Kimco Realty Corporation, and replaced the Predecessor as the New York Stock Exchange-listed public company. Effective as of January 3, 2023, the Predecessor converted into a limited liability company, organized in the State of Delaware, known as Kimco Realty OP, LLC, the entity we refer to herein as “Kimco OP”.

Following the Reorganization, substantially all of the Parent Company’s assets are held by, and substantially all of the Parent Company’s operations are conducted through, Kimco OP (either directly or through its subsidiaries), as the Parent Company’s operating company, and the Parent Company is the managing member of Kimco OP. In addition, the officers and directors of the Company were the same as the officers and directors of the Predecessor immediately prior to the Reorganization. Management operates the Parent Company and Kimco OP as one business. The management of the Parent Company consists of the same individuals as the management of Kimco OP. These individuals are officers of the Parent Company and employees of Kimco OP.

The Parent Company is a real estate investment trust ("REIT") and is the managing member of Kimco OP. As of December 31, 2024, the Parent Company owned 99.84% of the outstanding limited liability company interests (the "OP Units") in Kimco OP.

Stockholders' equity and members’ capital are the primary areas of difference between the Consolidated Financial Statements of the Parent Company and those of Kimco OP. Kimco OP’s capital currently includes OP Units owned by the Parent Company and non-controlling OP Units owned by third parties and certain officers and directors of the Company. OP Units owned by outside members are accounted for within capital on Kimco OP’s financial statements and in non-controlling interests in the Parent Company’s financial statements.

The Parent Company consolidates Kimco OP for financial reporting purposes, and the Parent Company does not have significant assets other than its investment in Kimco OP. Therefore, while stockholders’ equity, members’ capital and noncontrolling interests differ as discussed above, the assets and liabilities of the Parent Company and Kimco OP are the same on their respective financial statements.

This report combines the Annual Reports on Form 10-K for the year ended December 31, 2024, of the Parent Company and Kimco OP into this single report. The Company believes combining the Annual Reports on Form 10-K of the Parent Company and Kimco OP into this single report provides the following benefits:

- Enhances investors' understanding of the Parent Company and Kimco OP by enabling investors to view the businesses as a whole in the same manner as management views and operates the business;
- Eliminates duplicative disclosure and provides a more concise and readable presentation because a substantial portion of the disclosure applies to both the Parent Company and Kimco OP; and
- Creates time and cost efficiencies through the preparation of one combined report instead of two separate reports.

In order to highlight the differences between the Parent Company and Kimco OP, there are sections in this Annual Report that separately discuss the Parent Company and Kimco OP, including separate financial statements (but combined footnotes), separate controls and procedures sections, and separate Exhibit 31 and 32 certifications. In the sections that combine disclosure for the Parent Company and Kimco OP, unless context otherwise requires, this Annual Report refers to actions or holdings of Parent Company and/or Kimco OP as being the actions or holdings of the Company (either directly or through its subsidiaries, including Kimco OP).

Throughout this Annual Report, unless the context requires otherwise:

- The “Company,” “we,” “our” or “us” refer to:
  - for the period prior to January 1, 2023 (the period preceding the UPREIT Merger), the Predecessor and its business and operations conducted through its directly or indirectly owned subsidiaries;
  - for the period on or after January 1, 2023 (the period from and following the UPREIT Merger), the Parent Company and its business and operations conducted through its directly or indirectly owned subsidiaries, including Kimco OP; and
  - in statements regarding qualification as a REIT, such terms refer solely to the Predecessor or Parent Company, as applicable.
- “Kimco OP” refers to Kimco Realty OP, LLC, our operating company following the UPREIT Merger.
- References to “shares” and “shareholders” refer to the shares and shareholders of the Predecessor prior to January 1, 2023 and of the Parent Company on or after January 1, 2023, and not the limited liability company interests of Kimco OP.

TABLE OF CONTENTS

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## FORWARD-LOOKING STATEMENTS

This annual report on Form 10-K ("Form 10-K"), together with other statements and information publicly disseminated by the Company, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with the safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe the Company's future plans, strategies and expectations, are generally identifiable by use of the words "believe," "expect," "intend," "commit," "anticipate," "estimate," "project," "will," "target," "plan," "forecast" or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which, in some cases, are beyond the Company's control and could materially affect actual results, performances or achievements. Factors which may cause actual results to differ materially from current expectations include, but are not limited to, (i) financial disruption, geopolitical challenges or economic downturn, including general adverse economic and local real estate conditions, (ii) the impact of competition, including the availability of acquisition or development opportunities and the costs associated with purchasing and maintaining assets, (iii) the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business, (iv) the reduction in the Company's income in the event of multiple lease terminations by tenants or a failure of multiple tenants to occupy their premises in a shopping center, (v) the potential impact of e-commerce and other changes in consumer buying practices, and changing trends in the retail industry and perceptions by retailers or shoppers, including safety and convenience, (vi) the availability of suitable acquisition, disposition, development, redevelopment and merger opportunities, and the costs associated with purchasing and maintaining assets and risks related to acquisitions not performing in accordance with our expectations, (vii) the Company's ability to raise capital by selling its assets, (viii) disruptions and increases in operating costs due to inflation and supply chain disruptions, (ix) risks associated with the development of mixed-use commercial properties, including risks associated with the development, and ownership of non-retail real estate, (x) changes in governmental laws and regulations, including, but not limited to, changes in data privacy, environmental (including climate change), safety and health laws, and management's ability to estimate the impact of such changes, (xi) valuation and risks related to the Company's joint venture and preferred equity investments and other investments, (xii) collectability of mortgage and other financing receivables, (xiii) impairment charges, (xiv) criminal cybersecurity attack disruptions, data loss or other security incidents and breaches, (xv) risks related to artificial intelligence, (xvi) impact of natural disasters and weather and climate-related events, (xvii) pandemics or other health crises, (xviii) our ability to attract, retain and motivate key personnel, (xix) financing risks, such as the inability to obtain equity, debt or other sources of financing or refinancing on favorable terms to the Company, (xx) the level and volatility of interest rates and management's ability to estimate the impact thereof, (xxi) changes in the dividend policy for the Company's common and preferred stock and the Company's ability to pay dividends at current levels, (xxii) unanticipated changes in the Company's intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity, (xxiii) the Company's ability to continue to maintain its status as a REIT for U.S. federal income tax purposes and potential risks and uncertainties in connection with its UPREIT structure, and (xxiv) other risks and uncertainties identified under Item 1A, "Risk Factors" and elsewhere in this Form 10-K and in the Company's other filings with the Securities and Exchange Commission ("SEC"). Accordingly, there is no assurance that the Company's expectations will be realized. The Company disclaims any intention or obligation to update the forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to refer to any further disclosures the Company makes or related subjects in the Company's quarterly reports on Form 10-Q and current reports on Form 8-K that the Company files with the SEC. Certain forward-looking and other statements in this Annual Report on Form 10-K, or other locations, such as our corporate website, contain various corporate responsibility standards and frameworks (including standards for the measurement of underlying data) and the interests of various stakeholders. As such, such information may not be, and should not be interpreted as necessarily being, "material" under the federal securities laws for SEC reporting purposes, even if we use the word "material" or "materiality" in this document. Corporate Responsibility information is also often reliant on third-party information or methodologies that are subject to evolving expectations and best practices, and our approach to and discussion of these matters may continue to evolve as well. For example, our disclosures may change due to revisions in framework requirements, availability of information, changes in our business or applicable governmental policies, or other factors, some of which may be beyond our control.

PART I

Item 1. Business

**Overview**

The Company is the leading owner and operator of high-quality, open-air, grocery-anchored shopping centers and mixed-use properties in the United States. The Company's mission is to create destinations for everyday living that inspire a sense of community and deliver value to our many stakeholders.

The Company began operations through its predecessor, The Kimco Corporation, which was organized in 1966 upon the contribution of several shopping center properties owned by its principal stockholders. In 1973, these principals formed the Company as a Delaware corporation, and, in 1985, the operations of The Kimco Corporation were merged into the Company. The Company completed its initial public stock offering (the "IPO") in November 1991, and, commencing with its taxable year which began January 1, 1992, elected to qualify as a REIT in accordance with Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a REIT, the Company must meet several organizational and operational requirements and is required to annually distribute at least 90% of its net taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, the Company will be subject to federal income tax at regular corporate rates to the extent that it distributes less than 100% of its net taxable income, including any net capital gains. In January of 2023, the Company consummated the Reorganization into an UPREIT structure as described in the Explanatory Note at the beginning of this Annual Report. If, as the Company believes, it is organized and operates in such a manner so as to qualify and remain qualified as a REIT under the Code, the Company generally will not be subject to U.S. federal income tax, provided that distributions to its stockholders equal at least the amount of its REIT taxable income, as defined in the Code. The Company maintains certain subsidiaries that made joint elections with the Company to be treated as taxable REIT subsidiaries ("TRSs"). This permits the Company to engage in certain business activities that a REIT may not conduct directly, by conducting such business activities through such TRSs. A TRS is subject to federal and state taxes on its income, and the Company includes a provision for taxes in its consolidated financial statements. In 1994, the Predecessor reorganized as a Maryland corporation. In March 2006, the Predecessor was added to the S&P 500 Index, an index containing the stock of 500 Large Cap companies, most of which are U.S. corporations. The Company's common stock, Class L Depositary Shares, Class M Depositary Shares, and Class N Depositary Shares are traded on the New York Stock Exchange ("NYSE") under the trading symbols "KIM", "KIMprL", "KIMprM", and "KIMprN", respectively.

The Company is a self-administered REIT and has not engaged, nor does it expect to retain, any REIT advisors in connection with the operation of its properties. The Company's ownership interests in real estate consist of its consolidated portfolio and portfolios where the Company owns an economic interest, such as properties in the Company's investment real estate management programs, where the Company partners with institutional investors and also retains management.

The Company began to expand its operations through the development of real estate and the construction of shopping centers but revised its growth strategy to focus on the acquisition and redevelopment of existing shopping centers that include a grocery component. Additionally, the Company developed various residential and mixed-use operating properties and continues to obtain entitlements to embark on additional projects of this nature through re-development opportunities.

The Company has implemented its investment real estate management format through the establishment of various institutional joint venture programs, in which the Company has noncontrolling interests. The Company earns management fees, acquisition fees, disposition fees as well as promoted interests based on achieving certain performance metrics.

In addition, the Company has capitalized on its established expertise in retail real estate by establishing other ventures in which the Company owns a smaller equity interest and provides management, leasing and operational support for those properties. The Company has also provided preferred equity capital to real estate professionals and, from time to time, provides real estate capital, retail real estate financing and management services to both healthy and distressed retailers. The Company has also made selective investments in secondary market opportunities where a security or other investment is, in management's judgment, priced below the value of the underlying assets, however, these investments are subject to volatility within the equity and debt markets.

At December 31, 2024, the Parent Company is the managing member of Kimco OP and owns 99.84% of the limited liability company interests of, and exercises exclusive control over, Kimco OP as described in detail in the Explanatory Note to this Form 10-K.

As of December 31, 2024, the Company had interests in 568 shopping center properties (the "Combined Shopping Center Portfolio"), aggregating 101.1 million square feet of gross leasable area ("GLA"), located in 30 states. In addition, the Company had 67 other property interests, primarily including net leased properties, preferred equity investments, and other investments, totaling 5.5 million square feet of GLA.

**RPT Merger**

On August 28, 2023, the Company and RPT Realty ("RPT") announced that they had entered into a definitive merger agreement (the "Merger Agreement") pursuant to which the Company would acquire RPT through a series of mergers (collectively, the "RPT Merger"). On January 2, 2024, RPT merged with and into the Company, with the Company continuing as the surviving public company. The RPT Merger added 56 open-air shopping centers, 43 of which were wholly-owned and 13 of which were owned through a joint venture, comprising 13.3 million square feet of GLA. In addition, as a result of the RPT Merger, the Company obtained RPT's 6% stake in a 49-property net lease joint venture.

Under the terms of the Merger Agreement, each RPT common share was converted into 0.6049 of a newly issued share of the Company's common stock, together with cash in lieu of fractional shares, and each 7.25% Series D Cumulative Convertible Perpetual Preferred Share of RPT was converted into the right to receive one depositary share representing one one-thousandth of a share of the Company's newly issued 7.25% Class N Cumulative Convertible Perpetual Preferred Stock, par value $1.00 per share ("Class N Preferred Stock"). In connection with the RPT Merger, the Company issued 53.0 million shares of common stock, 1.8 million depositary shares of Class N Preferred Stock, and 953,400 OP Units. See Footnote 2 of the Notes to Consolidated Financial Statements for further details on the RPT Merger.

**Economic Conditions**

The economy continues to face challenges, which could impact the Company and its tenants, including elevated inflation and interest rates. These factors could slow economic growth and adversely affect the Company and its tenants which could negatively affect the overall demand for retail space, including the demand for leasable space in the Company's properties and could materially adversely impact the Company's business, financial condition, results of operations or stock price. The Company continues to monitor economic, financial, and social conditions and will assess its asset portfolio for any impairment indicators. If the Company determines that any of its assets are impaired, the Company would be required to take impairment charges, and such amounts could be material.

**Business Objective and Strategies**

The Company has developed a strong nationally diversified portfolio of open-air, grocery anchored shopping centers located in drivable first-ring suburbs primarily within 18 major metropolitan Sun Belt and coastal markets, which are supported by strong demographics, significant projected population growth, and where the Company perceives significant barriers to entry. As of December 31, 2024, the Company derived 82% of its proportionate share of annualized base rental revenues from these top major metro markets. The Company's shopping centers provide essential, necessity-based goods and services to the local communities and are primarily anchored by a grocery store, home improvement center, off-price retailer, discounter and/or service-oriented tenant.

The Company's focus on high-quality locations has led to significant opportunities for value creation through the reinvestment in its assets to add density, replace outdated shopping center concepts, and better meet changing consumer demands. In order to add density to existing properties, the Company has obtained multi-family entitlements for 12,379 units of which 3,357 units have been constructed as of December 31, 2024. The Company continues to place strategic emphasis on live/work/play environments and in reinvesting in its existing assets, while building shareholder value. This philosophy is exemplified by the Company's Signature Series$^{TM}$ properties which include key value creation projects in the Company's portfolio that exemplify our transformation and highlight our focus on quality, concentration around core metropolitan statistical areas, and/or growth through redevelopment and development opportunities. Signature Series properties also include fully entitled, shovel-ready mixed-use projects, and opportunities that the Company continues to identify and entitle as it seeks to achieve the highest and best use of its real estate, enhance its communities, and create value for its stakeholders for years to come.

The strength and security of the Company's balance sheet remains central to its strategy. The Company's strong balance sheet and liquidity position are evidenced by its investment grade unsecured debt ratings (A-/BBB+/Baa1) by three major ratings agencies. The Company maintains one of the longest weighted average debt maturity profiles in the REIT industry, now at 8.0 years. The Company expects to continue to operate in a manner that fosters strong debt and fixed charge coverage metrics.

*Business Objective*

The Company's primary business objective is to be the premier owner and operator of open-air, grocery-anchored shopping centers, and a growing portfolio of mixed-use assets, in the U.S. The Company believes it can achieve this objective by:

- increasing the value of its existing portfolio of properties and generating higher levels of portfolio growth;
- increasing cash flows for reinvestment and/or for distribution to shareholders while maintaining conservative payout ratios;
- maintaining strong debt metrics and its A-/BBB+/Baa1 unsecured debt ratings;
- continuing growth in desirable demographic areas with successful retailers, primarily focused on grocery anchors; and

- increasing the number of entitlements for residential use.

During September 2024, Fitch Ratings assigned the Company a rating of A- for its senior unsecured debt, assigned a BBB credit rating for its preferred stock, and assigned its ‘Stable’ rating outlook. As a result, the Company achieved certain interest rate reductions and facility fee reduction for its unsecured revolving credit facility (the “Credit Facility”) and unsecured term loans. In addition, during September 2024, S&P Global Ratings affirmed the Company's BBB+ credit rating for its senior unsecured debt and changed its outlook from 'Stable' to 'Positive'. During January 2025, Moody's Ratings affirmed the Company's Baa1 credit rating, for its senior unsecured debt rating and changed its outlook from 'Stable' to 'Positive'.

*Business Strategies*

The Company believes it is well positioned to achieve sustainable growth, with its strong core portfolio and its recent acquisitions allowing the Company to achieve higher occupancy levels, increased rental rates and rental growth in the future. To further achieve the Company's business objectives it has identified the following strategic goals:

- Capitalizing on efficiencies and advantages of scale to serve as the best-in-class operator for tenants.
- Providing essential, necessity-based goods and services to local communities.
- Maintaining a strong balance sheet with ample liquidity.
- Expanding a nationally diversified portfolio located in the high barrier to entry, first-ring suburbs within key major metropolitan Sun Belt and coastal markets.
- Unlocking the highest and best use of real estate through its entitlement program and redevelopment projects through a disciplined capital allocation strategy.
- Leading in corporate responsibility, delivering value to investors, tenants, employees and communities.

The Company has identified the following areas where it is well positioned for sustainable growth in the future.

| High Quality, Diversified Portfolio | Accretive Capital Allocation | Significant Financial Strength | Corporate Responsibility Leadership |
|---|---|---|---|
| • Well positioned, grocery anchored portfolio in major Sun Belt and coastal markets, with 91% of the portfolio within the Sun Belt and/or coastal markets<br>• Highly diversified tenant base led by healthy mix of essential, necessity-based tenants and omni channel retailers<br>• Provide critical last-mile solution to its diverse pool of tenants | • Generate additional internal and external growth through accretive acquisitions and (re)development<br>• Growth through a curated collection of mixed-use projects and redevelopments<br>• Opportunistic acquisition and structured investment platform (“Plus”) business focused on accretive unique opportunities | • Maintain a strong balance sheet and liquidity position with an emphasis on reduced leverage and a sustainable and growing dividend<br>• Over $2.7 billion of immediate liquidity, including the Company's $2.0 billion unsecured revolving credit facility<br>• 8.0-year consolidated weighted average debt maturity profile<br>• Over 525 unencumbered properties, approximately 91% of the centers in the Company's portfolio | • Over 60 years of delivering value to investors, tenants, employees, and communities<br>• Corporate Responsibility approach is aligned with core business strategy<br>• Proactive approach to quantifying, disclosing and managing climate, reputational and other risks |

The Company reduces its operating and leasing risks through diversification achieved by the geographic distribution of its properties and a large tenant base. As of December 31, 2024, no single open-air shopping center accounted for more than 1.2% of the Company's annualized base rental revenues, including the proportionate share of base rental revenues from properties in which the Company has less than a 100% economic interest, or more than 1.3% of the Company’s total shopping center GLA. Furthermore, at December 31, 2024, the Company’s single largest tenant represented only 3.7%, and the Company’s five largest tenants aggregated less than 10.7%,

of the Company’s annualized base rental revenues, including the proportionate share of base rental revenues from properties in which the Company has less than a 100% economic interest.

As one of the original participants in the growth of the shopping center industry and the nation's largest owner and operator of open-air shopping centers, the Company has established close relationships with major national and regional retailers and maintains a broad network of industry contacts. Management is associated with and/or actively participates in many shopping center and REIT industry organizations. Notwithstanding these relationships, there are numerous regional and local commercial developers, real estate companies, financial institutions and other investors who compete with the Company for the acquisition of properties and other investment opportunities and in seeking tenants who will lease space in the Company’s properties.

The Company’s executive and senior management teams are seasoned real estate operators with extensive retail and public company leadership experience. The Company’s management has a deep industry knowledge and well-established relationships with retailers, brokers, and vendors through many years of operational and transactional experience, as well as significant capital markets capabilities. The Company believes that management’s expertise, experience, reputation, and key relationships in the retail real estate industry provides it with a significant competitive advantage in attracting new business opportunities.

**Government Regulation**

Compliance with various governmental regulations has an impact on our business, including our capital expenditures, earnings and competitive position, which can be material. We incur costs to monitor and take actions to comply with governmental regulations that are applicable to our business, which include, among others, federal securities laws and regulations, applicable stock exchange requirements, REIT and other tax laws and regulations, environmental and health and safety laws and regulations, local zoning, usage and other regulations relating to real property and the Americans with Disabilities Act of 1990.

In addition, see Item 1A. Risk Factors for a discussion of material risks to us, including, to the extent material, to our competitive position, relating to governmental regulations, and see “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” together with our audited consolidated financial statements and the related notes thereto for a discussion of material information relevant to an assessment of our financial condition and results of operations, including, to the extent material, the effects that compliance with governmental regulations may have upon our capital expenditures and earnings.

**Human Capital Resources**

The Company believes that its associates are one of its strongest resources. The Company is committed to best practices in all phases of the associate life cycle, including recruitment, training, development and promotion. By cultivating high levels of associate satisfaction, management’s goal is to ensure the Company remains a significant driving force in commercial real estate well into the future.

The Company is an equal opportunity employer committed to hiring, developing, and supporting a collaborative workforce. The Company takes steps to support its commitment that employment decisions (including how persons are recruited, hired, assigned and promoted) are not made on the basis of any legally protected characteristic. All of our employees must adhere to a Code of Business Conduct and Ethics that sets standards for appropriate behavior and includes required, regular internal training on preventing, identifying, reporting and stopping any type of discrimination and/or retaliation.

To attract and retain high performing individuals, we are committed to partnering with our associates to provide opportunities for their professional development and promote their health and well-being. We offer a broad range of benefits, and we believe our compensation package and benefits are competitive with others in our industry. Our benefits programs include a robust offering of medical, dental, vision, life, disability and a number of exciting ancillary benefits, all of which require modest associate contributions or are offered at no cost to associates. The Company also provides a Safe Harbor 401(k) program with both pretax and Roth offerings including a robust, fully vested matching contribution.

The Company has earned Great Place to Work certification for seven consecutive years and has been recognized as a recipient of Best Workplaces in Real Estate, Best Workplaces in New York, and Best Workplaces for Millennials.

The Company operates under a hybrid work model, which balances valuable face-to-face interactions with individual preferences for ideal work conditions. By focusing on communication, collaboration, and innovation, and by encouraging associates to be deliberate in where and how they choose to work, the model results in an engaged, satisfied and efficient workforce.

The Company’s executive and management team promotes a true “open door” environment in which all feedback and suggestions are welcome. Whether it be through regular face to face discussion, all employee calls, department meetings, frequent training sessions, Coffee Connections with the executive team, use of our BRAVO recognition program, participation in our leadership development programs, or suggestions through the Company's internet portal, associates are encouraged to be inquisitive and share ideas. Those ideas have resulted in a number of programs and benefit enhancements.

The Company promotes physical and mental health, including access to a national gym membership program and no cost access to numerous health and wellness applications for associates and their family members. It supports an internal Wellness Council and hosts regular wellness and nutrition seminars and health screenings.

Engaging in the community is important to the Company and its associates. Across the Company's numerous offices, associates host volunteer and social activities. The Company promotes and supports associate volunteerism with two volunteer days off per year and a Company matching program in support of each associates charitable endeavors. Employees may participate in KIMunity Councils focused in the areas of culture, charitable and in-kind giving, wellness, sustainability, and tenant engagement.

The Company's executive offices are located at 500 North Broadway, Suite 201, Jericho, NY 11753, a mixed-use property that is wholly-owned by the Company, and its telephone number is (516) 869-9000 or 1-800-764-7114. Nearly all corporate functions, including legal, data processing, finance and accounting are administered by the Company from its executive offices in Jericho, New York and supported by the Company's regional offices. As of December 31, 2024, a total of 717 persons were employed by the Company, of which 31% were located in our corporate office with the remainder located in 31 offices throughout the United States or working remotely. The average tenure of our employees was 9.6 years.

**Corporate Responsibility Programs**

The Company strives to build a thriving and viable business, one that succeeds by delivering long-term value for its stakeholders. We believe that the Company's Corporate Responsibility programs are aligned with its core business strategy of creating destinations for everyday living that inspire a sense of community and deliver value to its many stakeholders.

The Company's Board of Directors sets the Company's overall Corporate Responsibility program objectives and oversees enterprise risk management. The Nominating and Corporate Governance Committee of the Board of Directors is responsible for overseeing the Company's efforts with regard to the Company's Corporate Responsibility matters.

The Company recognizes that climate change is a significant stakeholder issue threatening the viability of economic and environmental systems globally. As a real estate portfolio owner, the Company works to monitor physical and transition risks as well as opportunities posed to its business by climate change and quantifies and discloses the climate information regarding its activities. The Company has established a near-term greenhouse gas ("GHG") emissions reduction target of reducing Scope 1 and 2 emissions 30% from a 2018 baseline by 2030, and separately has a target of achieving net zero Scope 1 and 2 GHG emissions by 2050.

Climate risks and opportunities are generally evaluated at both the corporate and individual asset level. The following table summarizes relevant climate risks identified as a part of the Company's ongoing risk assessment process. The Company may be subject to other climate risks not included below.

| Climate Risk | Description |
|---|---|
| Physical | |
| Acute Hazards - Windstorms | Increased frequency and intensity of windstorms, such as hurricanes, could lead to property damage, loss of property value, increased operation and capital costs and insurance premiums, and interruptions to business operations. |
| Acute Hazards - Flooding | Change in rainfall conditions leading to increased frequency and severity of flooding could lead to property damage, loss of property value, increased operating and capital costs and insurance premiums, and interruptions to business operations. |
| Acute Hazards - Wildfires | Change in fire potential could lead to permanent loss of property, stress on human health (air quality) and stress on ecosystem services. |
| Chronic Stressors - Sea Level Rise | Rising sea levels could lead to storm surge and other potential impacts for low-lying coastal properties leading to damage, loss of property value, increased operating and capital costs and insurance premiums, and interruptions to business operations. |
| Chronic Stressors - Heat and Water Stress | Increases in temperature could lead to droughts and decreased available water supply could lead to higher utility usage and supply interruptions. |
| Transition | |
| Policy and Legal | Regulations at the federal, state and local levels, in addition to stakeholder adherence to international regulations, could impose additional operating and capital costs associated with utilities, energy efficiency, building materials and building design. |
| Reputation and Market | Increased interest among retail tenants in building efficiency, sustainable design criteria and "green leases", which incorporate provisions intended to promote sustainability at the property, could result in decreased demand for outdated space. Potential for fluctuating costs for carbon intensive raw materials used to construct and renovate properties. |
| Technology | Increasing market and regulatory expectations may result in increased investment in upgrading technology and assets, including training and startup costs. |

The Company's approach in mitigating these risks include, but are not limited to (i) carrying additional insurance coverage relating to flooding and windstorms, (ii) maintaining a geographically diversified portfolio, which limits exposure to event driven risks, (iii) creating a form "green lease" for its tenants, which incorporates varied criteria that align landlord and tenant sustainability priorities as well as establishing green construction criteria and (iv) implementing emergency preparedness and operational energy and water efficiency programs.

In 2020, the Company issued $500.0 million in 2.70% notes due 2030 in its inaugural green bond offering. The net proceeds from this offering are allocated to finance or refinance, in whole or in part, recently completed, existing or future eligible green projects, which projects are to be aligned with the four core components of the Green Bond Principles, 2018 as administered by the International Capital Market Association. As of June 30, 2024, the Company reached full allocation of the $500.0 million green bond. Additionally, the Company's $2.0 billion Credit Facility is a green credit facility, which incorporates rate adjustments associated with attainment (or non-attainment) of Scope 1 and 2 greenhouse gas emissions reductions. In 2024, the Company entered into a credit agreement in which $310.0 million in new term loans were issued with rate adjustments that are also tied to the attainment (or non-attainment) of Scope 1 and 2 greenhouse gas emissions. During 2024, the Company attained the Scope 1 and 2 gas emissions targets and achieved the maximum interest rate adjustment to its Credit Facility and certain of its term loans.

Additional information about our approach to corporate responsibility is available in our Corporate Responsibility Report, which can be found on the Company's website. Such information is not incorporated by reference into, and is not part of, this annual report on Form 10-K.

**Information About Our Executive Officers**

The following table sets forth information with respect to the executive officers of the Company as of December 31, 2024:

| Name | Age | Position | Joined Kimco |
|---|---|---|---|
| Milton Cooper | 95 | Executive Chairman of the Board of Directors | Co-Founder |
| Conor C. Flynn | 44 | Chief Executive Officer | 2003 |
| Ross Cooper | 42 | President and Chief Investment Officer | 2006 |
| Glenn G. Cohen | 60 | Executive Vice President, Chief Financial Officer | 1995 |
| David Jamieson | 44 | Executive Vice President, Chief Operating Officer | 2007 |

**Available Information**

The Company's website is located at *http://www.kimcorealty.com*. The information contained on our website does not constitute part of this Form 10-K. On the Company's website you can obtain, free of charge, a copy of this Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable, after we file such material electronically with, or furnish it to, the SEC. The public may read and obtain a copy of any materials we file electronically with the SEC at *http://www.sec.gov*.

Item 1A. Risk Factors

We are subject to certain business and legal risks, including, but not limited to, the following:

**Risks Related to Our Business and Operations**

**Adverse global market and economic conditions may impede our ability to generate sufficient income and maintain our properties.**

Our properties consist primarily of open-air shopping centers, including mixed-use assets, and other retail properties. Our performance, therefore, is generally linked to economic conditions in the market for retail space. The economic performance and value of our properties is subject to all of the risks associated with owning and operating real estate, including, but not limited to:

- changes in the national, regional and local economic climate;
- local conditions, including an oversupply of, or a reduction in demand for, space in properties like those that we own or operate;
- trends toward smaller store sizes as retailers reduce inventory and develop new prototypes;
- increasing use by customers of e-commerce and online store sites;
- the attractiveness of our properties to tenants;
- market disruptions due to global pandemics or other health epidemics;

- the ability of tenants to pay rent, particularly anchor tenants with leases in multiple locations;
- tenants who may declare bankruptcy and/or close stores;
- competition from other available properties to attract and retain tenants;
- changes in market rental rates;
- the need to periodically pay for costs to repair, renovate and re-let space;
- ongoing consolidation in the retail sector;
- the excess amount of retail space in a number of markets;
- changes in operating costs, including costs for maintenance, insurance and real estate taxes;
- the expenses of owning and operating properties, which are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the properties;
- changes in laws and governmental regulations, including those governing usage, zoning, the environment and taxes;
- acts of terrorism and war and acts of God, including physical and weather-related damage to our properties;
- the continued service and availability of key personnel; and
- the risk of functional obsolescence of properties over time.

**Competition may limit our ability to purchase new properties or generate sufficient income from tenants and may decrease the occupancy and rental rates for our properties.**

Numerous commercial developers and real estate companies compete with us in seeking tenants for our existing properties and properties for acquisition. Open-air shopping centers, including mixed-use assets, or other retail shopping centers with more convenient locations or better rents may attract tenants or cause them to seek more favorable lease terms at or prior to renewal. Retailers at our properties may face increasing competition from other retailers, e-commerce, outlet malls, discount shopping clubs, telemarketing or home shopping networks, all of which could (i) reduce rents payable to us; (ii) reduce our ability to attract and retain tenants at our properties; or (iii) lead to increased vacancy rates at our properties. We may fail to anticipate the effects of changes in consumer buying practices, particularly of growing online sales and the resulting retailing practices and space needs of our tenants or a general downturn in our tenants' businesses, which may cause tenants to close stores or default in payment of rent.

We face competition in the acquisition or development of real property from others engaged in real estate investment that could increase our costs associated with purchasing and maintaining assets. Some of these competitors may have greater financial resources than we do. This could result in competition for the acquisition of properties for tenants who lease or consider leasing space in our existing and subsequently acquired properties and for other investment or development opportunities.

**Our performance depends on our ability to collect rent from tenants, including anchor tenants, our tenants' financial condition and our tenants maintaining leases for our properties.**

At any time, our tenants may experience a downturn in their business that may significantly weaken their financial condition. As a result, our tenants may delay a number of lease commencements, decline to extend or renew leases upon expiration, fail to make rental payments when due, close stores or declare bankruptcy. Any of these actions could result in the termination of tenants' leases and the loss of rental income attributable to these tenants' leases. In the event of a default by a tenant, we may experience delays and costs in enforcing our rights as landlord under the terms of the leases.

In addition, multiple lease terminations by tenants, including anchor tenants, or a failure by multiple tenants to occupy their premises in a shopping center could result in lease terminations or significant reductions in rent by other tenants in the same shopping centers under the terms of some leases. In that event, we may be unable to re-lease the vacated space at attractive rents or at all, and our rental payments from our continuing tenants could significantly decrease. The occurrence of any of the situations described above, particularly involving a substantial tenant with leases in multiple locations, could have a material adverse effect on our financial condition, results of operations and cash flows.

A tenant that files for bankruptcy protection may not continue to pay us rent. A bankruptcy filing by, or relating to, one of our tenants or a lease guarantor would bar all efforts by us to collect pre-bankruptcy debts from the tenant or the lease guarantor, or their property, unless the bankruptcy court permits us to do so. A tenant bankruptcy could delay our efforts to collect past due balances under the relevant leases and could ultimately preclude collection of these sums. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. As a result, it is likely that we would recover substantially less than the full value of any unsecured claims we hold, if at all.

Current geopolitical challenges could impact the U.S. economy and consumer spending and our results of operations and financial condition. The success of our business, and the success of our tenants in operating their businesses and their corresponding ability to pay us rent continue to be significantly impacted by many current economic challenges, which impact the performance of their

businesses, including, but not limited to, inflation, labor shortages, tariffs or other trade restrictions, supply chain constraints, decreasing consumer confidence and discretionary spending, and elevated energy prices and interest rates.

**E-commerce and other changes in consumer buying practices present challenges for many of our tenants and may require us to modify our properties, diversify our tenant composition and adapt our leasing practices to remain competitive.**

Many of our tenants face increasing competition from e-commerce and other sources that could cause them to reduce their size, limit the number of locations and/or suffer a general downturn in their businesses and ability to pay rent. We may also fail to anticipate the effects of changes in consumer buying practices, particularly of growing online sales and the resulting change in retailing practices and space needs of our tenants, which could have an adverse effect on our results of operations and cash flows. We are focused on anchoring and diversifying our properties with tenants that are more resistant to competition from e-commerce (e.g., groceries, essential retailers, restaurants and service providers), but there can be no assurance that we will be successful in modifying our properties, diversifying our tenant composition and/or adapting our leasing practices.

**Our expenses may remain constant or increase, even if income from our Combined Shopping Center Portfolio decreases, which could adversely affect our financial condition, results of operations and cash flows.**

Costs associated with our business, such as common area expenses, utilities, insurance, real estate taxes, mortgage payments, and corporate expenses are relatively inflexible and generally do not decrease in the event that a property is not fully occupied, rental rates decrease, a tenant fails to pay rent or other circumstances cause our revenues to decrease. In addition, inflation could result in higher operating costs. If we are unable to lower our operating costs when revenues decline and/or are unable to pass along cost increases to our tenants, our financial condition, results of operations and cash flows could be adversely impacted.

**We may be unable to sell our real estate property investments when appropriate or on terms favorable to us.**

Real estate property investments are illiquid and generally cannot be disposed of quickly. The capitalization rates at which properties may be sold could be higher than historic rates, thereby reducing our potential proceeds from sale. In addition, the Code includes certain restrictions on a REIT's ability to dispose of properties that are not applicable to other types of real estate companies. Therefore, we may not be able to vary our portfolio in response to economic or other conditions promptly or on terms favorable to us within a time frame that we would need. All of these factors reduce our ability to respond to changes in the performance of our investments and could adversely affect our business, financial condition and results of operations.

Certain properties we own have a low tax basis, which may result in a taxable gain on sale. We may utilize like-kind exchanges qualifying under Section 1031 of the Code ("1031 Exchanges") to mitigate taxable income; however, there can be no assurance that we will identify properties that meet our investment objectives for acquisitions. In the event that we do not utilize 1031 Exchanges, we may be required to distribute the gain proceeds to shareholders or pay income tax, which may reduce our cash flow available to fund our commitments.

**We may acquire or develop properties or acquire other real estate related companies, and this may create risks.**

We may acquire or develop properties or acquire other real estate related companies when we believe that an acquisition or development is consistent with our business strategies. We may not succeed in consummating desired acquisitions or in completing developments on time or within budget. When we do pursue a project or acquisition, we may not succeed in leasing newly developed or acquired properties at rents sufficient to cover the costs of acquisition or development and operations. Difficulties in integrating acquisitions may prove costly or time-consuming and could divert management's attention from other activities. Acquisitions or developments in new markets or industries where we do not have the same level of market knowledge may result in poorer than anticipated performance. We may also abandon acquisition or development opportunities that management has begun pursuing and consequently fail to recover expenses already incurred and will have devoted management's time to a matter not consummated. Furthermore, our acquisitions of new properties or companies will expose us to the liabilities of those properties or companies, some of which we may not be aware of at the time of the acquisition. In addition, development of our existing properties presents similar risks.

Newly acquired or re-developed properties may have characteristics or deficiencies currently unknown to us that affect their value or revenue potential. It is also possible that the operating performance of these properties may decline under our management. As we acquire additional properties, we will be subject to risks associated with managing new properties, including lease-up and tenant retention. In addition, our ability to manage our growth effectively will require us to successfully integrate our new acquisitions into our existing management structure. We may not succeed with this integration or effectively manage additional properties, particularly in secondary markets. Also, newly acquired properties may not perform as expected.

**We face risks associated with the development of mixed-use commercial properties.**

We operate, are currently developing, and may in the future develop, properties either alone or through joint ventures with other persons that are known as "mixed-use" developments. This means that, in addition to the development of retail space, the project may also

include space for residential, office, hotel or other commercial purposes. We have less experience in developing and managing non-retail real estate than we do with retail real estate. As a result, if a development project includes a non-retail use, we may seek to develop that component ourselves, sell the rights to that component to a third-party developer with experience developing properties for such use or partner with such a developer. If we do not sell the rights or partner with such a developer, or if we choose to develop the other component ourselves, we would be exposed not only to those risks typically associated with the development of commercial real estate generally, but also to specific risks associated with the development and ownership of non-retail real estate. In addition, even if we sell the rights to develop the other component or elect to participate in the development through a joint venture, we may be exposed to the risks associated with the failure of the other party to complete the development as expected. These include the risk that the other party would default on its obligations necessitating that we complete the other component ourselves, including providing any necessary financing. In the case of residential properties, these risks include competition for prospective residents from other operators whose properties may be perceived to offer a better location or better amenities or whose rent may be perceived as a better value given the quality, location and amenities that the resident seeks. We will also compete against condominiums and single-family homes that are for sale or rent. In the case of office properties, the risks also include changes in space utilization by tenants due to technology, economic conditions and business culture, declines in financial condition of these tenants and competition for credit worthy office tenants. In the case of hotel properties, the risks also include increases in inflation and utilities that may not be offset by increases in room rates. We are also dependent on business and commercial travelers and tourism. Because we have less experience with residential, office and hotel properties than with retail properties, we expect to retain third parties to manage our residential and other non-retail components as deemed warranted. If we decide to not sell or participate in a joint venture and instead hire a third-party manager, we would be dependent on them and their key personnel who provide services to us, and we may not find a suitable replacement if the management agreement is terminated, or if key personnel leave or otherwise become unavailable to us.

**Construction projects are subject to risks that materially increase the costs of completion.**

In the event that we decide to redevelop existing properties, we will be subject to risks and uncertainties associated with construction and development. These risks include, but are not limited to, risks related to obtaining all necessary zoning, land-use, building occupancy and other governmental permits and authorizations, risks related to the environmental concerns of government entities or community groups, risks related to changes in economic and market conditions, especially in an inflationary environment, between development commencement and stabilization, risks related to construction labor disruptions, adverse weather, acts of God or shortages of materials and labor, which could cause construction delays and risks related to increases in the cost of labor and materials which could cause construction costs to be greater than projected and adversely impact the amount of our development fees or our financial condition, results of operations and cash flows.

**Supply chain disruptions and unexpected construction expenses and delays could impact our ability to timely deliver spaces to tenants and/or our ability to achieve the expected value of a construction project or lease, thereby adversely affecting our profitability.**

The construction and building industry, similar to many other industries, is experiencing worldwide supply chain disruptions due to a multitude of factors that are beyond our control. Materials, parts and labor have also increased in cost over the past year or more, sometimes significantly and over a short period of time. We may incur costs for a property renovation or tenant buildout that exceeds our original estimates due to increased costs for materials or labor or other costs that are unexpected. We also may be unable to complete renovation of a property or tenant space on schedule due to supply chain disruptions or labor shortages, which could result in increased debt service expense or construction costs. Additionally, some tenants may have the right to terminate their leases if a renovation project is not completed on time. The time frame required to recoup our renovation and construction costs and to realize a return on such costs can often be significant and materially adversely affect our profitability.

**International trade disputes, including U.S. trade tariffs and retaliatory tariffs, could adversely impact our business.**

International trade disputes, including threatened or implemented tariffs imposed by the U.S. and threatened or implemented tariffs imposed by foreign countries in retaliation, could adversely impact our business. Many of our tenants sell imported goods, and tariffs or other trade restrictions could materially increase costs for these tenants. To the extent our tenants are unable to pass these costs on to their customers, our tenants' operations could be adversely impacted, which among other things, could weaken demand by those tenants for our real estate. If the operations of potential future tenants are similarly adversely impacted, overall demand for our real estate may also weaken. In addition, international trade disputes, including those related to tariffs, could result in inflationary pressures that directly impact our costs, such as costs for steel, lumber and other materials applicable to our redevelopment projects. Trade disputes could also adversely impact global supply chains which could further increase costs for us and our tenants or delay delivery of key inventories and supplies.

**The Americans with Disabilities Act of 1990 could require us to take remedial steps with respect to existing or newly acquired properties.**

Our existing properties, as well as properties we may acquire, as commercial facilities, are required to comply with Title III of the Americans with Disabilities Act of 1990 (the "ADA"). Investigation of a property may reveal non-compliance with the ADA. The requirements of the ADA, or of other federal, state or local laws or regulations, also may change in the future and restrict further renovations of our properties with respect to access for disabled persons. Future compliance with the ADA may require expensive changes to the properties.

**We do not have exclusive control over our joint venture and preferred equity investments, such that we are unable to ensure that our objectives will be pursued.**

We have invested in some properties as a co-venturer or a partner, instead of owning directly. In these investments, we do not have exclusive control over the development, financing, leasing, management and other aspects of these investments. As a result, the co-venturer or partner might have interests or goals that are inconsistent with ours, take action contrary to our interests or otherwise impede our objectives. These investments involve risks and uncertainties. The co-venturer or partner may fail to provide capital or fulfill its obligations, which may result in certain liabilities to us for guarantees and other commitments. Conflicts arising between us and our partners may be difficult to manage and/or resolve and it could be difficult to manage or otherwise monitor the existing business arrangements. The co-venturer or partner also might become insolvent or bankrupt, which may result in significant losses to us.

In addition, joint venture arrangements may decrease our ability to manage risk and implicate additional risks, such as:

- our joint venture partner having potentially inferior financial capacity or diverging business goals and strategies, which could lead to actions not aligned with our interests;
- our inability to take actions with respect to the joint venture activities that we believe are favorable to us if our joint venture partner does not agree;
- our inability to control the legal entity that has title to the real estate associated with the joint venture;
- our lenders may not be easily able to sell our joint venture assets and investments or may view them less favorably as collateral, which could negatively affect our liquidity and capital resources;
- our joint venture partners can take actions that we may not be able to anticipate or prevent, which could result in negative impacts on our debt and equity; and
- our joint venture partners' business decisions or other actions or omissions may result in harm to our reputation or adversely affect the value of our investments.

Our joint venture and preferred equity investments generally own real estate properties for which the economic performance and value are subject to all the risks associated with owning and operating real estate as described above.

**We may not be able to recover our investments in mortgage receivables or other investments, which may result in significant losses to us.**

Our investments in mortgage receivables are subject to specific risks relating to the borrower and the underlying property. In the event of a default by a borrower, it may be necessary for us to foreclose our mortgage or engage in costly negotiations. Delays in liquidating defaulted mortgage loans and repossessing and selling the underlying properties could reduce our investment returns. Furthermore, in the event of default, the actual value of the property collateralizing the mortgage may decrease. A decline in real estate values will adversely affect the value of our loans and the value of the properties collateralizing our loans.

Our mortgage receivables may be or become subordinated to mechanics' or materialmen's liens or property tax liens. In these instances, we may need to protect a particular investment by making payments to maintain the current status of a prior lien or discharge it entirely. Where that occurs, the total amount we recover may be less than our total investment, resulting in a loss. In the event of a major loan default or several loan defaults resulting in losses, our investments in mortgage receivables would be materially and adversely affected.

The economic performance and value of our other investments, which we do not control, are subject to risks associated with owning and operating retail businesses, including:

- changes in the national, regional and local economic climate;
- the adverse financial condition of some large retailing companies;
- increasing use by customers of e-commerce and online store sites; and
- ongoing consolidation in the retail sector.

A decline in the value of our other investments may require us to recognize an other-than-temporary impairment ("OTTI") against such assets. When the fair value of an investment is determined to be less than its amortized cost at the balance sheet date, we assess whether the decline is temporary or other-than-temporary. If we intend to sell an impaired asset, or it is more likely than not that we will be required to sell the impaired asset before any anticipated recovery, then we must recognize an OTTI through charges to earnings equal to the entire difference between the asset's amortized cost and its fair value at the balance sheet date. When an OTTI is recognized through earnings, a new cost basis is established for the asset, and the new cost basis may not be adjusted through earnings for subsequent recoveries in fair value.

**Our real estate assets may be subject to impairment charges.**

We periodically assess whether there are any indicators that the value of our real estate assets may be impaired. A property's value is considered to be impaired only if the estimated aggregate future undiscounted property cash flows are less than the carrying value of the property. In our estimate of cash flows, we consider factors such as trends and prospects and the effects of demand and competition on expected future operating income. If we are evaluating the potential sale of an asset or redevelopment alternatives, the undiscounted future cash flows consider the most likely course of action as of the balance sheet date based on current plans, intended holding periods and available market information. We are required to make subjective assessments as to whether there are impairments in the value of our real estate assets. Impairment charges have an immediate direct impact on our earnings. There can be no assurance that we will not take additional charges in the future related to the impairment of our assets. Any future impairment could have a material adverse effect on our results of operations in the period in which the charge is taken.

**We may not be able to recover our investments, which may result in significant losses to us.**

There can be no assurance that we will be able to recover the current carrying amount of all of our properties and investments and those of our unconsolidated joint ventures in the future. Our failure to do so would require us to recognize impairment charges for the period in which we reached that conclusion, which could materially and adversely affect our financial condition, results of operations and cash flows.

**We have completed our efforts to exit Mexico and Canada, however, we cannot predict the impact of laws and regulations affecting these international operations, including the United States Foreign Corrupt Practices Act, or the potential that we may face regulatory sanctions.**

Our international operations had included properties in Mexico and Canada and are subject to a variety of United States and foreign laws and regulations, including the United States Foreign Corrupt Practices Act and foreign tax laws and regulations. Although we have completed our efforts to exit our investments in Mexico and Canada, we cannot assure you that our past practices will continue to be found to be in compliance with such laws or regulations. In addition, we cannot predict the manner in which such laws or regulations might be administered or interpreted, or when, or the potential that we may face regulatory sanctions or tax audits as a result of our international operations.

**We have experienced cybersecurity attacks, and future attacks and incidents could materially impact our business, financial condition and results of operations.**

Our information technology ("IT") networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations and, in some cases, may be critical to the operations of certain of our tenants. While we maintain some of our own critical IT networks and related systems, we also depend on third parties to provide important software, technologies, tools and a broad array of services and operational functions, including payroll, human resources, electronic communications and finance functions. In the ordinary course of our business, we and our third-party service providers collect, process, transmit and store sensitive information and data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, as well as personally identifiable information.

We, and our third-party service providers, like all businesses, are subject to cyberattacks and security incidents, that threaten the confidentiality, integrity, and availability of our IT systems and information resources. Cyberattacks and security incidents include intentional or unintentional acts by employees, customers, contractors or third parties, who seek to gain unauthorized access to our or our service providers' systems to disrupt operations, corrupt data, or steal confidential or personal information through malware, computer viruses, ransomware, software or hardware vulnerabilities, social engineering (e.g., phishing attachments to e-mails) or other vectors.

Cyberattacks are becoming more challenging to identify, investigate and remediate, because attackers increasingly use techniques and tools, including artificial intelligence, that circumvent controls, avoid detection, and remove or obscure forensic evidence. There can be no assurance that our cybersecurity risk management program, security controls and security processes, or those of our third-party

services providers will be fully implemented, complied with, or effective or that security breaches or disruptions will not materially impact our business.

We have experienced cybersecurity incidents that to date have not resulted, and are not expected to result, in a material impact on the Company's business operations or financial results. For example, in February 2023, the Company experienced a criminal ransomware attack affecting data contained on legacy servers of Weingarten Realty Investors ("WRI"). The Company acquired WRI in August 2021. The affected servers and exfiltrated data were on the WRI network. The WRI network is separate and is not connected to the Company's network. The Company promptly initiated an investigation and its response protocols, including deploying containment measures such as taking affected systems offline, implementing enhanced monitoring technology and data recovery processes. The Company also notified federal law enforcement, engaged the services of cybersecurity and forensics professionals, and restored affected systems. The WRI network data is historical and stored for archival purposes. We have acquired in the past and may acquire in the future companies with cybersecurity vulnerabilities or unsophisticated security measures, which could expose us to significant cybersecurity, operational, and financial risks.

A cyber incident could materially affect our operations and financial condition by:

- disrupting the proper functioning of our networks and systems and, therefore, our operations and/or those of certain of our tenants;
- resulting in misstated financial reports, violations of loan covenants and/or missed reporting deadlines;
- resulting in our inability to properly monitor our compliance with the rules and regulations regarding our qualification as a REIT;
- resulting in the unauthorized access to, and destruction, loss, theft, misappropriation or release of proprietary, confidential, sensitive or otherwise valuable information of ours or others, which others could use to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes;
- resulting in our inability to maintain the building systems relied upon by our tenants for the efficient use of their leased space;
- requiring significant management attention and resources to remediate systems, fulfill compliance requirements and/or to remedy any damages that result;
- subjecting us to regulatory enforcement, including investigative costs and fines or penalties;
- subjecting us to litigation claims for negligence, breach of contract or other agreements or other causes of action, potentially resulting in remedies such as damages, credits, penalties or termination of leases or other agreements; or
- damaging our reputation among our tenants, investors and associates.

In addition, federal and state governments and agencies have enacted, and continue to develop, broad data protection legislation, regulations, and guidance that require companies to increasingly implement, monitor and enforce reasonable cybersecurity measures. These governmental entities and agencies are aggressively investigating and enforcing such legislation, regulations and guidance across industry sectors and companies. We may be required to expend significant capital and other resources to address an attack or incident and our insurance may not cover some or all of our losses resulting from an attack or incident. These losses may include payments for investigations, forensic analyses, legal advice, public relations advice, system repair or replacement, or other services, in addition to any remedies or relief that may result from legal proceedings. The incurrence of these losses, costs or business interruptions may adversely affect our reputation as well as our financial condition, results of operations and cash flows.

**Artificial intelligence presents risks and challenges that can impact our business, including by posing security risks to our confidential information, proprietary information, and personal data.**

Issues in the development and use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations. As with many technological innovations, artificial intelligence presents risks and challenges that could impact our business. We have adopted generative artificial intelligence tools into our systems for specific use cases reviewed by legal and information security. Moreover, artificial intelligence or machine learning models may create incomplete, inaccurate, or otherwise flawed outputs, some of which may appear correct. Due to these issues, these models could lead us to make flawed decisions that could result in adverse consequences to us, including exposure to reputational and competitive harm, customer loss, and legal liability. Our vendors may incorporate generative artificial intelligence tools into their services and deliverables without disclosing this use to us, and the providers of these generative artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit our or our vendors' ability to maintain an adequate level of service and experience. If we, our vendors, or our third-party partners experience an actual or perceived breach or a privacy or security incident because of the use of generative artificial intelligence, we may lose valuable intellectual property and confidential information, and our reputation and the public perception of the effectiveness of our security measures could be harmed. Additionally, the incorporation of artificial intelligence by our clients, vendors, contractors and other third parties into their products or services, with or without our knowledge, could give rise to issues pertaining to data privacy, information security and intellectual property considerations.

Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. In addition, uncertainty in the legal regulatory regime relating to artificial intelligence may require significant resources to modify and maintain business practices to comply with applicable law, the nature of which cannot be determined at this time. Legal and regulatory obligations related to artificial intelligence may prevent or limit our ability to use artificial intelligence in our business, lead to regulatory fines or penalties, or require us to change our business practices. If we cannot use artificial intelligence, or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage. Any of these outcomes could damage our reputation, result in the loss of valuable property and information, and adversely impact our business.

**We may be subject to liability under environmental laws, ordinances and regulations.**

Under various federal, state, and local laws, ordinances and regulations, we may be considered an owner or operator of real property and may be responsible for paying for the disposal or treatment of hazardous or toxic substances released on or in our property, as well as certain other potential costs relating to hazardous or toxic substances (including governmental fines and injuries to persons and property). This liability may be imposed whether or not we knew about, or were responsible for, the presence of hazardous or toxic substances. The Company has environmental insurance coverage on certain of its properties, however, this coverage may not be sufficient to cover any or all expenses associated with the aforementioned risks.

**Natural disasters, severe weather conditions and the effects of climate change could have an adverse impact on our financial condition, results of operations and cash flows.**

Our operations are located in areas that are subject to natural disasters and severe weather conditions such as hurricanes, tornados, earthquakes, snowstorms, floods and fires, and the frequency of these natural disasters and severe weather conditions may increase due to climate change. The occurrence of natural disasters, severe weather conditions and the effects of climate change, including extreme temperatures or changes to meteorological or hydrological patterns, can delay new development or redevelopment projects, decrease the attractiveness of locations, increase investment costs to repair or replace damaged properties (or make repair or replacement impossible), increase operation costs, including the cost of energy at our properties, increase costs for future property insurance, negatively impact the tenant demand for lease space and cause substantial damages or losses to our properties which could exceed any applicable insurance coverage. The incurrence of any of these losses, costs or business interruptions may adversely affect our financial condition, results of operations and cash flows.

We anticipate the potential effects of climate change will increasingly impact the decisions and analysis we make with respect to our properties, since climate change considerations can impact the relative desirability of locations and the cost of operating and insuring real estate properties. In addition, changes in government legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties and could also require us to spend more on our development or redevelopment projects without a corresponding increase in revenues, which may adversely affect our financial condition, results of operations and cash flows. Transition impacts of climate change may subject us to increased regulations, reporting requirements (such as California’s climate disclosure rules), standards, or expectations regarding the environmental impacts of our or our tenants’ business. Failure to disclose accurate information in a timely manner may also adversely affect our reputation, business, or financial performance. For more information on potential climate-related risks, please refer to our disclosures titled “Corporate Responsibility Programs” above.

**Pandemics or other health crises may adversely affect our tenants’ financial condition and the profitability of our properties.**

Our business and the businesses of our tenants could be materially and adversely affected by the risks, or the public perception of the risks, related to a pandemic or other health crisis, such as the outbreak of novel coronavirus (COVID-19).

Such events could result in the complete or partial closure of one or more of our tenants’ manufacturing facilities or distribution centers, temporary or long-term disruption in our tenants’ supply chains from local and international suppliers, and/or delays in the delivery of our tenants’ inventory.

The profitability of our properties depends, in part, on the willingness of customers to visit our tenants’ businesses. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could cause employees or customers to avoid our properties, which could adversely affect foot traffic to our tenants’ businesses and our tenants’ ability to adequately staff their businesses. Such events could adversely impact tenants’ sales and/or cause the temporary closure of our tenants’ businesses, which could severely disrupt their operations and have a material adverse effect on our business, financial condition, results of operations and cash flows.

**Financial disruption, geopolitical challenges, or economic downturn could materially and adversely affect the Company’s business.**

Worldwide financial markets have experienced periods of extraordinary disruption and volatility, resulting in heightened credit risk, reduced valuation of investments and decreased economic activity. Moreover, many companies have experienced reduced liquidity and

uncertainty as to their ability to raise capital during such periods of market disruption and volatility. In the event that these conditions recur or result in a prolonged economic downturn, our results of operations, financial position or liquidity could be materially and adversely affected. These market conditions may affect the Company's ability to access debt and equity capital markets. In addition, as a result of recent financial events, we may face increased regulation.

**Hedging activity may expose us to risks, including the risks that a counterparty will not perform and that the hedge will not yield the economic benefits we anticipate, which may adversely affect us.**

We may use derivative instruments to manage exposure to variable interest rate risk. We generally enter into interest rate swaps to manage our exposure to variable interest rate risk. These and similar hedging arrangements involve risks, including the risks that counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes, that the amount of income we earn from hedging transactions may be limited by federal tax provisions governing REITs, and that these arrangements may reduce the benefits to us if interest rates decline. Developing and implementing an interest rate risk strategy is complex, and there can be no assurance that our hedging activities will be completely effective at insulating us from risks associated with interest rate fluctuations. There can be no assurance that our hedging activities will have the desired beneficial effect on our results of operations or financial condition. Further, should we choose to terminate a hedging agreement, there could be significant costs and cash requirements involved to fulfill our initial obligation under such agreement.

**We are subject to risks and costs arising from disclosures, commitments, evaluations and other items related to sustainability or corporate responsibility.**

Scrutiny from investors and other stakeholders on how companies address a variety of sustainability-related matters, such as climate and human capital management, has increased in recent years. We engage in certain initiatives, including disclosures, to address such matters and related stakeholder expectations; however, such initiatives can be costly and may not have the desired effect. For example, as part of our sustainability efforts, we have adopted certain corporate responsibility goals, including greenhouse gas emissions reduction targets and other initiatives. If we cannot meet these goals fully or on time, we may face reputational damage. Moreover, many corporate responsibility initiatives leverage methodologies and data that are complex, and in some cases subjective or prone to error or misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many corporate responsibility matters. For example, we note that standards regarding the monitoring and accounting of GHG emissions, as well as any GHG emissions reductions, continue to evolve. As with other companies, our approach to such corporate responsibility matters also evolves, and we cannot guarantee that our approach will align with any particular stakeholder's expectations or preferences. Stakeholders (including policymakers) have varying, and at times conflicting, expectations. We may face reputational damage, including impacts to any related ratings, or additional costs in the event our sustainability procedures or standards do not meet the standards set by various constituencies, and any failure to successfully navigate competing stakeholder interests may also result in adverse impacts to our business. Both advocates and opponents to certain corporate responsibility matters are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business.

In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to corporate responsibility matters. For example, while some policymakers (such as the State of California) have adopted or are considering adopting requirements for various disclosures or actions on climate or other sustainability matters, policymakers in other jurisdictions have adopted laws to constrain consideration of such matters in certain circumstances. Increased regulation will likely lead to increased compliance costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Such corporate responsibility matters may also impact our suppliers or customers, which may adversely impact our business, financial condition, or results of operations.

**Our success depends largely on the continued service and availability of key personnel.**

We depend on the deep industry knowledge and efforts of key personnel, including our executive officers, to manage our day-to-day operations and strategic business direction. Our ability to attract, retain and motivate key personnel may significantly impact our future performance, and if any of our executive officers or other key personnel depart the Company, for any reason, we may not be able to easily replace such individual. The loss of the services of our executive officers and other key personnel could have a material adverse effect on our financial condition, results of operations and cash flows.

**Retail operating conditions may adversely affect our results of operations.**

A retail property's revenues and value may be adversely affected by a number of factors, many of which apply to real estate investment generally, but which also include trends in the retail industry and perceptions by retailers or shoppers of the safety, convenience and attractiveness of the retail property. Our retail properties are public locations, and any incidents of crime or violence, including acts of terrorism, could result in a reduction of business traffic to tenant stores in our properties. Any such incidents may also expose us to civil

liability or harm our reputation. In addition, to the extent that the investing public has a negative perception of the retail sector, the value of our retail properties may be negatively impacted.

**Our Umbrella Partnership Real Estate Investment Trust ("UPREIT") structure may result in potential conflicts of interest with members of Kimco OP, whose interests may not be aligned with those of our stockholders.**

Our directors and officers have duties to our corporation and our stockholders under Maryland law in connection with their management of the corporation. At the same time, we, as managing member of Kimco OP, our operating company, have fiduciary duties under Delaware law to our operating company and to its members in connection with the management of our operating company. Our duties as managing member of our operating company and to its members may come into conflict with the duties of our directors and officers to the corporation and our stockholders. While the operating agreement contains provisions limiting the fiduciary duties of the managing member to the operating company and its members, the provisions of Delaware law that allow for such limitations have not been fully tested in a court of law.

**Risks Related to Our Debt and Equity Securities**

**We may be unable to obtain financing through the debt and equity markets, which could have a material adverse effect on our growth strategy, our financial condition and our results of operations.**

We cannot assure you that we will be able to access the credit and/or equity markets to obtain additional debt or equity financing or that we will be able to obtain financing on terms favorable to us. The inability to obtain financing on a timely basis could have negative effects on our business, such as:

- we could have great difficulty acquiring or developing properties, which would materially adversely affect our investment strategy;
- our liquidity could be adversely affected;
- we may be unable to repay or refinance our indebtedness;
- we may need to make higher interest and principal payments or sell some of our assets on terms unfavorable to us to fund our indebtedness; or
- we may need to issue additional capital stock, which could further dilute the ownership of our existing stakeholders.

Adverse changes in our credit ratings could impair our ability to obtain additional debt and equity financing on terms favorable to us, if at all, and could significantly reduce the market price of our publicly traded securities.

**We are subject to financial covenants that may restrict our operating and acquisition activities.**

Our Credit Facility, bank term loans and the indentures under which our senior unsecured debt is issued contain certain financial and operating covenants, including, among other things, certain coverage ratios and limitations on our ability to incur debt, make dividend payments, sell all or substantially all of our assets and engage in mergers and consolidations and certain acquisitions. These covenants may restrict our ability to pursue certain business initiatives or certain acquisition transactions that might otherwise be advantageous. In addition, failure to meet any of the financial covenants could cause an event of default under our Credit Facility, bank term loans and the indentures and/or accelerate some or all of our indebtedness, which would have a material adverse effect on us.

**We have a substantial amount of indebtedness and may need to incur more indebtedness in the future.**

We have substantial indebtedness. The level of indebtedness could have adverse consequences on our business, such as:

- requiring the Company to use a substantial portion of our cash flow from operations to service our indebtedness, which would reduce the available cash flow to fund working capital, capital expenditures, development projects, and other general corporate purposes and reduce cash for distributions;
- limiting our ability to obtain additional financing to fund our working capital needs, acquisitions, capital expenditures, or other debt service requirements or for other purposes;
- increasing our costs of incurring additional debt;
- subjecting us to floating interest rates;
- limiting our ability to compete with other companies that are not as leveraged, as we may be less capable of responding to adverse economic and industry conditions;
- restricting the Company from making strategic acquisitions, developing properties, or exploiting business opportunities;
- restricting the way in which we conduct our business because of financial and operating covenants in the agreements governing our existing and future indebtedness;

- exposing the Company to potential events of default (if not cured or waived) under covenants contained in our debt instruments that could have a material adverse effect on our business, financial condition, and operating results;
- increasing our vulnerability to a downturn in general economic conditions; and
- limiting our ability to react to changing market conditions in its industry.

The impact of any of these potential adverse consequences could have a material adverse effect on our results of operations, financial condition, and liquidity.

**We are exposed to interest rate risk, and there can be no assurance that we will manage or mitigate this risk effectively.**

We are exposed to interest rate risk, primarily through our unsecured revolving credit facility. Borrowings under our unsecured revolving credit facility bear interest at a floating rate, and as a result an increase in interest rates will increase the amount of interest we must pay. Our interest rate risk may materially change in the future if we increase our borrowings under this facility. A significant increase in interest rates could also make it more difficult to find alternative financing on desirable terms. Increases in interest rates on any of our variable-rate debt would result in an increase in interest expense, which could have an adverse effect on our results of operations, financial condition, and liquidity. For additional information with respect to interest rate risk, see "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" in this Form 10-K.

**Changes in market conditions could adversely affect the market price of our publicly traded securities.**

The market price of our publicly traded securities depends on various market conditions, which may change from time-to-time. Among the market conditions that may affect the market price of our publicly traded securities are the following:

- the extent of institutional investor interest in us;
- the reputation of REITs generally and the reputation of REITs with portfolios similar to ours;
- the attractiveness of the securities of REITs in comparison to securities issued by other entities, including securities issued by other real estate companies;
- our financial condition and performance;
- the market's perception of our growth potential, potential future cash dividends and risk profile;
- an increase in market interest rates, which may lead prospective investors to demand a higher distribution rate in relation to the price paid for our shares; and
- general economic and financial market conditions.

**We may change the dividend policy for our common stock in the future.**

The decision to declare and pay dividends on our common stock in the future, as well as the timing, amount and composition of any such future dividends, will be at the sole discretion of our Board of Directors and will depend on our earnings, operating cash flows, liquidity, financial condition, capital requirements, contractual prohibitions or other limitations under our indebtedness, including preferred stock, the annual distribution requirements under the REIT provisions of the Code, state law and such other factors as our Board of Directors deems relevant or are requirements under the Code or state or federal laws. Any negative change in our dividend policy could have a material adverse effect on the market price of our common stock.

**Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change of control transaction, even if such a change in control may be in our best interest, and as a result may depress the market price of our securities.**

Our charter contains certain ownership limits. Our charter contains various provisions that are intended to preserve our qualification as a REIT and, subject to certain exceptions, authorize our directors to take such actions as are necessary or appropriate to preserve our qualification as a REIT**.** For example, our charter prohibits the actual, beneficial or constructive ownership by any person of more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock, and more than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock. Our Board of Directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from these ownership limits if certain conditions are satisfied. The restrictions on ownership and transfer of our stock may:

- discourage a tender offer or other transactions or a change in management or of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests; or
- result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of the benefits of owning the additional shares.

## Risks Related to Our Status as a REIT and Related U.S. Federal Income Tax Matters

**Loss of our tax status as a REIT or changes in U.S. federal income tax laws, regulations, administrative interpretations or court decisions relating to REITs could have significant adverse consequences to us and the value of our securities.**

We have elected to be taxed as a REIT for U.S. federal income tax purposes under the Code. We believe that we are organized and operate in a manner that has allowed us to qualify and will allow us to remain qualified as a REIT under the Code. However, there can be no assurance that we have qualified or will continue to qualify as a REIT for U.S. federal income tax purposes.

Qualification as a REIT involves the application of highly technical and complex Code provisions, for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the U.S. Internal Revenue Service (the "IRS") and U.S. Department of the Treasury. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, regulations, administrative interpretations or court decisions could significantly and negatively change the tax laws with respect to qualification as a REIT, the U.S. federal income tax consequences of such qualification or the desirability of an investment in a REIT relative to other investments.

In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the ownership of our stock, the composition of our assets and the sources of our gross income. Also, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, excluding net capital gains. Furthermore, we own a direct or indirect interest in certain subsidiary REITs which have elected to be taxed as REITs for U.S. federal income tax purposes under the Code. Provided that each subsidiary REIT qualifies as a REIT, our interest in such subsidiary REIT will be treated as a qualifying real estate asset for purposes of the REIT asset tests. To qualify as a REIT, the subsidiary REIT must independently satisfy all of the REIT qualification requirements. The failure of a subsidiary REIT to qualify as a REIT could have an adverse effect on our ability to comply with the REIT income and asset tests, and thus our ability to qualify as a REIT.

If we were to lose our REIT status, we would face serious tax consequences that would substantially reduce the funds available to pay distributions to stockholders for each of the years involved because:

- we would not be allowed a deduction for dividends to stockholders in computing our taxable income, and we would be subject to the regular U.S. federal corporate income tax;
- we could possibly be subject to a federal alternative minimum tax or increased state and local taxes;
- unless we were entitled to relief under statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified; and
- we would not be required to make distributions to stockholders.

Our failure to qualify as a REIT or new legislation or changes in U.S. federal income tax laws, including with respect to qualification as a REIT or the tax consequences of such qualification, could also impair our ability to expand our business or raise capital and have a materially adverse effect on the value of our securities.

**To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, which could adversely affect our financial condition, results of operations, cash flows and per share trading price of our common stock.**

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, excluding net capital gains, and we will be subject to regular U.S. federal corporate income taxes on the amount we distribute that is less than 100% of our net taxable income each year, including capital gains. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. While we have historically satisfied these distribution requirements by making cash distributions to our stockholders, a REIT is permitted to satisfy these requirements by making distributions of cash or other property, including, in limited circumstances, its own stock. Assuming we continue to satisfy these distribution requirements with cash, we may need to borrow funds to meet the REIT distribution requirements and avoid the payment of income and excise taxes even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from differences in timing between the actual receipt of cash and inclusion of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of cash reserves or required debt or amortization payments. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market's perception of our growth potential, our current debt levels, the market price of our common stock, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired

times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could adversely affect our financial condition, results of operations, cash flows and per share trading price of our common stock.

**If Kimco OP were to fail to qualify as a partnership for federal income tax purposes, the Parent Company would fail to qualify as a REIT and suffer other adverse consequences.**

We believe that Kimco OP is treated as a partnership, and not an association or publicly traded partnership taxable as a corporation, for federal income tax purposes. As an entity treated as a partnership for federal income tax purposes, Kimco OP is not subject to federal income tax on its income. Instead, each of its partners, including the Parent Company, is allocated, and may be required to pay tax with respect to, that partner's share of Kimco OP's income. No assurance can be provided, however, that the IRS will not challenge Kimco OP's status as a partnership for federal income tax purposes or that a court would not sustain such a challenge. If the IRS were successful in treating Kimco OP as an association or publicly traded partnership taxable as a corporation for federal income tax purposes, the Parent Company would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, would cease to qualify as a REIT. Such REIT qualification failure could impair our ability to expand our business and raise capital, and would materially adversely affect the value of the Parent Company's stock and the OP Units. Also, the failure of Kimco OP to qualify as a partnership would cause it to become subject to federal corporate income tax, which would reduce significantly the amount of its cash available for debt service and for distribution to its partners, including the Parent Company.

**Tax liabilities and attributes inherited in connection with acquisitions may adversely impact our business.**

From time to time we may acquire other corporations or entities and, in connection with such acquisitions, we may succeed to the historic tax attributes and liabilities of such entities. For example, if we acquire a C corporation and subsequently dispose of its assets within five years of the acquisition, we could be required to pay tax on any built-in gain attributable to such assets determined as of the date on which we acquired the assets. In addition, in order to qualify as a REIT, at the end of any taxable year, we must not have any earnings and profits accumulated in a non-REIT year. As a result, if we acquire a C corporation, we must distribute the corporation's earnings and profits accumulated prior to the acquisition before the end of the taxable year in which we acquire the corporation. We also could be required to pay the acquired entity's unpaid taxes even though such liabilities arose prior to the time we acquired the entity.

**The tax imposed on REITs engaging in "prohibited transactions" may limit our ability to engage in transactions which would be treated as sales for U.S. federal income tax purposes.**

A REIT's net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business, unless a sale or disposition qualifies under certain statutory safe harbors, or is held through a taxable REIT subsidiary, such characterization is a factual determination and no guarantee can be given that the IRS would agree with our characterization of our properties or that we will always be able to make use of the available safe harbors.

**Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.**

The maximum tax rate applicable to "qualified dividend income" payable to U.S. stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, generally are not eligible for these reduced rates. U.S. stockholders that are individuals, trusts and estates generally may deduct up to 20% of the ordinary dividends (i.e., dividends not designated as capital gain dividends or qualified dividend income) received from a REIT for taxable years beginning before January 1, 2026. Although this deduction reduces the effective tax rate applicable to certain dividends paid by REITs (generally to 29.6% assuming the shareholder is subject to the 37% maximum rate), such tax rate is still higher than the tax rate applicable to corporate dividends that constitute qualified dividend income. Accordingly, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends treated as qualified dividend income, which could materially and adversely affect the value of the shares of REITs, including the per share trading price of our common stock.

## Item 1B. Unresolved Staff Comments

None.

## Item 1C. Cybersecurity

*Cybersecurity Risk Management and Strategy*

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

Our cybersecurity risk management program leverages the National Institute of Standards and Technology ("NIST") cybersecurity framework, which organizes cybersecurity risks into five categories: identify, protect, detect, respond and recover. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key elements of our cybersecurity risk management program include, but are not limited to, the following:

- risk assessments designed to help identify material cybersecurity risks to our critical systems and information;
- a security team principally responsible for managing (i) our cybersecurity risk assessment processes, (ii) our security controls, and (iii) our response to cybersecurity incidents;
- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;
- cybersecurity awareness training for our employees, incident response personnel, and senior management;
- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
- a third-party risk management process for critical service providers.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We have in the past experienced adverse events that have not resulted, and are not expected to result, in a material impact on the Company's business operations or financial results. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See "Risk Factors – We have experienced cybersecurity attacks and could in the future be subject to significant disruption, data loss or other security incidents or breaches".

*Cybersecurity Governance and Oversight*

Our Board of Directors ("Board") considers cybersecurity risk as part of its risk oversight function and has delegated to its Audit Committee oversight of cybersecurity and other information technology risks. Our Audit Committee oversees management's implementation of our cybersecurity risk management program. Our Audit Committee receives quarterly briefings from our Chief Information Security Officer regarding the emerging cybersecurity threat and risk landscape as well as our cybersecurity risk management program and related readiness, resiliency, and response efforts. In addition, management will update the Audit Committee, as necessary, regarding significant cybersecurity incidents. Our Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. The Board also receives briefings from management on our cybersecurity risk management program. Board members receive presentations on cybersecurity topics from our Chief Information Security Officer, internal security staff or external experts as part of the Board's continuing education on topics that impact public companies.

We have a Cyber Risk Committee ("Cyber Committee") which reviews and reports on cybersecurity risks and related issues. The Cyber Committee is comprised of senior management from various business units within the Company and meets at least quarterly to review the status of the Company's overall cybersecurity risk management program, as well as controls and procedures and to stay up to date regarding relevant legislative, regulatory, and technical developments. The Cyber Committee is responsible for assessing and managing our material risks from cybersecurity threats. The Cyber Committee has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants, and in this capacity, the Committee works closely with the Chief Information Security Officer.

The Cyber Committee is informed about and monitors the prevention, detection, mitigation, and remediation of key cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants.

We utilize a variety of administrative, technical and physical safeguards that take into account the nature of our IT environment, information assets and cybersecurity risks posed by both internal and external threats. We have incorporated cybersecurity coverage in our insurance policies, and our goal is to keep our data and systems, as well as our employees, safe from cybersecurity threats.

The Company conducts employee security awareness training and internal phishing exercises. When security issues arise, the Company conducts a prompt investigation and initiates response protocols and other measures to protect the Company and its valued employees and key stakeholders.

Item 2. Properties

*Real Estate Portfolio*

As of December 31, 2024, the Company had interests in 568 shopping center properties aggregating 101.1 million square feet of GLA located in 30 states. In addition, the Company had 67 other property interests, primarily including net leased properties, preferred equity investments, and other investments, totaling 5.5 million square feet of GLA. Open-air shopping centers comprise the primary focus of the Company's current portfolio. As of December 31, 2024, the Company's Combined Shopping Center Portfolio, was 96.3% leased.

The Company's open-air shopping center properties, which are generally owned and operated through subsidiaries or joint ventures, had an average size of 177,978 square feet as of December 31, 2024. The Company generally retains its shopping centers for long-term investment and consequently pursues a program of regular physical maintenance together with redevelopment, major renovations and refurbishing to preserve and increase the value of its properties. This includes renovating existing facades, installing uniform signage, resurfacing parking lots and enhancing parking lot lighting. During 2024, the Company expended $156.2 million in connection with property redevelopments and $168.3 million related to improvements.

The Company's management believes its experience in the real estate industry and its relationships with numerous national and regional tenants gives it an advantage in an industry where ownership is fragmented among a large number of property owners. The Company's open-air shopping centers are usually "anchored" by a grocery store, home improvement center, off-price retailer, discounter or service-oriented tenant. As one of the original participants in the growth of the shopping center industry and the nation's largest owner and operator of shopping centers, the Company has established close relationships with a large number of major national and regional retailers. Some of the major national and regional companies that are tenants in the Company's shopping center properties include TJX Companies, Ross Stores, The Home Depot, Amazon/Whole Foods Market, Burlington Stores, Albertsons Companies, PetSmart, Ahold Delhaize, Kroger, and Dick's Sporting Goods.

The Company reduces its operating and leasing risks through diversification achieved by the geographic distribution of its properties and a large tenant base. As of December 31, 2024, no single open-air shopping center accounted for more than 1.2% of the Company's annualized base rental revenues, including the proportionate share of base rental revenues from properties in which the Company has less than a 100% economic interest, or more than 1.3% of the Company's total shopping center GLA. At December 31, 2024, the Company's five largest tenants were TJX Companies, Ross Stores, The Home Depot, Amazon/Whole Foods Market, and Burlington Stores, which represented 3.7%, 1.8%, 1.8%, 1.7% and 1.7%, respectively, of the Company's annualized base rental revenues, including the proportionate share of base rental revenues from properties in which the Company has less than a 100% economic interest.

The following table shows the number of properties, total proportionate share of GLA and total proportionate share of annualized base rental revenues (including % of total) for the Company's top 10 major metropolitan markets by total proportionate share of annualized based rent as of December 31, 2024. Amounts for GLA and Annual Base Rent in thousands:

| Market | Rank | Number of Properties | Total Proportionate Share of GLA | Total Proportionate Share of Annual Base Rent | % of Gross Annual Rent |
|---|---|---|---|---|---|
| Baltimore, Washington D.C. | 1 | 47 | 8,286 | $ 168,391 | 10.2% |
| New York | 2 | 71 | 6,784 | $ 166,965 | 10.1% |
| Los Angeles, Orange County, San Diego | 3 | 48 | 7,535 | $ 151,753 | 9.2% |
| Miami, Ft. Lauderdale | 4 | 47 | 7,105 | $ 144,284 | 8.8% |
| Houston | 5 | 31 | 6,095 | $ 125,915 | 7.6% |
| Orlando | 6 | 18 | 3,851 | $ 81,172 | 4.9% |
| San Francisco, Sacramento, San Jose | 7 | 24 | 3,037 | $ 80,111 | 4.9% |
| Phoenix | 8 | 23 | 4,524 | $ 66,661 | 4.0% |
| Philadelphia | 9 | 21 | 3,040 | $ 58,498 | 3.6% |
| Atlanta | 10 | 19 | 3,296 | $ 51,314 | 3.1% |


New York
Philadelphia
Baltimore,
Washington
San Francisco,
Sacramento, San Jose
Los Angeles, Orange
County, San Diego
Phoenix
Atlanta
Orlando
Houston
Miami, Ft. Lauderdale

A substantial portion of the Company's income consists of rent received under long-term leases. Most of the leases provide for the payment of fixed-base rentals monthly in advance and for the payment by tenants of an allocable share of the real estate taxes, insurance, utilities and common area maintenance expenses incurred in operating the shopping centers (certain of the leases provide for the payment of a fixed-rate reimbursement of these such expenses). Although many of the leases require the Company to make roof and structural repairs as needed, a number of tenant leases place that responsibility on the tenant, and the Company's standard small store lease provides for reimbursements by the tenant as part of common area maintenance. Additionally, many of the leases provide for reimbursements by the tenant of capital expenditures.

Minimum base rental revenues, operating expense reimbursements, and percentage rents accounted for 98% of the Company's total revenues from rental properties for the year ended December 31, 2024. The Company's management believes that the base rent per leased square foot for many of the Company's existing leases is generally lower than the prevailing market-rate base rents in the geographic regions where the Company operates, reflecting the potential for future growth. Additionally, a majority of the Company's leases have provisions requiring contractual rent increases. The Company's leases may also include escalation clauses, which provide for increases based upon changes in the consumer price index or similar inflation indices.

As of December 31, 2024, the Company's consolidated operating portfolio, comprised of 459 shopping center properties aggregating 79.7 million square feet of GLA, was 96.4% leased. The consolidated operating portfolio consists entirely of properties located in the U.S., inclusive of Puerto Rico. For the period of January 1, 2024 to December 31, 2024, the Company increased the average base rent per leased square foot, which includes the impact of tenant concessions, in its consolidated portfolio of open-air shopping centers from $20.24 to $20.36, an increase of $0.12. This increase primarily consists of (i) a $0.42 increase relating to rent step-ups within the portfolio and new leases signed, net of leases vacated and (ii) a $0.10 increase relating to acquisitions, partially offset by (iii) a $0.40 decrease relating to the acquisition of RPT.

The Company has a total of 9,382 leases in the consolidated operating portfolio. The following table sets forth the aggregate lease expirations for each of the next ten years, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base

Rent Expiring represents annualized rental revenue, excluding the impact of straight-line rent, for each lease that expires during the respective year. Amounts in thousands, except for number of leases data:

| Year Ending December 31, | Number of Leases Expiring | Square Feet Expiring | Total Annual Base Rent Expiring | | % of Gross Annual Rent |
|---|---|---|---|---|---|
| (1) | 130 | 477 | $ | 10,596 | 0.7% |
| 2025 | 875 | 4,856 | $ | 99,236 | 6.7% |
| 2026 | 1,312 | 11,203 | $ | 191,462 | 12.9% |
| 2027 | 1,385 | 10,748 | $ | 202,735 | 13.6% |
| 2028 | 1,381 | 11,324 | $ | 221,941 | 14.9% |
| 2029 | 1,287 | 10,352 | $ | 199,588 | 13.4% |
| 2030 | 793 | 6,721 | $ | 135,513 | 9.1% |
| 2031 | 434 | 2,902 | $ | 63,952 | 4.3% |
| 2032 | 431 | 3,274 | $ | 63,071 | 4.2% |
| 2033 | 457 | 3,615 | $ | 70,462 | 4.7% |
| 2034 | 442 | 3,444 | $ | 77,147 | 5.2% |

(1) Leases currently under a month-to-month lease or in process of renewal.

During 2024, the Company executed 1,556 leases totaling 10.3 million square feet in the Company’s consolidated operating portfolio comprised of 431 new leases and 1,125 renewals and options. The leasing costs associated with these new leases are estimated to aggregate $111.5 million, or $44.93 per square foot. These costs include $88.5 million of tenant improvements and $23.0 million of external leasing commissions. The average rent per square foot for (i) new leases was $22.63 and (ii) renewals and options was $19.79. The Company will seek to obtain rents that are higher than amounts within its expiring leases, however, there are many variables and uncertainties which can significantly affect the leasing market at any time; as such, the Company cannot guarantee that future leases will continue to be signed for rents that are equal to or higher than current amounts.

*Ground-Leased Properties*

The Company has interests in 40 consolidated shopping center properties that are subject to long-term ground leases where a third party owns and has leased the underlying land to the Company to construct and/or operate a shopping center. The Company pays rent for the use of the land and generally is responsible for all costs and expenses associated with the building and improvements. At the end of these long-term leases, unless extended, the land together with all improvements reverts to the landowner.

More specific information with respect to each of the Company's property interests is set forth in Exhibit 99.1, which is incorporated herein by reference.

## Item 3. Legal Proceedings

The Company is not presently involved in any litigation nor, to its knowledge, is any litigation threatened against the Company or its subsidiaries that, in management's opinion, would result in any material effect on the Company's ownership, management or operation of its properties taken as a whole, or which is not covered by the Company's insurance.

## Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information: The Company’s common stock is traded on the NYSE under the trading symbol "KIM".

Holders: The number of holders of record of the Company's common stock, par value $0.01 per share, was 2,732 as of January 31, 2025.

Dividends: Since the IPO, the Company has paid regular quarterly cash dividends to its stockholders. While the Company intends to continue paying regular quarterly cash dividends, future dividend declarations will be paid at the discretion of the Board of Directors and will depend on the actual cash flows of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors deems relevant. The Company’s Board of Directors will continue to evaluate the Company’s dividend policy on a quarterly basis as they monitor sources of capital and evaluate operating fundamentals. The Company is required by the Code to distribute at least 90% of its REIT taxable income determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, the Company will be subject to federal income tax at regular corporate rates to the extent that it distributes less than 100% of its net taxable income, including any net capital gains. The actual cash flow available to pay dividends will be affected by a number of factors, including the revenues received from operating properties, the operating expenses of the Company, the interest expense on its borrowings, the ability of lessees to meet their obligations to the Company, the ability to refinance near-term debt maturities and any unanticipated capital expenditures. The following table reflects the income tax status of distributions per share paid to holders of shares of our common stock:

| | Year Ended December 31, | |
|---|---|---|
| | **2024** | **2023** |
| Dividend paid per share (1) | $ 0.97 | $ 1.02 |
| Ordinary income | 68% | 99% |
| Capital gains | 32% | - |
| Return of capital | - | 1% |

(1) During 2023, the Company’s Board of Directors declared a $0.09 per common share special cash dividend to maintain distribution requirements as a REIT.

In addition to common stock offerings, the Company has capitalized on the growth in its business through the issuance of unsecured fixed rate medium-term notes, underwritten bonds, unsecured bank debt, mortgage debt and perpetual preferred stock. Borrowings under the Company's unsecured revolving credit facility have also been an interim source of funds to both finance the purchase of properties and other investments and meet any short-term working capital requirements. The various instruments governing the Company's issuance of its unsecured public debt, bank debt, mortgage debt and preferred stock impose certain restrictions on the Company regarding dividends, voting, liquidation and other preferential rights available to the holders of such instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Footnotes 13, 14 and 20 of the Notes to Consolidated Financial Statements included in this Form 10-K.

The Company does not believe that the preferential rights available to the holders of its 5.125% Class L Cumulative Redeemable Preferred Stock "Class L Preferred Stock", 5.250% Class M Cumulative Redeemable Preferred Stock "Class M Preferred Stock", and Class N Preferred Stock, the financial covenants contained in its public bond indentures, as amended, or the credit agreement for its Credit Facility and bank term loans will have an adverse impact on the Company's ability to pay dividends in the normal course to its common stockholders or to distribute amounts necessary to maintain its qualification as a REIT. See Footnote 20 of the Notes to Consolidated Financial Statements included in this Form 10-K.

The Company maintains a dividend reinvestment and direct stock purchase plan (the "Plan") pursuant to which common stockholders and other interested investors may elect to automatically reinvest their dividends to purchase shares of the Company’s common stock or, through optional cash payments, purchase shares of the Company’s common stock. The Company may, from time-to-time, either (i) purchase shares of its common stock in the open market or (ii) issue new shares of its common stock for the purpose of fulfilling its obligations under the Plan.

Recent Sales of Unregistered Securities: None.

Issuer Purchases of Equity Securities:

During January 2024, the Company's Board of Directors authorized the repurchase of up to 891,000 depositary shares of Class L Preferred Stock, 1,047,000 depositary shares of Class M Preferred Stock, and 185,000 depositary shares of Class N Preferred Stock, par value $1.00 per share through February 28, 2026.

On November 4, 2024, the Company commenced a tender offer to purchase for cash any and all of its outstanding Class N Preferred Stock depositary shares at a price of $62.00 per depositary share, plus any accrued and unpaid dividends ("Class N Tender Offer"). Pursuant to the terms and conditions of the Class N Tender Offer, which expired on December 12, 2024, the Company repurchased 409,772 Class N depositary shares outstanding on December 16, 2024, for an aggregate cost of $26.7 million, of which $3.3 million was recognized as Preferred stock redemption charges on the Company's Consolidated Statements of Income.

During February 2018, the Company established a common share repurchase program, which is scheduled to expire on February 28, 2026. Under this program, the Company may repurchase shares of its common stock, par value $0.01 per share, with an aggregate gross purchase price of up to $300.0 million. The Company did not repurchase any shares under the share repurchase program during the year ended December 31, 2024. As of December 31, 2024, the Company had $224.9 million available under this common share repurchase program.

During the year ended December 31, 2024, the Company repurchased 792,317 shares of the Company's common stock for an aggregate purchase price of $15.8 million (weighted average price of $20.00 per share) in connection with shares of common stock surrendered or deemed surrendered to the Company to satisfy statutory minimum tax withholding obligations in connection with equity-based compensation plans.

The following table presents information regarding the shares of common stock repurchased by the Company during the three months ended December 31, 2024.

| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions) |
|---|---|---|---|---|
| October 1, 2024 - October 31, 2024 | 24,141 | $ 24.00 | - | $ 224.9 |
| November 1, 2024 - November 30, 2024 | 164 | 25.31 | - | $ 224.9 |
| December 1, 2024 - December 31, 2024 | 259 | 23.01 | - | $ 224.9 |
| **Total** | **24,564** | **$ 24.00** | - | |

Total Stockholder Return Performance: The following performance chart compares, over the five years ended December 31, 2024, the cumulative total stockholder return on the Company's common stock with the cumulative total return of the S&P 500 Index and the cumulative total return of the NAREIT Equity REITs Index (the "NAREIT Equity REITs") prepared and published by the National Association of Real Estate Investment Trusts ("NAREIT"). The NAREIT Equity REITs Index is a free-float adjusted, market capitalization-weighted index of U.S. equity REITs. Constituents of the index include all tax-qualified REITs with more than 50% of total assets in qualifying real estate assets other than mortgages secured by real property.

Stockholder return performance, presented annually for the five years ended December 31, 2024, is not necessarily indicative of future results. All stockholder return performance assumes the reinvestment of dividends. The information in this paragraph and the following performance chart are deemed to be furnished, not filed.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
(December 2019 to December 2024)
Dollars ($)
250
200
150
100
50
0
12/19
12/20
12/21
12/22
12/23
12/24
Years
Kimco Realty Corporation
S&P 500 Index
FTSE NAREIT Equity REITs Index
*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends, for the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024.
Source: S&P Global Market Intelligence

**Comparison of 5 year cumulative total return data points**

| | Dec-19 | Dec-20 | Dec-21 | Dec-22 | Dec-23 | Dec-24 |
|---|---|---|---|---|---|---|
| Kimco Realty Corporation | $ 100 | $ 76 | $ 129 | $ 115 | $ 122 | $ 140 |
| S&P 500 | $ 100 | $ 118 | $ 152 | $ 125 | $ 158 | $ 197 |
| NAREIT Equity REITs | $ 100 | $ 92 | $ 132 | $ 100 | $ 113 | $ 123 |

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in this Form 10-K. Historical results and percentage relationships set forth in the Consolidated Statements of Income contained in the Consolidated Financial Statements, including trends, should not be taken as indicative of future operations.

The Consolidated Financial Statements of the Company include the accounts of the Company, its wholly owned subsidiaries and all entities in which the Company has a controlling interest, including where the Company has been determined to be a primary beneficiary of a variable interest entity in accordance with the consolidation guidance of the FASB Accounting Standards Codification. The Company applies these provisions to each of its joint venture investments to determine whether the cost, equity or consolidation method of accounting is appropriate. The Company evaluates performance on a property specific or transactional basis and does not distinguish its principal business or group its operations on a geographical basis for purposes of measuring performance. Accordingly, the Company believes it has a single reportable segment for disclosure purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying Consolidated Financial Statements and related notes. In preparing these financial statements, management has made its best estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates are based on, but not limited to, historical results, industry standards and current economic conditions, giving due consideration to materiality. The Company's significant accounting policies are more fully described in Footnote 1 of the Notes to Consolidated Financial Statements included in this Form 10-K. The Company is required to make subjective assessments, of which, the most significant assumptions and estimates relate to the recoverability of trade accounts receivable, depreciable lives, valuation of real estate and intangible assets and liabilities, and valuation of joint venture investments and other investments. The Company's reported net earnings are directly affected by management's estimate of impairments. Application of these assumptions requires the exercise of judgment as to future uncertainties, and, as a result, actual results could materially differ from these estimates.

*Trade Accounts Receivable*

The Company reviews its trade accounts receivable, related to base rents, straight-line rent, expense reimbursements and other revenues for collectability. The Company evaluates the probability of the collection of the lessee's total accounts receivable, including the corresponding straight-line rent receivable balance on a lease-by-lease basis. Determining the probability of collection of substantially all lease payments during a lease term requires significant judgment. The Company's analysis of its accounts receivable included (i) customer credit worthiness, (ii) assessment of risk associated with the tenant, and (iii) current economic trends. In addition, tenants in bankruptcy are analyzed and considerations are made in connection with the expected recovery of pre-petition and post-petition bankruptcy claims. The Company includes provision for doubtful accounts in Revenues from rental properties, net. If a lessee's accounts receivable balance is considered uncollectible, the Company will write-off the receivable balances associated with the lease and will only recognize lease income on a cash basis. In addition to the lease-specific collectability assessment, the analysis also recognizes a general reserve, as a reduction to Revenues from rental properties, for its portfolio of operating lease receivables, which are not expected to be fully collectible based on the Company's historical and current collection experience and the potential for settlement of arrears. Although the Company estimates uncollectible receivables and provides for them through charges against Revenues from rental properties, actual results may differ from those estimates. For example, in the event that the Company's collectability determinations are not accurate, and the Company is required to write off additional receivables equaling 1% of the outstanding accounts and notes receivable, net balance at December 31, 2024, the Company's rental income and net income would decrease by $3.4 million for the year ended December 31, 2024. If the Company subsequently determines that it is probable it will collect the remaining lessee's lease payments under the lease term, any outstanding lease receivables (including straight-line rent receivables) are reinstated with a corresponding increase to rental income.

*Real Estate*

Valuation of Real Estate, and Intangible Assets and Liabilities

The Company's investments in real estate properties are stated at cost, less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to operations as incurred. Significant renovations and replacements, which improve and extend the life of the asset, are capitalized.

Transaction costs related to acquisitions that qualify as asset acquisitions are capitalized as part of the cost basis of the acquired assets, while transaction costs for acquisitions that are deemed to be business combinations are expensed as incurred. Also, upon acquisition of real estate operating properties in either an asset acquisition or business combination, the Company estimates the fair value of acquired

tangible assets (consisting of land, building, building improvements and tenant improvements) and identified intangible assets and liabilities (consisting of above and below-market leases, in-place leases, and tenant relationships, where applicable), any assumed debt and/or redeemable units issued at the date of acquisition, based on evaluation of information and estimates available at that date. Fair value contemplates the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of any tangible and intangible assets and liabilities acquired are determined by utilizing various valuation techniques and other information including, replacement cost, direct capitalization method, discounted cash flow method, sales comparison approach, similar fair value models, or executed purchase and sale agreements. Fair value estimates determined using the direct capitalization and discounted cash flow methods employ significant assumptions such as normalized net operating income, stabilized net operating income, income growth rates, market lease rates, discount rates, terminal capitalization rates, planned capital expenditures, estimates of future cash flows, and other market data. In allocating the purchase price to identified intangible assets and liabilities of acquired properties, the value of above-market and below-market leases is estimated based on the difference between the contractual amounts, including fixed rate below-market lease renewal options, and management's estimate of the market lease rates and other lease provisions discounted over a period equal to the estimated remaining term of the lease using an appropriate discount rate. In determining the value of in-place leases, management considers current market conditions, market lease rates, costs to execute new or similar leases and carrying costs during the expected lease-up period from vacant to existing occupancy.

Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets, as follows:

| | |
|---|---|
| Buildings and building improvements (in years) | 5 to 50 |
| Fixtures, leasehold and tenant improvements (including certain identified intangible assets) | Terms of leases or useful lives, whichever is shorter |

The Company is required to make subjective assessments as to the useful lives of its properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on the Company's net earnings.

During 2024, the Company acquired properties, including those in connection with the RPT Merger, for a net real estate fair value of $2.1 billion of which, $19.7 million, or less than 1% of the net real estate fair value, was allocated to above-market leases and $83.5 million, or 4% of the net real estate fair value, was allocated to below-market leases. If the amounts allocated in 2024 to above-market and below-market leases were each reduced by 1% of the net real estate fair value, the net annual market lease amortization through rental income would decrease by $4.5 million (using the weighted average useful life of above-market and below-market leases at each respective acquired property).

On a continuous basis, management assesses whether there are any indicators, including property operating performance, changes in anticipated holding period, general market conditions and delays of development, that the value of the real estate properties (including any related amortizable intangible assets or liabilities) may be impaired. A property value is considered impaired only if management's estimate of current and projected operating cash flows, net of anticipated construction and leasing costs (undiscounted and unleveraged), of the property over its anticipated hold period is less than the net carrying value of the property. Such cash flow projections consider factors such as expected future costs of materials and labor, operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the carrying value of the property would be adjusted to reflect the estimated fair value of the property. The Company's estimated fair values are primarily based upon estimated sales prices from signed contracts or letters of intent from third-parties, discounted cash flow models or third-party appraisals. Estimated fair values that are based on discounted cash flow models include all estimated cash inflows and outflows over a specified holding period. Capitalization rates and discount rates utilized in these models are based upon unobservable rates that the Company believes to be within a reasonable range of current market rates.

See Footnotes 2, 4 and 6 of the Notes to Consolidated Financial Statements included in this Form 10-K for further discussion.

Valuation of Joint Venture Investments and Other Investments

On a continuous basis, management assesses whether there are any indicators, including property operating performance and general market conditions, that the value of the Company's investments in unconsolidated joint ventures may be impaired. An investment's value is impaired only if management's estimate of the fair value of the investment is less than the carrying value of the investment and such difference is deemed to be other-than-temporary. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the investment over the estimated fair value of the investment. Estimated fair values which are based on discounted cash flow models include all estimated cash inflows and outflows over a specified holding period, capitalization rates and discount rates utilized in these models are based upon unobservable rates that the Company believes to be within a reasonable range of current market rates.

See Footnote 1 of the Notes to Consolidated Financial Statements included in this Form 10-K for further discussion of the Company's accounting policies and estimates.

Executive Overview

Kimco Realty Corporation is the leading owner and operator of high-quality open-air, grocery-anchored shopping centers and mixed-use properties in the United States. The executive officers are engaged in the day-to-day management and operation of real estate exclusively with the Company, with nearly all operating functions, including leasing, asset management, maintenance, construction, legal, finance and accounting, administered by the Company.

*Corporate UPREIT Reorganization*

In January of 2023, the Company completed the Reorganization into an UPREIT structure as described in the Explanatory Note at the beginning of this Annual Report. Prior to the Reorganization, the Company's business was conducted through the Predecessor. This Annual Report includes the business and results of operations of the Predecessor for its fiscal year ended December 31, 2022. As a result of the Reorganization, the Company became the successor issuer to the Predecessor under the Exchange Act. The Company and Kimco OP have elected to co-file this Annual Report on Form 10-K to ensure continuity of information to investors. For additional information about the Reorganization, please see the Company's Current Reports on Form 8-K filed with the SEC on January 3, 2023 and January 4, 2023.

*Financial Highlights*

The following highlights the Company's significant transactions, events and results that occurred during the year ended December 31, 2024:

*Financial and Portfolio Information:*

- Net income available to the Company's common shareholders was $375.7 million, or $0.55 per diluted share, for the year ended December 31, 2024 as compared to $629.3 million, or $1.02 per diluted share, for the year ended December 31, 2023.
- Funds From Operations ("FFO"), a supplemental non-GAAP financial measure of REIT performance, available to the Company's common shareholders was $1.1 billion, or $1.65 per diluted share, for the year ended December 31, 2024, as compared to $970.0 million, or $1.57 per diluted share, for the corresponding period in 2023 (see additional disclosure on FFO beginning on page 41).
- Same property net operating income ("Same property NOI") was $1.53 billion and $1.47 billion for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of 3.5% (see additional disclosure on Same property NOI beginning on page 42).
- Executed 1,556 new leases, renewals and options totaling approximately 10.3 million square feet in the consolidated operating portfolio during the year ended December 31, 2024.
- Consolidated operating portfolio occupancy at December 31, 2024 was 96.4% as compared to 96.1% at December 31, 2023.

*Acquisitions, Dispositions and Other Activity (see Footnotes 2, 4, 5, and 9 of the Notes to Consolidated Financial Statements included in this Form 10-K):*

- Acquired 56 open-air shopping centers, including 43 wholly owned and 13 joint venture assets, in conjunction with the RPT Merger.
- Acquired Waterford Lakes Town Center, located in Orlando, Florida, for a purchase price of $322.0 million,
- Disposed of 11 operating properties and 10 parcels, in separate transactions, for an aggregate sales price of $255.1 million, which resulted in aggregate gains of $1.3 million, before noncontrolling interests and taxes.
- Monetized the remaining 14.2 million shares of Albertsons Companies Inc. ("ACI") common stock held by the Company, generating net proceeds of $299.1 million.

*Capital Activity (for additional details see Liquidity and Capital Resources below):*

- Issued $500.0 million of 4.85% unsecured notes maturing March 2035.
- Obtained a $550.0 million unsecured term loan credit facility, in separate transactions, maturing in January 2026 (with three one-year options to extend to January 2029).
- Assumed $821.5 million of unsecured notes and term loans in conjunction with the RPT Merger, of which the Company repaid $511.5 million of unsecured notes in January 2024.
- Assumed $164.6 million of mortgage debt through the acquisition of an operating property, and repaid $11.8 million of mortgage debt that encumbered three operating properties.

- Issued 5.4 million shares of common stock under the Company's At The Market ("ATM") Program for net proceeds after commissions and related expenses of $135.8 million.
- Issued 53.0 million shares of common stock and 1,849 shares of Class N Preferred Stock to effect the RPT Merger.
- Repurchased 409,772 Class N depositary shares for an aggregate cost of $26.7 million.
- Entered into 26 interest rate swap agreements with notional amounts aggregating $860.0 million.
- As of December 31, 2024, had $2.7 billion in immediate liquidity, including $689.7 million of cash, cash equivalents and restricted cash.

As a result of the above debt activity, the Company’s consolidated debt maturity profile, including extension options as of December 31, 2024, is as follows:


Debt Maturities Profile
$2,500
$2,000
$1,500
$1,000
$500
$
Dollars (in millions)
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
Weighted Average Interest Rate
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
Thereafter
Years
Total Maturing Debt
Weighted Average Interest Rate on Maturing Debt

- As of December 31, 2024, the Company’s consolidated debt had a weighted average interest rate of 3.89% and a weighted average maturity profile of 8.0 years.

The Company faces external factors which may influence its future results from operations. There remains significant uncertainty in the current macro-economic environment, driven by inflationary pressure and elevated interest rates. These factors have impacted, and are expected to continue to impact, consumer discretionary spending and many of our tenants. The convenience and availability of e-commerce has continued to impact the retail sector, which could affect our ability to increase or maintain rental rates and our ability to renew expiring leases and/or lease available space. To better position itself, the Company’s strategy has been to attract local area customers to its properties by providing a diverse and robust tenant base across a variety of retailers, including grocery stores, off-price retailers, discounters and service-oriented tenants, which offer buy online and pick up in store, off-price merchandise and day-to-day necessities rather than high-priced luxury items.

The Company’s portfolio is focused on first ring suburbs around major metropolitan-area U.S. markets, predominantly on the east and west coasts and in the Sun Belt region, which are supported by strong demographics, significant projected population growth, and where the Company perceives significant barriers to entry. The Company owns a predominantly grocery-anchored portfolio clustered in the nation’s top markets. The Company believes it can continue to increase its occupancy levels, rental rates and overall rental growth. In addition, the Company, on a selective basis, has developed or redeveloped projects, which include residential and mixed-use components.

As part of the Company’s investment strategy, each property is evaluated for its highest and best use, which may include residential and mixed-use components. In addition, the Company may consider other opportunistic investments related to retailer controlled real estate, such as, repositioning underperforming retail locations, retail real estate financing and bankruptcy transaction support. The Company may continue to dispose of certain properties. If the estimated fair value for any of these assets is less than their net carrying values, the Company would be required to take impairment charges and such amounts could be material. For a further discussion of these and other factors that could impact our future results, performance or transactions, see Item 1A. Risk Factors.

Results of Operations

*Comparison of the years ended December 31, 2024 and 2023*

The following table presents the comparative results from the Company's Consolidated Statements of Income for the year ended December 31, 2024, as compared to the corresponding period in 2023 (in thousands, except per share data):

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2024** | **2023** | **Change** |
| Revenues | | | |
| Revenues from rental properties, net | $ 2,019,065 | $ 1,767,057 | $ 252,008 |
| Management and other fee income | 17,949 | 16,343 | 1,606 |
| Operating expenses | | | |
| Rent (1) | (16,837) | (15,997) | (840) |
| Real estate taxes | (261,700) | (231,578) | (30,122) |
| Operating and maintenance (2) | (359,116) | (309,143) | (49,973) |
| General and administrative (3) | (138,140) | (136,807) | (1,333) |
| Impairment charges | (4,476) | (14,043) | 9,567 |
| Merger charges | (25,246) | (4,766) | (20,480) |
| Depreciation and amortization | (603,685) | (507,265) | (96,420) |
| Gain on sale of properties | 1,274 | 74,976 | (73,702) |
| Other income/(expense) | | | |
| Special dividend income | - | 194,116 | (194,116) |
| Other income, net | 57,605 | 39,960 | 17,645 |
| (Loss)/gain on marketable securities, net | (27,679) | 21,262 | (48,941) |
| Interest expense | (307,806) | (250,201) | (57,605) |
| Provision for income taxes, net | (25,417) | (60,952) | 35,535 |
| Equity in income of joint ventures, net | 83,827 | 72,278 | 11,549 |
| Equity in income of other investments, net | 9,821 | 10,709 | (888) |
| Net income attributable to noncontrolling interests | (8,654) | (11,676) | 3,022 |
| Preferred stock redemption charges | (3,304) | - | (3,304) |
| Preferred dividends, net | (31,763) | (25,021) | (6,742) |
| Net income available to the Company's common shareholders | $ 375,718 | $ 629,252 | $ (253,534) |
| Net income available to the Company's common shareholders: | | | |
| Diluted per share | $ 0.55 | $ 1.02 | $ (0.47) |

(1) Rent expense relates to ground lease payments for which the Company is the lessee.
(2) Operating and maintenance expense consists of property related costs including repairs and maintenance costs, roof repair, landscaping, parking lot repair, snow removal, utilities, property insurance costs, security and various other property related expenses.
(3) General and administrative expense includes employee-related expenses (including salaries, bonuses, equity awards, benefits, severance costs and payroll taxes), professional fees, office rent, travel and entertainment costs and other company-specific expenses.

Net income available to the Company's common shareholders was $375.7 million for the year ended December 31, 2024, as compared to $629.3 million for the comparable period in 2023. On a diluted per share basis, net income available to the Company's common shareholders for the year ended December 31, 2024 was $0.55, as compared to $1.02 for the comparable period in 2023. For additional disclosure, see Footnote 29 of the Notes to Consolidated Financial Statements included in this Form 10-K.

The following describes the changes of certain line items included on the Company's Consolidated Statements of Income that the Company believes changed significantly and affected Net income available to the Company's common shareholders during the year ended December 31, 2024, as compared to the corresponding period in 2023:

*Revenues from rental properties, net –*

The increase in Revenues from rental properties, net of $252.0 million is primarily from (i) a net increase in revenues of $178.6 million due to properties acquired through the RPT Merger, (ii) a net increase in revenues of $63.0 million, primarily due to an increase in leasing activity and net growth in the current portfolio, and (iii) an increase in revenues of $21.4 million due to properties acquired during 2024 and 2023, partially offset by (iv) a decrease in revenues of $6.1 million due to dispositions in 2024 and 2023 and (v) a decrease in net straight-line rental income of $4.9 million primarily due to tenants that are being accounted for on a cash basis.

*Real estate taxes –*

The increase in Real estate taxes of $30.1 million is primarily due to the RPT Merger and other properties acquired during 2024 and 2023, partially offset by dispositions during 2024 and 2023.

*Operating and maintenance –*

The increase in Operating and maintenance expense of $50.0 million is primarily due to (i) an increase of $34.3 million resulting from properties acquired related to the RPT Merger, (ii) an increase in repairs and maintenance expense of $9.9 million and (iii) an overall increase in operating costs of $4.4 million.

*Impairment charges –*

During the years ended December 31, 2024 and 2023, the Company recognized impairment charges of $4.5 million and $14.0 million, respectively, primarily related to adjustments to property carrying values for which the Company's estimated fair values were primarily based upon signed contracts or letters of intent from third-party offers. These adjustments to property carrying values were recognized in connection with the Company's efforts to market certain properties and management's assessment as to the likelihood and timing of such potential transactions. Certain of the calculations to determine fair values utilized unobservable inputs and, as such, were classified as Level 3 of the FASB's fair value hierarchy. For additional disclosure, see Footnotes 6 and 18 of the Notes to Consolidated Financial Statements included in this Form 10-K.

*Merger charges –*

During the years ended December 31, 2024 and 2023, the Company incurred costs of $25.2 million and $4.8 million, respectively, associated with the RPT Merger, primarily comprised of severance and professional and legal fees (see Footnote 2 of the Notes to Consolidated Financial Statements included in this Form 10-K).

*Depreciation and amortization –*

The increase in Depreciation and amortization of $96.4 million is primarily due to (i) an increase of $107.3 million resulting from properties acquired during 2024 and 2023, primarily related to the RPT Merger, and (ii) an increase of $38.7 million due to depreciation commencing on certain redevelopment and tenant improvement projects that were placed into service during 2024 and 2023, partially offset by (iii) a decrease of $45.1 million due to fully depreciated assets and (iv) a net decrease of $4.5 million primarily from write-offs due to demolition, vacated tenants, and dispositions during 2024 and 2023.

*Gain on sale of properties –*

During 2024, the Company disposed of 11 operating properties and 10 parcels, in separate transactions, for an aggregate sales price of $255.1 million, which resulted in aggregate gains of $1.3 million. During 2023, the Company disposed of six operating properties and 13 parcels, in separate transactions, for an aggregate sales price of $214.2 million, which resulted in aggregate gains of $75.0 million.

*Special dividend income –*

During 2023, the Company received a $194.1 million special dividend payment on its shares of ACI common stock.

*Other income, net –*

The increase in Other income, net of $17.6 million is primarily due to (i) a net increase in mortgage and other financing income of $17.6 million, primarily due to the issuance of new loan financing during 2024 and 2023, (ii) an increase in interest income of $6.4 million due to higher levels of cash on hand, (iii) a decrease in environmental remediation expense of $4.4 million, (iv) an increase in income of $3.8 million from settlement of contracts, and (v) an increase of $1.2 million from insurance proceeds, partially offset by (vi) a decrease of $8.7 million relating to net settlement gains recognized upon liquidation of the Company's defined benefit plan during 2023 and (vii) a decrease in dividend income of $6.9 million, primarily due to the sale of the remaining shares of ACI common stock held by the Company.

*(Loss)/gain on marketable securities, net –*

The change in (loss)/gain on marketable securities, net of $48.9 million is primarily the result of mark-to-market fluctuations and the sale of the remaining shares of ACI common stock held by the Company during 2024 and 2023.

*Interest expense –*

The increase in Interest expense of $57.6 million is primarily due to (i) the issuance of unsecured notes during 2024 and 2023 and (ii) increased levels of borrowings and assumptions of unsecured notes and term loans in connection with the RPT Merger, partially offset by (iii) the paydown of unsecured notes during 2024 and 2023.

*Provision for income taxes, net –*

The decrease in Provision for income taxes, net of $35.5 million is primarily due to lower gains from the sale of ACI common stock during 2024 as compared to 2023. The Company utilized available deductions to offset a portion of the gain from the sale of ACI common stock in 2024.

*Equity in income of joint ventures, net –*

The increase in Equity in income of joint ventures, net of $11.5 million is primarily due to (i) higher equity in income in 2024 as compared to 2023 of $21.7 million, primarily due to newly acquired joint ventures in connection with the RPT Merger, and (ii) lower impairments in 2024 as compared to 2023 of $1.0 million, partially offset by (iii) higher gains of $7.5 million recognized on sale of properties within various joint venture investments during 2023 as compared to 2024 and (iv) an increase in interest expense of $3.7 million.

*Preferred stock redemption charges –*

During 2024, the Company incurred preferred stock redemption charges of $3.3 million in connection with the Class N Tender Offer.

*Preferred dividends, net –*

The increase in Preferred dividends, net of $6.7 million is primarily due to the issuance of the Class N Preferred Stock in connection with the RPT Merger.

*Comparison of the years ended December 31, 2023 and 2022*

Information pertaining to fiscal year 2022 was included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 under Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," which was filed with the SEC on February 26, 2024.

Liquidity and Capital Resources

The Company's capital resources include accessing the public debt and equity capital markets, unsecured term loans, mortgages and construction loan financing, and immediate access to the Credit Facility with bank commitments of $2.0 billion, which can be increased to $2.75 billion through an accordion feature.

The Company's cash flow activities are summarized as follows (in thousands):

| | Year Ended December 31, | |
|---|---|---|
| | **2024** | **2023** |
| Cash, cash equivalents and restricted cash, beginning of year | $ 783,757 | $ 149,829 |
| Net cash flow provided by operating activities | 1,005,621 | 1,071,607 |
| Net cash flow used for investing activities | (318,541) | (136,983) |
| Net cash flow used for financing activities | (781,106) | (300,696) |
| Net change in cash, cash equivalents and restricted cash | (94,026) | 633,928 |
| Cash, cash equivalents and restricted cash, end of year | $ 689,731 | $ 783,757 |

Operating Activities

The Company anticipates that cash on hand, net cash flow provided by operating activities, borrowings under its Credit Facility and the issuance of equity, public debt, as well as other debt and equity alternatives, will provide the necessary capital required by the Company. The Company will continue to evaluate its capital requirements for both its short-term and long-term liquidity needs, which could be affected by various risks and uncertainties, including, but not limited to, the effects of the current inflationary environment, elevated interest rates, and other risks detailed in Part I, Item 1A. Risk Factors.

Net cash flow provided by operating activities for the year ended December 31, 2024 was $1.0 billion, as compared to $1.1 billion for the comparable period in 2023. The decrease of $0.1 billion is primarily attributable to:

- special dividend payment received from ACI of $194.1 million during 2023;
- merger costs incurred in connection with the RPT Merger during 2024 and 2023;
- changes in assets and liabilities due to timing of receipts and payments; and
- the disposition of operating properties in 2024 and 2023; partially offset by
- additional operating cash flow generated by operating properties acquired during 2024 and 2023, including those acquired in connection with the RPT Merger;
- an increase in distributions from the Company's joint ventures programs; and
- new leasing, expansion and re-tenanting of core portfolio properties.

<u>Investing Activities</u>

Net cash flow used for investing activities was $318.5 million for 2024, as compared to $137.0 million for 2023.

Investing activities during 2024 consisted primarily of:

*Cash inflows:*

- $301.5 million in proceeds from the sale of marketable securities, primarily due to the sale of 14.2 million shares of ACI common stock;
- $108.4 million for collection of mortgage and other financing receivables;
- $71.3 million in proceeds from the sale of 11 operating properties and 10 land parcels;
- $29.9 million in reimbursements of investments in and advances to real estate joint ventures and other investments, primarily due to the sale of properties within the investments;
- $7.6 million in proceeds from insurance casualty claims; and
- $5.4 million for principal payments from securities held to maturity.

*Cash outflows:*

- $324.5 million for improvements to operating real estate, primarily related to re-tenanting, tenant improvements and the Company's active redevelopment pipeline;
- $202.5 million for investment in mortgage and other financing receivables, primarily related to new mortgage and other financing receivables;
- $152.9 million primarily for the acquisition of an operating property;
- $149.1 million for the acquisition of RPT; and
- $12.1 million for investments in and advances to real estate joint ventures and other investments, primarily related to redevelopment projects within these portfolios.

Investing activities during 2023 consisted primarily of:

*Cash inflows:*

- $292.6 million in proceeds from the sale of marketable securities, primarily due to the sale of 14.1 million shares of ACI common stock;
- $160.1 million in proceeds from the sale of six consolidated properties and 13 parcels;
- $14.0 million in reimbursements of investments in and advances to real estate joint ventures and other investments primarily due to the sale of properties within the investments; and
- $4.6 million for principal payments from securities held to maturity.

*Cash outflows:*

- $277.3 million for the acquisition/consolidation of four consolidated operating properties and five parcels;
- $264.4 million for improvements to operating real estate primarily related to the Company's active redevelopment pipeline;
- $42.9 million for investments in and advances to real estate joint ventures, primarily related to partner buyouts and a redevelopment project within the Company's joint venture portfolio, and investments in other investments, primarily related to funding commitments for certain investments;
- $18.5 million for investment in mortgage and other financing receivables; and
- $3.6 million for investment in marketable securities.

*Acquisitions of Operating Real Estate and Other Related Net Assets*

During the years ended December 31, 2024 and 2023, the Company expended $152.9 million and $277.3 million, respectively, towards the acquisition/consolidation of operating real estate properties. The Company anticipates spending approximately $225.0 million to $275.0 million towards the acquisition of, or the purchase of additional interests in, operating properties during 2025, excluding amounts expended to purchase properties under finance leasing arrangements. The Company intends to fund these potential acquisitions with net cash flow provided by operating activities, cash on hand, proceeds from property dispositions, and/or availability under its Credit Facility.

*Improvements to Operating Real Estate*

During the years ended December 31, 2024 and 2023, the Company expended $324.5 million and $264.4 million, respectively, towards improvements to operating real estate. These amounts consist of the following (in thousands):

| | Year Ended December 31, | |
|---|---|---|
| | **2024** | **2023** |
| Redevelopment and renovations | $ 156,240 | $ 151,067 |
| Tenant improvements and tenant allowances | 168,225 | 113,328 |
| Total improvements | $ 324,465 | $ 264,395 |

The Company has an ongoing program to redevelop and re-tenant its properties to maintain or enhance its competitive position in the marketplace. The Company is actively pursuing redevelopment opportunities within its operating portfolio, which it believes will increase the overall value by bringing in new tenants and improving the assets' value. The Company anticipates its capital commitment toward these redevelopment projects and re-tenanting efforts for 2025 will be approximately $225.0 million to $275.0 million. The funding of these capital requirements will be provided by net cash flow provided by operating activities, cash on hand, proceeds from property dispositions, and/or availability under the Company's Credit Facility.

Financing Activities

Net cash flow used for financing activities was $781.1 million for 2024, as compared to $300.7 million for 2023.

Financing activities during 2024 primarily consisted of the following:

*Cash inflows:*

- $860.0 million in proceeds from issuance of unsecured term loans;
- $500.0 million in proceeds from issuance of unsecured notes;
- $135.8 million in proceeds from the issuance of common stock from the Company's at-the-market continuous offering program (the "ATM Program") net of commissions and related expenses; and
- $3.1 million from changes in tenants' security deposits.

*Cash outflows:*

- $1.2 billion for repayment of unsecured notes;
- $685.9 million of dividends paid;
- $310.0 million in repayments of unsecured term loans;
- $52.9 million in redemption/distribution of noncontrolling interests;
- $26.7 million for repurchase of preferred stock primarily due to the Class N Tender Offer;
- $22.1 million in principal payment on debt (related to the repayment of debt on three encumbered properties), including normal amortization of rental property debt;
- $15.8 million in shares repurchased for employee tax withholding on equity awards; and
- $8.9 million in financing origination costs related to new unsecured term loans and unsecured notes.

Financing activities during 2023 primarily consisted of the following:

*Cash inflows:*

- $500.0 million in proceeds from issuance of 6.4% senior unsecured notes due in 2034;
- $3.7 million in proceeds from the issuance of common stock from stock option exercises; and
- $2.5 million from changes in tenants' security deposits.

*Cash outflows:*

- $657.5 million of dividends paid;
- $60.8 million in principal payment on debt, including normal amortization of rental property debt;
- $58.4 million in redemption/distribution of noncontrolling interests;
- $16.3 million in shares repurchased for employee tax withholding on equity awards;
- $12.5 million in financing origination costs, in connection with the issuance of senior unsecured notes; and
- $1.5 million for repurchase of preferred stock.

The Company continually evaluates its debt maturities, and, based on management's current assessment, believes it has viable financing and refinancing alternatives that will not materially adversely impact its expected financial results. As of December 31, 2024, the Company had consolidated floating rate debt totaling $16.8 million. The Company continues to pursue borrowing opportunities with large commercial U.S. and global banks, select life insurance companies and certain regional and local banks.

Debt maturities for 2025 consist of $792.0 million of consolidated debt and $29.7 million of unconsolidated joint venture debt, assuming the utilization of extension options where available. In February 2025, the Company repaid $500.0 million of 3.30% senior unsecured notes upon maturity. The 2025 remaining consolidated debt maturities are anticipated to be repaid with net cash flow provided by operating activities, cash on hand, and/or debt refinancing, as deemed appropriate. The 2025 debt maturities on properties in the Company's unconsolidated joint ventures are anticipated to be repaid through net cash flow provided by operating activities, debt refinancing, proceeds from sales, and/or partner capital contributions, as deemed appropriate.

The Company intends to maintain strong debt service coverage and fixed charge coverage ratios as part of its commitment to maintain its unsecured debt ratings. The Company may, from time to time, seek to obtain funds through additional common and preferred equity offerings, unsecured debt financings, and/or mortgage/construction loan financings and other capital alternatives.

The Company utilizes the public debt and equity markets as its principal source of capital for its expansion needs through offerings of its public unsecured debt and equity. Proceeds from public capital market activities have been used for the purposes of, among other things, repaying indebtedness, acquiring interests in open-air, grocery anchored shopping centers and mixed-use assets, expanding and improving properties in the portfolio and other investments.

During January 2023, the Company filed a shelf registration statement on Form S-3, which is effective for a term of three years, for future unlimited offerings, from time to time, of debt securities, preferred stock, depositary shares, common stock and common stock warrants. The Company, pursuant to this shelf registration statement may, from time to time, offer for sale its senior unsecured debt securities for any general corporate purposes, including (i) funding specific liquidity requirements in its business, including property acquisitions, development and redevelopment costs and (ii) managing the Company's debt maturities.

During January 2023, the Company filed a registration statement on Form S-8 for its 2020 Equity Participation Plan (the "2020 Plan"), which was previously approved by the Company's stockholders and is a successor to the Restated Kimco Realty Corporation 2010 Equity Participation Plan that expired in March 2020. The 2020 Plan provides for a maximum of 10,000,000 shares of the Company's common stock to be reserved for the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalents, stock payments, deferred stock awards and long-term incentive plan units. At December 31, 2024, the Company had 2.9 million shares of common stock available for issuance under the 2020 Plan. (see Footnote 24 of the Notes to Consolidated Financial Statements included in this Form 10-K).

*Preferred Stock –*

Under the terms of the Merger Agreement, each 7.25% Series D Cumulative Convertible Perpetual Preferred Share of RPT was converted into the right to receive one depositary share representing one one-thousandth of a share of Class N Preferred Stock of the Company, having the rights, preferences and privileges substantially as set forth in the Merger Agreement, in each case, without interest, and subject to any withholding required under applicable law, upon the terms and subject to the conditions set forth in the Merger Agreement.

The Company's Board of Directors authorized the repurchase of up to 891,000 depositary shares of Class L Preferred Stock, 1,047,000 depositary shares of Class M Preferred Stock and 185,000 depositary shares of Class N Preferred Stock, representing an aggregate of up to 2,123 shares of the Company's preferred stock, par value $1.00 per share, through February 28, 2026. During the year ended December 31, 2024, the Company repurchased the following preferred stock:

| Class of Preferred Stock | Depositary Shares Repurchased | Purchase Price (in thousands) |
| --- | --- | --- |
| Class N | 80 | $ 5 |

On November 4, 2024, the Company commenced the Class N Tender Offer to purchase for cash any and all of its outstanding Class N Preferred Stock depositary shares at a price of $62.00 per depositary share, plus any accrued and unpaid dividends. Pursuant to the terms and conditions of the Class N Tender Offer, which expired on December 12, 2024, the Company repurchased 409,772 Class N depositary shares outstanding on December 16, 2024, for an aggregate cost of $26.7 million, of which $3.3 million was recognized as Preferred stock redemption charges on the Company's Consolidated Statements of Income.

*Common Stock –*

During September 2023, the Company established an ATM Program pursuant to which the Company may offer and sell, from time-to-time, shares of its common stock, par value $0.01 per share, with an aggregate gross sales price of up to $500.0 million through a consortium of banks acting as sales agents. Sales of the shares of common stock may be made, as needed, from time to time, in "at the market" offerings as defined in Rule 415 of the Securities Act of 1933, as amended, including by means of ordinary brokers' transactions on the New York Stock Exchange or otherwise (i) at market prices prevailing at the time of sale, (ii) at prices related to prevailing market prices or (iii) as otherwise agreed to with the applicable sales agent. In addition, the Company may from time to time enter into separate forward sale agreements with one or more banks. The Company issued 5.4 million shares and received net proceeds after commissions and related expenses of $135.8 million under the ATM Program during the year ended December 31, 2024. As of December 31, 2024, the Company had $362.5 million available under this ATM Program.

During February 2018, the Company established a common share repurchase program, which is scheduled to expire on February 28, 2026. Under this program, the Company may repurchase shares of its common stock, par value $0.01 per share, with an aggregate gross purchase price of up to $300.0 million. The Company did not repurchase any shares under the share repurchase program during 2024 and 2023. As of December 31, 2024, the Company had $224.9 million available under this common share repurchase program.

In connection with the RPT Merger, each RPT common share issued and outstanding immediately prior to the effective time of the RPT Merger was converted into 0.6049 shares of newly issued shares of Kimco common stock, resulting in approximately 53.0 million common shares issued to effect the RPT Merger.

*Senior Notes –*

The Company's supplemental indenture governing its senior notes contains the following covenants, all of which the Company is compliant with:

| Covenant | Must Be | As of December 31, 2024 |
|---|---|---|
| Consolidated Indebtedness to Total Assets | <60% | 38% |
| Consolidated Secured Indebtedness to Total Assets | <40% | 2% |
| Consolidated Income Available for Debt Service to Maximum Annual Service Charge | >1.50x | 4.4x |
| Unencumbered Total Asset Value to Consolidated Unsecured Indebtedness | >1.50x | 2.4x |

For a full description of the various indenture covenants refer to the Indenture dated September 1, 1993; the First Supplemental Indenture dated August 4, 1994; the Second Supplemental Indenture dated April 7, 1995; the Third Supplemental Indenture dated June 2, 2006; the Fourth Supplemental Indenture dated April 26, 2007; the Fifth Supplemental Indenture dated as of September 24, 2009; the Sixth Supplemental Indenture dated as of May 23, 2013; the Seventh Supplemental Indenture dated as of April 24, 2014; and the Eighth Supplemental Indenture dated as of January 3, 2023, each as filed with the SEC. In connection with the merger with WRI, the Company assumed senior unsecured notes which have covenants that are similar to the Company's existing debt covenants for its senior unsecured notes. Please refer to the form Indenture included in WRI's Registration Statement on Form S-3, filed with the SEC on February 10, 1995, the First Supplemental Indenture, dated as of August 2, 2006 filed with WRI's Current Report on Form 8-K dated August 2, 2006, and the Second Supplemental Indenture, dated as of October 9, 2012 filed with WRI's Current Report on Form 8-K dated October 9, 2012, each as filed with the SEC. See the Index to Exhibits included in this Form 10-K for specific filing information.

In connection with the Reorganization, Kimco OP became the issuer of the senior notes and the Parent Company has provided a full and unconditional guarantee of Kimco OP's obligations under each series of senior notes previously issued and outstanding.

During September 2024, the Company issued $500.0 million in senior unsecured notes, which are scheduled to mature in March 2035 and accrue interest at a rate of 4.85% per annum. These senior unsecured notes are guaranteed by the Company. The Company utilized the net proceeds from this offering for general corporate purposes.

During 2024, the Company fully repaid the following notes payables (dollars in millions):

| Type | Date Paid | Amount Repaid | | Interest Rate | Maturity Date |
|---|---|---|---|---|---|
| Unsecured note | Jan-24 | $ | 246.2 | 4.45% | Jan-24 |
| Unsecured notes (1) | Jan-24 | $ | 511.5 | 3.64%-4.74% | Jun-25-Nov-31 |
| Unsecured note | Mar-24 | $ | 400.0 | 2.70% | Mar-24 |

(1) In connection with the RPT Merger, the Company assumed $511.5 million of senior unsecured notes with maturities ranging from 2026 to 2031, which bore interest at rates ranging from 3.64% to 4.74%. The Merger triggered a change in control, and as such, in January 2024, the Company repaid these notes, any accrued interest, and make-whole requirements of $0.3 million resulting from the early repayment of these notes, which are included in Merger charges on the Company's Consolidated Statements of Income.

*Credit Facility –*

On September 9, 2024, Fitch Ratings assigned the Company a rating of A- for its senior unsecured debt, assigned a BBB credit rating for its preferred stock, and assigned its 'Stable' rating outlook. As a result, the Company achieved certain interest rate reductions and facility fee reduction for its Credit Facility and certain unsecured term loans.

The Company has a $2.0 billion Credit Facility with a group of banks. The Credit Facility is scheduled to expire in March 2027 with two additional six-month options to extend the maturity date, at the Company's discretion, to March 2028. The Credit Facility is guaranteed by the Parent Company. The Credit Facility can be increased to $2.75 billion through an accordion feature. The Credit Facility is a green credit facility tied to sustainability metric targets, as described in the agreement. The Credit Facility accrues interest at a rate of Adjusted Term SOFR, as defined in the terms of the Credit Facility, plus an applicable spread determined by the Company's credit ratings. The interest rate can be further adjusted upward or downward based on the sustainability metric targets and the Company's credit rating outlook, as defined in the agreement. As of December 31, 2024, the interest rate on the Credit Facility is Adjusted Term SOFR plus 68.5 basis points (5.21% as of December 31, 2024) after reductions for sustainability metrics achieved and an upgraded credit rating profile. Pursuant to the terms of the Credit Facility, the Company is subject to certain covenants. As of December 31, 2024, the Credit Facility had no outstanding balance and no appropriations for letters of credit.

Pursuant to the terms of the Credit Facility, the Company, among other things, is subject to maintenance of various covenants. The Company is currently in compliance with these covenants. The financial covenants for the Credit Facility are as follows:

| Covenant | Must Be | As of December 31, 2024 |
|---|---|---|
| Total Indebtedness to Gross Asset Value ("GAV") | <60% | 36% |
| Total Priority Indebtedness to GAV | <35% | 2% |
| Unencumbered Asset Net Operating Income to Total Unsecured Interest Expense | >1.75x | 4.5x |
| Fixed Charge Total Adjusted EBITDA to Total Debt Service | >1.50x | 4.0x |

For a full description of the Credit Facility's covenants, refer to the Amended and Restated Credit Agreement dated as of February 23, 2023, as filed with the SEC. See the Index to Exhibits included in this Form 10-K for specific filing information.

*Term Loans –*

The Company entered into a Seventh Amended and Restated Credit Agreement, through which the term loans assumed in connection with the RPT Merger were terminated (fully repaid) and new term loans were issued to replace the assumed loans. The new term loans retained the amounts and maturities of the assumed term loans, however, the rates (Adjusted Term SOFR plus 90.5 basis points which fluctuates based on credit rating profile and achieving sustainability metric targets, as described in the agreement) and covenants were revised to match those within the Company's Credit Facility. The following unsecured term loans were assumed, terminated and issued (dollars in millions):

| Type | Date Paid | Amount | | Interest Rate (1) | Maturity Date |
|---|---|---|---|---|---|
| Unsecured term loan | Jan-24 | $ | 50.0 | 4.15% | Nov-26 |
| Unsecured term loan | Jan-24 | $ | 100.0 | 4.11% | Feb-27 |
| Unsecured term loan | Jan-24 | $ | 50.0 | 3.43% | Aug-27 |
| Unsecured term loan | Jan-24 | $ | 110.0 | 3.71% | Feb-28 |

(1) As of December 31, 2024, the interest rate on these term loans is Adjusted Term SOFR plus 81.0 basis points after reductions for sustainability metrics achieved and an upgraded credit rating profile. The Company entered into 20 swap rate agreements with various lenders swapping the interest rates to all-in fixed rates (ranging from 4.5793% to 4.7801% as of December 31, 2024).

On January 2, 2024, Kimco OP entered into a new $200.0 million unsecured term loan credit facility (the "Term Loan Credit Facility") pursuant to a credit agreement, among Kimco OP, TD Bank, N.A., as administrative agent, and the other parties thereto maturing in

January 2026 (with three one-year options to extend to January 2029). The Term Loan Credit Facility accrues interest at a spread (currently 80.0 basis points after reductions for an upgraded credit rating profile) to the Adjusted Term SOFR Rate (as defined in the credit agreement), that fluctuates in accordance with changes in Kimco's senior debt ratings. In addition, during 2024, the Company amended the Term Loan Credit Facility, in separate transactions, to increase the aggregate principal amount from $200.0 million to $550.0 million. The additional $350.0 million is subject to the same terms as the existing Term Loan Credit Facility. As of December 31, 2024, the Company had six swap rate agreements with various lenders swapping the overall interest rate on the $550.0 million Term Loan Credit Facility to an all-in fixed rate of 4.6122%.

*Mortgages Payable –*

During 2024, the Company (i) assumed $164.6 million of non-recourse mortgage debt through the acquisition of an operating property and (ii) repaid $11.8 million of mortgage debt that encumbered three operating properties.

In addition to the public equity and debt markets as capital sources, the Company may, from time to time, obtain mortgage financing on selected properties to partially fund the capital needs of its real estate re-development and re-tenanting projects. As of December 31, 2024, the Company had over 525 unencumbered property interests in its portfolio.

*Albertsons Companies, Inc. –*

In February 2024, the Company sold its remaining 14.2 million shares of ACI common stock, generating net proceeds of $299.1 million. For tax purposes, the Company recognized a long-term capital gain of $288.7 million for the year ended December 31, 2024. The Company retained the proceeds from the ACI stock sales and applied available deductions to offset a portion of the gain from the sale and as a result, recorded $26.1 million of federal and state income tax expense.

*Dividends –*

In connection with its intention to continue to qualify as a REIT for U.S. federal income tax purposes, the Company expects to continue paying regular dividends to its stockholders. These dividends will be paid from operating cash flows. The Company's Board of Directors will continue to evaluate the Company's dividend policy on a quarterly basis as it monitors sources of capital and evaluates the impact of the economy and capital markets availability on operating fundamentals. Since cash used to pay dividends reduces amounts available for capital investment, the Company generally intends to maintain a dividend payout ratio which reserves such amounts as it considers necessary for the expansion and renovation of shopping centers in its portfolio, debt reduction, the acquisition of interests in new properties and other investments as suitable opportunities arise and such other factors as the Board of Directors considers appropriate. Cash dividends paid were $685.9 million, $657.5 million and $544.7 million in 2024, 2023 and 2022, respectively.

Although the Company receives substantially all of its rental payments on a monthly basis, it generally intends to continue paying dividends quarterly. Amounts accumulated in advance of each quarterly distribution will be invested by the Company in short-term money market or other suitable instruments. The Company's objective is to establish a dividend level that maintains compliance with the Company's REIT taxable income distribution requirements. On October 29, 2024, the Company's Board of Directors declared quarterly dividends with respect to the Company's classes of preferred shares (Classes L, M and N) which were paid on January 15, 2025, to shareholders of record on January 2, 2025. Additionally, the Company's Board of Directors declared a quarterly cash dividend of $0.25 per common share, representing a 4.2% increase from the prior quarterly dividend of $0.24, which was paid on December 19, 2024, to shareholders of record on December 5, 2024.

On February 6, 2025, the Company's Board of Directors declared quarterly dividends with respect to the Company's classes of cumulative redeemable preferred shares (Classes L, M and N), which are scheduled to be paid on April 15, 2025, to shareholders of record on April 1, 2025. Additionally, on February 6, 2025, the Company's Board of Directors declared a quarterly cash dividend of $0.25 per common share payable on March 21, 2025 to shareholders of record on March 7, 2025.

*Natural Disaster Impact –*

The Company incurred no significant damage to its properties in September and October 2024 as a result of hurricanes Helene and Milton, which primarily affected Florida, North Carolina, South Carolina and Georgia. In addition, the Company did not incur any significant damage to its properties in January 2025 as a result of the California wildfires, which have primarily impacted Los Angeles and the surrounding areas.

Contractual Obligations and Other Commitments

*Contractual Obligations*

The Company has debt obligations relating to its Credit Facility (no outstanding balance as of December 31, 2024), unsecured senior notes, unsecured term loans and mortgages with maturities ranging from less than two months to 25 years. As of December 31, 2024, the Company's consolidated total debt had a weighted average term to maturity of 8.0 years. In addition, the Company has non-cancelable leases pertaining to its shopping center portfolio. As of December 31, 2024, the Company had 40 consolidated shopping center properties that are subject to long-term ground leases where a third party owns and has leased the underlying land or a portion of the underlying land to the Company to construct and/or operate a shopping center. Amounts due in 2025 in connection with these leases aggregate $12.1 million. The following table summarizes the Company's consolidated debt maturities (excluding extension options, unamortized debt issuance costs of $66.1 million and fair market value of debt adjustments aggregating $12.3 million) and obligations under non-cancelable operating leases as of December 31, 2024:

| | Payments due by period (in millions) | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2025 | 2026 | 2027 | 2028 | 2029 | Thereafter | Total |
| Long-Term Debt: | | | | | | | |
| Principal (1) | $ 816.9 | $ 1,384.0 | $ 626.5 | $ 637.3 | $ 238.6 | $ 4,811.8 | $ 8,515.1 |
| Interest (2) | $ 308.7 | $ 269.5 | $ 232.3 | $ 210.6 | $ 199.2 | $ 1,525.5 | $ 2,745.8 |
| | | | | | | | |
| Non-cancelable Leases: | | | | | | | |
| Operating leases (3) | $ 12.1 | $ 11.5 | $ 11.2 | $ 11.2 | $ 10.4 | $ 255.6 | $ 312.0 |
| Financing leases (4) | $ 24.2 | $ - | $ - | $ - | $ - | $ - | $ 24.2 |

(1) Maturities utilized do not reflect extension options, which range from two to five years. For 2025, the Company has scheduled principal payments of $740.5 million for consolidated unsecured debt and $76.4 million for consolidated secured debt. In February 2025, the Company repaid $500.0 million of 3.30% senior unsecured notes upon maturity. The Company anticipates satisfying these remaining 2025 debt obligations with net cash flow provided by operating activities, cash on hand, debt financing, and/or availability under its Credit Facility.

(2) For loans which have interest at floating rates, future interest expense was calculated using the rate as of December 31, 2024.

(3) For leases which have inflationary increases, future ground and office rent expense was calculated using the rent based upon initial lease payment.

(4) During 2024, the Company exercised its call option to purchase two properties under finance ground lease agreements for an aggregate purchase price of $24.2 million, which was completed in January 2025.

*Commitments*

The Company has issued letters of credit in connection with the completion and repayment guarantees, primarily on certain of the Company's redevelopment projects and guaranty of payment related to the Company's insurance program. At December 31, 2024, these letters of credit aggregated $39.8 million.

The Company has other investments with funding commitments of $29.0 million, of which $20.0 million has been funded as of December 31, 2024.

The Parent Company guarantees the unsecured debt instruments of Kimco OP. These guarantees by the Parent Company are full, irrevocable, unconditional and absolute joint and several guarantees to the holders of each series of such unsecured debt instruments. See Footnote 13 of the Notes to Consolidated Financial Statements for these unsecured debt instruments.

In connection with the construction of its development/redevelopment projects and related infrastructure, certain public agencies require posting of performance and surety bonds to guarantee that the Company's obligations are satisfied. These bonds expire upon the completion of the improvements and infrastructure. As of December 31, 2024, the Company had $16.2 million in performance and surety bonds outstanding.

The Company provides a guaranty for the payment of any debt service shortfalls on Series A bonds issued by the Sheridan Redevelopment Agency, which are tax increment revenue bonds issued in connection with a property owned by the Company in Sheridan, Colorado. These tax increment revenue bonds have a balance of $36.2 million outstanding at December 31, 2024. The bonds are to be repaid with incremental sales and property taxes and a public improvement fee ("PIF") to be assessed on current and future retail sales and, to the extent necessary, any amounts we may have to provide under a guaranty. The revenue generated from incremental sales, property taxes and PIF have satisfied the debt service requirements to date. The incremental taxes and PIF are to remain intact until the earlier of the payment of the bond liability in full or 2040.

In connection with the RPT Merger, the Company provides a guaranty for the payment of any debt service shortfalls on the City of Jacksonville Series 2005A bonds, which are tax increment revenue bonds issued in connection with a redevelopment project in Jacksonville, FL. Repayment of the bonds is to be made in accordance with a level-payment amortization schedule over 20 years, and repayments are made out of tax revenues generated by the redevelopment. The remaining debt service payments due over the life of the bonds, including principal and interest, are $3.4 million as of December 31, 2024. There have been no payments made by the Company under this guaranty agreement to date and the Company does not expect to make any payments over the life of the agreement.

Off-Balance Sheet Arrangements

*Unconsolidated Real Estate Joint Ventures*

The Company has investments in various unconsolidated real estate joint ventures with varying structures. These joint ventures primarily operate shopping centers or mixed-use properties. The properties owned by the joint ventures are primarily financed with individual non-recourse mortgage loans, however, the Company, on a selective basis, has obtained unsecured financing for certain joint ventures. As of December 31, 2024, the Company did not guarantee any joint venture unsecured debt. Non-recourse mortgage debt is generally defined as debt whereby the lenders' sole recourse with respect to borrower defaults is limited to the value of the property collateralized by the mortgage. The lender generally does not have recourse against any other assets owned by the borrower or any of the constituent members of the borrower, except for certain specified exceptions listed in the particular loan documents (see Footnote 7 of the Notes to Consolidated Financial Statements included in this Form 10-K).

Debt balances within the Company's unconsolidated joint venture investments for which the Company held noncontrolling ownership interests at December 31, 2024, aggregated $1.5 billion. As of December 31, 2024, these loans had scheduled maturities ranging from five months to 7.2 years and bore interest at rates ranging from 2.81% to SOFR plus 225 basis points (6.65% as of December 31, 2024). Approximately $29.7 million of the aggregate outstanding loan balance matures in 2025. For these maturing loans, the Company will utilize extension options where available or repay them with operating cash flows, debt refinancing, unsecured credit facilities, proceeds from sales of properties, and partner capital contributions, as deemed appropriate (see Footnote 7 of the Notes to Consolidated Financial Statements included in this Form 10-K).

*Other Investments*

The Company has provided capital to owners and developers of real estate properties through its Preferred Equity program, which is included in Other investments on the Company's Consolidated Balance Sheets. In addition, the Company has invested capital in structured investments, which are primarily accounted for on the equity method of accounting. As of December 31, 2024, the Company's other investments were $107.3 million, of which the Company's net investment under the Preferred Equity program was $70.1 million. As of December 31, 2024, these preferred equity investment properties had non-recourse mortgage loans aggregating $93.3 million. These loans have scheduled maturities ranging from six months to 4.5 years and bear interest at rates ranging from 6.80% to 8.34%. For these maturing loans, the Company will utilize extension options where available or repay them with operating cash flows, debt refinancing, and/or partner capital contributions, as deemed appropriate. Due to the Company's preferred position in these investments, the Company's share of each investment is subject to fluctuation and is dependent upon property cash flows. The Company's maximum exposure to losses associated with its preferred equity investments is limited to its invested capital.

Effects of Inflation

Many of the Company's long-term leases contain provisions designed to help mitigate the adverse impact of inflation. Such provisions include clauses enabling the Company to receive payment of additional rent calculated as a percentage of tenants' gross sales above pre-determined thresholds, which generally increase as prices rise, and/or as a result of escalation clauses, which generally increase rental rates during the terms of the leases. Such escalation clauses often include increases based upon changes in the consumer price index or similar inflation indices. In addition, many of the Company's leases are for terms of less than 10 years, which permits the Company to seek to increase rents to market rates upon renewal. To assist in partially mitigating the Company's exposure to increases in costs and operating expenses, including common area maintenance costs, real estate taxes and insurance, resulting from inflation, the Company's leases include provisions that either (i) require the tenant to pay an allocable share of these operating expenses or (ii) contain fixed contractual amounts, which include escalation clauses, to reimburse these operating expenses.

Funds From Operations ("FFO")

FFO is a supplemental non-GAAP financial measure utilized to evaluate the operating performance of real estate companies. NAREIT defines FFO as net income available to the Company's common shareholders computed in accordance with GAAP, excluding (i) depreciation and amortization related to real estate, (ii) gains or losses from sales of certain real estate assets, (iii) gains and losses from change in control, (iv) impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity and (v) after adjustments for unconsolidated partnerships

and joint ventures calculated to reflect FFO on the same basis. The Company also made an election, in accordance with the NAREIT Funds From Operations White Paper-2018 Restatement, to exclude from its calculation of FFO (i) gains and losses on the sale of assets and impairments of assets incidental to its main business and (ii) mark-to-market changes in the value of its equity securities. As such, the Company does not include gains/impairments on land parcels, mark-to-market gains/losses from marketable securities, allowance for credit losses on mortgage receivables, gains/impairments on other investments or other amounts considered incidental to its main business in NAREIT defined FFO, including any applicable tax effect and noncontrolling interest.

The Company presents FFO available to the Company's common shareholders as it considers it an important supplemental measure of our operating performance and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO available to the Company's common shareholders when reporting results. Comparison of our presentation of FFO available to the Company's common shareholders to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

FFO is a supplemental non-GAAP financial measure of real estate companies' operating performances, which does not represent cash generated from operating activities in accordance with GAAP, and therefore, should not be considered an alternative for net income or cash flows from operations as a measure of liquidity.

The Company's reconciliation of Net income available to the Company's common shareholders to FFO available to the Company's common shareholders is reflected in the table below (in thousands, except per share data).

| | Three Months Ended December 31, | | Year Ended December 31, | |
|---|---|---|---|---|
| | 2024 | 2023 | 2024 | 2023 |
| Net income available to the Company's common shareholders | $ 154,835 | $ 133,360 | $ 375,718 | $ 629,252 |
| Gain on sale of properties | (330) | (22,600) | (1,274) | (74,976) |
| Gain on sale of joint venture properties | - | - | (1,501) | (9,020) |
| Depreciation and amortization - real estate related | 154,905 | 123,053 | 598,741 | 502,347 |
| Depreciation and amortization - real estate joint ventures | 22,074 | 16,082 | 86,235 | 64,472 |
| Impairment charges (including real estate joint ventures) | 1,207 | 1,020 | 9,985 | 15,060 |
| Profit participation from other investments, net | 240 | 366 | (5,059) | (1,916) |
| Special dividend income | - | - | - | (194,116) |
| Loss/(gain) on marketable securities/derivative, net | 1,627 | (11,354) | 27,549 | (21,996) |
| (Benefit)/provision for income taxes (1) | (46,874) | (112) | 24,832 | 61,351 |
| Noncontrolling interests (1) | (783) | (372) | (3,150) | (440) |
| FFO available to the Company's common shareholders (3) (4) | $ 286,901 | $ 239,443 | $ 1,112,076 | $ 970,018 |
| Weighted average shares outstanding for FFO calculations: | | | | |
| Basic | 673,676 | 617,122 | 671,561 | 616,947 |
| Units | 3,199 | 2,389 | 3,206 | 2,380 |
| Convertible preferred shares | 4,100 | - | 4,223 | - |
| Dilutive effect of equity awards | 751 | 845 | 523 | 1,132 |
| Diluted (2) | 681,726 | 620,356 | 679,513 | 620,459 |
| FFO per common share – basic | $ 0.43 | $ 0.39 | $ 1.66 | $ 1.57 |
| FFO per common share – diluted (2) (3) (4) | $ 0.42 | $ 0.39 | $ 1.65 | $ 1.57 |

(1) Related to gains, impairment, depreciation on properties, gains/(losses) on sales of marketable securities and derivatives, where applicable.

(2) Reflects the potential impact if convertible preferred shares and certain units were converted to common stock at the beginning of the period. FFO available to the Company's common shareholders would be increased by $2,400 and $763 for the three months ended December 31, 2024 and 2023, respectively. FFO available to the company's common shareholders would be increased by $9,801 and $2,395 for the years ended December 31, 2024 and 2023, respectively. The effect of other certain convertible securities would have an anti-dilutive effect upon the calculation of FFO available to the Company's common shareholders per share. Accordingly, the impact of such conversion has not been included in the determination of diluted earnings per share calculations.

(3) Includes (i) $3.3 million of charges associated with the tender of the Company's Class N Preferred Stock for the three months ended December 31, 2024 and (ii) Merger charges of $1.0 million for the three months ended December 31, 2023.

(4) Includes (i) Merger charges of $25.2 million and $4.8 million for the years ended December 31, 2024 and 2023, respectively, (ii) $3.3 million of charges associated with the tender of the Company's Class N Preferred Stock for the year ended December 31, 2024, and (iii) income related to the liquidation of the pension plan of $5.0 million, net for the year ended December 31, 2023.

Same Property Net Operating Income

Same property NOI is a supplemental non-GAAP financial measure of real estate companies' operating performance and should not be considered an alternative to net income in accordance with GAAP or cash flows from operations as a measure of liquidity. The Company

considers Same property NOI as an important operating performance measure because it is frequently used by securities analysts and investors to measure only the net operating income of properties that have been owned by the Company for the entire current and prior year reporting periods. It excludes properties under redevelopment, development and pending stabilization; properties are deemed stabilized at the earlier of (i) reaching 90% leased or (ii) one year following a project's inclusion in operating real estate. Same property NOI assists in eliminating disparities in net income due to the development, acquisition or disposition of properties during the particular period presented, and thus provides a more consistent performance measure for the comparison of the Company's properties.

For the three months and years ended December 31, 2024 and 2023, the Company included Same property NOI from the RPT properties acquired through the RPT Merger, as the Company owned these properties for the full three months and the majority of the year ended December 31, 2024. The amount of the adjustment relating to RPT same property NOI for the three months and years ended December 31, 2024 and 2023, included in the table below, represents the Same property NOI from RPT properties prior to the RPT Merger, which is not included in the Company's Net income available to the Company's common shareholders.

Same property NOI is calculated using revenues from rental properties (excluding straight-line rent adjustments, lease termination fees, TIFs and amortization of above/below-market rents) less charges for credit losses, operating and maintenance expense, real estate taxes and rent expense plus the Company's proportionate share of Same property NOI from unconsolidated real estate joint ventures, calculated on the same basis. The Company's method of calculating Same property NOI available to the Company's common shareholders may differ from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

The following is a reconciliation of Net income available to the Company's common shareholders to Same property NOI (in thousands):

| | Three Months Ended December 31, | | Year Ended December 31, | |
|---|---|---|---|---|
| | 2024 | 2023 | 2024 | 2023 |
| Net income available to the Company's common shareholders | $ 154,835 | $ 133,360 | $ 375,718 | $ 629,252 |
| Adjustments: | | | | |
| Management and other fee income | (4,333) | (3,708) | (17,949) | (16,343) |
| General and administrative | 34,902 | 35,627 | 138,140 | 136,807 |
| Impairment charges | 199 | - | 4,476 | 14,043 |
| Merger charges | - | 1,016 | 25,246 | 4,766 |
| Depreciation and amortization | 156,130 | 124,282 | 603,685 | 507,265 |
| Gain on sale of properties | (330) | (22,600) | (1,274) | (74,976) |
| Special dividend income | - | - | - | (194,116) |
| Interest expense and other income, net | 66,032 | 46,917 | 250,201 | 210,241 |
| Loss/(gain) on marketable securities, net | 66 | (3,620) | 27,679 | (21,262) |
| (Benefit)/provision for income taxes, net | (46,938) | (175) | 25,417 | 60,952 |
| Equity in income of other investments, net | (353) | (1,968) | (9,821) | (10,709) |
| Net income attributable to noncontrolling interests | 1,961 | 2,468 | 8,654 | 11,676 |
| Preferred stock redemption charges | 3,304 | - | 3,304 | - |
| Preferred dividends, net | 7,899 | 6,285 | 31,763 | 25,021 |
| RPT same property NOI (1) | - | 40,062 | 606 | 160,978 |
| Non same property net operating income | (13,781) | (9,727) | (54,627) | (55,508) |
| Non-operational expense from joint ventures, net | 30,066 | 24,713 | 115,695 | 86,625 |
| Same property NOI | $ 389,659 | $ 372,932 | $ 1,526,913 | $ 1,474,712 |

(1) Amounts for the respective periods, represent the Same property NOI from RPT properties, not included in the Company's Net income available to the Company's common shareholders.

Same property NOI increased by $16.7 million, or 4.5%, for the three months ended December 31, 2024, as compared to the corresponding period in 2023. This increase is primarily the result of (i) an increase of $14.3 million, primarily related to an increase in rental revenue driven by strong leasing activity, (ii) an increase in other rental income of $1.7 million and (iii) a decrease in credit losses of $0.7 million.

Same property NOI increased by $52.2 million, or 3.5%, for the year ended December 31, 2024, as compared to the corresponding period in 2023. This increase is primarily the result of (i) an increase of $48.2 million primarily related to an increase in rental revenue driven by strong leasing activity, (ii) a decrease in non-recoverable expenses $5.0 million and (iii) an increase in other rental income of $2.1 million, partially offset by (iv) a decrease in percentage rents of $2.5 million.

New Accounting Pronouncements

See Footnote 1 of the Notes to Consolidated Financial Statements included in this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk exposure is interest rate risk. The Company periodically evaluates its exposure to short-term interest rates and will, from time-to-time, enter into interest rate protection agreements which mitigate, but do not eliminate, the effect of changes in interest rates on its floating-rate debt. As of December 31, 2024, the Company has 26 interest rate swaps with notional amounts aggregating to $860.0 million. The interest rate swap agreements are designated as cash flow hedges and are held by the Company to reduce the impact of changes in interest rates on variable rate debt. The hedged debt is reflected as fixed rate unsecured debt in the table below. The Company has not entered, and does not plan to enter, into any derivative financial instruments for trading or speculative purposes.

The following table presents the carrying value of the Company's aggregate fixed rate and variable rate debt obligations outstanding, including fair market value adjustments and unamortized deferred financing costs, as of December 31, 2024, with corresponding weighted-average interest rates sorted by maturity date. In addition, the following table presents the fair value of the Company's debt obligations outstanding, including fair market value adjustments and unamortized deferred financing costs. The table does not include extension options where available (amounts in millions).

| | 2025 | 2026 | 2027 | 2028 | 2029 | Thereafter | Total | Fair Value |
|---|---|---|---|---|---|---|---|---|
| **Secured Debt** | | | | | | | | |
| Fixed Rate | $ 49.2 | $ - | $ 33.2 | $ 132.4 | $ 253.7 | $ 11.1 | $ 479.6 | $ 452.9 |
| Average Interest Rate | 3.50% | - | 4.01% | 4.49% | 4.51% | 3.33% | 4.34% | |
| Variable Rate | $ 16.8 | $ - | $ - | $ - | $ - | $ - | $ 16.8 | $ 16.8 |
| Average Interest Rate | 5.85% | - | - | - | - | - | 5.85% | |
| **Unsecured Debt** | | | | | | | | |
| Fixed Rate | $ 742.8 | $ 1,376.9 | $ 585.2 | $ 517.7 | $ - | $ 4,742.1 | $ 7,964.7 | $ 7,400.1 |
| Average Interest Rate | 3.48% | 3.74% | 4.21% | 2.55% | - | 4.13% | 3.86% | |

Based on the Company's variable-rate debt balances, interest expense would have increased by $0.2 million for the year ended December 31, 2024, if short-term interest rates were 1.0% higher.

Item 8. Financial Statements and Supplementary Data

The response to this Item 8 is included in our audited Consolidated Financial Statements and Notes to Consolidated Financial Statements, which are contained in Part IV, Item 15 of this Form 10-K.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

***Kimco Realty Corporation***

*Evaluation of Disclosure Controls and Procedures*

The Parent Company's management, with the participation of the Parent Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Parent Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, the Parent Company's Chief Executive Officer and Chief Financial Officer have concluded that the Parent Company's disclosure controls and procedures are effective as of December 31, 2024.

*Changes in Internal Control Over Financial Reporting*

There have not been any changes in the Parent Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Parent Company's internal control over financial reporting.

*Management's Report on Internal Control Over Financial Reporting*

The Parent Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Under the supervision and with the participation of Parent Company's management, including Parent Company's Chief Executive Officer and Chief Financial Officer, Parent Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in the *Internal Control -*

*Integrated Framework* (*2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation under the framework in *Internal Control - Integrated Framework (2013)*, Parent Company's management concluded that Parent Company's internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of Parent Company's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears under Item 8.

***Kimco Realty OP, LLC***

*Evaluation of Disclosure Controls and Procedures*

Kimco OP's management, with the participation of Kimco OP's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Kimco OP's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, Kimco OP's Chief Executive Officer and Chief Financial Officer have concluded that Kimco OP's disclosure controls and procedures are effective as of December 31, 2024.

*Changes in Internal Control Over Financial Reporting*

There have not been any changes in Kimco OP's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, Kimco OP's internal control over financial reporting.

*Management's Report on Internal Control Over Financial Reporting*

Kimco OP's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Under the supervision and with the participation of Kimco OP's management, including Kimco OP's Chief Executive Officer and Chief Financial Officer, Kimco OP conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in the *Internal Control - Integrated Framework* (*2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation under the framework in *Internal Control - Integrated Framework (2013)*, Kimco OP's management concluded that Kimco OP's internal control over financial reporting was effective as of December 31, 2024.

Item 9B. Other Information

During the three months ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to "Proposal 1—Election of Directors," "Governance at Kimco," "Executive Officers," "Other Matters" and if required, "Delinquent Section 16(a) Reports" in our definitive proxy statement to be filed with respect to the Annual Meeting of Stockholders expected to be held on April 29, 2025 ("Proxy Statement").

We have a Code of Conduct that applies to all directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct is available at the Investors/Governance/Governance Documents section of our website at www.kimcorealty.com. A copy of the Code of Conduct is available in print, free of charge, to stockholders upon request to us at the address set forth in Item 1 of this Form 10-K under the section "Business - Overview." We intend to satisfy the disclosure requirements under the Exchange Act, as amended, regarding an amendment to or waiver from a provision of our Code of Conduct by posting such information on our website.

We have an Insider Trading Policy that governs the purchase, sale, and/or other dispositions of our securities by directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations and NYSE listing standards. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this report.

### Item 11. Executive Compensation

The information required by this item is incorporated by reference to "Compensation Discussion and Analysis," "Executive Compensation Committee Report," "Executive Compensation Tables," "Governance at Kimco" and "Other Matters" in our Proxy Statement.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to "Beneficial Ownership" and "Executive Compensation Tables" in our Proxy Statement.

### Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to "Certain Relationships and Related Transactions" and "Governance at Kimco" in our Proxy Statement.

### Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to "Proposal 3: Ratification of Independent Accountants" in our Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules



Item 16. Form 10-K Summary

None.

## INDEX TO EXHIBITS

| Exhibit Number | Exhibit Description | Incorporated by Reference: Form | File No. | Date of Filing | Exhibit Number | Filed/ Furnished Herewith | Page Number |
|---|---|---|---|---|---|---|---|
| 2.1 | Agreement and Plan of Merger, dated as of April 15, 2021, by and between Kimco Realty Corporation and Weingarten Realty Investors | 8-K | 1-10899 | 04/15/21 | 2.1 | | |
| 2.2 | Agreement and Plan of Merger, dated December 15, 2022, by and among Kimco, New Kimco and Merger Sub. | 8-K | 1-10899 | 12/15/22 | 2.1 | | |
| 2.3 | Agreement and Plan of Merger, dated as of August 28, 2023, by and among Kimco Realty Corporation, Kimco Realty OP, LLC, Tarpon Acquisition Sub, LLC, Tarpon OP Acquisition Sub, LLC, RPT Realty, and RPT Realty, L.P. | 8-K | 1-10899 | 08/28/23 | 2.1 | | |
| 3.1 | Articles of Merger | 8-K12B | 1-10899 | 01/03/23 | 3.3 | | |
| 3.2 | Articles of Amendment and Restatement of Kimco Realty Corporation | 8-K12B | 1-10899 | 01/03/23 | 3.1 | | |
| 3.3 | Articles of Amendment of Kimco Realty Corporation | 10-Q | 1-10899 | 08/02/24 | 3.1 | | |
| 3.4 | Articles Supplementary of Kimco Realty Corporation with respect to Kimco Class N Preferred Stock | 8-A12B | 1-10899 | 12/29/23 | 3.2 | | |
| 3.5 | Certificate of Correction to Articles Supplementary of Kimco Realty Corporation with respect to Kimco Class N Preferred Stock | 10-K | 1-10899 | 02/23/24 | 3.4 | | |
| 3.6 | Amended and Restated Bylaws of Kimco Realty Corporation | 10-Q | 1-10899 | 07/28/23 | 3.1 | | |
| 3.7 | Certificate of Formation of Kimco Realty OP, LLC | 8-K12B | 1-10899 | 01/03/23 | 3.4 | | |
| 3.8 | Amended and Restated Limited Liability Company Agreement of Kimco Realty OP, LLC, dated as of January 2, 2024 | 8-K | 1-10899 | 01/02/24 | 3.1 | | |
| 4.1 | Indenture dated September 1, 1993, between Kimco Realty Corporation and Bank of New York (as successor to IBJ Schroder Bank and Trust Company) | S-3 | 333-67552 | 09/10/93 | 4(a) | | |
| 4.2 | First Supplemental Indenture, dated August 4, 1994, between Kimco Realty Corporation and Bank of New York (as successor to IBJ Schroder Bank and Trust Company) | 10-K | 1-10899 | 03/28/96 | 4.6 | | |
| 4.3 | Second Supplemental Indenture, dated April 7, 1995, between Kimco Realty Corporation and Bank of New York (as successor to IBJ Schroder Bank and Trust Company) | 8-K | 1-10899 | 04/07/95 | 4(a) | | |
| 4.4 | Third Supplemental Indenture, dated June 2, 2006, between Kimco Realty Corporation and The Bank of New York, as Trustee | 8-K | 1-10899 | 06/05/06 | 4.1 | | |
| 4.5 | Fourth Supplemental Indenture, dated April 26, 2007, between Kimco Realty Corporation and The Bank of New York, as Trustee | 8-K | 1-10899 | 04/26/07 | 1.3 | | |
| 4.6 | Fourth Supplemental Indenture, dated as of January 3, 2023, between Kimco Realty OP, LLC, as issuer, Kimco Realty Corporation, as guarantor, and The Bank of New York Mellon Trust Company, N.A., as Trustee | 8-K12B | 1-10899 | 01/03/23 | 4.2 | | |

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | | Filed/ Furnished Herewith | Page Number |
|---|---|---|---|---|---|---|---|
| | | Form | File No. | Date of Filing | Exhibit Number | | |
| 4.7 | Fifth Supplemental Indenture, dated September 24, 2009, between Kimco Realty Corporation and The Bank of New York Mellon, as Trustee | 8-K | 1-10899 | 09/24/09 | 4.1 | | |
| 4.8 | Sixth Supplemental Indenture, dated May 23, 2013, between Kimco Realty Corporation and The Bank of New York Mellon, as Trustee | 8-K | 1-10899 | 05/23/13 | 4.1 | | |
| 4.9 | Seventh Supplemental Indenture, dated April 24, 2014, between Kimco Realty Corporation and The Bank of New York Mellon, as Trustee | 8-K | 1-10899 | 04/24/14 | 4.1 | | |
| 4.10 | Eighth Supplemental Indenture, dated as of January 3, 2023, between Kimco Realty OP, LLC, as issuer, Kimco Realty Corporation, as guarantor, and The Bank of New York Mellon Trust Company, N.A., as Trustee | 8-K12B | 1-10899 | 01/03/23 | 4.1 | | |
| 4.11 | Form of Indenture for Senior Debt Securities, among Kimco Realty Corporation, an issuer, Kimco Realty OP, LLC, as guarantor, and The Bank of New York Mellon, as Trustee | S-3ASR | 333-269102 | 01/03/23 | 4(j) | | |
| 4.12 | Description of Securities | — | — | — | — | x | |
| 4.13 | Form of Indenture for Senior Debt Securities dated as of May 1, 1995 between Weingarten Realty Investors and The Bank of New York Mellon Trust Company, N.A. (successor to J.P. Morgan Trust Company, National Association, successor to Texas Commerce Bank National Association) | S-3 | 33-57659 | 02/10/95 | 4(a) | | |
| 4.14 | First Supplemental Indenture, dated August 2, 2006, between Weingarten Realty Investors and The Bank of New York Mellon Trust Company, N.A. (successor to J.P. Morgan Trust Company, National Association, successor to Texas Commerce Bank National Association) | 8-K | 1-09876 | 08/02/06 | 4.1 | | |
| 4.15 | Second Supplemental Indenture, dated October 9, 2012, between Weingarten Realty Investors and The Bank of New York Mellon Trust Company, N.A. (successor to J.P. Morgan Trust Company, National Association, successor to Texas Commerce Bank National Association) | 8-K | 1-09876 | 10/09/12 | 4.1 | | |
| 4.16 | Third Supplemental Indenture, dated August 3, 2021, between Kimco Realty Corporation, Weingarten Realty Investors and The Bank of New York Mellon Trust Company, N.A. (successor to J.P. Morgan Trust Company, National Association, successor to Texas Commerce Bank National Association) | 10-K | 1-10899 | 02/24/23 | 4.16 | | |

| Exhibit Number | Exhibit Description | Incorporated by Reference Form | File No. | Date of Filing | Exhibit Number | Filed/ Furnished Herewith | Page Number |
|---|---|---|---|---|---|---|---|
| 4.17 | Fourth Supplemental Indenture, dated January 3, 2023, between Kimco Realty Corporation (successor in interest to Weingarten Realty Investors) and The Bank of New York Mellon Trust Company, N.A. (successor to J.P. Morgan Trust Company, National Association, successor to Texas Commerce Bank National Association) | 8-K12B | 1-10899 | 01/03/23 | 4.2 | | |
| 4.18 | Form of Deposit Agreement, dated as of January 2, 2024, between Kimco Realty Corporation and Equiniti Trust Company, LLC, and the holders from time to time of the Depositary Receipts described therein, dated as of January 2, 2024 | 8-K | 1-10899 | 01/03/24 | 4.1 | | |
| 4.19 | Form of Global Note for 4.850% Notes due 2035, including the form of Notation of Guarantee | 8-K | 1-10899 | 09/17/24 | 4.1 | | |
| 10.1 | Amended and Restated Stock Option Plan | 10-K | 1-10899 | 03/28/95 | 10.3 | | |
| 10.2 | Second Amended and Restated 1998 Equity Participation Plan of Kimco Realty Corporation (restated February 25, 2009) | 10-K | 1-10899 | 02/27/09 | 10.9 | | |
| 10.3 | Kimco Realty Corporation Executive Severance Plan, dated March 15, 2010 | 8-K | 1-10899 | 03/19/10 | 10.5 | | |
| 10.4 | Restated Kimco Realty Corporation 2010 Equity Participation Plan | 10-K | 1-10899 | 02/27/17 | 10.6 | | |
| 10.5 | Amendment No. 1 to the Kimco Realty Corporation 2010 Equity Participation Plan | 10-K | 1-10899 | 02/23/18 | 10.7 | | |
| 10.6 | Amendment No. 2 to the Kimco Realty Corporation 2010 Equity Participation Plan | 8-K12B | 1-10899 | 01/03/23 | 10.7 | | |
| 10.7 | Form of Performance Share Award Grant Notice and Performance Share Award Agreement | 8-K | 1-10899 | 03/19/10 | 10.8 | | |
| 10.8 | First Amendment to the Kimco Realty Corporation Executive Severance Plan, dated March 20, 2012 | 10-Q | 1-10899 | 05/10/12 | 10.3 | | |
| 10.9 | Amended and Restated Credit Agreement, dated as of February 27, 2020, among Kimco Realty Corporation, the subsidiaries of Kimco from time to time parties thereto, the several banks, financial institutions and other entities from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent for the Lenders thereunder | 8-K | 1-10899 | 03/02/20 | 10.1 | | |
| 10.10 | Kimco Realty Corporation 2020 Equity Participation Plan | DEF 14A | 1-10899 | 03/18/20 | Annex B | | |
| 10.11 | Kimco Realty Corporation Amended and Restated 2020 Equity Participation Plan | 8-K12B | 1-10899 | 01/03/23 | 10.8 | | |
| 10.12 | Kimco Realty Corporation Second Amended and Restated 2020 Equity Participation Plan | 10-K | 1-10899 | 02/26/24 | 10.12 | | |
| 10.13 | Form of LTIP Unit Award Agreement (Time-Based) | 10-K | 1-10899 | 02/26/24 | 10.13 | | |
| 10.14 | Form of LTIP Unit Award Agreement (Performance-Based) | 10-K | 1-10899 | 02/26/24 | 10.14 | | |
| 10.15 | Credit Agreement, dated April 1, 2020, among Kimco Realty Corporation and each of the parties named therein | 10-Q | 1-10899 | 08/07/20 | 10.1 | | |
| 10.16 | Amendment No.1 to Credit Agreement, dated April 20, 2020, among Kimco Realty Corporation and each of the parties named therein | 10-Q | 1-10899 | 08/07/20 | 10.2 | | |

| Exhibit Number | Exhibit Description | Incorporated by Reference Form | File No. | Date of Filing | Exhibit Number | Filed/ Furnished Herewith | Page Number |
|---|---|---|---|---|---|---|---|
| 10.17 | Amendment No.2 to Credit Agreement, dated April 24, 2020, among Kimco Realty Corporation and each of the parties named therein | 10-Q | 1-10899 | 08/07/20 | 10.3 | | |
| 10.18 | Amendment No. 3 to Amended and Restated Credit Agreement, dated as of January 3, 2023, by and among Kimco Realty OP, LLC, Kimco Realty Corporation, and JPMorgan Chase Bank, N.A., as administrative agent | 8-K12B | 1-10899 | 01/03/23 | 10.1 | | |
| 10.19 | Form of Kimco Realty Corporation 2020 Equity Participation Plan Performance Share Award Grant Notice and Performance Share Award Agreement | 10-Q | 1-10899 | 08/07/20 | 10.4 | | |
| 10.20 | Form of Kimco Realty Corporation 2020 Equity Participation Plan Restricted Stock Award Grant Notice and Restricted Stock Award Agreement. | 10-Q | 1-10899 | 08/07/20 | 10.5 | | |
| 10.21 | Parent Guarantee, dated as of January 1, 2023, by Kimco Realty Corporation | 8-K12B | 1-10899 | 01/03/23 | 10.2 | | |
| 10.22 | Form of Indemnification Agreement | 10-K | 1-10899 | 02/24/23 | 10.19 | | |
| 10.23 | Amended and Restated Credit Agreement, dated as of February 23, 2023, among Kimco Realty OP, LLC and each of the parties named therein | 10-K | 1-10899 | 02/24/23 | 10.20 | | |
| 10.24 | Seventh Amended and Restated Credit Agreement, dated as of January 2, 2024 among Kimco Realty OP, LLC (as successor by assumption to RPT Realty, L.P.), the several banks, financial institutions and other entities from time to time parties thereto, BMO Bank, N.A., as syndication agent, Truist Bank and Regions Bank, as documentation agents, J.P. Morgan Securities LLC, as sustainability structuring agent, and JPMorgan Chase Bank, N.A., as administrative agent | 8-K | 1-10899 | 01/03/24 | 10.1 | | |
| 10.25 | Parent Guarantee, dated as of January 2, 2024, made by Kimco Realty Corporation in favor of JPMorgan Chase Bank, N.A., as administrative agent | 8-K | 1-10899 | 01/03/24 | 10.2 | | |
| 10.26 | Term Loan Agreement, dated as of January 2, 2024 among Kimco Realty O.P., LLC, the several banks, financial institutions and other entities from time to time parties thereto, and TD Bank, N.A., as administrative agent | 8-K | 1-10899 | 01/03/24 | 10.3 | | |

| Exhibit Number | Exhibit Description | Incorporated by Reference Form | File No. | Date of Filing | Exhibit Number | Filed/ Furnished Herewith | Page Number |
|---|---|---|---|---|---|---|---|
| 10.27 | Parent Guarantee, dated as of January 2, 2024, made by Kimco Realty Corporation in favor of TD Bank, N.A., as administrative agent | 8-K | 1-10899 | 01/03/24 | 10.4 | | |
| 10.28 | Amendment No. 1 dated May 3, 2024, to Seventh Amended and Restated Credit Agreement, dated as of January 2, 2024, among Kimco Realty, OP LLC and JPMorgan Chase Bank N.A., as administrative agent for the lenders thereunder | 10-Q | 1-10899 | 08/02/24 | 10.1 | | |
| 10.29 | Amendment No. 1, dated May 3, 2024, to Amended and Restated Credit Agreement, dated as of February 23, 2023, among Kimco Realty OP, LLC and JPMorgan Chase Bank N.A., as administrative agent for the lenders thereunder | 10-Q | 1-10899 | 08/02/24 | 10.2 | | |
| 10.30 | Amendment No. 1, dated as of May 3, 2024, among Kimco OP, TD Bank, N.A., as administrative agent and the lenders party thereto, to the Term Loan Agreement, dated as of January 2, 2024, among Kimco OP, LLC, TD Bank, N.A., as administrative agent and the lenders party thereto | 10-Q | 1-10899 | 08/02/24 | 10.3 | | |
| 10.31 | Amendment No. 2, dated as of July 17, 2024, among Kimco OP, Toronto Dominion (Texas) LLC (successor to TD Bank, N.A.) as administrative agent and the lenders party thereto, to the Term Loan Agreement, dated as of January 2, 2024, among Kimco OP, TD Bank, N.A., as administrative agent and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's and Kimco OP's Current Report on Form 8-K filed on July 19, 2024) | 8-K | 1-10899 | 07/19/24 | 10.1 | | |
| 10.32 | Amendment No. 3, dated as of September 3, 2024, among Kimco OP, Toronto Dominion (Texas) LLC (successor to TD Bank, N.A.) as administrative agent and the lenders party thereto to the Term Loan Agreement, dated as of January 2, 2024, among Kimco OP, TD Bank, N.A., as administrative agent and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's and Kimco OP's Current Report on Form 8-K filed on September 5, 2024) | 8-K | 1-10899 | 09/05/24 | 10.1 | | |
| 19.1 | Insider Trading Policy | — | — | — | — | x | |
| 21.1 | Significant Subsidiaries of Kimco Realty Corporation and Kimco Realty OP, LLC | — | — | — | — | x | |
| 23.1 | Consent of PricewaterhouseCoopers LLP - Kimco Realty Corporation | — | — | — | — | * | |
| 23.2 | Consent of PricewaterhouseCoopers LLP - Kimco Realty OP, LLC | — | — | — | — | * | |
| 31.1 | Certification of the Chief Executive Officer of Kimco Realty Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | — | — | — | — | * | |
| 31.2 | Certification of the Chief Financial Officer of Kimco Realty Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | — | — | — | — | * | |

| Exhibit Number | Exhibit Description | Incorporated by Reference Form | File No. | Date of Filing | Exhibit Number | Filed/ Furnished Herewith | Page Number |
|---|---|---|---|---|---|---|---|
| 31.3 | Certification of the Chief Executive Officer of Kimco Realty OP, LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | — | — | — | — | * | |
| 31.4 | Certification of the Chief Financial Officer of Kimco Realty OP, LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | — | — | — | — | * | |
| 32.1 | Certification of the Chief Executive Officer of Kimco Realty Corporation, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | — | — | — | — | ** | |
| 32.2 | Certification of the Chief Financial Officer of Kimco Realty Corporation, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | — | — | — | — | ** | |
| 32.3 | Certification of the Chief Executive Officer of Kimco Realty OP, LLC, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | — | — | — | — | ** | |
| 32.4 | Certification of the Chief Financial Officer of Kimco Realty OP, LLC, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | — | — | — | — | ** | |
| 97.1 | Kimco Realty Corporation Policy for Recovery of Erroneously Awarded Compensation | 10-K | 1-10899 | 02/26/24 | 97.1 | | |
| 99.1 | Property Chart | — | — | — | — | * | |
| 101.INS | Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document | — | — | — | — | x | |
| 101.SCH | Inline XBRL Taxonomy Extension Schema | — | — | — | — | x | |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase | — | — | — | — | x | |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase | — | — | — | — | x | |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase | — | — | — | — | x | |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase | — | — | — | — | x | |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) | — | — | — | — | x | |

* Filed herewith

** Furnished herewith

x - Incorporated by reference to the corresponding Exhibit to the Company’s Annual Report on Form 10-K filed on February 21, 2025.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIMCO REALTY CORPORATION

By: /s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer

Dated:February 21, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Milton Cooper<br>Milton Cooper | Executive Chairman of the Board of Directors | February 21, 2025 |
| /s/ Conor C. Flynn<br>Conor C. Flynn | Chief Executive Officer and Director | February 21, 2025 |
| /s/ Ross Cooper<br>Ross Cooper | President -<br>Chief Investment Officer and Director | February 21, 2025 |
| /s/ Frank Lourenso<br>Frank Lourenso | Director | February 21, 2025 |
| /s/ Richard Saltzman<br>Richard Saltzman | Director | February 21, 2025 |
| /s/ Philip Coviello<br>Philip Coviello | Director | February 21, 2025 |
| /s/ Mary Hogan Preusse<br>Mary Hogan Preusse | Director | February 21, 2025 |
| /s/ Valerie Richardson<br>Valerie Richardson | Director | February 21, 2025 |
| /s/ Henry Moniz<br>Henry Moniz | Director | February 21, 2025 |
| /s/ Nancy Lashine<br>Nancy Lashine | Director | February 21, 2025 |
| /s/ Glenn G. Cohen<br>Glenn G. Cohen | Executive Vice President -<br>Chief Financial Officer | February 21, 2025 |
| /s/ Paul Westbrook<br>Paul Westbrook | Vice President -<br>Chief Accounting Officer | February 21, 2025 |

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIMCO REALTY OP, LLC
BY: KIMCO REALTY CORPORATION, managing member

BY: /s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer

Dated:February 21, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following directors and officers of Kimco Realty Corporation, the managing member of the registrant, and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Milton Cooper<br>Milton Cooper | Executive Chairman of the Board of Directors | February 21, 2025 |
| /s/ Conor C. Flynn<br>Conor C. Flynn | Chief Executive Officer and Director | February 21, 2025 |
| /s/ Ross Cooper<br>Ross Cooper | President -<br>Chief Investment Officer and Director | February 21, 2025 |
| /s/ Frank Lourenso<br>Frank Lourenso | Director | February 21, 2025 |
| /s/ Richard Saltzman<br>Richard Saltzman | Director | February 21, 2025 |
| /s/ Philip Coviello<br>Philip Coviello | Director | February 21, 2025 |
| /s/ Mary Hogan Preusse<br>Mary Hogan Preusse | Director | February 21, 2025 |
| /s/ Valerie Richardson<br>Valerie Richardson | Director | February 21, 2025 |
| /s/ Henry Moniz<br>Henry Moniz | Director | February 21, 2025 |
| /s/ Nancy Lashine<br>Nancy Lashine | Director | February 21, 2025 |
| /s/ Glenn G. Cohen<br>Glenn G. Cohen | Executive Vice President -<br>Chief Financial Officer | February 21, 2025 |
| /s/ Paul Westbrook<br>Paul Westbrook | Vice President -<br>Chief Accounting Officer | February 21, 2025 |

ANNUAL REPORT ON FORM 10-K

ITEM 8, ITEM 15 (a) (1) and (2)

INDEX TO FINANCIAL STATEMENTS

AND

FINANCIAL STATEMENT SCHEDULES

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Kimco Realty Corporation

### *Opinions on the Financial Statements and Internal Control over Financial Reporting*

We have audited the consolidated financial statements, including the related notes and financial statement schedules, of Kimco Realty Corporation and its subsidiaries (the "Company") as listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

### *Basis for Opinions*

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

### *Definition and Limitations of Internal Control over Financial Reporting*

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

***Critical Audit Matters***

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Fair value estimate of net real estate assets acquired in the Merger with RPT Realty*

As described in Notes 1 and 2 to the consolidated financial statements, management completed the Merger with RPT Realty (RPT), under which RPT merged with and into the Company, with the Company continuing as the surviving public company. Management accounted for the RPT Merger as a business combination using the acquisition method of accounting. The total fair value estimate of the assets acquired and liabilities assumed in the RPT Merger was $1.4 billion, of which the fair value estimate of net real estate assets acquired, consisting of tangible real estate, in-place leases and above-market and below-market leases, amounted to $1.8 billion. The fair value estimate of tangible real estate assets acquired was determined by valuing the building as if it were vacant and using direct capitalization and discounted cash flow methods that employ significant assumptions such as normalized net operating income, stabilized net operating income, income growth rates, market lease rates, discount rates, terminal capitalization rates, planned capital expenditures, estimates of future cash flows, and other market data. The fair value of land is determined by using the sales comparison approach. In determining the fair value estimate of in-place leases, management considers current market conditions, market lease rates, costs to execute new or similar leases and carrying costs during the expected lease-up period from vacant to existing occupancy. The fair value estimate of above-market and below-market leases is estimated based on the difference between the contractual amounts, including fixed rate below-market lease renewal options, and management's estimate of the market lease rates and other lease provisions discounted over a period equal to the estimated remaining term of the lease using an appropriate discount rate.

The principal considerations for our determination that performing procedures relating to the fair value estimate of net real estate assets acquired in the RPT Merger is a critical audit matter are (i) the significant judgment by management when determining the fair value estimates of the net real estate assets acquired, (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to the market lease rates, discount rates, and terminal capitalization rates for tangible real estate estimates, and the market lease rates for the in-place leases estimates and above-market and below-market leases estimates (collectively the significant assumptions) and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over the determination of the fair value estimates of net real estate assets acquired in the RPT Merger and controls over the valuation methods employed and the significant assumptions used. These procedures also included, among others (i) reading the merger agreement, (ii) testing management's process for determining the net fair value estimates of real estate assets acquired, (iii) evaluating the appropriateness of management's valuation methods, (iv) testing the completeness, accuracy, relevancy and reliability of the underlying data used, and (v) evaluating the reasonableness of the significant assumptions used by management. Evaluating management's significant assumptions involved considering the consistency of the assumptions with current and past performance of the business, the consistency with external market and industry data and whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the significant assumptions.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 21, 2025

We have served as the Company's auditor since at least 1991.We have not been able to determine the specific year we began serving as auditor of the Company.

**Report of Independent Registered Public Accounting Firm**

To the Members of Kimco Realty OP, LLC

***Opinion on the Financial Statements***

We have audited the consolidated financial statements, including the related notes and financial statement schedules, of Kimco Realty OP, LLC and its subsidiaries (the "Kimco OP") as listed in the accompanying index (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Kimco OP as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

These consolidated financial statements are the responsibility of Kimco OP's management. Our responsibility is to express an opinion on Kimco OP's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kimco OP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Kimco OP is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of Kimco OP's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

***Critical Audit Matters***

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Fair value estimate of net real estate assets acquired in the Merger with RPT Realty*

As described in Notes 1 and 2 to the consolidated financial statements, management completed the Merger with RPT Realty (RPT), under which RPT merged with and into Kimco OP, with Kimco OP continuing as the surviving public company. Management accounted for the RPT Merger as a business combination using the acquisition method of accounting. The total fair value estimate of the assets acquired and liabilities assumed in the RPT Merger was $1.4 billion, of which the fair value estimate of net real estate assets acquired, consisting of tangible real estate, in-place leases and above-market and below-market leases, amounted to $1.8 billion. The fair value estimate of tangible real estate assets acquired was determined by valuing the building as if it were vacant and using direct capitalization and discounted cash flow methods that employ significant assumptions such as normalized net operating income, stabilized net operating income, income growth rates, market lease rates, discount rates, terminal capitalization rates, planned capital expenditures, estimates of future cash flows, and other market data. The fair value of land is determined by using the sales comparison approach. In determining the fair value estimate of in-place leases, management considers current market conditions, market lease rates, costs to execute new or similar leases and carrying costs during the expected lease-up period from vacant to existing occupancy. The fair value estimate of above-market and below-market leases is estimated based on the difference between the contractual amounts, including fixed rate below-market lease renewal options, and management's estimate of the market lease rates and other lease provisions discounted over a period equal to the estimated remaining term of the lease using an appropriate discount rate.

The principal considerations for our determination that performing procedures relating to the fair value estimate of net real estate assets acquired in the RPT Merger is a critical audit matter are (i) the significant judgment by management when determining the fair value

estimates of the net real estate assets acquired, (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to the market lease rates, discount rates, and terminal capitalization rates for tangible real estate estimates, and the market lease rates for the in-place leases estimates and above-market and below-market leases estimates (collectively the significant assumptions) and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over the determination of the fair value estimates of net real estate assets acquired in the RPT Merger and controls over the valuation methods employed and the significant assumptions used. These procedures also included, among others (i) reading the merger agreement, (ii) testing management's process for determining the fair value estimates of net real estate assets acquired, (iii) evaluating the appropriateness of management's valuation methods, (iv) testing the completeness, accuracy, relevancy and reliability of the underlying data used, and (v) evaluating the reasonableness of the significant assumptions used by management. Evaluating management's significant assumptions involved considering the consistency of the assumptions with current and past performance of the business, the consistency with external market and industry data and whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the significant assumptions.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 21, 2025

We have served as Kimco OP's or its predecessor's auditor since at least 1991. We have not been able to determine the specific year we began serving as auditor of the predecessor.

KIMCO REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Assets: | | |
| Real estate: | | |
| Land | $ 4,498,196 | $ 4,177,797 |
| Building and improvements | 16,672,376 | 14,759,997 |
| Real estate | 21,170,572 | 18,937,794 |
| Less: accumulated depreciation and amortization | (4,360,239) | (3,842,869) |
| Total real estate, net | 16,810,333 | 15,094,925 |
| | | |
| Investments in and advances to real estate joint ventures | 1,487,675 | 1,087,804 |
| Other investments | 107,347 | 144,089 |
| Cash, cash equivalents and restricted cash | 689,731 | 783,757 |
| Marketable securities | 2,290 | 330,057 |
| Accounts and notes receivable, net | 340,469 | 307,617 |
| Deferred charges and prepaid expenses | 167,041 | 155,567 |
| Operating lease right-of-use assets, net | 126,441 | 128,258 |
| Other assets | 578,569 | 241,948 |
| Total assets (1) | $ 20,309,896 | $ 18,274,022 |
| | | |
| Liabilities: | | |
| Notes payable, net | $ 7,964,738 | $ 7,262,851 |
| Mortgages payable, net | 496,438 | 353,945 |
| Accounts payable and accrued expenses | 281,867 | 216,237 |
| Dividends payable | 6,409 | 5,308 |
| Operating lease liabilities | 117,199 | 109,985 |
| Other liabilities | 597,456 | 599,961 |
| Total liabilities (2) | 9,464,107 | 8,548,287 |
| Redeemable noncontrolling interests | 47,877 | 72,277 |
| | | |
| Commitments and contingencies (Footnote 23) | | |
| | | |
| Stockholders' equity: | | |
| Preferred stock, $1.00 par value, authorized 7,054,000 shares; Issued and outstanding (in series) 20,806 and 19,367 shares, respectively; Aggregate liquidation preference $556,113 and $484,179, respectively | 21 | 19 |
| Common stock, $.01 par value, authorized 1,500,000,000 and 750,000,000 shares, respectively; Issued and outstanding 679,493,522 and 619,871,237 shares, respectively | 6,795 | 6,199 |
| Paid-in capital | 11,033,485 | 9,638,494 |
| Cumulative distributions in excess of net income | (398,792) | (122,576) |
| Accumulated other comprehensive income | 11,038 | 3,329 |
| Total stockholders' equity | 10,652,547 | 9,525,465 |
| Noncontrolling interests | 145,365 | 127,993 |
| Total equity | 10,797,912 | 9,653,458 |
| Total liabilities and equity | $ 20,309,896 | $ 18,274,022 |

(1) Includes restricted assets of consolidated variable interest entities ("VIEs") at December 31, 2024 and 2023 of $334,859 and $388,626, respectively. See Footnote 17 of the Notes to Consolidated Financial Statements.
(2) Includes non-recourse liabilities of consolidated VIEs at December 31, 2024 and 2023 of $161,577 and $180,855, respectively. See Footnote 17 of the Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

| | Year Ended December 31, 2024 | 2023 | 2022 |
|---|---|---|---|
| Revenues | | | |
| Revenues from rental properties, net | $ 2,019,065 | $ 1,767,057 | $ 1,710,848 |
| Management and other fee income | 17,949 | 16,343 | 16,836 |
| Total revenues | 2,037,014 | 1,783,400 | 1,727,684 |
| | | | |
| Operating expenses | | | |
| Rent | (16,837) | (15,997) | (15,811) |
| Real estate taxes | (261,700) | (231,578) | (224,729) |
| Operating and maintenance | (359,116) | (309,143) | (290,367) |
| General and administrative | (138,140) | (136,807) | (119,534) |
| Impairment charges | (4,476) | (14,043) | (21,958) |
| Merger charges | (25,246) | (4,766) | - |
| Depreciation and amortization | (603,685) | (507,265) | (505,000) |
| Total operating expenses | (1,409,200) | (1,219,599) | (1,177,399) |
| | | | |
| Gain on sale of properties | 1,274 | 74,976 | 15,179 |
| | | | |
| Operating income | 629,088 | 638,777 | 565,464 |
| | | | |
| Other income/(expense) | | | |
| Special dividend income | - | 194,116 | - |
| Other income, net | 57,605 | 39,960 | 28,829 |
| (Loss)/gain on marketable securities, net | (27,679) | 21,262 | (315,508) |
| Interest expense | (307,806) | (250,201) | (226,823) |
| Early extinguishment of debt charges | - | - | (7,658) |
| | | | |
| Income before income taxes, net, equity in income of joint ventures, net, and equity in income from other investments, net | 351,208 | 643,914 | 44,304 |
| | | | |
| Provision for income taxes, net | (25,417) | (60,952) | (56,654) |
| Equity in income of joint ventures, net | 83,827 | 72,278 | 109,481 |
| Equity in income of other investments, net | 9,821 | 10,709 | 17,403 |
| | | | |
| Net income | 419,439 | 665,949 | 114,534 |
| | | | |
| Net (income)/loss attributable to noncontrolling interests | (8,654) | (11,676) | 11,442 |
| | | | |
| Net income attributable to the Company | 410,785 | 654,273 | 125,976 |
| | | | |
| Preferred stock redemption charges | (3,304) | - | - |
| Preferred dividends, net | (31,763) | (25,021) | (25,218) |
| | | | |
| Net income available to the Company's common shareholders | $ 375,718 | $ 629,252 | $ 100,758 |
| | | | |
| Per common share: | | | |
| Net income available to the Company's common shareholders: | | | |
| -Basic | $ 0.55 | $ 1.02 | $ 0.16 |
| -Diluted | $ 0.55 | $ 1.02 | $ 0.16 |
| | | | |
| Weighted average shares: | | | |
| -Basic | 671,561 | 616,947 | 615,528 |
| -Diluted | 672,136 | 618,199 | 617,858 |

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| Net income | $ 419,439 | $ 665,949 | $ 114,534 |
| Other comprehensive income: | | | |
| Change in unrealized gains related to defined benefit plan | - | (10,581) | 8,365 |
| Unrealized gains on cash flow hedges for interest payments, net | 7,239 | - | - |
| Equity in unrealized gains on cash flow hedges for interest payments of unconsolidated investee, net | 470 | 3,329 | - |
| Other comprehensive income/(loss) | 7,709 | (7,252) | 8,365 |
| Comprehensive income | 427,148 | 658,697 | 122,899 |
| Comprehensive (income)/loss attributable to noncontrolling interests | (8,654) | (11,676) | 11,442 |
| Comprehensive income attributable to the Company | $ 418,494 | $ 647,021 | $ 134,341 |

The accompanying notes are an integral part of these consolidated financial statements.

# KIMCO REALTY CORPORATION AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
### For the Years Ended December 31, 2024, 2023 and 2022
### (in thousands)

| | Preferred Stock | | Common Stock | | Paid-in | (Cumulative Distributions in Excess of Net Income)/ | Accumulated Other Comprehensive | Total Stockholders' | Noncontrolling | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| | Issued | Amount | Issued | Amount | Capital | Retained Earnings | Income | Equity | Interests | Equity |
| Balance at January 1, 2022 | 20 | $ 20 | 616,659 | $ 6,167 | $ 9,591,871 | $ 299,115 | $ 2,216 | $ 9,899,389 | $ 210,793 | $ 10,110,182 |
| Contributions from noncontrolling interest | - | - | - | - | - | - | - | - | 891 | 891 |
| Net income/(loss) | - | - | - | - | - | 125,976 | - | 125,976 | (11,442) | 114,534 |
| Other comprehensive income: | | | | | | | | | | |
| Change in unrealized gains related to defined benefit plan | - | - | - | - | - | - | 8,365 | 8,365 | - | 8,365 |
| Redeemable noncontrolling interests income | - | - | - | - | - | - | - | - | (1,770) | (1,770) |
| Dividends declared to preferred shares | | | | | | (25,286) | | (25,286) | | (25,286) |
| Dividends declared to common shares | - | - | - | - | - | (519,417) | - | (519,417) | - | (519,417) |
| Repurchase of preferred stock | (1) | (1) | - | - | (3,505) | 64 | - | (3,442) | - | (3,442) |
| Distributions to noncontrolling interests | - | - | - | - | - | - | - | - | (65,232) | (65,232) |
| Issuance of common stock, net of issuance costs | - | - | 2,162 | 22 | 11,259 | - | - | 11,281 | - | 11,281 |
| Surrender of restricted common stock | - | - | (616) | (6) | (13,784) | - | - | (13,790) | - | (13,790) |
| Exercise of common stock options | - | - | 206 | 1 | 4,231 | - | - | 4,232 | - | 4,232 |
| Amortization of equity awards | - | - | - | - | 26,602 | - | - | 26,602 | - | 26,602 |
| Redemption/conversion of noncontrolling interests | - | - | 73 | 1 | 1,597 | - | - | 1,598 | (1,839) | (241) |
| Balance at December 31, 2022 | 19 | 19 | 618,484 | 6,185 | 9,618,271 | (119,548) | 10,581 | 9,515,508 | 131,401 | 9,646,909 |
| Contributions from noncontrolling interests | - | - | - | - | - | - | - | - | 13 | 13 |
| Net income | - | - | - | - | - | 654,273 | - | 654,273 | 11,676 | 665,949 |
| Other comprehensive income: | | | | | | | | | | |
| Change in unrealized gains related to defined benefit plan | - | - | - | - | - | - | (10,581) | (10,581) | - | (10,581) |
| Equity in unrealized gains on cash flow hedges for interest payments of unconsolidated investee, net | - | - | - | - | - | - | 3,329 | 3,329 | - | 3,329 |
| Redeemable noncontrolling interests income | - | - | - | - | - | - | - | - | (5,820) | (5,820) |
| Dividends declared to preferred shares | - | - | - | - | - | (25,021) | - | (25,021) | - | (25,021) |
| Dividends declared to common shares | - | - | - | - | - | (632,280) | - | (632,280) | - | (632,280) |
| Repurchase of preferred stock | - | - | - | - | (1,631) | - | - | (1,631) | - | (1,631) |
| Distributions to noncontrolling interests | - | - | - | - | - | - | - | - | (5,614) | (5,614) |
| Issuance of common stock | - | - | 1,988 | 20 | (20) | - | - | - | - | - |
| Surrender of restricted common stock | - | - | (774) | (8) | (16,319) | - | - | (16,327) | - | (16,327) |
| Exercise of common stock options | - | - | 173 | 2 | 3,725 | - | - | 3,727 | - | 3,727 |
| Amortization of equity awards | - | - | - | - | 33,088 | - | - | 33,088 | - | 33,088 |
| Redemption/conversion of noncontrolling interests | - | - | - | - | (112) | - | - | (112) | (3,663) | (3,775) |
| Adjustment of redeemable noncontrolling interests to estimated fair value | - | - | - | - | 1,492 | - | - | 1,492 | - | 1,492 |
| Balance at December 31, 2023 | 19 | 19 | 619,871 | 6,199 | 9,638,494 | (122,576) | 3,329 | 9,525,465 | 127,993 | 9,653,458 |

KIMCO REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)
For the Years Ended December 31, 2024, 2023 and 2022
(in thousands)

| | Preferred Stock | | Common Stock | | Paid-in | (Cumulative Distributions in Excess of Net Income)/ | Accumulated Other Comprehensive | Total Stockholders' | Noncontrolling | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| | Issued | Amount | Issued | Amount | Capital | Retained Earnings | Income | Equity | Interests | Equity |
| Contributions from noncontrolling interests | - | - | - | - | - | - | - | - | 399 | 399 |
| Net income | - | - | - | - | - | 410,785 | - | 410,785 | 8,654 | 419,439 |
| Other comprehensive income: | | | | | | | | | | |
| Unrealized gains on cash flow hedges for interest payments, net | - | - | - | - | - | - | 7,239 | 7,239 | - | 7,239 |
| Equity in unrealized gains on cash flow hedges for interest payments of unconsolidated investee, net | - | - | - | - | - | - | 470 | 470 | - | 470 |
| Redeemable noncontrolling interests income | - | - | - | - | - | - | - | - | (4,182 ) | (4,182 ) |
| Dividends declared to preferred shares | - | - | - | - | - | (31,782 ) | - | (31,782 ) | - | (31,782 ) |
| Dividends declared to common shares | - | - | - | - | - | (655,219 ) | - | (655,219 ) | - | (655,219 ) |
| Repurchase of preferred stock | - | - | - | - | (26,719 ) | - | - | (26,719 ) | - | (26,719 ) |
| Distributions to noncontrolling interests | - | - | - | - | - | - | - | - | (5,674 ) | (5,674 ) |
| Issuance of preferred stock for merger (1) | 2 | 2 | - | - | 105,605 | - | - | 105,607 | - | 105,607 |
| Issuance of common stock for merger (1) | - | - | 53,034 | 530 | 1,166,234 | - | - | 1,166,764 | - | 1,166,764 |
| Issuance of common stock, net | - | - | 7,404 | 74 | 135,721 | - | - | 135,795 | - | 135,795 |
| Noncontrolling interests assumed from the merger (1) | - | - | - | - | - | - | - | - | 20,975 | 20,975 |
| Surrender of restricted common stock | - | - | (815 ) | (8 ) | (15,877 ) | - | - | (15,885 ) | - | (15,885 ) |
| Amortization of equity awards | - | - | - | - | 33,247 | - | - | 33,247 | 1,690 | 34,937 |
| Redemption/conversion of noncontrolling interests | - | - | - | - | (178 ) | - | - | (178 ) | (4,490 ) | (4,668 ) |
| Adjustment of redeemable noncontrolling interests to estimated fair value | - | - | - | - | (3,042 ) | - | - | (3,042 ) | - | (3,042 ) |
| Balance at December 31, 2024 | 21 | $ 21 | 679,494 | $ 6,795 | $ 11,033,485 | $ (398,792 ) | $ 11,038 | $ 10,652,547 | $ 145,365 | $ 10,797,912 |

(1) See Footnotes 1 and 2 of the Notes to Consolidated Financial Statements for further details.

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

| | Year Ended December 31, 2024 | 2023 | 2022 |
|---|---|---|---|
| Cash flow from operating activities: | | | |
| Net income | $ 419,439 | $ 665,949 | $ 114,534 |
| Adjustments to reconcile net income to net cash flow provided by operating activities: | | | |
| Depreciation and amortization | 603,685 | 507,265 | 505,000 |
| Impairment charges | 4,476 | 14,043 | 21,958 |
| Straight-line rental income adjustments, net | (23,171 ) | (22,517 ) | (33,794 ) |
| Amortization of above-market and below-market leases, net | (25,205 ) | (17,253 ) | (13,591 ) |
| Amortization of deferred financing costs and fair value debt adjustments, net | (762 ) | (9,196 ) | (28,631 ) |
| Early extinguishment of debt charges | - | - | 7,658 |
| Equity award expense | 34,900 | 33,054 | 26,639 |
| Gain on sale of properties | (1,274 ) | (74,976 ) | (15,179 ) |
| Loss/(gain) on marketable securities, net | 27,679 | (21,262 ) | 315,508 |
| Change in fair value of embedded derivative liability | (129 ) | (734 ) | - |
| Equity in income of joint ventures, net | (83,827 ) | (72,278 ) | (109,481 ) |
| Equity in income from other investments, net | (9,821 ) | (10,709 ) | (17,403 ) |
| Distributions from joint ventures and other investments | 97,723 | 75,827 | 83,553 |
| Change in accounts and notes receivable, net | 5,993 | 18,453 | (9,104 ) |
| Change in accounts payable and accrued expenses | (21,742 ) | 5,826 | 37,655 |
| Change in other operating assets and liabilities, net | (22,343 ) | (19,885 ) | (24,208 ) |
| Net cash flow provided by operating activities | 1,005,621 | 1,071,607 | 861,114 |
| | | | |
| Cash flow from investing activities: | | | |
| Acquisition of operating real estate and other related net assets | (152,943 ) | (277,308 ) | (300,772 ) |
| Improvements to operating real estate | (324,465 ) | (264,395 ) | (193,710 ) |
| Acquisition of RPT Realty | (149,103 ) | - | - |
| Investment in marketable securities | (1,375 ) | (3,614 ) | (4,003 ) |
| Proceeds from sale of marketable securities | 301,463 | 292,552 | 302,504 |
| Investment in cost method investments | (79 ) | (1,569 ) | (4,524 ) |
| Investments in and advances to real estate joint ventures | (4,055 ) | (24,494 ) | (87,301 ) |
| Reimbursements of investments in and advances to real estate joint ventures | 26,974 | 13,738 | 37,571 |
| Investments in and advances to other investments | (8,012 ) | (18,442 ) | (17,432 ) |
| Reimbursements of investments in and advances to other investments | 2,946 | 282 | 30,855 |
| Investment in mortgage and other financing receivables | (202,483 ) | (18,519 ) | (75,063 ) |
| Collection of mortgage and other financing receivables | 108,399 | 133 | 60,306 |
| Proceeds from sale of properties | 71,280 | 160,064 | 184,294 |
| Proceeds from insurance casualty claims | 7,558 | - | - |
| Principal payments from securities held-to-maturity | 5,354 | 4,589 | 4,058 |
| Net cash flow used for investing activities | (318,541 ) | (136,983 ) | (63,217 ) |
| | | | |
| Cash flow from financing activities: | | | |
| Principal payments on debt, excluding normal amortization of rental property debt | (11,774 ) | (49,460 ) | (157,928 ) |
| Principal payments on rental property debt | (10,327 ) | (11,308 ) | (9,808 ) |
| Proceeds from mortgage loan financings | - | - | 19,000 |
| Proceeds from issuance of unsecured term loans | 860,000 | - | - |
| Proceeds from issuance of unsecured notes | 500,000 | 500,000 | 1,250,000 |
| Repayments of unsecured term loans | (310,000 ) | - | - |
| Repayments of unsecured notes | (1,157,700 ) | - | (1,449,060 ) |
| Financing origination costs | (8,884 ) | (12,481 ) | (20,326 ) |
| Payment of early extinguishment of debt charges | - | - | (6,955 ) |
| Contributions from noncontrolling interests | 274 | 13 | 891 |
| Redemption/distribution of noncontrolling interests | (52,887 ) | (58,417 ) | (67,453 ) |
| Dividends paid | (685,899 ) | (657,460 ) | (544,740 ) |
| Proceeds from issuance of stock, net | 135,796 | 3,727 | 15,513 |
| Repurchase of preferred stock | (26,719 ) | (1,491 ) | (3,441 ) |
| Shares repurchased for employee tax withholding on equity awards | (15,849 ) | (16,293 ) | (13,679 ) |
| Principal payments under finance lease obligations | (265 ) | - | - |
| Change in tenants' security deposits | 3,128 | 2,474 | 5,255 |
| Net cash flow used for financing activities | (781,106 ) | (300,696 ) | (982,731 ) |
| | | | |
| Net change in cash, cash equivalents and restricted cash | (94,026 ) | 633,928 | (184,834 ) |
| Cash, cash equivalents and restricted cash, beginning of year | 783,757 | 149,829 | 334,663 |
| Cash, cash equivalents and restricted cash, end of year | $ 689,731 | $ 783,757 | $ 149,829 |
| | | | |
| Interest paid during the year including payment of early extinguishment of debt charges of $0, $0 and $6,955, respectively (net of capitalized interest of $2,218, $2,313 and $668, respectively) | $ 301,239 | $ 250,432 | $ 257,979 |
| Income taxes paid during the year, net of refunds | $ 60,936 | $ 65,267 | $ 11,869 |

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY OP, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except unit data)

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Assets: | | |
| Real estate: | | |
| Land | $ 4,498,196 | $ 4,177,797 |
| Building and improvements | 16,672,376 | 14,759,997 |
| Real estate | 21,170,572 | 18,937,794 |
| Less: accumulated depreciation and amortization | (4,360,239) | (3,842,869) |
| Total real estate, net | 16,810,333 | 15,094,925 |
| | | |
| Investments in and advances to real estate joint ventures | 1,487,675 | 1,087,804 |
| Other investments | 107,347 | 144,089 |
| Cash, cash equivalents and restricted cash | 689,731 | 783,757 |
| Marketable securities | 2,290 | 330,057 |
| Accounts and notes receivable, net | 340,469 | 307,617 |
| Deferred charges and prepaid expenses | 167,041 | 155,567 |
| Operating lease right-of-use assets, net | 126,441 | 128,258 |
| Other assets | 578,569 | 241,948 |
| Total assets (1) | $ 20,309,896 | $ 18,274,022 |
| | | |
| Liabilities: | | |
| Notes payable, net | $ 7,964,738 | $ 7,262,851 |
| Mortgages payable, net | 496,438 | 353,945 |
| Accounts payable and accrued expenses | 281,867 | 216,237 |
| Dividends payable | 6,409 | 5,308 |
| Operating lease liabilities | 117,199 | 109,985 |
| Other liabilities | 597,456 | 599,961 |
| Total liabilities (2) | 9,464,107 | 8,548,287 |
| Redeemable noncontrolling interests | 47,877 | 72,277 |
| | | |
| Commitments and Contingencies (Footnote 23) | | |
| | | |
| Members' capital: | | |
| Preferred units; 20,806 and 19,367 units outstanding, respectively | 549,588 | 467,396 |
| General member; 679,493,522 and 619,871,237 common units outstanding, respectively | 10,091,921 | 9,054,740 |
| Limited members; 1,073,942 common units outstanding at December 31, 2024 | 22,276 | - |
| Accumulated other comprehensive income | 11,038 | 3,329 |
| Total members' capital | 10,674,823 | 9,525,465 |
| Noncontrolling interests | 123,089 | 127,993 |
| Total capital | 10,797,912 | 9,653,458 |
| Total liabilities and capital | $ 20,309,896 | $ 18,274,022 |

(1) Includes restricted assets of consolidated variable interest entities ("VIEs") at December 31, 2024 and 2023 of $334,859 and $388,626, respectively. See Footnote 17 of the Notes to Consolidated Financial Statements.
(2) Includes non-recourse liabilities of consolidated VIEs at December 31, 2024 and 2023 of $161,577 and $180,855, respectively. See Footnote 17 of the Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY OP, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per unit data)

| | Year Ended December 31, 2024 | 2023 | 2022 |
|---|---|---|---|
| Revenues | | | |
| Revenues from rental properties, net | $ 2,019,065 | $ 1,767,057 | $ 1,710,848 |
| Management and other fee income | 17,949 | 16,343 | 16,836 |
| Total revenues | 2,037,014 | 1,783,400 | 1,727,684 |
| | | | |
| Operating expenses | | | |
| Rent | (16,837) | (15,997) | (15,811) |
| Real estate taxes | (261,700) | (231,578) | (224,729) |
| Operating and maintenance | (359,116) | (309,143) | (290,367) |
| General and administrative | (138,140) | (136,807) | (119,534) |
| Impairment charges | (4,476) | (14,043) | (21,958) |
| Merger charges | (25,246) | (4,766) | - |
| Depreciation and amortization | (603,685) | (507,265) | (505,000) |
| Total operating expenses | (1,409,200) | (1,219,599) | (1,177,399) |
| | | | |
| Gain on sale of properties | 1,274 | 74,976 | 15,179 |
| | | | |
| Operating income | 629,088 | 638,777 | 565,464 |
| | | | |
| Other income/(expense) | | | |
| Special dividend income | - | 194,116 | - |
| Other income, net | 57,605 | 39,960 | 28,829 |
| (Loss)/gain on marketable securities, net | (27,679) | 21,262 | (315,508) |
| Interest expense | (307,806) | (250,201) | (226,823) |
| Early extinguishment of debt charges | - | - | (7,658) |
| Income before income taxes, net, equity in income of joint ventures, net, and equity in income from other investments, net | 351,208 | 643,914 | 44,304 |
| | | | |
| Provision for income taxes, net | (25,417) | (60,952) | (56,654) |
| Equity in income of joint ventures, net | 83,827 | 72,278 | 109,481 |
| Equity in income of other investments, net | 9,821 | 10,709 | 17,403 |
| | | | |
| Net income | 419,439 | 665,949 | 114,534 |
| | | | |
| Net (income)/loss attributable to noncontrolling interests | (7,999) | (11,676) | 11,442 |
| | | | |
| Net income attributable to the Company | 411,440 | 654,273 | 125,976 |
| | | | |
| Preferred unit redemption charges | (3,304) | - | - |
| Preferred distributions, net | (31,763) | (25,021) | (25,218) |
| | | | |
| Net income available to the Company's common unitholders | $ 376,373 | $ 629,252 | $ 100,758 |
| | | | |
| Per common unit: | | | |
| Net income available to the Company's common unitholders: | | | |
| -Basic | $ 0.55 | $ 1.02 | $ 0.16 |
| -Diluted | $ 0.55 | $ 1.02 | $ 0.16 |
| | | | |
| Weighted average units: | | | |
| -Basic | 672,512 | 616,947 | 615,528 |
| -Diluted | 673,086 | 618,199 | 617,858 |

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY OP, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| Net income | $ 419,439 | $ 665,949 | $ 114,534 |
| Other comprehensive income: | | | |
| Change in unrealized gains related to defined benefit plan | - | (10,581) | 8,365 |
| Unrealized gains on cash flow hedges for interest payments, net | 7,239 | - | - |
| Equity in unrealized gains on cash flow hedges for interest payments of unconsolidated investee, net | 470 | 3,329 | - |
| Other comprehensive income/(loss) | 7,709 | (7,252) | 8,365 |
| Comprehensive income | 427,148 | 658,697 | 122,899 |
| Comprehensive (income)/loss attributable to noncontrolling interests | (7,999) | (11,676) | 11,442 |
| Comprehensive income attributable to Kimco OP | $ 419,149 | $ 647,021 | $ 134,341 |

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY OP, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL
For the Years Ended December 31, 2024, 2023 and 2022
(in thousands)

| | General Member | | | | Limited Members | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Preferred Units | | Common Units | | Common Units | | Accumulated Other Comprehensive Income | Total Members' Capital | Noncontrolling Interests | Total Capital |
| | Issued | Amount | Issued | Amount | Issued | Amount | | | | |
| Balance at January 1, 2022 | 20 | $ 472,533 | 616,659 | $ 9,424,640 | - | $ - | $ 2,216 | $ 9,899,389 | $ 210,793 | $ 10,110,182 |
| Contributions from noncontrolling interest | - | - | - | - | - | - | - | - | 891 | 891 |
| Net income/(loss) | - | 25,218 | - | 100,758 | - | - | - | 125,976 | (11,442 ) | 114,534 |
| Other comprehensive income: | | | | | | | | | | |
| Change in unrealized gains related to defined benefit plan | - | - | - | - | - | - | 8,365 | 8,365 | - | 8,365 |
| Redeemable noncontrolling interests income | - | - | - | - | - | - | - | - | (1,770 ) | (1,770 ) |
| Distributions declared to preferred unitholders | - | (25,218 ) | - | - | - | - | - | (25,218 ) | - | (25,218 ) |
| Distributions declared to common unitholders | - | - | - | (519,421 ) | - | - | - | (519,421 ) | - | (519,421 ) |
| Repurchase of preferred units | (1 ) | (3,506 ) | - | - | - | - | - | (3,506 ) | - | (3,506 ) |
| Distributions to noncontrolling interests | - | - | - | - | - | - | - | - | (65,232 ) | (65,232 ) |
| Issuance of common units as a result of common stock issued by Parent Company | - | - | 2,368 | 15,513 | - | - | - | 15,513 | - | 15,513 |
| Surrender of restricted common units | - | - | (616 ) | (13,790 ) | - | - | - | (13,790 ) | - | (13,790 ) |
| Amortization of equity awards | - | - | | 26,602 | - | - | - | 26,602 | - | 26,602 |
| Redemption/conversion of noncontrolling interests | - | - | 73 | 1,598 | - | - | - | 1,598 | (1,839 ) | (241 ) |
| Balance at December 31, 2022 | 19 | 469,027 | 618,484 | 9,035,900 | - | - | 10,581 | 9,515,508 | 131,401 | 9,646,909 |
| Contributions from noncontrolling interest | - | - | - | - | - | - | - | - | 13 | 13 |
| Net income | - | 25,021 | - | 629,252 | - | - | - | 654,273 | 11,676 | 665,949 |
| Other comprehensive income: | | | | | | | | | | |
| Change in unrealized gains related to defined benefit plan | - | - | - | - | - | - | (10,581 ) | (10,581 ) | - | (10,581 ) |
| Equity in unrealized gains on cash flow hedges for interest payments of unconsolidated investee, net | - | - | - | - | - | - | 3,329 | 3,329 | - | 3,329 |
| Redeemable noncontrolling interests income | - | - | - | - | - | - | - | - | (5,820 ) | (5,820 ) |
| Distributions declared to preferred unitholders | - | (25,021 ) | - | - | - | - | - | (25,021 ) | - | (25,021 ) |
| Distributions declared to common unitholders | - | - | - | (632,280 ) | - | - | - | (632,280 ) | - | (632,280 ) |
| Repurchase of preferred units | - | (1,631 ) | - | - | - | - | - | (1,631 ) | - | (1,631 ) |
| Distributions to noncontrolling interests | - | - | - | - | - | - | - | - | (5,614 ) | (5,614 ) |
| Issuance of common units as a result of common stock issued by Parent Company | - | - | 2,161 | 3,727 | - | - | - | 3,727 | - | 3,727 |
| Surrender of restricted common units | - | - | (774 ) | (16,327 ) | - | - | - | (16,327 ) | - | (16,327 ) |
| Amortization of equity awards | - | - | - | 33,088 | - | - | - | 33,088 | - | 33,088 |
| Redemption/conversion of noncontrolling interests | - | - | - | (112 ) | - | - | - | (112 ) | (3,663 ) | (3,775 ) |
| Adjustment of redeemable noncontrolling interests to estimated fair value | - | - | - | 1,492 | - | - | - | 1,492 | - | 1,492 |
| Balance at December 31, 2023 | 19 | 467,396 | 619,871 | 9,054,740 | - | - | 3,329 | 9,525,465 | 127,993 | 9,653,458 |

KIMCO REALTY OP, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL (continued)
For the Years Ended December 31, 2024, 2023 and 2022
(in thousands)

| | General Member | | | | Limited Members | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Preferred Units | | Common Units | | Common Units | | Accumulated Other Comprehensive Income | Total Members' Capital | Noncontrolling Interests | Total Capital |
| | Issued | Amount | Issued | Amount | Issued | Amount | | | | |
| Contributions from noncontrolling interest | - | - | - | - | - | - | - | - | 399 | 399 |
| Net income | - | 31,763 | - | 379,022 | - | 655 | - | 411,440 | 7,999 | 419,439 |
| Other comprehensive income: | | | | | | | | | | |
| Unrealized gains on cash flow hedges for interest payments, net | - | - | - | - | - | - | 7,239 | 7,239 | - | 7,239 |
| Equity in unrealized gains on cash flow hedges for interest payments of unconsolidated investee, net | - | - | - | - | - | - | 470 | 470 | - | 470 |
| Redeemable noncontrolling interests income | - | - | - | - | - | - | - | - | (4,182 ) | (4,182 ) |
| Distributions declared to preferred unitholders | - | (31,763 ) | - | - | - | - | - | (31,763 ) | - | (31,763 ) |
| Distributions declared to common unitholders | - | - | - | (655,238 ) | - | (1,041 ) | - | (656,279 ) | - | (656,279 ) |
| Repurchase of preferred units | - | (23,415 ) | - | (3,304 ) | - | - | - | (26,719 ) | - | (26,719 ) |
| Distributions to noncontrolling interests | - | - | - | - | - | - | - | - | (4,630 ) | (4,630 ) |
| Issuance of preferred units for merger (1) | 2 | 105,607 | - | - | - | - | - | 105,607 | - | 105,607 |
| Issuance of common units for merger (1) | - | - | 53,034 | 1,166,764 | 953 | 20,975 | - | 1,187,739 | - | 1,187,739 |
| Issuance of common units, net | - | - | 7,404 | 135,795 | 121 | - | - | 135,795 | - | 135,795 |
| Redemption of common units | - | - | - | - | - | (3 ) | - | (3 ) | - | (3 ) |
| Surrender of restricted common units | - | - | (815 ) | (15,885 ) | - | - | - | (15,885 ) | - | (15,885 ) |
| Amortization of equity awards | - | - | - | 33,247 | - | 1,690 | - | 34,937 | - | 34,937 |
| Redemption/conversion of noncontrolling interests | - | - | - | (178 ) | - | - | - | (178 ) | (4,490 ) | (4,668 ) |
| Adjustment of redeemable noncontrolling interests to estimated fair value | - | - | - | (3,042 ) | - | - | - | (3,042 ) | - | (3,042 ) |
| Balance at December 31, 2024 | 21 | $ 549,588 | 679,494 | $ 10,091,921 | 1,074 | $ 22,276 | $ 11,038 | $ 10,674,823 | $ 123,089 | $ 10,797,912 |

(1) See Footnotes 1 and 2 of the Notes to Consolidated Financial Statements for further details.

The accompanying notes are an integral part of these consolidated financial statements.

# KIMCO REALTY OP, LLC AND SUBSIDIARIES
# CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

| | Year Ended December 31, 2024 | 2023 | 2022 |
|---|---|---|---|
| Cash flow from operating activities: | | | |
| Net income | $ 419,439 | $ 665,949 | $ 114,534 |
| Adjustments to reconcile net income to net cash flow provided by operating activities: | | | |
| Depreciation and amortization | 603,685 | 507,265 | 505,000 |
| Impairment charges | 4,476 | 14,043 | 21,958 |
| Straight-line rental income adjustments, net | (23,171) | (22,517) | (33,794) |
| Amortization of above-market and below-market leases, net | (25,205) | (17,253) | (13,591) |
| Amortization of deferred financing costs and fair value debt adjustments, net | (762) | (9,196) | (28,631) |
| Early extinguishment of debt charges | - | - | 7,658 |
| Equity award expense | 34,900 | 33,054 | 26,639 |
| Gain on sale of properties | (1,274) | (74,976) | (15,179) |
| Loss/(gain) on marketable securities, net | 27,679 | (21,262) | 315,508 |
| Change in fair value of embedded derivative liability | (129) | (734) | - |
| Equity in income of joint ventures, net | (83,827) | (72,278) | (109,481) |
| Equity in income from other investments, net | (9,821) | (10,709) | (17,403) |
| Distributions from joint ventures and other investments | 97,723 | 75,827 | 83,553 |
| Change in accounts and notes receivable, net | 5,993 | 18,453 | (9,104) |
| Change in accounts payable and accrued expenses | (21,742) | 5,826 | 37,655 |
| Change in other operating assets and liabilities, net | (22,343) | (19,885) | (24,208) |
| Net cash flow provided by operating activities | 1,005,621 | 1,071,607 | 861,114 |
| | | | |
| Cash flow from investing activities: | | | |
| Acquisition of operating real estate and other related net assets | (152,943) | (277,308) | (300,772) |
| Improvements to operating real estate | (324,465) | (264,395) | (193,710) |
| Acquisition of RPT Realty | (149,103) | - | - |
| Investment in marketable securities | (1,375) | (3,614) | (4,003) |
| Proceeds from sale of marketable securities | 301,463 | 292,552 | 302,504 |
| Investment in cost method investments | (79) | (1,569) | (4,524) |
| Investments in and advances to real estate joint ventures | (4,055) | (24,494) | (87,301) |
| Reimbursements of investments in and advances to real estate joint ventures | 26,974 | 13,738 | 37,571 |
| Investments in and advances to other investments | (8,012) | (18,442) | (17,432) |
| Reimbursements of investments in and advances to other investments | 2,946 | 282 | 30,855 |
| Investment in mortgage and other financing receivables | (202,483) | (18,519) | (75,063) |
| Collection of mortgage and other financing receivables | 108,399 | 133 | 60,306 |
| Proceeds from sale of properties | 71,280 | 160,064 | 184,294 |
| Proceeds from insurance casualty claims | 7,558 | - | - |
| Principal payments from securities held-to-maturity | 5,354 | 4,589 | 4,058 |
| Net cash flow used for investing activities | (318,541) | (136,983) | (63,217) |
| | | | |
| Cash flow from financing activities: | | | |
| Principal payments on debt, excluding normal amortization of rental property debt | (11,774) | (49,460) | (157,928) |
| Principal payments on rental property debt | (10,327) | (11,308) | (9,808) |
| Proceeds from mortgage loan financings | - | - | 19,000 |
| Proceeds from issuance of unsecured term loans | 860,000 | - | - |
| Proceeds from issuance of unsecured notes | 500,000 | 500,000 | 1,250,000 |
| Repayments of unsecured term loans | (310,000) | - | - |
| Repayments of unsecured notes | (1,157,700) | - | (1,449,060) |
| Financing origination costs | (8,884) | (12,481) | (20,326) |
| Payment of early extinguishment of debt charges | - | - | (6,955) |
| Contributions from noncontrolling interests | 274 | 13 | 891 |
| Redemption/distribution of noncontrolling interests | (52,887) | (58,417) | (67,453) |
| Distributions paid | (685,899) | (657,460) | (544,740) |
| Proceeds from issuance of units, net | 135,796 | 3,727 | 15,513 |
| Repurchase of preferred units | (26,719) | (1,491) | (3,441) |
| Units repurchased for employee tax withholding on equity awards | (15,849) | (16,293) | (13,679) |
| Principal payments under finance lease obligations | (265) | - | - |
| Change in tenants' security deposits | 3,128 | 2,474 | 5,255 |
| Net cash flow used for financing activities | (781,106) | (300,696) | (982,731) |
| | | | |
| Net change in cash, cash equivalents and restricted cash | (94,026) | 633,928 | (184,834) |
| Cash, cash equivalents and restricted cash, beginning of year | 783,757 | 149,829 | 334,663 |
| Cash, cash equivalents and restricted cash, end of year | $ 689,731 | $ 783,757 | $ 149,829 |
| | | | |
| Interest paid during the year including payment of early extinguishment of debt charges of $0, $0 and $6,955, respectively (net of capitalized interest of $2,218, $2,313 and $668, respectively) | $ 301,239 | $ 250,432 | $ 257,979 |
| Income taxes paid during the year, net of refunds | $ 60,936 | $ 65,267 | $ 11,869 |

The accompanying notes are an integral part of these consolidated financial statements.

Amounts relating to the number of buildings, square footage, tenant and occupancy data, joint venture debt and average interest rates and terms on joint venture debt are unaudited.

1. Summary of Significant Accounting Policies:

Business and Organization

Kimco Realty Corporation and its subsidiaries (the "Parent Company") operates as a Real Estate Investment Trust ("REIT"), of which substantially all of the Parent Company's assets are held by, and substantially all of the Parent Company's operations are conducted through, Kimco Realty OP, LLC ("Kimco OP"), either directly or through its subsidiaries, as the Parent Company's operating company. The Parent Company is the managing member and exercises exclusive control over Kimco OP. As of December 31, 2024, the Parent Company owned 99.84% of the outstanding limited liability company interests (the "OP Units") in Kimco OP. The terms "Kimco", "the Company" and "our", each refer to the Parent Company and Kimco OP, collectively, unless the context indicates otherwise. In statements regarding qualification as a REIT, such terms refer solely to Kimco Realty Corporation.

The Company is the leading owner and operator of high-quality, open-air, grocery-anchored shopping centers and mixed-use properties in the United States. The Company's portfolio is primarily concentrated in the first-ring suburbs of the top major metropolitan markets, including those in high-barrier-to-entry coastal markets and rapidly expanding Sun Belt cities, with a tenant mix focused on essential, necessity-based goods and services that drive multiple shopping trips per week. The Company, its affiliates and related real estate joint ventures are engaged principally in the ownership, management, development and operation of open-air shopping centers, including mixed-use assets, which are anchored primarily by grocery stores, off-price retailers, discounters or service-oriented tenants. Additionally, the Company provides complementary services that capitalize on the Company's established retail real estate expertise. The Company's mission is to create destinations for everyday living that inspire a sense of community and deliver value to our many stakeholders. The Company evaluates performance on a property specific or transactional basis and does not distinguish its principal business or group its operations on a geographical basis for purposes of measuring performance. Accordingly, the Company believes it has a single reportable segment for disclosure purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). See Footnote 19 of the Notes to Consolidated Financial Statements for further discussion.

The Company elected status as a REIT for federal income tax purposes commencing with its taxable year which began January 1, 1992 and operates in a manner that enables the Company to maintain its status as a REIT. To qualify as a REIT, the Company must meet several organizational and operational requirements, and is required to annually distribute at least 90% of its net taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, the Company will be subject to federal income tax at regular corporate rates to the extent that it distributes less than 100% of its net taxable income, including any net capital gains. In January 2023, the Company consummated the Reorganization into an UPREIT structure. If, as the Company believes, it is organized and operates in such a manner so as to qualify and remain qualified as a REIT under the Code, the Company, generally will not be subject to U.S. federal income tax, provided that distributions to its stockholders equal at least the amount of its REIT taxable income, as defined in the Code. The Company maintains certain subsidiaries that have made joint elections with the Company to be treated as taxable REIT subsidiaries ("TRSs"), that permit the Company to engage through such TRSs in certain business activities that the REIT may not conduct directly. A TRS is subject to federal and state income taxes on its income, and the Company includes, when applicable, a provision for taxes in its consolidated financial statements. See Footnote 26 of the Notes to Consolidated Financial Statements for further discussion.

*RPT Merger*

On August 28, 2023, the Company and RPT Realty ("RPT") announced that they had entered into a definitive merger agreement (the "Merger Agreement") pursuant to which the Company would acquire RPT through a series of mergers (collectively, the "RPT Merger"). On January 2, 2024, RPT merged with and into the Company, with the Company continuing as the surviving public company. The RPT Merger had added 56 open-air shopping centers, 43 of which were wholly-owned and 13 of which were owned through a joint venture, comprising 13.3 million square feet of gross leasable area ("GLA"). In addition, as a result of the RPT Merger, the Company obtained RPT's 6% stake in a 49-property net lease joint venture.

Under the terms of the Merger Agreement, each RPT common share was converted into 0.6049 of a newly issued share of the Company’s common stock, together with cash in lieu of fractional shares, and each 7.25% Series D Cumulative Convertible Perpetual Preferred Share of RPT was converted into the right to receive one depositary share representing one one-thousandth of a share of the Company’s 7.25% Class N Cumulative Convertible Perpetual Preferred Stock, par value $1.00 per share (“Class N Preferred Stock”). During the year ended December 31, 2024 and 2023, the Company incurred expenses of $25.2 million and $4.8 million, respectively, associated with the RPT Merger, primarily comprised of severance, legal and professional fees. See Footnote 2 of the Notes to Consolidated Financial Statements for further details on the RPT Merger.

Basis of Presentation

This report combines the annual reports on Form 10-K for the annual period ended December 31, 2024, of the Parent Company and Kimco OP into this single report. The accompanying Consolidated Financial Statements include the accounts of the Parent Company and Kimco OP and their consolidated subsidiaries. The Reorganization resulted in a merger of entities under common control in accordance with GAAP. The Company's subsidiaries include subsidiaries which are wholly owned or which the Company has a controlling interest, including where the Company has been determined to be a primary beneficiary of a variable interest entity (“VIE”) in accordance with the consolidation guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). The Parent Company serves as the general member of Kimco OP. The limited members of Kimco OP have limited rights over Kimco OP and do not have the power to direct the activities that most significantly impact Kimco OP's economic performance. As such, Kimco OP is considered a VIE, and the Parent Company, which consolidates it, is the primary beneficiary. All inter-company balances and transactions have been eliminated in consolidation.

On January 2, 2024, the Parent Company, as managing member of Kimco OP, entered into an amended and restated limited liability company agreement of Kimco OP (the “Amended and Restated Limited Liability Company Agreement”), providing for, among other things, the creation of Class N Preferred Units of Kimco OP, having the preferences, rights and limitations set forth therein, and certain modifications to the provisions regarding long-term incentive plan units ("LTIP Units"), including provisions governing distribution and tax allocation requirements and the procedures for converting LTIP Units.

Use of Estimates

GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during a reporting period. The most significant assumptions and estimates relate to the valuation of real estate and related intangible assets and liabilities, equity method investments, other investments, including the assessment of impairments, as well as, depreciable lives, revenue recognition, and the collectability of trade accounts receivable. Application of these assumptions requires the exercise of judgment as to future uncertainties, and, as a result, actual results could differ from these estimates.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in its consolidated financial statements (see Footnotes 11 and 13 of the Notes to Consolidated Financial Statements).

Real Estate

Real estate assets are stated at cost, less accumulated depreciation and amortization. The Company periodically assesses the useful lives of its depreciable real estate assets, including those expected to be redeveloped in future periods, and accounts for any revisions prospectively. Expenditures for maintenance, repairs and demolition costs are charged to operations as incurred. Significant renovations and replacements, which improve or extend the life of the asset, are capitalized.

The Company evaluates each acquisition transaction to determine whether the acquired asset meets the definition of a business and therefore accounted for as a business combination or if the acquisition transaction should be accounted for as an asset acquisition. Under *Business Combinations (Topic 805)*, an acquisition does not qualify as a business when (i) substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets or (ii) the acquisition does not include a substantive process in the form of an acquired workforce or (iii) an acquired contract that cannot be replaced without significant cost, effort or delay. In accordance with ASC 805-10, Business Combinations, the Company accounted for the RPT Merger as a business combination using the acquisition method of accounting. See Footnote 2 of the Notes to Consolidated Financial Statements for further details on the RPT Merger.

Transaction costs related to acquisitions that qualify as asset acquisitions are capitalized as part of the cost basis of the acquired assets, while transaction costs for acquisitions that are deemed to be acquisitions of a business are expensed as incurred.

When substantially all of the fair value is not concentrated in a group of similar identifiable assets, the set of assets will generally be considered a business and the Company applies the acquisition method of accounting for business combinations, where all tangible and identifiable intangible assets acquired, and all liabilities assumed are recorded at fair value. In a business combination, the difference, if any, between the purchase price and the fair value of identifiable net assets acquired is either recorded as goodwill or as a bargain purchase gain.

In both a business combination and an asset acquisition, the Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets or liabilities based on their respective fair values. The fair value of any tangible real estate assets acquired is determined by valuing the building as if it were vacant, and the fair value is then allocated to buildings and improvements based on various valuation techniques and other information including, replacement cost, direct capitalization method, discounted cash flow method, sales comparison approach, similar fair value models, or executed purchase and sale agreements. The fair value of land is determined using the sales comparison approach. Fair value estimates determined using the direct capitalization and discounted cash flow methods employ significant assumptions such as normalized net operating income, stabilized net operating income, income growth rates, market lease rates, discount rates, terminal capitalization rates, planned capital expenditures, estimates of future cash flows, and other market data. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions. Tangible assets may include land, land improvements, buildings, building improvements and tenant improvements. Intangible assets may include the value of in-place leases, above and below-market leases and other identifiable assets or liabilities based on lease or property specific characteristics.

In allocating the purchase price to identified intangible assets and liabilities of acquired properties, the value of above-market and below-market leases is estimated based on the difference between the contractual amounts, including fixed rate below-market lease renewal options, and management’s estimate of the market lease rates and other lease provisions (e.g., expense recapture, base rental changes), discounted over a period equal to the estimated remaining term of the lease using an appropriate discount rate. The capitalized above-market or below-market intangible is amortized to rental income over the estimated remaining term of the respective leases, which includes the expected renewal option period for below-market leases. Mortgage debt discounts or premiums are amortized into interest expense over the remaining term of the related debt instrument.

In determining the value of in-place leases, management considers current market conditions, market lease rates, costs to execute new or similar leases and carrying costs during the expected lease-up period from vacant to existing occupancy. In estimating carrying costs, management includes real estate taxes, insurance, other operating expenses, estimates of lost rental revenue during the expected lease-up periods and estimating costs to execute new or similar leases includes leasing commissions, legal and other related costs based on current market demand. The value assigned to in-place leases and tenant relationships is amortized over the estimated remaining term of the leases. If a lease were to be terminated prior to its scheduled expiration, all unamortized costs relating to that lease would be written off.

The useful lives of amortizable intangible assets are evaluated each reporting period with any changes in estimated useful lives being accounted for over the revised remaining useful life.

Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets, as follows:

| | |
|---|---|
| Buildings and building improvements (in years) | 5 to 50 |
| Fixtures, leasehold and tenant improvements (including certain identified intangible assets) | Terms of leases or useful lives, whichever is shorter |

The difference between the fair value and the face value of debt assumed, if any, in connection with an acquisition is recorded as a premium or discount and is amortized on a straight-line basis, which approximates the effective interest method, over the terms of the related debt agreements. The fair value of debt is estimated based upon contractual future cash flows discounted using borrowing spreads and market interest rates that would have been available for debt with similar terms and maturities.

The Company's policy is to classify real estate assets as held-for-sale if the (i) asset is under contract, (ii) the buyer’s deposit is non-refundable, (iii) due diligence has expired and (iv) management believes it is probable that the disposition will occur within one year. When a real estate asset is identified by management as held-for-sale, the Company ceases depreciation of the asset and estimates the fair value. If the fair value of the asset, less cost to sell, is less than the net book value of the asset, an adjustment to

the carrying value would be recorded to reflect the estimated fair value of the property, and the asset is included within Other assets on the Company's Consolidated Balance Sheets.

On a continuous basis, management assesses whether there are any indicators, including property operating performance, changes in anticipated holding period and general market conditions, that the value of the real estate properties (including any related amortizable intangible assets or liabilities) may be impaired. A property value is considered impaired only if management's estimated fair value is less than the net carrying value of the property. The Company's estimated fair value is primarily based upon (i) estimated sales prices from signed contracts or letters of intent from third-party offers or (ii) discounted cash flow models of the property over its remaining hold period. An impairment is recognized on properties held for use when the expected undiscounted cash flows for a property are less than its carrying amount, at which time, the property is written-down to its estimated fair value. Estimated fair values which are based on discounted cash flow models include all estimated cash inflows and outflows over a specified holding period. Capitalization rates and discount rates utilized in these models are based upon unobservable rates that the Company believes to be within a reasonable range of current market rates. In addition, such cash flow models consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the carrying value of the property would be adjusted to an amount to reflect the estimated fair value of the property. The Company does not have access to the unobservable inputs used to determine the estimated fair values of third-party offers.

Investments in Unconsolidated Joint Ventures

The Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting as the Company exercises significant influence, but does not control, these entities. These investments are recorded initially at cost and are subsequently adjusted for cash contributions and distributions. Earnings for each investment are recognized in accordance with each respective investment agreement and where applicable, are based upon an allocation of the investment's net assets at book value as if the investment was hypothetically liquidated at the end of each reporting period.

The Company's joint ventures primarily consist of co-investments with institutional and other joint venture partners in open-air shopping center or mixed-use properties, consistent with its core business. These joint ventures typically obtain non-recourse third-party financing on their property investments, thus contractually limiting the Company's exposure to losses primarily to the amount of its equity investment; and due to the lender's exposure to losses, a lender typically will require a minimum level of equity in order to mitigate its risk. On a select basis, certain of these joint ventures, have obtained unsecured financing. As of December 31, 2024, the Company did not guaranty any unsecured joint venture debt.

To recognize the character of distributions from equity investees within its Consolidated Statements of Cash Flows, all distributions received are presumed to be returns on investment and classified as cash inflows from operating activities unless the Company's cumulative distributions received less distributions received in prior periods that were determined to be returns of investment exceed its cumulative equity in earnings recognized by the investor (as adjusted for amortization of basis differences). When such an excess occurs, the current-period distribution up to this excess is considered a return of investment and classified as cash inflows from investing.

In a business combination, the fair value of the Company's investment in an unconsolidated joint venture is calculated using the fair value of the real estate held by the joint venture, which is valued using similar methods as described in the Company's Real Estate policy above, offset by the fair value of the debt on the property which is then multiplied by the Company's equity ownership percentage.

On a continuous basis, management assesses whether there are any indicators, including the underlying investment property operating performance and general market conditions, that the value of the Company's investments in unconsolidated joint ventures may be impaired. An investment's value is impaired only if management's estimate of the fair value of the investment is less than the carrying value of the investment and such difference is deemed to be other-than-temporary. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the investment over the estimated fair value of the investment. Estimated fair values which are based on discounted cash flow models include all estimated cash inflows and outflows over a specified holding period, and, where applicable, any estimated debt premiums. Capitalization rates and discount rates utilized in these models are based upon unobservable rates that the Company believes to be within a reasonable range of current market rates.

Other Investments

Other investments primarily consist of preferred equity investments for which the Company provides capital to owners and developers of real estate. The Company typically accounts for its preferred equity investments on the equity method of accounting, whereby earnings for each investment are recognized in accordance with each respective investment agreement and based upon an allocation of the investment's net assets at book value as if the investment was hypothetically liquidated at the end of each reporting period.

On a continuous basis, management assesses whether there are any indicators, including the underlying investment property operating performance and general market conditions, that the value of the Company's Other investments may be impaired. An investment's value is impaired only if management's estimate of the fair value of the investment is less than the carrying value of the investment and such difference is deemed to be other-than-temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the estimated fair value of the investment.

The Company's estimated fair values are based upon a discounted cash flow model for each investment that includes all estimated cash inflows and outflows over a specified holding period and, where applicable, any estimated debt premiums. Capitalization rates, discount rates and credit spreads utilized in these models are based upon rates that the Company believes to be within a reasonable range of current market rates.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include demand deposits in banks, commercial paper and certificates of deposit with maturities of three months or less. Cash and cash equivalent balances may, at a limited number of banks and financial institutions, exceed insurable amounts. The Company believes it mitigates risk by investing in or through major financial institutions and primarily in funds that are currently U.S. federal government insured up to applicable account limits. Recoverability of investments is dependent upon the performance of the issuers. Restricted cash is deposits held or restricted for a specific use.

Marketable Securities

The Company classifies its marketable equity securities as available-for-sale in accordance with the FASB's Investments-Debt and Equity Securities guidance. In accordance with ASC Topic 825 *Financial Instruments:* the Company recognizes changes in the fair value of equity investments with readily determinable fair values in net income.

Other Assets

*Mortgage and Other Financing Receivables*

Mortgages and other financing receivables consist of loans acquired and loans originated by the Company, which are included within Other assets on the Company's Consolidated Balance Sheets. Borrowers of these loans are primarily experienced owners, operators or developers of commercial real estate. The Company's loans are primarily mortgage loans that are collateralized by real estate. Mortgages and other financing receivables are recorded at stated principal amounts, net of any discount or premium and allowance for credit losses. The related discounts or premiums on mortgages and other loans purchased are amortized or accreted over the life of the related loan receivable.

The Company applies the current expected credit loss ("CECL") methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. On a quarterly basis, the Company reviews credit quality indicators such as (i) payment status to identify performing versus non-performing loans, (ii) changes affecting the underlying real estate collateral and (iii) national and regional economic factors. The Company has determined that it has one portfolio, primarily represented by loans collateralized by real estate, whereby it determines, as needed, reserves for loan losses on an asset-specific basis. The Company utilizes its history of incurred losses as well as external data to perform its expected credit loss calculation using the probability of default ("PD") and loss given default method ("LGD"). This approach calculates the expected credit loss by multiplying the PD (probability the asset will default within a given timeframe) by the LGD (percentage of the asset not expected to be collected due to default). The reserve for loan losses reflects management's estimate of loan losses as of the balance sheet date and any adjustments are included in Other income, net on the Company's Consolidated Statements of Income. The reserve is increased through loan loss expense and is decreased by charge-offs when losses are confirmed through the receipt of assets such as cash or via ownership control of the underlying collateral in full satisfaction of the loan upon foreclosure or when significant collection efforts have ceased.

Interest income on performing loans is accrued as earned. Accrued interest receivable is included in Accounts and notes receivable, net on the Company's Consolidated Balance Sheets. A non-performing loan is placed on non-accrual status when it is probable that the borrower may be unable to meet interest payments as they become due. Generally, loans 90 days or more past due are placed on non-accrual status unless there is sufficient collateral to assure collectability of principal and interest. Upon the designation of non-accrual status, all unpaid accrued interest is reserved and charged against current income. Interest income on non-performing loans is generally recognized on a cash basis. Recognition of interest income on non-performing loans on an accrual basis is resumed when it is probable that the Company will be able to collect amounts due according to the contractual terms.

*Tax Increment Revenue Bonds*

Other assets include Series B tax increment revenue bonds issued by the Sheridan Redevelopment Agency in connection with the development of a project in Sheridan, Colorado, which mature on December 15, 2039. These Series B bonds have been classified as held to maturity and were recorded at estimated fair value. The fair value estimates of the Company's held to maturity tax increment revenue bonds are based on discounted cash flow analysis, which are based on the expected future sales tax revenues of the project. This analysis reflects the contractual terms of the bonds, including the period to maturity, and uses observable market-based inputs, such as market discount rates and unobservable market-based inputs, such as future growth and inflation rates. Interest on these bonds is recorded at an effective interest rate while cash payments are received at the contractual interest rate.

The held to maturity bonds are evaluated for credit losses based on discounted estimated future cash flows. Any future receipts in excess of the amortized basis will be recognized as revenue when received. The credit risk associated with the amortized value of these bonds is deemed as low risk as the bonds are earmarked for repayments from a government entity which are funded through sales and property taxes.

*Deferred Leasing Costs*

Initial direct leasing costs include commissions paid to third parties, including brokers, leasing and referral agents and internal leasing commissions paid to employees for successful execution of lease agreements. These initial direct leasing costs are capitalized and generally amortized over the term of the related leases using the straight-line method. These direct leasing costs are included in Other assets, on the Company's Consolidated Balance Sheets and are classified as operating activities on the Company's Consolidated Statements of Cash Flows.

Internal employee compensation, payroll-related benefits and certain external legal fees are considered indirect costs associated with the execution of lease agreements. These indirect leasing costs are expensed in accordance with ASU 2016-02, *Leases (Topic 842)* ("ASU 2016-02") and included in General and administrative expense on the Company's Consolidated Statements of Income.

*Software Development Costs*

Expenditures for major software purchases and software developed for internal use are capitalized and amortized on a straight-line basis generally over a period of three to ten years. The Company's policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company also capitalizes certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of payroll costs that can be capitalized with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. These software development costs are included in Other assets on the Company's Consolidated Balance Sheets.

Deferred Financing Costs

Costs incurred in obtaining long-term financing, included in Notes payable, net and Mortgages payable, net in the accompanying Consolidated Balance Sheets, are amortized on a straight-line basis, which approximates the effective interest method, over the terms of the related debt agreements, as applicable.

Revenue, Trade Accounts Receivable and Gain Recognition

The Company determines the proper amount of revenue to be recognized in accordance with ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, ("Topic 606"), by performing the following steps: (i) identify the contract with the customer, (ii) identify the performance obligations within the contract, (iii) determine the transaction price, (iv) allocate the transaction price to

the performance obligations and (v) recognize revenue when (or as) a performance obligation is satisfied. As of December 31, 2024 and 2023, the Company had no outstanding contract assets or contract liabilities.

The Company's primary sources of revenues are derived from lease agreements which fall under the scope of ASU 2016-02, *Leases (Topic 842),* ("Topic 842"), which includes rental income and expense reimbursement income. The Company also has revenues which are accounted for under Topic 606, which include fees for services performed at various unconsolidated joint ventures for which the Company is the manager. These fees primarily include property and asset management fees, leasing fees, development fees and property acquisition/disposition fees. Also affected by Topic 606 are gains on sales of properties and tax increment financing ("TIF") contracts. The Company presents its revenue streams on the Company's Consolidated Statements of Income as Revenues from rental properties, net and Management and other fee income.

*Revenues from rental properties, net*

Revenues from rental properties, net are comprised of minimum base rent, percentage rent, lease termination fee income, amortization of above-market and below-market rent adjustments and straight-line rent adjustments. The Company accounts for lease and non-lease components as combined components under Topic 842. Non-lease components include reimbursements paid to the Company from tenants for common area maintenance costs and other operating expenses. The combined components are included in Revenues from rental properties, net on the Company's Consolidated Statements of Income.

Base rental revenues from rental properties are recognized on a straight-line basis over the terms of the related leases. Certain of these leases also provide for percentage rents based upon the level of sales achieved by the lessee. These percentage rents are recognized once the required sales level is achieved. Rental income may also include payments received in connection with lease termination agreements. Lease termination fee income is recognized when the lessee provides consideration in order to terminate an existing lease agreement and has vacated the leased space. If the lessee continues to occupy the leased space for a period of time after the lease termination is agreed upon, the termination fee is accounted for as a lease modification based on the modified lease term. Upon acquisition of real estate operating properties, the Company estimates the fair value of identified intangible assets and liabilities (including above-market and below-market leases, where applicable). The capitalized above-market or below-market intangible asset or liability is amortized to rental income over the estimated remaining term of the respective leases, which includes the expected renewal option period for below-market leases.

Also included in Revenues from rental properties, net are ancillary income and TIF income. Ancillary income is derived through various agreements relating to parking lots, clothing bins, temporary storage, vending machines, ATMs, trash bins and trash collections, seasonal leases, etc. The majority of the revenue derived from these sources is through lease agreements/arrangements and is recognized in accordance with the lease terms described in the lease. The Company has TIF agreements with certain municipalities and receives payments in accordance with the agreements. TIF reimbursement income is recognized on a cash basis when received.

*Management and other fee income*

Property management fees, property acquisition and disposition fees, construction management fees, leasing fees and asset management fees all fall within the scope of Topic 606. These fees arise from contractual agreements with third parties or with entities in which the Company has a noncontrolling interest. Management and other fee income related to partially owned entities are recognized to the extent attributable to the unaffiliated interest. Property and asset management fee income is recognized as a single performance obligation (managing the property) comprised of a series of distinct services (maintaining property, handling tenant inquiries, etc.). The Company believes that the overall service of property management is substantially the same each day and has the same pattern of performance over the term of the agreement. As a result, each day of service represents a performance obligation satisfied at that point in time. The time-based output method is used to measure progress over time, as this is representative of the transfer of the services. These fees are recognized at the end of each period for services performed during that period, primarily billed to the customer monthly with payment due upon receipt.

Leasing fee income is recognized as a single performance obligation primarily upon the rent commencement date. The Company believes the leasing services it provides are similar for each available space leased and none of the individual activities necessary to facilitate the execution of each lease are distinct. These fees are billed to the customer monthly with payment due upon receipt.

Property acquisition and disposition fees are recognized when the Company satisfies a performance obligation upon acquiring control of a property or transferring control of a property. These fees are billed subsequent to the acquisition or sale of the property and payment is due upon receipt.

Construction management fees are recognized as a single performance obligation (managing the construction of the project) composed of a series of distinct services. The Company believes that the overall service of construction management is substantially the same each day and has the same pattern of performance over the term of the agreement. As a result, each day of service represents a performance obligation satisfied at that point in time. These fees are based on the amount spent on the construction at the end of each period for services performed during that period, primarily billed to the customer monthly with payment due upon receipt.

*Trade Accounts Receivable*

The Company reviews its trade accounts receivable, related to base rents, straight-line rent, expense reimbursements and other revenues for collectability. The Company evaluates the probability of the collection of the lessee's total accounts receivable, including the corresponding straight-line rent receivable balance on a lease-by-lease basis. The Company's analysis of its accounts receivable includes (i) customer credit worthiness, (ii) assessment of risk associated with the tenant, and (iii) current economic trends. In addition, tenants in bankruptcy are analyzed and considerations are made in connection with the expected recovery of pre-petition and post-petition bankruptcy claims. If a lessee's accounts receivable balance is considered uncollectible, the Company will write-off the uncollectible receivable balances associated with the lease and will only recognize lease income on a cash basis. The Company includes provision for doubtful accounts in Revenues from rental properties, net, in accordance with Topic 842. Lease income will then be limited to the lesser of (i) the straight-line rental income or (ii) the lease payments that have been collected from the lessee. In addition to the lease-specific collectability assessment performed under Topic 842, the analysis also recognizes a general reserve under ASC Topic 450 *Contingencies*, as a reduction to Revenues from rental properties, for its portfolio of operating lease receivables which are not expected to be fully collectible based on the Company's historical and current collection experience and the potential for settlement of arrears. Although the Company estimates uncollectible receivables and provides for them through charges against revenues from rental properties, actual results may differ from those estimates. If the Company subsequently determines that it is probable it will collect the remaining lessee's lease payments under the lease term, the Company will then reinstate the straight-line balance.

*Gains/losses on sale of properties*

Gains and losses from the sale and/or transfer of nonfinancial assets, such as real estate property, are to be recognized when control of the asset transfers to the buyer, which will occur when the buyer has the ability to direct the use of or obtain substantially all of the remaining benefits from the asset. This generally occurs when the transaction closes and consideration is exchanged for control of the property.

<u>Lessee Leases</u>

The Company accounts for its leases in accordance with Topic 842. The Company has right-of-use ("ROU") assets and lease liabilities on its balance sheet for those leases classified as operating and financing leases where the Company is a lessee. The Company's leases where it is the lessee primarily consist of ground leases and administrative office leases. The Company classifies leases based on whether the arrangement is effectively a purchase of the underlying asset. Leases that transfer control of the underlying asset to a lessee are classified as finance leases and all other leases as operating leases. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease.

ROU assets and lease liabilities are recognized at the commencement date of the lease and liabilities are determined based on the estimated present value of the Company's minimum lease payments under its lease agreements. Variable lease payments are excluded from the lease liabilities and corresponding ROU assets, as they are recognized in the period in which the obligation for those payments is incurred. Certain of the Company's leases have renewal options for which the Company assesses whether it is reasonably certain the Company will exercise these renewal options. Lease payments associated with renewal options that the Company is reasonably certain will be exercised are included in the measurement of the lease liabilities and corresponding ROU assets. The discount rate used to determine the lease liabilities is based on the estimated incremental borrowing rate on a lease-by-lease basis. When calculating the incremental borrowing rates, the Company utilized data from (i) its recent debt issuances, (ii) publicly available data for instruments with similar characteristics, (iii) observable mortgage rates and (iv) unlevered property yields and discount rates. The Company then applies adjustments to account for considerations related to term and security that may not be fully incorporated by the data sets. Rental expense for lease payments is recognized on a straight-line basis over the lease term. See Footnote 11 of the Notes to Consolidated Financial Statements for further details.

Derivative Instruments & Hedging Activities

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company manages economic risks, including interest rate, liquidity, and credit risks primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company may use derivatives to manage exposures that arise from changes in interest rates and limits the risk by following established risk management policies and procedures, including the use of derivatives.

The Company has interest rate swap agreements that are designated as cash flow hedges and are held by the Company to reduce the impact of changes in interest rates on variable rate debt. The differential between fixed and variable rates to be paid or received is accrued, as interest rates change, and recognized through Interest expense in the Company's Consolidated Statements of Income. If the hedges are deemed to be effective, the fair value is included within the Accumulated other comprehensive income ("AOCI") on the Company's Consolidated Balance Sheets, and subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

The interest rate swaps are measured at fair value using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. See Footnote 15 of the Notes to Consolidated Financial Statements for further details.

Income Taxes

The Company elected to qualify as a REIT for federal income tax purposes commencing with its taxable year January 1, 1992 and operates in a manner that enables the Company to qualify and maintain its status as a REIT. Accordingly, the Company generally will not be subject to federal income tax, provided that distributions to its stockholders equal at least the amount of its REIT taxable income as defined under Sections 856 through 860 of the Code. The Company will be subject to federal income tax at regular corporate rates to the extent that it distributes less than 100% of its net taxable income, including any net capital gains. Most states, in which the Company holds investments in real estate, conform to the federal rules recognizing REITs.

The Company maintains certain subsidiaries which made joint elections with the Company to be treated as taxable REIT subsidiaries ("TRSs"), which permit the Company to engage through such TRSs in certain business activities that the REIT may not conduct directly. A TRS is subject to federal and state income taxes on its income, and the Company includes a provision for taxes in its consolidated financial statements. As such, the Company, through its wholly owned TRSs, has been engaged in various retail real estate related opportunities including retail real estate management and disposition services which primarily focus on leasing and disposition strategies of retail real estate controlled by both healthy and distressed and/or bankrupt retailers. The Company may consider other investments through its TRSs should suitable opportunities arise.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

The Company reviews the need to establish a valuation allowance against deferred tax assets on a quarterly basis. The review includes an analysis of various factors, such as future reversals of existing taxable temporary differences, the capacity for the carryback or carryforward of any losses, the expected occurrence of future income or loss and available tax planning strategies.

The Company applies the FASB's guidance relating to uncertainty in income taxes recognized in a Company's financial statements. Under this guidance the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also provides guidance on de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Noncontrolling Interests

The Company accounts for noncontrolling interests in accordance with the Consolidation guidance and the Distinguishing Liabilities from Equity guidance issued by the FASB. Noncontrolling interests represent the portion of equity that the Company does not own in those entities it consolidates. The Company identifies its noncontrolling interests separately within the equity section on the Company's Consolidated Balance Sheets. The amounts of consolidated net earnings attributable to the Company and to the noncontrolling interests are presented separately on the Company's Consolidated Statements of Income.

Noncontrolling interests also include amounts related to partnership units issued by consolidated subsidiaries of the Company in connection with certain property acquisitions. These units have a stated redemption value or a defined redemption amount based upon the trading price of the Company's common stock and provides the unit holders various rates of return during the holding period. The unit holders generally have the right to redeem their units for cash at any time after one year from issuance. For convertible units, the Company typically has the option to settle redemption amounts in cash or common stock.

The Company evaluates the terms of the partnership units issued in accordance with the FASB's Distinguishing Liabilities from Equity guidance. Convertible units for which the Company has the option to settle redemption amounts in cash or common stock are included in the caption Noncontrolling interests within the equity section on the Company's Consolidated Balance Sheets. Units which embody a conditional obligation requiring the Company to redeem the units for cash after a specified or determinable date (or dates) or upon the occurrence of an event that is not solely within the control of the issuer are determined to be contingently redeemable under this guidance and are included as Redeemable noncontrolling interests and classified within the mezzanine section between Total liabilities and Stockholders' equity on the Company's Consolidated Balance Sheets.

In a business combination, the fair value of the noncontrolling interest in a consolidated joint venture is calculated using the fair value of the real estate held by the joint venture, which are valued using similar methods as described in the Company's Real Estate policy above, offset by the fair value of the debt on the property which is then multiplied by the partners' noncontrolling share.

Contingently redeemable noncontrolling interests are recorded at fair value upon issuance. Any change in the fair value or redemption value of these noncontrolling interests is subsequently recognized through Paid-in capital on the Company's Consolidated Balance Sheets and is included in the Company's computation of earnings per share (see Footnote 29 of the Notes to Consolidated Financial Statements).

Stock Compensation

In May 2020, the Company's stockholders approved the 2020 Equity Participation Plan (the "2020 Plan"), which is a successor to the Restated Kimco Realty Corporation 2010 Equity Participation Plan that expired in March 2020. The 2020 Plan provides for a maximum of 10,000,000 shares of the Company's common stock to be reserved for the issuance of stock options, stock appreciation rights, restricted stock units, performance awards, dividend equivalents, LTIP Units, stock payments and deferred stock awards. Unless otherwise determined by the Board of Directors at its sole discretion, restricted stock grants generally vest (i) 100% on the fifth anniversary of the grant, (ii) ratably over five years or (iii) over ten years at 20% per year commencing after the fifth year. Performance share awards, which vest over a period of three years, may provide a right to receive shares of the Company's common stock or restricted stock based on the Company's performance relative to its peers, as defined, or based on other performance criteria as determined by the Board of Directors. In addition, the 2020 Plan provides for the granting of restricted stock to each of the Company's non-employee directors (the "Independent Directors") and permits such Independent Directors to elect to receive deferred stock awards in lieu of directors' fees.

The Company accounts for equity awards in accordance with the FASB's Stock Compensation guidance, which requires that all share-based payments to employees, including grants of employee stock options, restricted stock, performance shares and LTIP Units, be recognized in the Statements of Income over the service period based on their fair values. Fair value of performance awards is determined using the Monte Carlo method, which is intended to estimate the fair value of the awards at the grant date (see Footnote 24 of the Notes to Consolidated Financial Statements for additional disclosure on the assumptions and methodology).

New Accounting Pronouncements

The following table represents ASUs to the FASB's ASCs that, as of December 31, 2024, are not yet effective for the Company and for which the Company has not elected early adoption, where permitted:

| ASU | Description | Effective Date | Effect on the financial statements or other significant matters |
|---|---|---|---|
| ASU 2023-05, Business Combinations – Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement | The amendments in this ASU address the accounting for contributions made to a joint venture, upon formation, in a joint venture's separate financial statements. To reduce diversity in practice and provide decision-useful information to a joint venture's investors, these amendments require that a joint venture apply a new basis of accounting upon formation. By applying a new basis of accounting, a joint venture, upon formation, will recognize and initially measure its assets and liabilities at fair value (with exceptions to fair value measurement that are consistent with the business combinations guidance). Additionally, existing joint ventures have the option to apply the guidance retrospectively. | January 1, 2025; Early adoption permitted | This ASU does not impact accounting for joint ventures by the venturers. As such, the Company does not expect the adoption of this ASU will have a material impact on the Company's financial position and/or results of operations. |
| ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures | This ASU requires entities to provide additional information in the rate reconciliation and additional disclosures about income taxes paid. The guidance requires public business entities to disclose in their rate reconciliation table additional categories of information about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories if the items meet a quantitative threshold. The guidance requires all entities to disclose annually income taxes paid (net of refunds received) disaggregated by federal (national), state and foreign taxes and to disaggregate the information by jurisdiction based on a quantitative threshold. | Fiscal years beginning January 1, 2025, and interim periods for fiscal years beginning January 1, 2026; Early adoption permitted | The Company will review the extent of new disclosures necessary prior to implementation. Other than additional disclosure, the adoption of this ASU will not have a material impact on the Company's financial position and/or results of operations. |
| ASU 2024-01, Compensation - Stock Compensation (Topic 718) | The amendments in this ASU clarify how to determine whether profits interest and similar awards should be accounted for as a share-based payment arrangement (ASC 718) or as a cash bonus or profit-sharing arrangement (ASC 710, Compensation - General, or other guidance) and applies to all reporting entities that account for profits interest awards as compensation to employees or non-employees. In addition to the illustrative guidance, this ASU modifies the language in paragraph 718-10-15-3 to improve its clarity and operability without changing the guidance. The amendments should be applied either retrospectively to all prior periods presented in the financial statements, or prospectively to profits interests and similar awards granted or modified on or after the adoption date. | January 1, 2025; Early adoption permitted | The adoption of this ASU will not have a material impact on the Company's financial position and/or results of operations. |
| ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation | This ASU requires additional disclosure about a public business entity's expenses and more detailed information about the types of expenses in commonly presented expense captions. Such information should allow | Fiscal years beginning January 1, 2027, and | The Company does not expect the adoption of this ASU to have a material impact on |

| ASU | Description | Effective Date | Effect on the financial statements or other significant matters |
|---|---|---|---|
| Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses<br><br>ASU 2025-01, Income Statement - Reporting Comprehensive, Income - Expense Disaggregation Disclosures (Subtopic 220-40), Clarifying the Effective Date | investors to better understand an entity's performance, assess future cash flows, and compare performance over time and with other entities. The amendments will require public business entities to disclose in the notes to the financial statements, at each interim and annual reporting period, specific information about certain costs and expenses, employee compensation, depreciation, and intangible asset amortization included in each expense caption presented on the face of the income statement, and the total amount of an entity's operating expenses. | interim periods for fiscal years beginning January 1, 2028; Early adoption permitted | the Company's financial position and/or results of operations. |

The following ASUs to the FASB's ASCs have been adopted by the Company as of the date listed:

| ASU | Description | Adoption Date | Effect on the financial statements or other significant matters |
|---|---|---|---|
| ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures | The amendments in this ASU improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. | Annual fiscal year beginning January 1, 2024 | There were aspects of this ASU that apply to entities with one reportable segment, including new required disclosures (see Footnote 19 of the Notes to Consolidated Financial Statements). Other than additional disclosure, the adoption of this ASU did not have a material impact on the Company's financial position and/or results of operations. |
| ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions | This ASU clarifies the guidance in Topic 820, Fair Value Measurement, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security and provides new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820. | January 1, 2024 | The adoption of this ASU did not have a material impact on the Company's financial position and/or results of operations. |

2. RPT Merger:

*Overview*

On January 2, 2024, the Company completed the Merger with RPT, under which RPT merged with and into the Company, with the Company continuing as the surviving public company. The RPT Merger had added 56 open-air shopping centers, 43 of which were wholly-owned and 13 of which were owned through a joint venture, comprising 13.3 million square feet of GLA. In addition, as a result of the RPT Merger, the Company obtained RPT's 6% stake in a 49-property net lease joint venture.

Under the terms of the Merger Agreement, each RPT common share was converted into 0.6049 of a newly issued share of the Company's common stock, together with cash in lieu of fractional shares and each 7.25% Series D Cumulative Convertible Perpetual Preferred Share of RPT was converted into the right to receive one depositary share representing one one-thousandth of a share of Class N Preferred Stock of the Company.

The number of RPT shares/units outstanding converted to shares of the Company's shares/units as of January 2, 2024 were determined as follows (amounts presented in thousands, except per share data):

| | As of January 2, 2024 | | |
|---|---|---|---|
| | **Common Shares (1)** | **OP Units** | **Cumulative Convertible Perpetual Preferred Shares** |
| RPT shares/units outstanding | 87,675 | 1,576 | 1,849 |
| Exchange ratio | 0.6049 | 0.6049 | 1.0000 |
| Kimco shares/units issued | 53,034 | 953 | 1,849 |
| | | | |
| Value of Kimco stock per share/unit | $ 22.0005 | $ 22.0005 | $ 57.13 |
| Equity consideration given from Kimco shares/units issued | $ 1,166,775 | $ 20,975 | $ 105,607 |

(1) The Company paid cash in lieu of issuing fractional Kimco common shares, which is included in "Cash Consideration" caption in the table below.

The following table presents the total value of consideration paid by Kimco at the close of the RPT Merger (in thousands):

| | **Calculated Value of RPT Consideration** | **Cash Consideration*** | **Total Value of Consideration** |
|---|---|---|---|
| As of January 2, 2024 | $ 1,293,357 | $ 149,103 | $ 1,442,460 |

* Amount includes $130.0 million to pay off the outstanding balance on RPT's credit facility at closing, additional consideration of approximately $19.1 million relating to transaction costs incurred by RPT and $0.1 million of cash paid in lieu of issuing fractional Kimco common shares.

*Purchase Price Allocation*

In accordance with *ASC 805-10, Business Combinations*, the Company accounted for the RPT Merger as a business combination using the acquisition method of accounting. Based on the total value of the consideration, the total fair value of the assets acquired and liabilities assumed in the RPT Merger was $1.4 billion.

The fair values of the real estate assets acquired were determined using either (i) the direct capitalization method, (ii) the discount cash flow method or (iii) executed purchase and sales agreements. The sales comparison approach was used in estimating the fair value of the land acquired. The Company determined that these valuation methodologies are classified within Level 3 of the fair value hierarchy. The significant assumptions used in these methodologies include stabilized net operating income, income growth rates, market lease rates, discount rates, terminal capitalization rates, planned capital expenditures, and estimates of future cash flows at the respective properties.

Under the direct capitalization method, the Company derived a normalized net operating income and applied an appropriate terminal capitalization rate for each property. The estimates of normalized net operating income are based on a number of factors, including historical operating results, market lease rates, known and anticipated trends, and market and economic conditions. Terminal capitalization rates utilized to derive these fair values ranged from 5.50% to 7.50%.

The discounted cash flow analyses were based on estimated future cash flows that employ discount rates, terminal capitalization rates and planned capital expenditures. These estimates approximate the inputs the Company believes would be utilized by market participants in assessing fair value. The estimates of future cash flows are based on a number of factors, including historical operating results, market lease rates, income growth rates, known and anticipated trends, and market and economic conditions. Terminal capitalization rates and discount rates utilized to estimate fair values ranged from 5.50% to 7.50% and 6.00% to 8.25%, respectively.

The Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets or liabilities based on their respective fair values. The fair value of any tangible real estate assets acquired is determined by valuing the building as if

it were vacant, and the fair value is then allocated to buildings and improvements. In allocating the purchase price to identified intangible assets and liabilities of acquired properties, the value of above-market and below-market leases is estimated based on the difference between the contractual amounts, including fixed rate below-market lease renewal options, and management's estimate of the market lease rates and other lease provisions discounted over a period equal to the estimated remaining term of the lease using an appropriate discount rate. In determining the value of in-place leases, management considers current market conditions, market lease rates, costs to execute new or similar leases and carrying costs during the expected lease-up period from vacant to existing occupancy. The Company determined that these valuation methodologies are classified within Level 2 and Level 3 of the fair value hierarchy.

The following table summarizes the purchase price allocation based on the Company's initial valuation and subsequent adjustments, including estimates and assumptions of the acquisition date fair value of the tangible and intangible assets acquired and liabilities assumed (in thousands):

| | Purchase Price Allocation |
|---|---|
| Land | $ 312,343 |
| Building and improvements | 1,343,156 |
| In-place leases | 220,231 |
| Above-market leases | 12,861 |
| Real estate assets | 1,888,591 |
| Investments in and advances to real estate joint ventures | 433,345 |
| Investments in and advances to other investments | 12,672 |
| Operating lease right-of-use assets, net | 6,128 |
| Accounts receivable and other assets | 57,529 |
| Total assets acquired | 2,398,265 |
| | |
| Notes payable | (821,500) |
| Accounts payable and other liabilities | (53,213) |
| Operating lease liabilities | (13,506) |
| Below-market leases | (67,586) |
| Total liabilities assumed | (955,805) |
| | |
| Total purchase price | $ 1,442,460 |

The following table details the weighted average useful lives, in years, of the purchase price allocated to real estate and related intangible assets and liabilities acquired arising from the RPT Merger:

| | Weighted Average Useful Life (in Years) |
|---|---|
| Land | n/a |
| Buildings | 50.0 |
| Building improvements | 45.0 |
| Tenant improvements | 3.9 |
| In-place leases | 3.1 |
| Above-market leases | 3.7 |
| Below-market leases | 22.1 |
| Operating right-of-use assets | 81.3 |

Since the date of the Merger through December 31, 2024, the revenue and net income from RPT included in the Company's Consolidated Statements of Income are $178.6 million and $13.4 million (excluding $25.2 million of Merger charges), respectively.

*Pro forma Information (Unaudited)*

The pro forma financial information set forth below is based upon the Company's historical Consolidated Statements of Income for the years ended December 31, 2024 and 2023, adjusted to give effect to these properties acquired as of January 1, 2023. The pro forma financial information is presented for informational purposes only and may not be indicative of what actual results of income would have been, nor does it purport to represent the results of income for future periods. Amounts are presented in millions.

| | Year Ended December 31, | |
|---|---|---|
| | **2024** | **2023** |
| Revenues from rental properties, net | $ 2,019.1 | $ 1,945.7 |
| Net income (1) | $ 444.7 | $ 654.1 |
| Net income available to the Company's common shareholders (1) | $ 401.0 | $ 606.9 |

(1) The pro forma net income for the year ended December 31, 2024 was adjusted to exclude $25.2 million of Merger charges, while the pro forma net income for the year ended December 31, 2023 was adjusted to include $25.2 million of Merger charges incurred.

3. Real Estate:

The Company's components of Real estate, net consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | **2024** | **2023** |
| Land: | | |
| Developed land | $ 4,483,219 | $ 4,166,475 |
| Undeveloped land | 8,980 | 5,458 |
| Land held for development | 5,997 | 5,864 |
| Total land | 4,498,196 | 4,177,797 |
| Buildings and improvements: | | |
| Buildings | 11,542,812 | 10,312,001 |
| Building improvements | 2,449,924 | 2,213,248 |
| Tenant improvements | 1,387,142 | 1,158,919 |
| Fixtures and leasehold improvements | 45,417 | 41,055 |
| Above-market leases | 183,599 | 170,513 |
| In-place leases | 1,063,482 | 864,261 |
| Total buildings and improvements | 16,672,376 | 14,759,997 |
| Real estate | 21,170,572 | 18,937,794 |
| Accumulated depreciation and amortization (1) | (4,360,239) | (3,842,869) |
| Total real estate, net | $ 16,810,333 | $ 15,094,925 |

(1) The Company had accumulated amortization relating to in-place leases and above-market leases aggregating $858,309 at December 31, 2024 and $751,215 at December 31, 2023.

In addition, at December 31, 2024 and 2023, the Company had intangible liabilities relating to below-market leases from property acquisitions of $366.9 million and $330.6 million, respectively, net of accumulated amortization of $287.8 million and $260.8 million, respectively. These amounts are included in the caption Other liabilities on the Company's Consolidated Balance Sheets.

The Company's amortization associated with above-market and below-market leases for the years ended December 31, 2024, 2023 and 2022 resulted in net increases to revenue of $25.2 million, $17.3 million and $13.6 million, respectively. The Company's amortization expense associated with in-place leases, which is included in depreciation and amortization, for the years ended December 31, 2024, 2023 and 2022 was $133.7 million, $94.7 million and $118.1 million, respectively.

The estimated net amortization income/(expense) associated with the Company's above-market and below-market leases and in-place leases for the next five years are as follows (in millions):

| | **2025** | **2026** | **2027** | **2028** | **2029** |
|---|---|---|---|---|---|
| Above-market and below-market leases amortization, net | $ 17.2 | $ 15.7 | $ 15.5 | $ 15.6 | $ 15.6 |
| In-place leases amortization | $ (99.1) | $ (70.7) | $ (51.4) | $ (37.7) | $ (22.5) |

4. Property Acquisitions:

*Acquisition/Consolidation of Operating Properties*

During the year ended December 31, 2024, the Company acquired Waterford Lakes Town Center, which was comprised of 701,941 square feet of GLA, located in Orlando, Florida, for a purchase price of $322.0 million, including the assumption of a $164.6 million mortgage loan.

During the year ended December 31, 2023, the Company acquired the following operating properties, through direct asset purchases or consolidation due to change in control resulting from the purchase of additional interests in certain operating properties held in an unconsolidated joint venture (in thousands):

| | | | Purchase Price | | | | |
|---|---|---|---|---|---|---|---|
| **Property Name** | **Location** | **Month Acquired** | **Cash** | **Debt** | **Other** | **Total** | **GLA** |
| Portfolio (2 properties) (1) | Various | Jan-23 | $ 69,130 | $ 19,637 | $ 13,019 | $ 101,786 | 342 |
| Crossroads Plaza Parcel | Cary, NC | Jan-23 | 2,173 | - | - | 2,173 | 5 |
| Northridge Shopping Center Parcel | Arvada, CO | Jan-23 | 728 | - | - | 728 | 57 |
| Stafford Marketplace Parcel (2) | Stafford, VA | Feb-23 | - | - | 12,527 | 12,527 | 87 |
| Tustin Heights (1) | Tustin, CA | Mar-23 | 26,501 | 17,550 | 4,910 | 48,961 | 137 |
| Marlton Plaza Parcel | Cherry Hill, NJ | Jul-23 | 529 | - | - | 529 | - |
| Stonebridge at Potomac Town Center | Woodbridge, VA | Aug-23 | 169,840 | - | 1,667 | 171,507 | 504 |
| Big 5 Factoria Parcel | Bellevue, WA | Oct-23 | 7,817 | - | - | 7,817 | 13 |
| | | | **$ 276,718** | **$ 37,187** | **$ 32,123** | **$ 346,028** | **1,145** |

(1) Other includes the Company's previously held equity investments in the Prudential Investment Program and net gains on change in control. The Company evaluated these transactions pursuant to the FASB's Consolidation guidance and as a result, recognized gains on change in control of interest of $7.7 million, in aggregate, resulting from the fair value adjustments associated with the Company's previously held equity interests, which are included in Equity in income of joint ventures, net on the Company's Consolidated Statements of Income. The Company previously held an ownership interest of 15.0% in these property interests. See Footnote 7 of the Notes to Consolidated Financial Statements.

(2) During March 2023, the Company received a parcel as consideration resulting from the exercise of a termination option of an operating lease.

Included in the Company's Consolidated Statements of Income are $8.0 million and $20.5 million in total revenues from the date of acquisition through December 31, 2024 and 2023, respectively, for operating properties acquired during each of the respective years.

*Purchase Price Allocations*

The purchase price for these acquisitions is allocated to real estate and related intangible assets acquired and liabilities assumed, as applicable, in accordance with our accounting policies for asset acquisitions. The purchase price allocations for properties acquired/consolidated during the years ended December 31, 2024 and 2023, are as follows (in thousands):

| | **Allocation as of December 31, 2024** | **Weighted-Average Useful Life (in Years)** | **Allocation as of December 31, 2023** | **Weighted-Average Useful Life (in Years)** |
|---|---|---|---|---|
| Land | $ 51,669 | n/a | $ 109,116 | n/a |
| Buildings | 209,882 | 50.0 | 166,067 | 50.0 |
| Building improvements | 14,754 | 45.0 | 23,846 | 45.0 |
| Tenant improvements | 13,730 | 7.5 | 22,675 | 6.3 |
| In-place leases | 43,173 | 6.0 | 47,805 | 5.2 |
| Above-market leases | 6,807 | 7.5 | 4,981 | 6.7 |
| Below-market leases | (15,884) | 9.8 | (29,271) | 23.7 |
| Other assets | - | - | 1,777 | n/a |
| Other liabilities | - | - | (968) | n/a |
| **Net assets acquired/consolidated** | **$ 324,131** | | **$ 346,028** | |

5. Dispositions of Real Estate:

The table below summarizes the Company's disposition activity relating to operating properties and parcels, in separate transactions (dollars in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| Aggregate sales price/gross fair value (1) (2) (3) | $ 255.1 | $ 214.2 | $ 191.1 |
| Gain on sale of properties (4) | $ 1.3 | $ 75.0 | $ 15.2 |
| Number of operating properties sold/deconsolidated (2) | 11 | 6 | 9 |
| Number of parcels sold | 10 | 13 | 13 |

(1) During 2024, the Company provided seller financing totaling $175.4 million related to the sale of nine operating properties. See Footnote 12 of the Notes to Consolidated Financial Statements for mortgage receivable loan disclosure.
(2) During 2023, the Company contributed a land parcel and related entitlements, located in Admore, PA, into a preferred equity investment with a gross value of $19.6 million. As a result, the Company no longer consolidates this land parcel and has a non-controlling interest in this investment. See Footnote 8 of the Notes to Consolidated Financial Statements for preferred equity investment disclosure.
(3) During 2023, the Company provided seller financing of $25.0 million related to the sale of an operating property located in Gresham, OR. See Footnote 12 of the Notes to Consolidated Financial Statements for mortgage receivable loan disclosure.
(4) For the years ended December 31, 2024, 2023 and 2022, amounts are before noncontrolling interests of $0.1 million, $1.8 million, and $1.7 million, respectively, and taxes of $0.2 million, $1.6 million and $1.2 million, respectively, after utilization of net operating loss carryforwards.

6. Impairments:

Management assesses on a continuous basis whether there are any indicators, including property operating performance, changes in anticipated holding period, general market conditions and delays of or change in plans for development, that the value of the Company's assets (including any related amortizable intangible assets or liabilities) may be impaired. To the extent impairment has occurred, the carrying value of the asset would be adjusted to an amount to reflect the estimated fair value of the asset.

The Company has a capital recycling program which provides for the disposition of certain properties, typically of lesser quality assets in less desirable locations. The Company adjusted the anticipated hold period for these properties and as a result the Company recognized impairment charges on certain operating properties (see Footnote 18 of the Notes to Consolidated Financial Statements for fair value disclosure).

The Company's efforts to market certain assets and management's assessment as to the likelihood and timing of such potential transactions and/or the property hold period resulted in the Company recognizing impairment charges for the years ended December 31, 2024, 2023 and 2022 as follows (in millions):

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| Properties marketed for sale (1) (2) | $ 4.5 | $ 14.0 | $ 21.6 |
| Other impairments | - | - | 0.4 |
| Total impairment charges | $ 4.5 | $ 14.0 | $ 22.0 |

(1) Amounts relate to adjustments to property carrying values for properties which the Company has marketed for sale and as such has adjusted the anticipated hold periods for such properties. The Company's estimated fair values of these assets were primarily based upon estimated sales prices from signed contracts or letters of intent from third-party offers, which were less than the carrying value of the assets.
(2) Includes impairment charges of $19.2 million, before noncontrolling interests of $16.0 million, related to five properties during the year ended December 31, 2022.

The Company also recognized its share of impairment charges related to certain properties within various unconsolidated joint ventures in which the Company holds noncontrolling interests. The Company's share of these impairment charges were $0.1 million, $1.0 million and $4.6 million for the years ended December 31, 2024, 2023 and 2022, respectively, and are included in Equity in income of joint ventures, net on the Company's Consolidated Statements of Income (see Footnote 7 of the Notes to Consolidated Financial Statements).

7. Investment in and Advances to Real Estate Joint Ventures:

The Company has investments in and advances to various real estate joint ventures. These joint ventures are engaged primarily in the operation of shopping centers which are either owned or held under long-term operating leases. The Company and the joint venture partners have joint approval rights for major decisions, including those regarding property operations. As such, the Company holds noncontrolling interests in these joint ventures and accounts for them under the equity method of accounting. The Company manages certain of these joint venture investments and, where applicable, earns acquisition fees, leasing commissions, property management fees, asset management fees and construction management fees. The table below presents unconsolidated joint venture investments for which the Company held an ownership interest at December 31, 2024 and 2023 (in millions, except number of properties):

| Joint Venture | Noncontrolling Ownership Interest December 31, 2024 | The Company's Investment December 31, 2024 | 2023 |
|---|---|---|---|
| Prudential Investment Program | 15.0% | $ 133.3 | $ 138.7 |
| Kimco Income Opportunity Portfolio ("KIR") | 52.1% | 289.1 | 286.3 |
| R2G Venture LLC ("R2G") (1) | 51.5% | 411.8 | - |
| Canada Pension Plan Investment Board ("CPP") | 55.0% | 202.8 | 204.6 |
| Other Institutional Joint Ventures | Various | 237.7 | 247.5 |
| Other Joint Venture Programs (2) | Various | 213.0 | 210.7 |
| **Total*** | | **$ 1,487.7** | **$ 1,087.8** |

* Representing 116 property interests, 48 other property interests and 25.1 million square feet of GLA, as of December 31, 2024, and 104 property interests and 21.1 million square feet of GLA, as of December 31, 2023.

(1) In connection with the RPT Merger, the Company acquired ownership in an unconsolidated joint venture with an affiliate of GIC Private Limited, which had a fair market value of $425.9 million at the time of Merger, representing 13 property interests.
(2) In connection with the RPT Merger, the Company acquired ownership in an unconsolidated joint venture, which had a fair market value of $7.4 million at the time of Merger, representing 49 other property interests.

The table below presents the Company's share of net income for the above investments, which is included in Equity in income of joint ventures, net on the Company's Consolidated Statements of Income (in millions):

| | Year Ended December 31, 2024 | 2023 | 2022 |
|---|---|---|---|
| Prudential Investment Program (1) | $ 11.9 | $ 16.4 | $ 9.6 |
| KIR | 36.6 | 34.7 | 70.3 |
| R2G | 9.0 | - | - |
| CPP | 9.9 | 8.7 | 10.6 |
| Other Institutional Joint Ventures | 3.7 | 2.6 | 7.0 |
| Other Joint Venture Programs | 12.7 | 9.9 | 12.0 |
| Total | **$ 83.8** | **$ 72.3** | **$ 109.5** |

(1) During 2022, the Prudential Investment Program recognized an impairment charge on a property of $15.1 million, of which the Company's share was $2.3 million.

During 2024, certain of the Company's real estate joint ventures disposed of an operating property and other property interest, in separate transactions, for an aggregate sales price of $19.2 million. These transactions resulted in an aggregate net gain to the Company of $1.4 million for the year ended December 31, 2024.

During 2023, the Company acquired the remaining 85% interest in three operating properties from Prudential Investment Program, in separate transactions, with an aggregate gross fair value of $150.7 million. The Company evaluated these transactions pursuant to the FASB's Consolidation guidance and as a result, recognized net gains on change in control of interests of $7.7 million, in aggregate, resulting from the fair value adjustments associated with the Company's previously held equity interests. See Footnote 4 of the Notes to Consolidated Financial Statements for the operating properties acquired by the Company.

In addition, during 2023, certain of the Company's real estate joint ventures disposed of four properties and a parcel, in separate transactions, for an aggregate sales price of $132.3 million. These transactions resulted in an aggregate net gain to the Company of $0.3 million for the year ended December 31, 2023.

The table below presents debt balances within the Company's unconsolidated joint venture investments for which the Company held noncontrolling ownership interests at December 31, 2024 and 2023 (dollars in millions):

| | December 31, 2024 | | | December 31, 2023 | | |
|---|---|---|---|---|---|---|
| **Joint Venture** | **Mortgages and Notes Payable, Net** | **Weighted Average Interest Rate** | **Weighted Average Remaining Term (months)*** | **Mortgages and Notes Payable, Net** | **Weighted Average Interest Rate** | **Weighted Average Remaining Term (months)*** |
| Prudential Investment Program | $ 268.5 | 5.47% | 19.6 | $ 291.6 | 6.00% | 24.6 |
| KIR | 273.9 | 5.82% | 27.2 | 273.4 | 5.82% | 39.2 |
| R2G (1) | 68.7 | 2.90% | 74.6 | - | - | - |
| CPP | 80.6 | 4.88% | 19.0 | 81.9 | 5.12% | 31.0 |
| Other Institutional Joint Ventures | 234.7 | 5.76% | 23.7 | 234.1 | 5.76% | 35.7 |
| Other Joint Venture Programs (2) | 547.3 | 4.98% | 40.8 | 367.9 | 4.44% | 59.6 |
| **Total** | **$ 1,473.7** | | | **$ 1,248.9** | | |

* Includes extension options

(1) In connection with the RPT Merger, the Company acquired an ownership interest in this joint venture, which had aggregate secured debt of $66.7 million (including a fair market value adjustment of $14.4 million).
(2) In connection with the RPT Merger, the Company acquired an ownership interest in a joint venture, which had aggregate secured debt of $187.1 million (including a fair market value adjustment of $3.2 million).

*Unconsolidated Significant Subsidiaries*

The Company holds a 52.1% noncontrolling limited partnership interest in KIR, which the Company determined under Rule 4-08(g) of Regulation S-X was significant under the income and revenue tests for the year ended December 31, 2022 and requires summarized financial information. The Company has a master management agreement whereby the Company performs services for fees relating to the management, operation, supervision and maintenance of the KIR joint venture properties. The following table shows summarized financial information for KIR, as follows (in millions):

| | December 31, | |
|---|---|---|
| | **2024** | **2023** |
| Assets: | | |
| Real estate, net | $ 659.3 | $ 669.2 |
| Other assets, net | 90.8 | 67.5 |
| Total Assets | $ 750.1 | $ 736.7 |
| Liabilities and Members' Capital: | | |
| Notes payable, net | $ 273.9 | $ 273.4 |
| Other liabilities | 14.1 | 15.9 |
| Accumulated other comprehensive income | 4.2 | 0.6 |
| Members' capital | 457.9 | 446.8 |
| Total Liabilities and Members' Capital | $ 750.1 | $ 736.7 |

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2024** | **2023** | **2022** |
| Revenues, net | $ 179.3 | $ 174.1 | $ 182.5 |
| Operating expenses | (47.2) | (46.7) | (48.2) |
| Depreciation and amortization | (40.3) | (38.5) | (39.4) |
| Gain on sale of properties | - | - | 76.2 |
| Interest expense | (16.8) | (16.8) | (15.5) |
| Other expense, net | - | (0.6) | (1.2) |
| Net income | $ 75.0 | $ 71.5 | $ 154.4 |

Summarized financial information for the Company's investment in and advances to all other real estate joint ventures is as follows (in millions):

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Assets: | | |
| Real estate, net | $ 4,260.0 | $ 3,156.2 |
| Other assets, net | 231.4 | 251.6 |
| Total Assets | $ 4,491.4 | $ 3,407.8 |
| | | |
| Liabilities and Members' Capital: | | |
| Notes payable, net | $ 309.2 | $ 159.9 |
| Mortgages payable, net | 890.6 | 815.6 |
| Other liabilities | 119.4 | 70.9 |
| Accumulated other comprehensive income | 2.4 | 5.1 |
| Noncontrolling interests | - | 34.4 |
| Members' capital | 3,169.8 | 2,321.9 |
| Total Liabilities and Members' Capital | $ 4,491.4 | $ 3,407.8 |

| | Year Ended December 31, 2024 | 2023 | 2022 |
|---|---|---|---|
| Revenues, net | $ 498.2 | $ 378.4 | $ 395.2 |
| Operating expenses | (161.2) | (126.6) | (126.9) |
| Impairment charges | (0.1) | (17.8) | (21.1) |
| Depreciation and amortization | (163.2) | (108.2) | (119.0) |
| Gain on sale of properties | 7.7 | 48.0 | 24.7 |
| Interest expense | (70.7) | (55.4) | (38.6) |
| Other income/(expense), net | 3.3 | (6.4) | (6.2) |
| Net income | $ 114.0 | $ 112.0 | $ 108.1 |

Other liabilities included in the Company's accompanying Consolidated Balance Sheets include investments in certain real estate joint ventures totaling $5.1 million at December 31, 2024 and 2023. The Company has varying equity interests in these real estate joint ventures, which may differ from their proportionate share of net income or loss recognized in accordance with GAAP.

The Company's maximum exposure to losses associated with its unconsolidated joint ventures is primarily limited to its carrying value in these investments. Generally, such investments contain operating properties and the Company has determined these entities do not contain the characteristics of a VIE. As of December 31, 2024 and 2023, the Company's carrying value in these investments was $1.5 billion and $1.1 billion, respectively.

8. Other Investments:

The Company has provided capital to owners and developers of real estate properties through its Preferred Equity program, which is included in Other investments on the Company's Consolidated Balance Sheets. In addition, the Company has invested capital in structured investments, which are primarily accounted for on the equity method of accounting. As of December 31, 2024, the Company's other investments were $107.3 million, of which the Company's net investment under the Preferred Equity program was $70.1 million. As of December 31, 2023, the Company's Other investments were $144.1 million, of which the Company's net investment under the Preferred Equity program was $104.1 million. During 2024, 2023 and 2022, the Company recognized equity in income of $13.8 million, $11.1 million and $16.9 million, respectively, from its preferred equity investments.

During 2024, the Company converted its $50.2 million preferred equity investment into mezzanine loan financing for a property in San Antonio, TX. In addition, the Company acquired the outstanding senior mortgage loan of $146.2 million encumbering the property. See Footnote 12 of the Notes to Consolidated Financial Statements for mortgage and other financing receivable disclosure.

In connection with the RPT Merger, the Company acquired a preferred equity investment of $12.7 million.

During 2023, the Company contributed a land parcel and related entitlements, located in Admore, PA, into a preferred equity investment with a gross value of $19.6 million. As a result, the Company no longer consolidates this land parcel and has a non-controlling interest in this investment.

As of December 31, 2024, these preferred equity investment properties had non-recourse mortgage loans aggregating $93.3 million. These loans have scheduled maturities ranging from six months to 4.5 years and bear interest at rates ranging from Secured Overnight Financing Rate ("SOFR") plus 230 basis points (6.80% as of December 31, 2024) to 8.34%. Due to the Company's preferred position in these investments, the Company's share of each investment is subject to fluctuation and is dependent upon property cash flows. The Company's maximum exposure to losses associated with its preferred equity investments is primarily limited to its invested capital.

9. Marketable Securities:

The amortized cost and unrealized (losses)/gains, net of marketable securities as of December 31, 2024 and 2023, are as follows (in thousands):

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Marketable securities: | | |
| Amortized cost | $ 2,302 | $ 40,110 |
| Unrealized (losses)/gains, net | (12) | 289,947 |
| Total fair value | $ 2,290 | $ 330,057 |

The Company's net (losses)/gains on marketable securities and dividend income for the years ended December 31, 2024, 2023 and 2022, are as follows (in thousands):

| | Year Ended December 31, 2024 | 2023 | 2022 |
|---|---|---|---|
| (Loss)/gain on marketable securities, net | $ (27,679) | $ 21,262 | $ (315,508) |
| Dividend income (included in Other income, net and Special dividend income) | $ 1,705 | $ 202,749 | $ 18,002 |

The portion of unrealized (losses)/gains on marketable securities for the period that relates to marketable securities still held at the reporting date (in thousands):

| | Year Ended December 31, 2024 | 2023 | 2022 |
|---|---|---|---|
| (Loss)/gain on marketable securities, net | $ (27,679) | $ 21,262 | $ (315,508) |
| Less: Net loss/(gain) recognized related to marketable securities sold | 27,652 | 10,614 | (15,120) |
| Unrealized (loss)/gain related to marketable securities still held | $ (27) | $ 31,876 | $ (330,628) |

*Albertsons Companies, Inc. ("ACI") –*

During 2024, the Company sold its remaining 14.2 million shares of common stock of Albertsons Companies Inc. ("ACI"), generating net proceeds of $299.1 million. For tax purposes, the Company recognized a long-term capital gain of $288.7 million during 2024. The Company retained the proceeds from the ACI stock sale and applied available deductions to offset a portion of the gain from the sale and as a result, recorded $26.1 million of federal and state income tax expense.

During 2023, the Company received a $194.1 million special dividend payment on its shares of ACI common stock and recognized this as Special dividend income on the Company's Consolidated Statements of Income. As a result, the Company's Board of Directors declared a $0.09 per share of common stock special cash dividend to maintain distribution requirements as a REIT. This special dividend was paid on December 21, 2023, to shareholders of record on December 7, 2023.

In addition, during 2023, the Company sold 14.1 million shares of ACI common stock, generating net proceeds of $282.3 million. For tax purposes, the Company recognized a long-term capital gain of $241.2 million. The Company retained the proceeds from this stock sale for general corporate purposes and paid federal and state taxes of $60.9 million on the taxable gain.

During 2022, the Company sold 11.5 million shares of ACI common stock, generating net proceeds of $301.1 million. For tax purposes, the Company recognized a long-term capital gain of $251.5 million. The Company elected to retain the proceeds for this stock sale for general corporate purposes and paid federal and state taxes of $57.2 million on the taxable gain.

10. Accounts and Notes Receivable:

The components of Accounts and notes receivable, net of potentially uncollectible amounts as of December 31, 2024 and 2023, are as follows (in thousands):

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Billed tenant receivables | $ 23,011 | $ 30,444 |
| Unbilled common area maintenance, insurance and tax reimbursements | 67,010 | 55,499 |
| Other receivables | 15,865 | 10,086 |
| Straight-line rent receivables | 234,583 | 211,588 |
| Total accounts and notes receivable, net | $ 340,469 | $ 307,617 |

11. Leases:

*Lessor Leases*

The Company's primary source of revenues is derived from lease agreements, which includes rental income and expense reimbursement. The Company's lease income is comprised of minimum base rent, expense reimbursements, percentage rent, lease termination fee income, ancillary income, amortization of above-market and below-market rent adjustments and straight-line rent adjustments.

The disaggregation of the Company's lease income, which is included in Revenue from rental properties, net on the Company's Consolidated Statements of Income, as either fixed or variable lease income based on the criteria specified in ASC 842, for the years ended December 31, 2024, 2023 and 2022, was as follows (in thousands):

| | Year Ended December 31, 2024 | 2023 | 2022 |
|---|---|---|---|
| Lease income: | | | |
| Fixed lease income (1) | $ 1,615,352 | $ 1,409,609 | $ 1,353,024 |
| Variable lease income (2) | 399,627 | 354,093 | 339,722 |
| Above-market and below-market leases amortization, net | 25,205 | 17,253 | 13,591 |
| Adjustments for potentially uncollectible lease income or disputed amounts | (21,119) | (13,898) | 4,511 |
| Total lease income | $ 2,019,065 | $ 1,767,057 | $ 1,710,848 |

(1) Includes minimum base rents, expense reimbursements, ancillary income and straight-line rent adjustments.
(2) Includes minimum base rents, expense reimbursements, percentage rent, lease termination fee income and ancillary income.

Base rental revenues and fixed-rate expense reimbursements from rental properties are recognized on a straight-line basis over the terms of the related leases. The difference between the amount of rental income contracted through leases and rental income recognized on a straight-line basis for the years ended December 31, 2024, 2023 and 2022 was $23.2 million, $22.5 million and $33.8 million, respectively.

The Company is primarily engaged in the operation of shopping centers that are either owned or held under long-term leases that expire at various dates through 2089. The Company, in turn, leases premises in these centers to tenants pursuant to lease agreements which provide for terms ranging generally from five to 25 years and for annual minimum rentals plus incremental rents based on operating expense levels and tenants' sales volumes. Annual minimum rentals plus incremental rents based on operating expense levels and percentage rents comprised 98% of total revenues from rental properties for each of the three years ended December 31, 2024, 2023 and 2022.

The minimum revenues expected to be received by the Company from rental properties under the terms of all non-cancelable tenant leases for future years, assuming no new or renegotiated leases are executed for such premises and excluding variable lease payments, are as follows (in millions):

| | 2025 | 2026 | 2027 | 2028 | 2029 | Thereafter |
|---|---|---|---|---|---|---|
| Minimum revenues | $ 1,560.2 | $ 1,432.5 | $ 1,238.2 | $ 1,022.6 | $ 796.2 | $ 3,574.2 |

*Lessee Leases*

The Company currently leases real estate space under non-cancelable operating lease agreements for ground leases and administrative office leases. The Company's operating leases have remaining lease terms ranging from less than one year to 80.3 years, some of which include options to extend the terms for up to an additional 60 years.

In connection with the RPT Merger, the Company obtained a $13.5 million operating right-of-use asset (excluding an intangible right-of-use asset of $7.4 million) in exchange for a new operating lease liability related to a property under an operating ground lease agreement. In addition, the Company obtained a finance intangible right-of-use asset of $6.8 million (which is included in Other assets on the Company's Consolidated Balance Sheets).

The Company also has three properties under finance ground lease agreements that consist of variable lease payments with a bargain purchase option. As of December 31, 2024, the finance right-of-use assets of $33.0 million are included in Other assets on the Company's Consolidated Balance Sheets and finance lease liabilities of $24.2 million are included in Other liabilities on the Company's Consolidated Balance Sheets. During the three months ended December 2024, the Company exercised its call option to purchase two properties under finance ground lease agreements for an aggregate purchase price of $24.2 million, which was completed in January 2025.

The weighted-average remaining non-cancelable lease term and weighted-average discount rates for the Company's operating and finance leases as of December 31, 2024 were as follows:

| | Operating Leases | Finance Leases |
|---|---|---|
| Weighted-average remaining lease term (in years) | 30.4 | - |
| Weighted-average discount rate | 6.79% | 6.00% |

The components of the Company's lease expense, which are included in interest expense, rent expense and general and administrative expense on the Company's Consolidated Statements of Income for the years ended December 31, 2024, 2023 and 2022, were as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| Lease cost: | | | |
| Finance lease cost | $ 1,459 | $ 1,261 | $ 1,294 |
| Operating lease cost | 15,107 | 14,736 | 12,994 |
| Variable lease cost | 2,300 | 2,241 | 4,143 |
| Total lease cost | $ 18,866 | $ 18,238 | $ 18,431 |

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating and financing lease liabilities (in thousands):

| Year Ending December 31, | Operating Leases | Financing Leases |
|---|---|---|
| 2025 | $ 12,092 | $ 24,167 |
| 2026 | 11,466 | - |
| 2027 | 11,191 | - |
| 2028 | 11,209 | - |
| 2029 | 10,391 | - |
| Thereafter | 255,629 | - |
| Total minimum lease payments | $ 311,978 | $ 24,167 |
| | | |
| Less imputed interest | (194,779) | - |
| Total lease liabilities (1) | $ 117,199 | $ 24,167 |

(1) Operating lease liabilities are included in Operating lease liabilities and financing lease liabilities are included in Other liabilities on the Company's Consolidated Balance Sheets.

12. Other Assets:

*Mortgage and Other Financing Receivables*

The Company has various mortgage and other financing receivables, which consist of loans acquired and loans originated by the Company. As of December 31, 2024 and 2023, the Company had mortgage and other financing receivables, net of allowance for credit losses of $445.0 million and $130.7 million, respectively. During the years ended December 31, 2024, 2023 and 2022, the Company recognized mortgage and other financing income, net of credit losses, of $29.5 million, $12.0 million and $14.4 million, respectively, which is included in Other income, net on the Company's Consolidated Statements of Income. For a complete listing of the Company's mortgage and other financing receivables at December 31, 2024, see Financial Statement Schedule IV included in this Annual Report on Form 10-K.

During 2024, the Company (i) provided $202.8 million of mortgage and other financing loans, (ii) issued $175.1 million of seller financing related to the sale of nine operating properties which were acquired in conjunction with the RPT Merger, (iii) provided $50.2 million of mortgage loan financing related to the Company's previously held preferred equity investment and (iv) collected $108.3 million of mortgage and other financing receivables.

The following table presents the change in the allowance for credit losses for the years ended December 31, 2024, 2023 and 2022, respectively (dollars in thousands):

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| Balance at January 1, | $ 1,300 | $ 1,300 | $ 1,300 |
| Provision for credit losses | 5,500 | - | - |
| Balance at December 31, | $ 6,800 | $ 1,300 | $ 1,300 |

*Software Development Costs*

As of December 31, 2024 and 2023, the Company had unamortized software development costs of $14.9 million and $18.2 million, respectively. The Company expensed $4.5 million, $4.5 million and $3.5 million in amortization of software development costs during the years ended December 31, 2024, 2023 and 2022, respectively.

13. Notes Payable:

As of December 31, 2024 and 2023, the Company's Notes payable, net consisted of the following, excluding extension options (dollars in millions):

| | Carrying Amount at December 31, | | Interest Rate at December 31, | | Maturity Date at |
|---|---|---|---|---|---|
| | 2024 | 2023 | 2024 | 2023 | December 31, 2024 |
| Senior unsecured notes (1) | $ 7,156.8 | $ 7,303.0 | 1.90% - 6.88% | 1.90% - 6.88% | Feb-2025 – Oct-2049 |
| Unsecured term loans | 860.0 | - | 4.58% - 4.78% | n/a | Jan-2026 – Feb-2028 |
| Unsecured Credit Facility (2) | - | - | n/a | n/a | Mar-2027 |
| Fair value debt adjustments, net | 12.9 | 24.9 | n/a | n/a | n/a |
| Deferred financing costs, net (3) | (65.0) | (65.0) | n/a | n/a | n/a |
| | **$ 7,964.7** | **$ 7,262.9** | **3.86%*** | **3.66%*** | |

* Weighted-average interest rate

(1) In February 2025, the Company repaid $500.0 million of 3.30% senior unsecured notes upon maturity.

(2) Accrues interest at a rate of Adjusted Term Secured Overnight Financing Rate ("Adjusted Term SOFR"), as defined, plus 68.5 and 75.5 basis points as of December 31, 2024 and 2023, respectively.

(3) As of December 31, 2024 and 2023, the Company had $4.8 million and $6.7 million, respectively, of deferred financing costs, net related to the Credit Facility that are included in Other assets on the Company's Consolidated Balance Sheets.

In connection with the RPT Merger, the Company assumed the following notes payable (dollars in millions):

| Type | Amount Assumed | | Interest Rate | Maturity Date |
|---|---|---|---|---|
| Unsecured notes (1) | $ | 511.5 | 3.64%-4.74% | Jun-25-Nov-31 |
| Unsecured term loan (2) | $ | 50.0 | 4.15% | Nov-26 |
| Unsecured term loan (2) | $ | 100.0 | 4.11% | Feb-27 |
| Unsecured term loan (2) | $ | 50.0 | 3.43% | Aug-27 |
| Unsecured term loan (2) | $ | 110.0 | 3.71% | Feb-28 |

(1) The Company fully repaid these unsecured notes in January 2024 and incurred a make-whole charge of $0.3 million resulting from this early repayment of these notes, which are included in Merger charges on the Company's Consolidated Statements of Income.

(2) The Company entered into a Seventh Amended and Restated Credit Agreement, through which the assumed term loans were terminated (fully repaid) and new term loans were issued to replace the assumed loans. The new term loans retained the amounts and maturities of the assumed term loans, however the rates (Adjusted Term SOFR plus 90.5 basis points and fluctuates based on credit rating profile and achieving sustainability metric targets, as described in the agreement) and covenants were revised to match those within the Company's Credit Facility. As of December 31, 2024, the interest rate on these term loans is Adjusted Term SOFR plus 81.0 basis points after reductions for sustainability metrics achieved and an upgraded credit rating profile. The Company entered into 20 swap rate agreements with various lenders swapping the interest rates to all-in fixed rates (ranging from 4.5793% to 4.7801% as of December 31, 2024). See Footnote 15 of the Notes to Consolidated Financial Statements for interest rate swap disclosure.

During the years ended December 31, 2024 and 2023, the Company issued the following senior unsecured notes (dollars in millions):

| Date Issued | Amount Issued | | Interest Rate | Maturity Date |
|---|---|---|---|---|
| Sept-24 | $ | 500.0 | 4.850% | Mar-35 |
| Oct-23 | $ | 500.0 | 6.400% | Mar-34 |

During the year ended December 31, 2024, the Company fully repaid the following notes payables (dollars in millions):

| Type | Date Paid | Amount Repaid | | Interest Rate | Maturity Date |
|---|---|---|---|---|---|
| Unsecured note | Jan-24 | $ | 246.2 | 4.45% | Jan-24 |
| Unsecured note | Mar-24 | $ | 400.0 | 2.70% | Mar-24 |

The scheduled maturities of all notes payable, excluding unamortized fair value debt adjustments of $12.9 million and unamortized debt issuance costs of $65.0 million, as of December 31, 2024, were as follows (in millions):

| | 2025 | | 2026 | | 2027 | | 2028 | | 2029 | | Thereafter | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Principal payments | $ | 740.5 | $ | 823.0 | $ | 583.7 | $ | 519.6 | $ | 550.0 | $ | 4,800.0 | $ | 8,016.8 |

The Company's supplemental indentures governing its Senior Unsecured Notes contain covenants whereby the Company is subject to maintaining (a) certain maximum leverage ratios on both unsecured senior corporate and secured debt, minimum debt service coverage ratios and minimum equity levels, (b) certain debt service ratios and (c) certain asset to debt ratios. In addition, the Company is restricted from paying dividends in amounts that exceed by more than $26.0 million the funds from operations, as defined therein, generated through the end of the calendar quarter most recently completed prior to the declaration of such dividend; however, this dividend limitation does not apply to any distributions necessary to maintain the Company's qualification as a REIT providing the Company is in compliance with its total leverage limitations. The Company was in compliance with all of the covenants as of December 31, 2024.

Interest on the Company's fixed-rate Senior Unsecured Notes is payable semi-annually in arrears. Proceeds from these issuances were primarily used for the acquisition of shopping centers, the expansion and improvement of properties in the Company's portfolio and the repayment of certain debt obligations of the Company.

*Credit Facility*

On September 9, 2024, Fitch Ratings assigned the Company a rating of A- for its senior unsecured debt, assigned a BBB credit rating for its preferred stock, and assigned its 'Stable' rating outlook. As a result, the Company achieved certain interest rate reductions and facility fee reductions for its Credit Facility and certain unsecured term loans.

The Company has a $2.0 billion Credit Facility with a group of banks. The Credit Facility is scheduled to expire in March 2027 with two additional six-month options to extend the maturity date, at the Company's discretion, to March 2028. The Credit Facility is guaranteed by the Parent Company. The Credit Facility can be increased to $2.75 billion through an accordion feature. The Credit Facility is a green credit facility tied to sustainability metric targets, as described in the agreement. The Credit Facility accrues interest at a rate of Adjusted Term SOFR, as defined in the terms of the Credit Facility, plus an applicable spread determined by the Company's credit ratings. The interest rate can be further adjusted upward or downward based on the sustainability metric targets, as defined in the agreement. As of December 31, 2024, the interest rate on the Credit Facility is Adjusted Term SOFR plus 68.5 basis points (5.21% as of December 31, 2024) after reductions for sustainability metrics achieved and an upgraded credit rating profile. Pursuant to the terms of the Credit Facility, the Company is subject to certain covenants. As of December 31, 2024, the Credit Facility had no outstanding balance, no appropriations for letters of credit, and the Company was in compliance with its covenants.

*Term Loan Credit Facility*

On January 2, 2024, the Company entered into a new $200.0 million unsecured term loan credit facility (the "Term Loan Credit Facility") pursuant to a credit agreement, which matures in January 2026, with three one-year extension options. The Term Loan Credit Facility accrues interest at a spread (currently 80.0 basis points after reductions for an upgraded credit rating profile) to the Adjusted Term SOFR Rate (as defined in the credit agreement), that fluctuates in accordance with changes in the Company's senior debt ratings. In addition, during 2024, the Company amended the Term Loan Credit Facility, in separate transactions, to increase the aggregate principal amount from $200.0 million to $550.0 million. The additional $350.0 million is subject to the same terms as the existing Term Loan Credit Facility. As of December 31, 2024, the Company had six swap rate agreements with various lenders swapping the overall interest rate on the $550.0 million Term Loan Credit Facility to an all-in fixed rate of 4.6122%. See Footnote 15 of the Notes to Consolidated Financial Statements for interest rate swap disclosure.

14. Mortgages Payable:

Mortgages, collateralized by certain shopping center properties (see Financial Statement Schedule III included in this annual report on Form 10-K), are generally due in monthly installments of principal and/or interest.

As of December 31, 2024 and 2023, the Company's Mortgages payable, net consisted of the following (dollars in millions):

| | Carrying Amount at December 31, | | Interest Rate at December 31, | | Maturity Date at |
|---|---|---|---|---|---|
| | 2024 | 2023 | 2024 | 2023 | December 31, 2024 |
| Mortgages payable | $ 498.1 | $ 355.7 | 3.33% - 7.08% | 3.33% - 7.23% | Feb-2025 – Jun-2031 |
| Fair value debt adjustments, net | (0.6) | (0.6) | n/a | n/a | n/a |
| Deferred financing costs, net | (1.1) | (1.2) | n/a | n/a | n/a |
| | **$ 496.4** | **$ 353.9** | **4.39%*** | **4.22%*** | |

* Weighted-average interest rate

During 2024, the Company (i) assumed $164.6 million of non-recourse mortgage debt through the acquisition of an operating property and (ii) repaid $11.8 million of mortgage debt that encumbered three operating properties.

During 2023, the Company (i) assumed $37.2 million of individual non-recourse mortgage debt through the acquisition of two operating properties, which it subsequently repaid in March 2023 and (ii) repaid $12.3 million of mortgage debt that encumbered two operating properties and a consolidated joint venture operating property.

The scheduled principal payments (excluding any extension options available to the Company) of all mortgages payable, excluding unamortized fair value debt adjustments of $0.6 million and unamortized debt issuance costs of $1.1 million, as of December 31, 2024, were as follows (in millions):

| | 2025 | 2026 | 2027 | 2028 | 2029 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Principal payments | $ 76.4 | $ 11.0 | $ 42.7 | $ 117.7 | $ 238.6 | $ 11.7 | $ 498.1 |

15. Derivatives:

*Derivative Instruments & Hedging Activities*

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company manages economic risks, including interest rate, liquidity, and credit risks, primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company may use derivatives to manage exposures that arise from changes in interest rates and limits the risk by following established risk management policies and procedures, including the use of derivatives.

During 2024, the Company entered into 26 interest rate swap agreements with notional amounts aggregating to $860.0 million. The Company did not enter into any interest rate swap agreements during 2023 and 2022. The interest rate swap agreements are designated as cash flow hedges and are held by the Company to reduce the impact of changes in interest rates on variable rate debt. As of December 31, 2024, all interest rate swaps were deemed effective and are therefore included within AOCI. As of December 31, 2024, the Company expects approximately $3.1 million of accumulated comprehensive income on derivative instruments to be reclassified into earnings as a reduction to interest expense during the next 12 months.

The following table summarizes the terms and fair value of the Company's derivative financial instruments as of December 31, 2024 (amounts in thousands):

| Instrument | Number of Swap Agreements | Associated Debt Instrument | Effective Date | Maturity Date | Notional Amount (1) | Fair Value (2) |
|---|---|---|---|---|---|---|
| Interest rate swap | 1 | $200.0 Million Term Loan | Jan-24 | Jan-29 | $ 200,000 | $ 2,628 |
| Interest rate swaps | 3 | $50.0 Million Term Loan | Jan-24 | Nov-26 | 50,000 | 131 |
| Interest rate swaps | 3 | $100.0 Million Term Loan | Jan-24 | Feb-27 | 100,000 | 368 |
| Interest rate swaps | 7 | $50.0 Million Term Loan | Jan-24 | Aug-27 | 50,000 | 339 |
| Interest rate swaps | 7 | $110.0 Million Term Loan | Jan-24 | Feb-28 | 110,000 | 1,026 |
| Interest rate swaps | 4 | $300.0 Million Term Loan | Jul-24 | Jan-29 | 300,000 | 1,623 |
| Interest rate swap | 1 | $50.0 Million Term Loan | Sept-24 | Jan-29 | 50,000 | 1,124 |
| | | | | | **$ 860,000** | **$ 7,239** |

(1) These interest rate swap agreements utilize a one-month SOFR CME index.
(2) Included within Other assets on the Company's Consolidated Balance Sheets. The Company classifies the interest rate swaps as Level 2 and the fair value of the interest rate swaps are measured on a recurring basis, see Footnote 18 of the Notes to Consolidated Financial Statements.

The table below details the location in the financial statements of the gain/(loss) recognized on interest rate swaps designated as cash flow hedges for the year ended December 31, 2024 (amounts in thousands):

| | Year Ended December 31, 2024 |
|---|---|
| Amount of gain recognized in AOCI on interest rate swaps, net | $ 16,585 |
| Amount reclassified from AOCI into income as Interest expense | $ 9,346 |
| Total amount of Interest expense presented in the Consolidated Statements of Income in which the effects of cash flow hedges are being recorded | $ (307,806) |

The Company has interests in certain unconsolidated joint ventures, which have interest rate swaps. As of December 31, 2024 and 2023, the Company's share of the change in fair value of the cash flow hedges for interest payments was $3.8 million and $3.3 million, respectively, which is included within Accumulated other comprehensive income on the Company's Consolidated Balance Sheets.

*Embedded Derivative Liability*

The Company evaluates its financial instruments, including equity-linked financial instruments, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with FASB ASC Topic 815, "Derivatives and Hedging" ("ASC 815"). For derivative financial instruments that are classified as liabilities, the derivative instrument is initially recognized at fair value with subsequent changes in fair value recognized in each reporting period as a component of Other income, net on the Company's Consolidated Statements of Income. The classification of freestanding derivative instruments, including whether such instruments should be classified as liabilities or as equity, is evaluated at the end of each reporting period.

During 2022, the Company entered into an agreement to purchase a portfolio of eight properties for a sales price of $376.5 million, which were encumbered by $88.8 million of mortgage debt. The Company paid cash of $152.1 million and issued 6,104,831 preferred units ("Preferred Outside Partner Units") and 678,306 common units ("Common Outside Partner Units") with a value of $135.7 million to the sellers (collectively, the "Outside Partner Units").

The transaction includes a call option for the Company to purchase the Outside Partner Units 10 years from the anniversary date of the agreement. The holders of the Outside Partner Units have a put option that would require the Company to purchase (i) 50% of the holder's ownership interest after the first anniversary date, (ii) an additional 25% after the second anniversary date and (iii) the balance of the units after the third anniversary date. The put and call options cannot be separated from the noncontrolling interest. The noncontrolling interests associated with these units are classified in mezzanine equity as redeemable noncontrolling interests as a result of the put right available to the unit holders in the future, an event that is not solely in the Company's control.

This arrangement included an embedded derivative which required separate accounting. The initial value of the embedded derivative was a liability of $56.0 million at the date of purchase. The Company estimated the fair value of the derivative liability using a "with-and-without" method. The "with-and-without" methodology involves valuing the whole instrument on an as-is basis and then valuing the instrument without the individual embedded derivative. The difference between the entire instrument with the embedded derivative compared to the instrument without the embedded derivative was the fair value of the derivative liability on issuance. The analysis reflects the contractual terms of the redeemable preferred and common units and the estimated probability and timing of underlying events, triggering the put and call options, are inputs used to determine the estimated fair value of the embedded derivative. The Company has determined the majority of the inputs used to value its embedded derivative fall within Level 3 of the fair value hierarchy, and, as a result, the fair value valuation of its embedded derivative held as of December 31, 2024 was classified as Level 3 in the fair value hierarchy and is required to be measured at fair value on a recurring basis (see Footnote 18 of the Notes to Consolidated Financial Statements). The embedded derivative liability was $19.9 million and $30.9 million at December 31, 2024 and 2023, respectively.

16. Noncontrolling Interests and Redeemable Noncontrolling Interests:

Noncontrolling interests represent the portion of equity that the Company does not own in those entities it consolidates as a result of having a controlling interest or having determined that the Company was the primary beneficiary of a VIE in accordance with the provisions of the FASB's Consolidation guidance. The Company accounts and reports for noncontrolling interests in accordance with the Consolidation guidance and the Distinguishing Liabilities from Equity guidance issued by the FASB. The Company identifies its noncontrolling interests separately within the equity section on the Company's Consolidated Balance Sheets. The amounts of consolidated net income attributable to the Company and to the noncontrolling interests are presented separately on the Company's Consolidated Statements of Income.

*Noncontrolling interests*

As of December 31, 2024, the Parent Company is the managing member of Kimco OP and owns 99.84% of the limited liability company. Noncontrolling OP Units are owned by third parties and certain officers and directors of the Company. In connection with the RPT Merger, the Parent Company issued 953,400 OP Units in Kimco OP, which were fully vested upon issuance and had a fair market value of $21.0 million. During 2024, the Parent Company granted to certain employees and directors 120,700 LTIP Units with time-based vesting requirements ("Time-Based LTIP Units") and 474,611 LTIP Units, assuming the maximum target performance, with performance-based vesting requirements ("Performance-Based LTIP Units"). See Footnote 24 of the Notes to

Consolidated Financial Statements for further disclosure. As of December 31, 2024, the Parent Company owned 99.84% of the outstanding OP Units in Kimco OP. The OP units are currently redeemable at the option of the holder (subject to restrictions agreed upon at the time of issuance of LTIP Units to certain holders that may restrict such redemption right for a period of time) for the Parent Company's common stock at a ratio of 1:1 or cash at the option of the Parent Company. As of December 31, 2024, noncontrolling interests relating to the Noncontrolling OP units was $22.3 million and consisted of the following:

| Type | Number of Units Remaining | Return Per Annum |
|---|---|---|
| Vested OP Units | 953,242 | Equal to the Company's common stock dividend |
| Time-Based OP Units | 120,700 | Equal to the Company's common stock dividend |
| Performance-Based OP Units | 474,611 | Dividend equivalent OP Units upon vesting |

During 2024, the Company acquired the remaining outside partners' interests in a consolidated property for a purchase price of $3.3 million. This transaction resulted in a decrease in Noncontrolling interests of $3.8 million and a corresponding decrease in Paid-in capital of $0.5 million on the Company's Consolidated Balance Sheets.

The Company owns seven shopping center properties located throughout Puerto Rico. These properties were acquired in 2006 partially through the issuance of $158.6 million of non-convertible units and $45.8 million of convertible units. Noncontrolling interests related to these acquisitions totaled $233.0 million of units, including premiums of $13.5 million and a fair market value adjustment of $15.1 million (collectively, the "Units"). Since the acquisition date, the Company has redeemed a substantial portion of these units. As of December 31, 2024 and 2023, noncontrolling interests relating to the remaining units was $3.4 million and $4.7 million, respectively. These remaining units are redeemable for cash by the holder or at the Company's option, shares of the Company's common stock, based upon the conversion calculation as defined in the agreement. The Units related annual cash distribution rates and related conversion features consisted of the following as of December 31, 2024:

| Type | Par Value Per Unit | Number of Units Remaining | Return Per Annum |
|---|---|---|---|
| Class B-1 Preferred Units | $ 10,000 | 142 | 7.0% |
| Class C DownREIT Units | $ 30.52 | 35,493 | Equal to the Company's common stock dividend |

The Company owns a shopping center located in Bay Shore, NY, which was acquired in 2006 with the issuance of 647,758 redeemable Class B Units at a par value of $37.24 per unit. The units accrue a return equal to the Company's common stock dividend and are redeemable for cash by the holder or at the Company's option, shares of the Company's common stock at a ratio of 1:1. These units are callable by the Company any time after April 3, 2028 and are included in Noncontrolling interests on the Company's Consolidated Balance Sheets. The redemption value of these units is calculated using the 30-day weighted average closing price of the Company's common stock prior to redemption. As of December 31, 2024 and 2023, noncontrolling interest relating to the remaining 377,837 Class B Units was $16.1 million.

Noncontrolling interests also includes 138,015 convertible units issued during 2006 by the Company, which were valued at $5.3 million, including a fair market value adjustment of $0.3 million, related to an interest acquired in an office building located in Albany, NY. These units are currently redeemable at the option of the holder for cash or at the option of the Company for the Company's common stock at a ratio of 1:1. The holder is entitled to a distribution equal to the dividend rate of the Company's common stock.

The Company acquired two consolidated joint ventures structured as DownREIT partnerships. The Raleigh Limited Partnership had 1,813,615 units and the Madison Village Limited Partnership had 174,411 units, together which had an aggregate fair value of $41.7 million. These ventures allow the outside limited partners to redeem their interest in the partnership (at the Company's option) in cash or for the Company's common stock at a ratio of 1:1. The unit holders are entitled to a distribution equal to the dividend rate of the Company's common stock. During 2023, all 174,411 outstanding units in the Madison Village Limited Partnership were redeemed for $3.0 million in cash. This transaction resulted in a net decrease in Noncontrolling interests of $3.7 million and a corresponding increase in Paid-in capital totaling $0.7 million, on the Company's Consolidated Balance Sheets. As of December 31, 2024 and 2023, the aggregate redemption value of the remaining noncontrolling interests was $34.4 million and $34.9 million, respectively.

*Redeemable noncontrolling interests*

Included within noncontrolling interests are units that were determined to be contingently redeemable that are classified as Redeemable noncontrolling interests and presented in the mezzanine section between Total liabilities and Stockholder's equity on the Company's Consolidated Balance Sheets.

The Company owns eight shopping center properties located in Long Island, NY, which were acquired during 2022, partially through the issuance of $122.1 million of Preferred Outside Partner Units and $13.6 million of Common Outside Partner Units. The noncontrolling interest is classified as mezzanine equity and included in Redeemable noncontrolling interests on the Company's Consolidated Balance Sheets as a result of the put right available to the unit holders, an event that is not solely in the Company's control. During 2024, 1,481,597 Preferred Outside Partner Units and 355,227 Common Outside Partner Units were redeemed for cash of $38.2 million, in separate transactions. These transactions resulted in a net decrease in Redeemable noncontrolling interests of $27.2 million and a decrease in the embedded derivative liability in Other liabilities of $10.9 million on the Company's Consolidated Balance Sheets. As of December 31, 2024, the Outside Partner Units related to these acquisitions total $57.7 million, including noncontrolling interests of $37.9 million and an embedded derivative liability associated with put and call options of these unitholders of $19.8 million. The Outside Partner Units related annual cash distribution rates and related conversion features consisted of the following as of December 31, 2024:

| Type | Par Value Per Unit | | Number of Units Remaining | Return Per Annum |
|---|---|---|---|---|
| Preferred Outside Partner Units | $ | 20.00 | 2,496,707 | 3.75% |
| Common Outside Partner Units | $ | 20.00 | 266,531 | Equal to the Company's common stock dividend |

The following table presents the change in the redemption value of the Redeemable noncontrolling interests for the years ended December 31, 2024 and 2023 (in thousands):

| | 2024 | | 2023 | |
|---|---|---|---|---|
| Balance at January 1, | $ | 72,277 | $ | 92,933 |
| Net income | | 4,182 | | 5,820 |
| Distributions | | (4,182) | | (5,820) |
| Redemption/conversion of noncontrolling interests (1) | | (27,442) | | (21,070) |
| Adjustment to estimated redemption value | | 3,042 | | 414 |
| Balance at December 31, | $ | 47,877 | $ | 72,277 |

(1) Includes Preferred and Common Outside Partner Units, which were partially redeemed during 2024 and 2023 described above.

17. Variable Interest Entities ("VIE"):

Kimco OP is considered a VIE, and the Parent Company, which consolidates it, is the primary beneficiary. Substantially all of the Parent Company's assets and liabilities are the assets and liabilities of Kimco OP. In addition, included within the Company's operating properties at December 31, 2024 and 2023, are 29 and 30 consolidated entities, respectively, that are VIEs for which the Company is the primary beneficiary. These entities have been established to own and operate real estate property. The Company's involvement with these entities is through its majority ownership and management of the properties. The entities were deemed VIEs primarily because the unrelated investors do not have substantive kick-out rights to remove the general or managing partner by a vote of a simple majority or less, and they do not have substantive participating rights. The Company determined that it was the primary beneficiary of these VIEs as a result of its controlling financial interest. At December 31, 2024, total assets of these VIEs were $1.7 billion and total liabilities were $161.6 million. At December 31, 2023, total assets of these VIEs were $1.8 billion and total liabilities were $180.9 million.

The majority of the operations of these VIEs are funded with cash flows generated from the properties. The Company has not provided financial support to any of these VIEs that it was not previously contractually required to provide, which consists primarily of funding any capital expenditures, including tenant improvements, which are deemed necessary to continue to operate the entity and any operating cash shortfalls that the entity may experience.

All liabilities of these consolidated VIEs are non-recourse to the Company ("VIE Liabilities"). The assets of the unencumbered VIEs are not restricted for use to settle only the obligations of these VIEs. The remaining VIE assets are encumbered by third-party non-recourse mortgage debt. The assets associated with these encumbered VIEs ("Restricted Assets") are collateral under the

respective mortgages and are therefore restricted and can only be used to settle the corresponding liabilities of the VIE. The table below summarizes the consolidated VIEs and the classification of the Restricted Assets and VIE Liabilities on the Company's Consolidated Balance Sheets are as follows (dollars in millions):

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Number of unencumbered VIEs | 27 | 28 |
| Number of encumbered VIEs | 2 | 2 |
| Total number of consolidated VIEs | 29 | 30 |
| | | |
| Restricted Assets: | | |
| Real estate, net | $ 326.1 | $ 379.8 |
| Cash, cash equivalents and restricted cash | 4.1 | 3.9 |
| Accounts and notes receivable, net | 3.4 | 3.6 |
| Other assets | 1.3 | 1.3 |
| Total Restricted Assets | $ 334.9 | $ 388.6 |
| | | |
| VIE Liabilities: | | |
| Mortgages payable, net | $ 85.1 | $ 97.3 |
| Accounts payable and accrued expenses | 11.6 | 11.4 |
| Operating lease liabilities | 1.8 | 5.0 |
| Other liabilities | 63.1 | 67.2 |
| Total VIE Liabilities | $ 161.6 | $ 180.9 |

*Unconsolidated Redevelopment Investment*

Included in the Company's preferred equity investments at December 31, 2024 is an unconsolidated development project which is a VIE for which the Company is not the primary beneficiary. This preferred equity investment was primarily established to develop real estate property for long-term investment and was deemed a VIE primarily based on the fact that the equity investment at risk was not sufficient to permit the entity to finance its activities without additional financial support. The initial equity contributed to this entity was not sufficient to fully finance the real estate construction as development costs are funded by construction loan financing and the partners over the construction period. The Company determined that it was not the primary beneficiary of this VIE based on the fact that the Company has shared control of this entity along with the entity's partners and therefore does not have a controlling financial interest.

As of December 31, 2024 and 2023, the Company's investment in this VIE was $37.6 million and $33.3 million, respectively, which is included in Other investments on the Company's Consolidated Balance Sheets. The Company's maximum exposure to loss as a result of its involvement with this VIE is the Company's carrying value in this investment and its remaining capital commitment obligation. The Company has not provided financial support to this VIE that it was not previously contractually required to provide. All future costs of development will be funded with construction loan financing or capital contributions from the Company and the outside partner in accordance with their respective ownership percentages if necessary.

18. Fair Value Disclosure of Financial Instruments:

All financial instruments of the Company are reflected in the accompanying Consolidated Balance Sheets at amounts which, in management's estimation, based upon an interpretation of available market information and valuation methodologies, reasonably approximate their fair values except those listed below, for which fair values are disclosed. The valuation method used to estimate fair value for fixed-rate and variable-rate debt and mortgage and other finance receivables is based on discounted cash flow analyses, with assumptions that include credit spreads, market yield curves, trading activity, loan amounts and debt maturities. The fair values for marketable securities are based on published values, securities dealers' estimated market values or comparable market sales. The fair value for embedded derivative liability is based on using the "with-and-without" method. Such fair value estimates are not necessarily indicative of the amounts that would be realized upon disposition.

As a basis for considering market participant assumptions in fair value measurements, the FASB's Fair Value Measurements and Disclosures guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

The following table presents the carrying amount and estimated fair value of Company's financial instruments not measured at fair value as of December 31, 2024 and 2023 (in thousands):

| | | December 31, 2024 | | December 31, 2023 | |
|---|---|---|---|---|---|
| | Fair Value Hierarchy | Carrying Amount | Estimated Fair Value | Carrying Amounts | Estimated Fair Value |
| **Assets:** | | | | | |
| Mortgage and other financing receivables (1) | Level 3 | $ 444,966 | $ 443,234 | $ 130,745 | $ 122,323 |
| **Liabilities:** | | | | | |
| Notes payable, net (2) | | | | | |
| Senior unsecured notes | Level 2 | $ 7,106,835 | $ 6,538,784 | $ 7,262,851 | $ 6,671,450 |
| Unsecured term loans | Level 3 | $ 857,903 | $ 861,296 | $ - | $ - |
| Mortgages payable, net (3) | Level 3 | $ 496,438 | $ 469,734 | $ 353,945 | $ 329,955 |

(1) The carrying value includes allowance for credit losses of $6.8 million and $1.3 million as of December 31, 2024 and 2023, respectively.
(2) The carrying value includes deferred financing costs of $65.0 million as of both December 31, 2024 and 2023.
(3) The carrying value includes deferred financing costs of $1.1 million and $1.2 million as of December 31, 2024 and 2023, respectively.

The Company has certain financial instruments that must be measured under the FASB's Fair Value Measurements and Disclosures guidance, including available for sale securities, interest rate swap derivative assets/liabilities and embedded derivative liabilities. The Company currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level of the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The tables below present the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2023, aggregated by the level of the fair value hierarchy within which those measurements fall (in thousands):

| | Balance at December 31, 2024 | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| **Assets:** | | | | |
| Marketable equity securities | $ 2,290 | $ 2,290 | $ - | $ - |
| Interest rate swaps derivative assets | $ 7,239 | $ - | $ 7,239 | $ - |
| **Liabilities:** | | | | |
| Embedded derivative liability | $ 19,864 | $ - | $ - | $ 19,864 |

| | Balance at December 31, 2023 | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| **Assets:** | | | | |
| Marketable equity securities | $ 330,057 | $ 330,057 | $ - | $ - |
| **Liabilities:** | | | | |
| Embedded derivative liability | $ 30,914 | $ - | $ - | $ 30,914 |

The significant unobservable input (Level 3 inputs) used in measuring the Company's embedded derivative liability, which is categorized with Level 3 of the fair value hierarchy, is the discount rate of 6.40% as of December 31, 2024 and 2023.

The table below summarizes the change in the fair value of the embedded derivative liability for the years ended December 31, 2024 and 2023 (in thousands):

| | Year Ended December 31, 2024 | Year Ended December 31, 2023 |
|---|---|---|
| Balance as of January 1, | $ 30,914 | $ 56,000 |
| Settlements | (10,920) | (22,446) |
| Change in fair value (included in Other income, net) | (130) | (734) |
| Change in fair value (included in Paid-in capital) | - | (1,906) |
| Balance as of December 31, | $ 19,864 | $ 30,914 |

Assets measured at fair value on a non-recurring basis at December 31, 2023 are as follows (in thousands):

| | Balance at December 31, 2023 | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Real estate | $ 11,724 | $ - | $ - | $ 11,724 |

During the year ended December 31, 2024 and 2023, the Company recognized impairment charges related to adjustments to property carrying values of $4.5 million and $14.0 million, respectively. The Company's estimated fair values of these assets were primarily based upon estimated sales prices from signed contracts or letters of intent from third-party offers, which were less than the carrying value of the assets. The Company does not have access to the unobservable inputs used to determine the estimated fair values of third-party offers. Based on these inputs, the Company determined that its valuation of these investments was classified within Level 3 of the fair value hierarchy.

19. Segment Reporting:

The Company is an owner and operator of open-air, grocery-anchored shopping centers and mixed-used assets of which all the Company's properties are located within the U.S., inclusive of Puerto Rico. Management does not distinguish or group its operations on a geographical basis for purposes of allocating resources or capital. The Company reviews and evaluates operating and financial data for each property on an individual basis. As a result, each of the Company's individual properties is a separate operating segment. The Company defines its reportable segments to be in accordance with the method of internal reporting and the manner in which the Company's chief operating decision maker ("CODM"), makes key operating decisions, evaluates financial results, allocates resources and manages the Company's business. Accordingly, the Company aggregates its operating segments into a single reportable segment due to the similarities with regard to the nature and economics of its properties, tenants and operations, which are operated using consistent business strategies.

In accordance with ASC 280, the Company's CODM has been identified as the Chief Executive Officer. The CODM evaluates the Company's portfolio and assesses the ongoing operations and performance of its consolidated properties and the Company's share of unconsolidated joint venture operations. The accounting policies of the reportable segments are the same as the Company's accounting policies. Net Operating Income ("NOI") is the primary performance measure reviewed by the Company's CODM to assess operating performance and consists only of revenues and expenses directly related to real estate rental operations. NOI is calculated by deducting property operating expenses from lease revenues and other property related income. NOI reflects property acquisitions and dispositions, occupancy levels, rental rate increases or decreases, and the recoverability of operating expenses. The Company's calculation of NOI may not be directly comparable to similarly titled measures calculated by other REITs. The CODM does not review asset information as a measure to assess performance.

The following table presents accrual-based lease revenue and other property related income and operating expenses included in the Company's share of NOI for its consolidated and unconsolidated properties ("NOI at share") the periods presented (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| Revenues | $ 2,019,065 | $ 1,767,057 | $ 1,710,848 |
| Operating expenses | | | |
| Rent | (16,837) | (15,997) | (15,811) |
| Real estate taxes | (261,700) | (231,578) | (224,729) |
| Operating and maintenance | (359,116) | (309,143) | (290,367) |
| Total operating expenses | (637,653) | (556,718) | (530,907) |
| NOI from unconsolidated real estate joint ventures | 199,522 | 158,903 | 164,995 |
| NOI at share | $ 1,580,934 | $ 1,369,242 | $ 1,344,936 |

The following table presents the reconciliation of NOI at share to Net income (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| NOI at share | $ 1,580,934 | $ 1,369,242 | $ 1,344,936 |
| Adjustments: | | | |
| Management and other fee income | 17,949 | 16,343 | 16,836 |
| General and administrative | (138,140) | (136,807) | (119,534) |
| Impairment charges | (4,476) | (14,043) | (21,958) |
| Merger charges | (25,246) | (4,766) | - |
| Depreciation and amortization | (603,685) | (507,265) | (505,000) |
| Gain on sale of properties | 1,274 | 74,976 | 15,179 |
| Special dividend income | - | 194,116 | - |
| Other income, net | 57,605 | 39,960 | 28,829 |
| Loss/(gain) on marketable securities, net | (27,679) | 21,262 | (315,508) |
| Interest expense | (307,806) | (250,201) | (226,823) |
| Early extinguishment of debt charges | - | - | (7,658) |
| Provision for income taxes, net | (25,417) | (60,952) | (56,654) |
| Equity in income of joint ventures, net | 83,827 | 72,278 | 109,481 |
| Equity in income of other investments, net | 9,821 | 10,709 | 17,403 |
| NOI from unconsolidated real estate joint ventures | (199,522) | (158,903) | (164,995) |
| Net income | $ 419,439 | $ 665,949 | $ 114,534 |

20. Preferred Stock, Common Stock and Convertible Unit Transactions:

*Preferred Stock*

The Company's outstanding Preferred Stock is detailed below (in thousands, except share, per share data and par values):

| As of December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|
| Class of Preferred Stock | Shares Authorized | Shares Issued and Outstanding | Liquidation Preference | Dividend Rate | Annual Dividend per Depositary Share | Par Value | Optional Redemption Date |
| Class L | 10,350 | 8,902 | $ 222,543 | 5.125% | $ 1.28125 | $ 1.00 | 8/16/2022 |
| Class M | 10,580 | 10,465 | 261,636 | 5.250% | $ 1.31250 | $ 1.00 | 12/20/2022 |
| Class N (1) | 1,849 | 1,439 | 71,934 | 7.250% | $ 3.62500 | $ 1.00 | N/A |
| | | 20,806 | $ 556,113 | | | | |

(1) In connection with the RPT Merger, the Company issued 1,849 shares of Class N Preferred Stock with a par value of $1.00 per share, represented by 1,848,539 depositary shares, which had a fair market value of $105.6 million. The Class N Preferred Stock depositary shares are convertible by the holders at an exchange ratio of 2.3071 into the Company's common shares or under certain circumstances by the Company's election. As of December 31, 2024, the Class N Preferred Stock was potentially convertible into 3.3 million shares of common stock.

**As of December 31, 2023**

| Class of Preferred Stock | Shares Authorized | Shares Issued and Outstanding | Liquidation Preference (in thousands) | Dividend Rate | Annual Dividend per Depositary Share | Par Value | Optional Redemption Date |
|---|---|---|---|---|---|---|---|
| Class L | 10,350 | 8,902 | $ 222,543 | 5.125% | $ 1.28125 | $ 1.00 | 8/16/2022 |
| Class M | 10,580 | 10,465 | 261,636 | 5.250% | $ 1.31250 | $ 1.00 | 12/20/2022 |
| | | 19,367 | $ 484,179 | | | | |

The Company's Class L and Class M Preferred Stock Depositary Shares are not convertible or exchangeable for any other property or securities of the Company.

During January 2024, Company's Board of Directors authorized the repurchase of up to 891,000 depositary shares of Class L Preferred Stock, 1,047,000 depositary shares of Class M Preferred Stock, and 185,000 depositary shares of Class N Preferred Stock through February 28, 2026. During the year ended December 31, 2024, the Company repurchased the following preferred stock:

| Class of Preferred Stock | Depositary Shares Repurchased | Purchase Price (in thousands) |
|---|---|---|
| Class N | 80 | $ 5 |

On November 4, 2024, the Company commenced a tender offer to purchase for cash any and all of its outstanding Class N Preferred Stock depositary shares at a price of $62.00 per depositary share, plus any accrued and unpaid dividends ("Class N Tender Offer"). Pursuant to the terms and conditions of the Class N Tender Offer, which expired on December 12, 2024, the Company repurchased 409,772 Class N depositary shares outstanding on December 16, 2024, for an aggregate cost of $26.7 million, of which $3.3 million was recognized as Preferred stock redemption charges on the Company's Consolidated Statements of Income.

*Voting Rights*

The Class L, M and N Preferred Stock rank pari passu as to voting rights, priority for receiving dividends and liquidation preference as set forth below.

As to any matter on which the Class L, M or N Preferred Stock may vote, including any actions by written consent, each share of the Class L, M or N Preferred Stock shall be entitled to 1,000 votes, each of which 1,000 votes may be directed separately by the holder thereof. With respect to each share of Class L, M or N Preferred Stock, the holder thereof may designate up to 1,000 proxies, with each such proxy having the right to vote a whole number of votes (totaling 1,000 votes per share of Class L, M or N Preferred Stock). As a result, each Class L, M or N Depositary Share is entitled to one vote.

*Liquidation Rights*

In the event of any liquidation, dissolution or winding up of the affairs of the Company, preferred stock holders are entitled to be paid, out of the assets of the Company legally available for distribution to its stockholders, a liquidation preference of $25,000 per share of Class L Preferred Stock, $25,000 per share of Class M Preferred Stock, and $50,000 per share of Class N Preferred Stock ($25.00 per each Class L and Class M depositary share and $50.00 per Class N depositary share), plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of the Company's common stock or any other capital stock that ranks junior to the preferred stock as to liquidation rights.

*Common Stock*

During February 2018, the Company established a common share repurchase program, which is scheduled to expire February 28, 2026. Under this program, the Company may repurchase shares of its common stock, par value $0.01 per share, with an aggregate gross purchase price of up to $300.0 million. The Company did not repurchase any shares under the share repurchase program during 2024 and 2023. As of December 31, 2024, the Company had $224.9 million available under this common share repurchase program.

During September 2023, the Company established an at-the-market continuous offering program (the "ATM Program") pursuant to which the Company may offer and sell from time-to-time shares of its common stock, par value $0.01 per share, with an aggregate gross sales price of up to $500.0 million through a consortium of banks acting as sales agents. Sales of the shares of common stock may be made, as needed, from time to time in "at the market" offerings as defined in Rule 415 of the Securities Act of 1933, as amended, including by means of ordinary brokers' transactions on the New York Stock Exchange or otherwise (i) at market prices prevailing at the time of sale, (ii) at prices related to prevailing market prices or (iii) as otherwise agreed to with the applicable sales agent. In addition, the Company may, from time to time, enter into separate forward sale agreements with one or more banks. The Company issued 5.4 million shares and received net proceeds after commissions and related expenses of $135.8 million under the ATM Program during the year ended December 31, 2024. As of December 31, 2024, the Company had $362.5 million available under this ATM Program.

The Company may, from time to time, repurchase shares of its common stock in amounts that offset new issuances of common stock relating to the exercise of stock options or the issuance of restricted stock awards. These repurchases may occur in open market purchases, privately negotiated transactions or otherwise subject to prevailing market conditions, the Company's liquidity requirements, contractual restrictions and other factors. During 2024, 2023 and 2022, the Company repurchased 792,317, 761,149 and 567,450 shares, respectively, relating to shares of common stock surrendered to the Company to satisfy statutory minimum tax withholding obligations relating to the vesting of restricted stock awards under the Company's equity-based compensation plans.

In connection with the RPT Merger, each RPT common share was converted into 0.6049 shares of newly issued Kimco common stock, resulting in approximately 53.0 million common shares being issued in connection with the RPT Merger.

*Convertible Units*

The Company has various types of convertible units that were issued in connection with the purchase of operating properties (see Footnote 16 of the Notes to Consolidated Financial Statements). The amount of consideration that would be paid to unaffiliated holders of units issued from the Company's consolidated subsidiaries which are not mandatorily redeemable, as if the termination of these consolidated subsidiaries occurred on December 31, 2024, is $54.7 million. The Company has the option to settle such redemption in cash or shares of the Company's common stock. If the Company exercised its right to settle in common stock, the unit holders would receive 2.3 million shares of common stock.

*Dividends Declared*

The following table provides a summary of the dividends declared per share:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2024** | **2023** | **2022** |
| Common Stock (1) | $ 0.97000 | $ 1.02000 | $ 0.84000 |
| Class L Depositary Shares | $ 1.28125 | $ 1.28125 | $ 1.28125 |
| Class M Depositary Shares | $ 1.31250 | $ 1.31250 | $ 1.31250 |
| Class N Depositary Shares | $ 3.62500 | $ - | $ - |

(1) During 2023, the Company's Board of Directors declared a $0.09 per share of common stock special cash dividend to maintain distribution requirements as a REIT.

21. Supplemental Schedule of Non-Cash Investing/Financing Activities:

The following schedule summarizes the non-cash investing and financing activities of the Company for the years ended December 31, 2024, 2023 and 2022 (in thousands):

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| Acquisition of real estate interests: | | | |
| Mortgages payable | $ 164,623 | $ - | $ 79,362 |
| Accounts receivable and other assets | $ 5,264 | $ - | - |
| Accounts payable and other liabilities | $ 12,804 | $ - | $ 59,000 |
| Noncontrolling interests | $ 125 | $ - | $ - |
| Redeemable noncontrolling interests | $ - | $ - | $ 79,663 |
| Lease modification | $ - | $ 12,527 | $ - |
| Proceeds held in escrow through the sale of real estate interests | $ - | $ 3,524 | $ - |
| Disposition of real estate interests through the issuance of mortgage and other financing receivables | $ 175,420 | $ 25,000 | $ - |
| Decrease in other investments through the issuance of mortgage and other financing receivables | $ 50,219 | $ - | $ - |
| Deconsolidation of real estate interests through contribution to other investments | $ - | $ 19,618 | $ - |
| Surrender of common stock/units | $ 15,885 | $ 16,327 | $ 13,790 |
| Declaration of dividends paid in succeeding period | $ 6,409 | $ 5,308 | $ 5,326 |
| Capital expenditures accrual | $ 60,261 | $ 30,892 | $ 29,079 |
| Lease liabilities arising from obtaining operating right-of-use assets | $ 1,448 | $ 1,481 | $ - |
| Lease liabilities arising from obtaining financing right-of-use assets | $ - | $ 3,161 | $ - |
| Decrease in embedded derivative liability from extinguishment | $ - | $ 1,906 | $ - |
| Increase in redeemable noncontrolling interests' carrying amount, net | $ 3,220 | $ 414 | $ - |
| Decrease in noncontrolling interests from redemption of units for common stock | $ - | $ - | $ 1,613 |
| RPT Merger: | | | |
| Real estate assets, net | $ 1,821,052 | $ - | $ - |
| Investment in real estate joint ventures | $ 433,345 | $ - | $ - |
| Investment in other investments | $ 12,672 | $ - | $ - |
| Other assets and liabilities, net | $ (3,109) | $ - | $ - |
| Notes payable | $ (821,500) | $ - | $ - |
| Lease liabilities arising from obtaining operating right-of-use assets | $ (13,506) | $ - | $ - |
| Non-controlling interest | $ (20,975) | $ - | $ - |
| Preferred stock issued in exchange for RPT preferred shares | $ (105,607) | $ - | $ - |
| Common stock issued in exchange for RPT common shares | $ (1,166,775) | $ - | $ - |
| Consolidation of Joint Ventures: | | | |
| Increase in real estate and other assets, net | $ - | $ 54,345 | $ - |
| Increase in mortgages payable, other liabilities and noncontrolling interests | $ - | $ 37,187 | $ - |

The following table provides a reconciliation of cash, cash equivalents and restricted cash recorded on the Company's Consolidated Balance Sheets to the Company's Consolidated Statements of Cash Flows (in thousands):

| | As of December 31, 2024 | As of December 31, 2023 |
|---|---|---|
| Cash and cash equivalents | $ 688,622 | $ 780,518 |
| Restricted cash | 1,109 | 3,239 |
| Total cash, cash equivalents and restricted cash | $ 689,731 | $ 783,757 |

22. Transactions with Related Parties:

*Joint Ventures*

The Company provides management services for shopping centers owned principally by affiliated entities and various real estate joint ventures in which certain stockholders of the Company have economic interests. Such services are performed pursuant to management agreements which provide for fees based upon a percentage of gross revenues from the properties and other direct costs incurred in connection with management of the centers. Substantially all of the Management and other fee income on the Company's Consolidated Statements of Income constitute fees earned from affiliated entities. Reference is made to Footnote 7 of the Notes to Consolidated Financial Statements for additional information regarding transactions with related parties.

During 2023, the Company acquired the remaining 85% interest in three operating properties from the Prudential Investment Program, in separate transactions, with an aggregate gross fair value of $150.7 million. The Company evaluated these transactions pursuant to the FASB's Consolidation guidance and as a result, recognized net gains on change in control of interests of $7.7 million, in aggregate, resulting from the fair value adjustments associated with the Company's previously held equity interests. See Footnote 4 of the Notes to Consolidated Financial Statements for the operating properties acquired by the Company.

*Ripco*

Ripco Real Estate Corp. ("Ripco") business activities include serving as a leasing agent and representative for national and regional retailers including Target, Best Buy, Kohl's and many others, providing real estate brokerage services and principal real estate investing. Todd Cooper, an officer and 50% shareholder of Ripco, is a son of Milton Cooper, Executive Chairman of the Board of Directors of the Company. During 2024, 2023 and 2022, the Company paid brokerage commissions of $0.6 million, $0.5 million and $0.3 million, respectively, to Ripco for services rendered primarily as leasing agent for various national tenants in shopping center properties owned by the Company.

*Fifth Wall*

Mary Hogan Preusse, a member of the Company's Board of Directors, is a Senior Advisor at Fifth Wall. The Company holds an investment in the Fifth Wall's Climate Technology Fund with a commitment of up to $25.0 million, of which $19.0 million has been funded as of December 31, 2024 and a cost method investment of $1.6 million within Fifth Wall's Ventures SPV Fund as of December 31, 2024.

23. <u>Commitments and Contingencies</u>:

*Letters of Credit*

The Company has issued letters of credit in connection with the completion and repayment guarantees primarily on certain of the Company's redevelopment projects and guaranty of payment related to the Company's insurance program. At December 31, 2024, these letters of credit aggregated $39.8 million.

*Funding Commitments*

The Company has other investments, including Fifth Wall discussed above, with funding commitments of $29.0 million, of which $20.0 million has been funded as of December 31, 2024.

*Other*

The Parent Company guarantees the unsecured debt instruments of Kimco OP. These guarantees by the Parent Company are full, irrevocable, unconditional and absolute joint and several guarantees to the holders of each series of such unsecured debt instruments. See Footnote 13 of the Notes to Consolidated Financial Statements for these unsecured debt instruments.

In connection with the construction of its development and redevelopment projects and related infrastructure, certain public agencies require posting of performance and surety bonds to guarantee that the Company's obligations are satisfied. These bonds expire upon the completion of the improvements and infrastructure. As of December 31, 2024, there were $16.2 million in performance and surety bonds outstanding.

The Company provides a guaranty for the payment of any debt service shortfalls on the Sheridan Redevelopment Agency issued Series A bonds, which are tax increment revenue bonds issued in connection with a development project in Sheridan, Colorado. These tax increment revenue bonds have a balance of $36.2 million outstanding at December 31, 2024. The bonds are to be repaid with incremental sales and property taxes and a public improvement fee ("PIF") to be assessed on current and future retail sales and, to the extent necessary, any amounts the Company may have to provide under a guaranty. The revenue generated from incremental sales, property taxes and PIF have satisfied the debt service requirements to date. The incremental taxes and PIF are to remain intact until the earlier of the payment of the bond liability in full or 2040.

In connection with the RPT Merger, the Company provides a guaranty for the payment of any debt service shortfalls on the City of Jacksonville Series 2005A bonds, which are tax increment revenue bonds issued in connection with a redevelopment project in Jacksonville, FL. Repayment of the bonds is to be made in accordance with a level-payment amortization schedule over 20 years, and repayments are made out of tax revenues generated by the redevelopment. The remaining debt service payments due over the

life of the bonds, including principal and interest, are $3.4 million as of December 31, 2024. There have been no payments made by the Company under this guaranty agreement to date and the Company does not expect to make any payments over the life of the agreement.

The Company is subject to various other legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Company taken as a whole as of December 31, 2024.

24. Incentive Plans:

In May 2020, the Company's stockholders approved the 2020 Equity Participation Plan (the "2020 Plan"), which is a successor to the Restated Kimco Realty Corporation 2010 Equity Participation Plan (the "2010 Plan" and together with the 2020 Plan, the "Plan") that expired in March 2020. The 2020 Plan provides for a maximum of 10.0 million shares of the Company's common stock to be reserved for the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalents, LTIP Units, stock payments and deferred stock awards. At December 31, 2024, the Company had 2.9 million shares of common stock available for issuance under the 2020 Plan.

The Company accounts for equity awards in accordance with FASB's Compensation – Stock Compensation guidance which requires that all share-based payments to employees, including grants of employee stock options, restricted stock, performance shares and LTIP Units, be recognized in the Consolidated Statements of Income over the service period based on their fair values. Fair value of performance awards is determined using the Monte Carlo method, which is intended to estimate the fair value of the awards at the grant date. Fair value of restricted shares is based on the price on the date of grant.

The Company recognized expense associated with its equity awards of $34.9 million, $33.1 million and $26.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, the Company had $46.0 million of total unrecognized compensation cost related to unvested stock compensation granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.7 years.

*Stock Options*

During 2024, 2023 and 2022, the Company did not grant any stock options. Information with respect to stock options outstanding under the 2010 Plan for the years ended December 31, 2023 and 2022 are as follows:

| | **Shares** | **Weighted-Average Exercise Price Per Share** | **Aggregate Intrinsic Value (in millions)** |
|---|---|---|---|
| Options outstanding, January 1, 2022 | 488,755 | $ 21.48 | $ 1.5 |
| Exercised | (205,871) | $ 20.56 | $ 0.8 |
| Forfeited | (750) | $ 19.70 | |
| Options outstanding, December 31, 2022 | 282,134 | $ 22.13 | $ - |
| Exercised | (173,038) | $ 21.54 | $ 0.1 |
| Forfeited | (109,096) | $ 21.61 | |
| Options outstanding, December 31, 2023 | - | $ - | $ - |
| Options exercisable (fully vested) | | | |
| December 31, 2022 | 282,134 | $ 22.13 | $ - |
| December 31, 2023 | - | $ - | $ - |

Cash received from options exercised under the 2010 Plan was $3.7 million and $4.2 million for the years ended December 31, 2023 and 2022, respectively.

*Restricted Stock*

Information with respect to restricted stock under the Plan for the years ended December 31, 2024, 2023 and 2022 is as follows:

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| Restricted stock outstanding as of January 1, | 2,746,116 | 2,605,970 | 2,347,608 |
| Granted (1) | 872,150 | 893,880 | 819,090 |
| Vested | (848,930) | (740,866) | (511,772) |
| Forfeited | (23,452) | (12,868) | (48,956) |
| Restricted stock outstanding as of December 31, | 2,745,884 | 2,746,116 | 2,605,970 |

(1) The weighted-average grant date fair value for restricted stock issued during the years ended December 31, 2024, 2023 and 2022 were $19.47, $21.30 and $24.27, respectively.

Restricted shares have the same voting rights as the Company's common stock and are entitled to a cash dividend per share equal to the Company's common dividend which is taxable as ordinary income to the holder. For the years ended December 31, 2024, 2023 and 2022, the dividends paid on unvested restricted shares were $3.0 million, $3.1 million and $2.5 million, respectively.

*Performance Shares*

Information with respect to performance share awards under the Plan for the years ended December 31, 2024, 2023 and 2022 is as follows:

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| Performance share awards outstanding as of January 1, | 989,860 | 1,004,040 | 1,052,100 |
| Granted (1) | 377,690 | 531,200 | 458,660 |
| Vested (2) | (458,660) | (545,380) | (506,720) |
| Performance share awards outstanding as of December 31, | 908,890 | 989,860 | 1,004,040 |

(1) The weighted-average grant date fair value for performance shares issued during the years ended December 31, 2024, 2023 and 2022 were $18.14, $42.61 and $31.19, respectively.
(2) For the years ended December 31, 2024, 2023 and 2022, the corresponding common stock equivalent of these vested awards were 465,540, 970,231 and 998,238 shares, respectively.

The more significant assumptions underlying the determination of fair values for these performance awards granted during 2024, 2023 and 2022 were as follows:

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| Stock price | $ 19.53 | $ 21.30 | $ 24.27 |
| Dividend yield (1) | - | - | - |
| Risk-free rate | 4.39% | 4.38% | 1.72% |
| Volatility (2) | 28.85% | 44.89% | 49.07% |
| Term of the award (years) | 2.87 | 2.87 | 2.87 |

(1) Total Shareholder Return, as used in the performance share awards computation, are measured based on cumulative dividend stock prices, as such a zero percent dividend yield is utilized.
(2) Volatility is based on the annualized standard deviation of the daily logarithmic returns on dividend-adjusted closing prices over the look-back period based on the term of the award.

*Other*

The Company maintains a 401(k)-retirement plan covering substantially all officers and employees, which permits participants to defer up to the maximum allowable amount determined by the Internal Revenue Service of their eligible compensation. This deferred compensation, together with Company matching contributions, which generally equal employee deferrals up to a maximum of 5% of their eligible compensation, is fully vested and funded as of December 31, 2024. The Company's contributions to the plan were $3.4 million, $2.7 million and $2.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. In addition during 2023, the Company provided a discretionary match in the amount of $3.9 million to all participants in the 401(k)-retirement plan.

The Company recognized severance costs associated with employee retirements and terminations during the years ended December 31, 2024, 2023 and 2022, of $9.8 million (including $6.6 million of severance costs included in Merger charges on the Company's Consolidated Statements of Income), $0.4 million and $1.5 million, respectively.

*Time-Based LTIP Units*

During 2024, the Company granted to certain employees and directors 120,700 Time-Based LTIP Units with time-based vesting requirements and a weighted average grant-date fair value of $19.47 per unit that vest ratably over five years subject to continued employment. Compensation expense for these units is being recognized over a five-year period.

The aggregate grant-date fair value of the Time-Based LTIP Units for 2024 was $2.4 million. Granted Time-Based LTIP Units do not have direct redemption rights into shares of Company common stock, but any OP Units into which LTIP Units may be converted are entitled to redemption rights. The Time-Based LTIPs were valued based on the Company's common stock closing share price on the date of grant.

*Performance-Based LTIP Units*

During 2024, the Company granted to certain employees 474,611 Performance-Based LTIP Units, assuming the maximum target performance, with performance-based vesting requirements and a weighted average grant-date fair value of $9.07 per unit.

Performance-Based LTIP Units are performance-based equity compensation pursuant to which participants have the opportunity to earn LTIP Units based on the total shareholder return of the Company's common shares relative to its peers, as defined, or based on other performance criteria as determined by the Board of Directors, over the defined performance period. Any Performance-Based LTIP Units that are earned vest at the end of the three-year performance period. Compensation expense for these units is recognized over the performance period.

The aggregate grant-date fair value of the Performance-Based LTIP Units for 2024 was $3.7 million, valued using Monte Carlo simulations based on the following significant assumptions:

| | 2024 |
|---|---|
| Stock price | 19.53 |
| Dividend yield (1) | - |
| Risk-free interest rate | 4.39% |
| Volatility (2) | 28.85% |
| Term of the award (years) | 2.87 |

(1) Total Shareholder Return, as used in the Performance-Based LTIP Unit computation, are measured based on cumulative dividend stock prices, as such a zero percent dividend yield is utilized.
(2) Volatility is based on the annualized standard deviation of the daily logarithmic returns on dividend-adjusted closing prices over the look-back period based on the term of the award.

25. Defined Benefit Plan:

In August 2021, the Company assumed sponsorship of Weingarten Realty Investors' noncontributory qualified cash balance retirement plan ("the Benefit Plan") in connection with the merger with Weingarten Realty Investors. The Benefit Plan was frozen as of the date of the merger and subsequently terminated as of December 31, 2021. On March 28, 2023, the Internal Revenue Service (the "IRS") issued a favorable determination letter for the termination of the Benefit Plan. As a result, the Company elected to settle the Benefit Plan's obligations through third-party annuity payments, lump sum distributions and direct rollover of funds in an Individual Retirement Account ("IRA Rollovers") based on elections made by the Benefit Plan's participants.

During 2023, the Benefit Plan's obligations were settled through third-party annuity contracts, lump sum distributions and IRA Rollovers. In addition, during 2023, the Benefit Plan transferred excess assets with a value of $3.9 million to the qualified replacement plan managed by the Company and reverted excess assets with a value of $11.0 million to the Company. Upon the liquidation of the Benefit Plan, the Company realized $10.8 million of settlement gains during the year ended December 31, 2023, which are included in Other income, net on the Company's Consolidated Statements of Income and were previously included in Accumulated other comprehensive income on the Company's Consolidated Balance Sheets. In addition, the Company incurred excise taxes of $2.2 million resulting from the pension reversion of excess pension plan assets during the year ended December 31, 2023, which are included in Other income, net on the Company's Consolidated Statements of Income.

The following table summarizes the measurement changes in the Benefit Plan's projected benefit obligation, plan assets and funded status, as well as the components of net periodic benefit costs, including key assumptions, from January 1, 2023 through December 31, 2023 (in thousands):

| | 2023 |
|---|---|
| Change in Projected Benefit Obligation: | |
| Benefit obligation at beginning of period | $ 26,165 |
| Interest cost | 982 |
| Settlement payments | (25,480) |
| Actuarial gain | (189) |
| Benefit payments | (1,478) |
| Benefit obligation at end of period | $ - |
| Change in Plan Assets: | |
| Fair value of plan assets at beginning of period | $ 40,586 |
| Actual return on plan assets | 1,299 |
| Excess assets transfer | (14,927) |
| Settlement payments | (25,480) |
| Benefit payments | (1,478) |
| Fair value of plan assets at end of period | $ - |
| Funded status at end of period (included in Accounts and notes receivable) | $ - |
| Accumulated benefit obligation | $ - |
| Net gain recognized in Accumulated other comprehensive income | $ 267 |

The components of net periodic benefit income/(cost), included in Other income, net in the Company's Consolidated Statements of Income for the years ended December 31, 2023 and 2022 are as follows (in thousands):

| | 2023 | 2022 |
|---|---|---|
| Interest cost | $ (982) | $ (1,052) |
| Expected return on plan assets | 1,221 | 413 |
| Amortization of net gain | - | 37 |
| Settlement gain | 10,848 | - |
| Total | $ 11,087 | $ (602) |

26. Income Taxes:

The Company elected to qualify as a REIT in accordance with the Code commencing with its taxable year which began January 1, 1992. To qualify as a REIT, the Company must meet several organizational and operational requirements, and is required to annually distribute at least 90% of its net taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, the Company will be subject to federal income tax at regular corporate rates to the extent that it distributes less than 100% of its net taxable income, including any net capital gains. Management intends to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate federal income tax, provided that dividends to its stockholders equal at least the amount of its REIT taxable income. If the Company were to fail to qualify as a REIT in any taxable year, it would be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and would not be permitted to elect REIT status for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company is subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through TRSs is subject to federal, state and local income taxes.

*Reconciliation between GAAP Net Income and Federal Taxable Income*

The following table reconciles GAAP net income to taxable income for the years ended December 31, 2024, 2023 and 2022 (in thousands):

| | 2024 (Estimated) | 2023 (Actual) | 2022 (Actual) |
|---|---|---|---|
| GAAP net income attributable to the Company | $ 410,785 | $ 654,273 | $ 125,976 |
| GAAP net income attributable to TRSs | (1,084) | (30) | (5,042) |
| GAAP net income from REIT operations (1) | 409,701 | 654,243 | 120,934 |
| Federal income taxes | 21,626 | 50,686 | 47,328 |
| Net book depreciation in excess of tax depreciation | 142,326 | 111,124 | 120,446 |
| Deferred/prepaid/above-market and below-market rents, net | (41,444) | (30,740) | (38,479) |
| Fair market value debt amortization | (8,026) | (21,053) | (38,303) |
| Book/tax differences from executive compensation | 30,018 | 31,169 | 23,248 |
| Book/tax differences from equity awards | (3,780) | (7,157) | (7,846) |
| Book/tax differences from defined benefit plan | - | 2,948 | - |
| Book/tax differences from investments in and advances to real estate joint ventures | 33,579 | (20,271) | 11,736 |
| Book/tax differences from sale of properties and marketable equity securities | 332,100 | 190,048 | 217,797 |
| Book/tax differences from accounts receivable | 4,702 | (3,596) | (8,430) |
| Book adjustment to property carrying values and marketable equity securities | (28) | (24,206) | 335,199 |
| Taxable currency exchange (loss)/gain, net | - | (2,585) | 198 |
| Tangible property regulation deduction | (153,866) | (55,551) | (61,492) |
| GAAP change in ownership of joint venture interests | - | - | 45,767 |
| Dividends from TRSs | 6,489 | 13 | 243 |
| Severance accrual | 1,276 | (724) | (2,065) |
| Other book/tax differences, net (2) | 20,904 | 11,228 | 2,115 |
| Adjusted REIT taxable income (3) | $ 795,577 | $ 885,576 | $ 768,396 |

Certain amounts in the prior periods have been reclassified to conform to the current year presentation in the table above.

(1) All adjustments to "GAAP net income from REIT operations" are net of amounts attributable to noncontrolling interests and TRSs.
(2) Includes merger related book/tax differences of $22.4 million and $3.4 million for the years ended December 31, 2024 and 2023, respectively.
(3) Includes designated long term capital gain of $104.5 million, $241.2 million and $251.5 million for the years ended December 31, 2024, 2023 and 2022, respectively, for which the Company elected to pay the associated corporate income taxes.

*Characterization of Distributions*

The following characterizes distributions paid for tax purposes for the years ended December 31, 2024, 2023 and 2022, (amounts in thousands):

| | 2024 | | 2023 | | 2022 | |
|---|---|---|---|---|---|---|
| Preferred L Dividends | | | | | | |
| Ordinary income | $ 7,755 | 68% | $ 11,432 | 100% | $ 9,657 | 84% |
| Capital gain | 3,650 | 32% | - | - | 1,839 | 16% |
| | $ 11,405 | 100% | $ 11,432 | 100% | $ 11,496 | 100% |
| Preferred M Dividends | | | | | | |
| Ordinary income | $ 9,340 | 68% | $ 13,749 | 100% | $ 11,615 | 84% |
| Capital gain | 4,396 | 32% | - | - | 2,212 | 16% |
| | $ 13,736 | 100% | $ 13,749 | 100% | $ 13,827 | 100% |
| Preferred N Dividends | | | | | | |
| Ordinary income | $ 3,766 | 68% | - | - | - | - |
| Capital gain | 1,772 | 32% | - | - | - | - |
| | $ 5,538 | 100% | - | - | - | - |
| Common Dividends | | | | | | |
| Ordinary income | $ 443,473 | 68% | $ 622,885 | 99% | $ 418,725 | 81% |
| Capital gain | 208,693 | 32% | - | - | 82,711 | 16% |
| Return of capital | - | - | 6,292 | 1% | 15,508 | 3% |
| | $ 652,166 | 100% | $ 629,177 | 100% | $ 516,944 | 100% |
| Total dividends distributed for tax purposes | **$ 682,845** | | **$ 654,358** | | **$ 542,267** | |

For the years ended December 31, 2024, 2023 and 2022, the Company elected to retain the proceeds from the sale of ACI stock for general corporate purposes in lieu of distributing to its shareholders. The long-term capital gain inherent in the undistributed proceeds is allocated to, and reportable by, each shareholder, and each shareholder is also entitled to claim a federal income tax credit for its allocable share of the federal income tax paid by the Company. The allocable share of the long-term capital gain and the federal tax credit will be reported to direct holders of Kimco common shares, on Form 2439, and to others in year-end reporting documents issued by brokerage firms if Kimco shares are held in a brokerage account.

*Taxable REIT Subsidiaries and Taxable Entities*

The Company is subject to federal, state and local income taxes on income reported through its TRS activities, which include wholly-owned subsidiaries of the Company. The Company's TRSs include Kimco Realty Services II, Inc., FNC Realty Corporation, Kimco Insurance Company, Weingarten Investments Inc., RPT Realty, Inc., Ramco TRS LLC, and the consolidated entity, Blue Ridge Real Estate Company/Big Boulder Corporation.

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the temporary differences between the financial reporting basis and the tax basis of taxable assets and liabilities. The Company's provision/(benefit) for income taxes relating to the Company for the years ended December 31, 2024, 2023 and 2022, are summarized as follows (in thousands):

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| TRSs and taxable entities | $ 97 | $ 83 | $ (533) |
| REIT (1) | 25,320 | 60,869 | 57,187 |
| Total tax provision | $ 25,417 | $ 60,952 | $ 56,654 |

(1) During 2024, 2023 and 2022, the Company sold shares of ACI common stock and recognized long-term capital gains for tax purposes of $288.7 million, $241.2 million and $251.5 million, respectively. During 2024, the Company elected to retain the proceeds from the stock sales for general corporate purposes and, after applying available deductions, also retained net long-term capital gains of $108.2 million and pay corporate income tax on the taxable gain, in the amount of $26.1 million for federal and state income tax purposes. In 2023 and 2022 the Company elected to retain the entire proceeds from these stock sales for general corporate purposes and pay corporate income tax on the related taxable gains. During 2023, the Company incurred federal taxes of $50.7 million and state and local taxes of $10.2 million. During 2022, the Company incurred federal taxes of $47.3 million and state and local taxes of $9.9 million. This undistributed long-term capital gain is allocated to, and reportable by, each shareholder, and each shareholder is also entitled to claim a federal income tax credit for its allocable share of the federal income tax paid by the Company. The allocable share of the long-term capital gain and the federal tax credit will be reported to direct holders of Kimco common stock, on Form 2439, and to others in year-end reporting documents issued by brokerage firms for the Company's common stock held in a brokerage accounts.

*Deferred Tax Assets, Liabilities and Valuation Allowances*

Deferred tax assets and deferred tax liabilities are included in the captions Other assets and Other liabilities, respectively, on the Company's Consolidated Balance Sheets. The Company's deferred tax assets and liabilities at December 31, 2024 and 2023, were as follows (in thousands):

| | 2024 | 2023 |
|---|---|---|
| Deferred tax assets: | | |
| Tax/GAAP basis differences | $ 6,423 | $ 3,293 |
| Net operating losses (1) | 8,775 | 4,463 |
| Valuation allowance | (10,327) | (3,776) |
| Total deferred tax assets | 4,871 | 3,980 |
| Deferred tax liabilities | (6,181) | (5,843) |
| Net deferred tax liabilities | $ (1,310) | $ (1,863) |

(1) Net operating losses do not expire.

The major differences between the GAAP basis of accounting and the basis of accounting used for federal and state income tax reporting consist of depreciation and amortization, impairment charges recorded for GAAP purposes, but not recognized for tax purposes, rental revenue recognized on the straight-line method for GAAP, reserves for doubtful accounts, above-market and below-market lease amortization, differences in GAAP and tax basis of assets sold, and the period in which certain gains were recognized for tax purposes, but not yet recognized under GAAP.

Under GAAP a reduction of the carrying amounts of deferred tax assets by a valuation allowance is required, if, based on the evidence available, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.

*Uncertain Tax Positions*

As of December 31, 2024 and 2023, the Company had no accrual for uncertain tax positions and related interest under the provisions of the authoritative guidance that addresses accounting for income taxes. The Company does not believe that the total amount of unrecognized tax benefits as of December 31, 2024, will significantly increase within the next 12 months.

27. Captive Insurance Company:

In October 2007, the Company formed a wholly owned captive insurance company, KIC, which provides general liability insurance coverage for all losses below the deductible under the Company's third-party liability insurance policy. The Company created KIC as part of its overall risk management program and to stabilize its insurance costs, manage exposure and recoup expenses through the functions of the captive program. The Company capitalized KIC in accordance with the applicable regulatory requirements. KIC established annual premiums based on projections derived from the past loss experience of the Company's properties. KIC has engaged an independent third party to perform an actuarial estimate of future projected claims, related deductibles and projected expenses necessary to fund associated risk management programs. Premiums paid to KIC may be adjusted based on this estimate. Like premiums paid to third-party insurance companies, premiums paid to KIC may be reimbursed by tenants pursuant to specific lease terms. KIC assumes occurrence basis general liability coverage (not including casualty loss or business interruption) for the Company and its affiliates under the terms of a reinsurance agreement entered into by KIC and the reinsurance provider.

From October 1, 2007 through December 31, 2024, KIC assumes 100% of the first $250,000 per occurrence risk layer. This coverage is subject to annual aggregates ranging between $7.8 million and $19.4 million per policy year. The annual aggregate is adjustable based on the amount of audited square footage of the insureds' locations and can be adjusted for subsequent program years. Defense costs erode the stated policy limits. KIC is required to pay the reinsurance provider for unallocated loss adjustment expenses an amount ranging between 8.0% and 12.2% of incurred losses for the policy periods ending September 30, 2008 through February 1, 2021. Beginning February 1, 2021 through February 1, 2025, unallocated loss adjustment expenses are billed on a fee per claim basis ranging between $53 and $1,681 based on the claim type. These amounts do not erode the Company's per occurrence or aggregate limits.

As of December 31, 2024, the Company maintained letters of credit in the amount of $25.3 million issued in favor of the reinsurance provider to provide security for the Company's obligations under its agreements with the reinsurance providers.

Activity in the liability for unpaid losses and loss adjustment expenses for the years ended December 31, 2024 and 2023 is summarized as follows (in thousands):

| | 2024 | 2023 |
|---|---|---|
| Balance at the beginning of the year | $ 20,883 | $ 20,202 |
| Incurred related to: | | |
| Current year | 7,526 | 6,097 |
| Prior years (1) | 1,689 | 2,644 |
| Total incurred | 9,215 | 8,741 |
| Paid related to: | | |
| Current year | (956) | (817) |
| Prior years | (6,914) | (7,243) |
| Total paid | (7,870) | (8,060) |
| Balance at the end of the year | $ 22,228 | $ 20,883 |

(1) Relates to changes in estimates in insured events in the prior years, incurred losses and loss adjustment expenses.

28. Accumulated Other Comprehensive Income ("AOCI"):

The following table presents the change in the components of AOCI for the years ended December 31, 2024, 2023 and 2022 (in thousands):

| | Defined Benefit Plan | Cash Flow Hedges for Interest Payments | Cash Flow Hedges for Interest Payments of Unconsolidated Investee | Total |
|---|---|---|---|---|
| Balance as of January 1, 2022 | $ 2,216 | $ - | $ - | $ 2,216 |
| Other comprehensive income before reclassifications | 8,365 | - | - | 8,365 |
| Amounts reclassified from AOCI | - | - | - | - |
| Net current-period other comprehensive income | 8,365 | - | - | 8,365 |
| Balance as of December 31, 2022 | 10,581 | - | - | 10,581 |
| Other comprehensive income before reclassifications | 267 | - | 3,329 | 3,596 |
| Amounts reclassified from AOCI | (10,848) | - | - | (10,848) |
| Net current-period other comprehensive income | (10,581) | - | 3,329 | (7,252) |
| Balance as of December 31, 2023 | - | - | 3,329 | 3,329 |
| Other comprehensive income before reclassifications | - | 16,585 | 3,929 | 20,514 |
| Amounts reclassified from AOCI | - | (9,346) | (3,459) | (12,805) |
| Net current-period other comprehensive income | - | 7,239 | 470 | 7,709 |
| Balance as of December 31, 2024 | $ - | $ 7,239 | $ 3,799 | $ 11,038 |

On the Company's Consolidated Statements of Income, unrealized gains and losses reclassified from AOCI related to (i) settlement of defined benefit plan is included in Other income, net, (ii) cash flow hedges for interest payments are included in Interest expense and (iii) cash flow hedges for interest payments of unconsolidated investee are included in Equity in income of joint ventures, net.

29. Earnings Per Share:

The following table sets forth the reconciliation of earnings and the weighted-average number of shares used in the calculation of basic and diluted earnings per share (amounts presented in thousands, except per share data):

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| *Computation of Basic and Diluted Earnings Per Share:* | | | |
| Net income available to the Company's common shareholders | $ 375,718 | $ 629,252 | $ 100,758 |
| Change in estimated redemption value of redeemable noncontrolling interests | (1,691) | 2,323 | - |
| Earnings attributable to participating securities | (2,766) | (2,819) | (2,182) |
| Net income available to the Company's common shareholders for basic earnings per share | 371,261 | 628,756 | 98,576 |
| Distributions on convertible units | - | 53 | - |
| Net income available to the Company's common shareholders for diluted earnings per share | $ 371,261 | $ 628,809 | $ 98,576 |
| | | | |
| Weighted average common shares outstanding – basic | 671,561 | 616,947 | 615,528 |
| Effect of dilutive securities (1): | | | |
| Equity awards | 523 | 1,132 | 2,283 |
| Assumed conversion of convertible units | 52 | 120 | 47 |
| Weighted average common shares outstanding – diluted | 672,136 | 618,199 | 617,858 |
| | | | |
| Net income available to the Company's common shareholders: | | | |
| Basic earnings per share | $ 0.55 | $ 1.02 | $ 0.16 |
| Diluted earnings per share | $ 0.55 | $ 1.02 | $ 0.16 |

(1) The effect of the assumed conversion of certain convertible units and convertible preferred stock had an anti-dilutive effect upon the calculation of Net income available to the Company's common shareholders per share. Accordingly, the impact of such conversions has not been included in the determination of diluted earnings per share calculations. Additionally, there were 0.3 million stock options that were not dilutive as of December 31, 2022.

The following table sets forth the reconciliation of Kimco OP's earnings and the weighted-average number of units used in the calculation of basic and diluted earnings per unit (amounts presented in thousands except per unit data):

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| *Computation of Basic and Diluted Earnings Per Unit:* | | | |
| Net income available to Kimco OP's common unitholders | $ 376,373 | $ 629,252 | $ 100,758 |
| Change in estimated redemption value of redeemable noncontrolling interests | (1,691) | 2,323 | - |
| Earnings attributable to participating securities | (2,883) | (2,819) | (2,182) |
| Net income available to Kimco OP's common unitholders for basic earnings per unit | 371,799 | 628,756 | 98,576 |
| Distributions on convertible units | - | 53 | - |
| Net income available to Kimco OP's common shareholders for diluted earnings per unit | $ 371,799 | $ 628,809 | $ 98,576 |
| | | | |
| Weighted average common units outstanding – basic | 672,512 | 616,947 | 615,528 |
| Effect of dilutive securities (1): | | | |
| Equity awards | 523 | 1,132 | 2,283 |
| Assumed conversion of convertible units | 51 | 120 | 47 |
| Weighted average common units outstanding – diluted | 673,086 | 618,199 | 617,858 |
| | | | |
| Net income available to Kimco OP's common unitholders: | | | |
| Basic earnings per unit | $ 0.55 | $ 1.02 | $ 0.16 |
| Diluted earnings per unit | $ 0.55 | $ 1.02 | $ 0.16 |

(1) The effect of the assumed conversion of certain convertible units and convertible preferred units had an anti-dilutive effect upon the calculation of Net income available to Kimco OP’s common unitholders per unit. Accordingly, the impact of such conversions has not been included in the determination of diluted earnings per unit calculations.

The Company's unvested restricted share/unit awards contain non-forfeitable rights to distributions or distribution equivalents. The impact of the unvested restricted share/unit awards on earnings per share/unit has been calculated using the two-class method whereby earnings are allocated to the unvested restricted share/unit awards based on dividends declared and the unvested restricted shares/units' participation rights in undistributed earnings.

**KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES**
**SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS**
**For the Years Ended December 31, 2024, 2023 and 2022**
**(in thousands)**

| | Balance at beginning of period | Charged to expenses | Adjustments to valuation accounts | Deductions | Balance at end of period |
|---|---|---|---|---|---|
| Year Ended December 31, 2024 | | | | | |
| Allowance for uncollectable accounts (1) | $ 4,528 | $ - | $ 2,043 | $ - | $ 6,571 |
| Allowance for deferred tax asset | $ 3,776 | $ - | $ 6,551 | $ - | $ 10,327 |
| | | | | | |
| Year Ended December 31, 2023 | | | | | |
| Allowance for uncollectable accounts (1) | $ 6,982 | $ - | $ - | $ (2,454) | $ 4,528 |
| Allowance for deferred tax asset | $ - | $ - | $ 3,776 | $ - | $ 3,776 |
| | | | | | |
| Year Ended December 31, 2022 | | | | | |
| Allowance for uncollectable accounts (1) | $ 8,339 | $ - | $ - | $ (1,357) | $ 6,982 |
| Allowance for deferred tax asset | $ 4,067 | $ - | $ (4,067) | $ - | $ - |

(1) Includes allowances on accounts receivable and straight-line rents.

# KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
## SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
### As of December 31, 2024
### (in thousands)

| DESCRIPTION | State | INITIAL COST LAND | INITIAL COST BUILDING AND IMPROVEMENTS | COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1) | LAND | BUILDING AND IMPROVEMENTS | TOTAL | ACCUMULATED DEPRECIATION (2) | TOTAL COST, NET OF ACCUMULATED DEPRECIATION | ENCUMBRANCES (3) | DATE OF ACQUISITION(A) CONSTRUCTION (C) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| *SHOPPING CENTERS* | | | | | | | | | | | |
| ARCADIA BILTMORE PLAZA | AZ | $ 850 | $ 1,212 | $ 110 | $ 850 | $ 1,322 | $ 2,172 | $ 347 | $ 1,825 | $ - | 2021(A) |
| BELL CAMINO CENTER | AZ | 2,427 | 6,439 | 1,190 | 2,427 | 7,630 | 10,056 | 3,194 | 6,862 | - | 2012(A) |
| BELL CAMINO-SAFEWAY PARCEL | AZ | 1,104 | 4,574 | - | 1,104 | 4,574 | 5,678 | 800 | 4,878 | - | 2019(A) |
| BROADWAY MARKETPLACE | AZ | 3,517 | 10,303 | 1,082 | 3,517 | 11,385 | 14,902 | 1,532 | 13,370 | - | 2021(A) |
| CAMELBACK MILLER PLAZA | AZ | 6,236 | 29,230 | 912 | 6,236 | 30,142 | 36,378 | 4,886 | 31,492 | - | 2021(A) |
| CAMELBACK VILLAGE SQUARE | AZ | - | 13,038 | 663 | - | 13,701 | 13,701 | 2,667 | 11,034 | - | 2021(A) |
| CHRISTOWN SPECTRUM | AZ | 33,831 | 91,004 | 28,208 | 76,639 | 76,404 | 153,043 | 22,998 | 130,045 | - | 2015(A) |
| COLLEGE PARK SHOPPING CENTER | AZ | 3,277 | 7,741 | 470 | 3,277 | 8,211 | 11,488 | 3,771 | 7,717 | - | 2011(A) |
| DESERT VILLAGE | AZ | 6,465 | 22,025 | 418 | 6,465 | 22,443 | 28,908 | 3,645 | 25,263 | - | 2021(A) |
| ENTRADA DE ORO PLAZA | AZ | 5,700 | 11,044 | 208 | 5,700 | 11,252 | 16,952 | 2,035 | 14,917 | - | 2021(A) |
| FOUNTAIN PLAZA | AZ | 4,794 | 20,373 | 297 | 4,794 | 20,670 | 25,464 | 2,592 | 22,872 | - | 2021(A) |
| MADERA VILLAGE | AZ | 3,980 | 8,110 | 1,122 | 3,980 | 9,232 | 13,212 | 1,581 | 11,631 | - | 2021(A) |
| MADISON VILLAGE MARKETPLACE | AZ | 4,090 | 18,343 | 357 | 4,090 | 18,700 | 22,790 | 2,541 | 20,249 | - | 2021(A) |
| MESA RIVERVIEW | AZ | 15,000 | - | 149,593 | 308 | 164,285 | 164,593 | 81,337 | 83,256 | - | 2005(C) |
| METRO SQUARE | AZ | 4,101 | 16,411 | 3,821 | 4,101 | 20,232 | 24,333 | 13,030 | 11,303 | - | 1998(A) |
| MONTE VISTA VILLAGE CENTER | AZ | 4,064 | 8,344 | 305 | 4,064 | 8,649 | 12,713 | 1,413 | 11,300 | - | 2021(A) |
| NORTH VALLEY | AZ | 6,862 | 18,201 | 15,042 | 4,796 | 35,309 | 40,105 | 10,130 | 29,975 | - | 2011(A) |
| PLAZA AT MOUNTAINSIDE | AZ | 2,450 | 9,802 | 2,996 | 2,450 | 12,798 | 15,248 | 8,866 | 6,382 | - | 1997(A) |
| PLAZA DEL SOL | AZ | 5,325 | 21,270 | 3,036 | 4,578 | 25,053 | 29,631 | 12,717 | 16,914 | - | 1998(A) |
| PUEBLO ANOZIRA | AZ | 7,734 | 27,063 | 596 | 7,734 | 27,659 | 35,393 | 4,127 | 31,266 | 11,372 | 2021(A) |
| RAINTREE RANCH CENTER | AZ | 7,720 | 30,743 | (87 ) | 7,720 | 30,656 | 38,376 | 3,988 | 34,388 | - | 2021(A) |
| RED MOUNTAIN GATEWAY | AZ | 4,653 | 10,410 | 4,256 | 4,653 | 14,666 | 19,319 | 1,622 | 17,697 | - | 2021(A) |
| SCOTTSDALE HORIZON | AZ | 8,191 | 36,728 | 1,744 | 8,191 | 38,472 | 46,663 | 5,121 | 41,542 | - | 2021(A) |
| SCOTTSDALE WATERFRONT | AZ | 15,872 | 30,112 | 86 | 15,872 | 30,198 | 46,070 | 5,145 | 40,925 | - | 2021(A) |
| SHOPPES AT BEARS PATH | AZ | 3,445 | 2,874 | 388 | 3,445 | 3,262 | 6,707 | 485 | 6,222 | - | 2021(A) |
| SQUAW PEAK PLAZA | AZ | 2,515 | 17,021 | 106 | 2,515 | 17,127 | 19,642 | 2,463 | 17,179 | - | 2021(A) |
| VILLAGE CROSSROADS | AZ | 5,663 | 24,981 | 2,125 | 5,663 | 27,106 | 32,769 | 9,905 | 22,864 | - | 2011(A) |
| 280 METRO CENTER | CA | 38,735 | 94,903 | (2,304 ) | 38,735 | 92,599 | 131,334 | 24,256 | 107,078 | - | 2015(A) |
| 580 MARKET PLACE | CA | 12,769 | 48,768 | 292 | 12,769 | 49,060 | 61,829 | 5,706 | 56,123 | - | 2021(A) |
| 8000 SUNSET STRIP S.C. | CA | 43,012 | 85,115 | 4,727 | 43,012 | 89,842 | 132,854 | 12,627 | 120,227 | - | 2021(A) |
| AAA BUILDING AT STEVENS CREEK | CA | 1,661 | 3,114 | - | 1,661 | 3,114 | 4,775 | 471 | 4,304 | - | 2021(A) |
| ANAHEIM PLAZA | CA | 34,228 | 73,765 | 9,543 | 34,228 | 83,308 | 117,536 | 13,640 | 103,896 | - | 2021(A) |
| BLACK MOUNTAIN VILLAGE | CA | 4,678 | 11,913 | 2,482 | 4,678 | 14,395 | 19,073 | 6,696 | 12,377 | - | 2007(A) |
| BROOKHURST CENTER | CA | 10,493 | 31,358 | 4,515 | 22,300 | 24,066 | 46,366 | 7,572 | 38,794 | - | 2016(A) |

## KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
## SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
### As of December 31, 2024
### (in thousands)

| | | INITIAL COST | | COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1) | | | | | TOTAL COST, NET OF | | DATE OF ACQUISITION(A) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| DESCRIPTION | State | LAND | BUILDING AND IMPROVEMENTS | | LAND | BUILDING AND IMPROVEMENTS | TOTAL | ACCUMULATED DEPRECIATION (2) | ACCUMULATED DEPRECIATION | ENCUMBRANCES (3) | CONSTRUCTION (C) |
| BROOKVALE SHOPPING CENTER | CA | 14,050 | 19,771 | 1,367 | 14,050 | 21,138 | 35,188 | 4,130 | 31,058 | - | 2021(A) |
| CAMBRIAN PARK PLAZA | CA | 41,258 | 2,015 | 3,244 | 41,258 | 5,259 | 46,517 | 721 | 45,796 | - | 2021(A) |
| CENTERWOOD PLAZA | CA | 10,981 | 10,702 | 296 | 10,981 | 10,998 | 21,979 | 1,865 | 20,114 | - | 2021(A) |
| CHICO CROSSROADS | CA | 9,976 | 30,535 | (4,175 ) | 7,905 | 28,431 | 36,336 | 12,891 | 23,445 | - | 2008(A) |
| CHINO HILLS MARKETPLACE | CA | 17,702 | 72,529 | 854 | 17,702 | 73,383 | 91,085 | 10,357 | 80,728 | - | 2021(A) |
| CITY HEIGHTS | CA | 10,687 | 28,325 | (363 ) | 13,909 | 24,740 | 38,649 | 7,670 | 30,979 | - | 2012(A) |
| CORONA HILLS PLAZA | CA | 13,361 | 53,373 | 14,086 | 13,361 | 67,459 | 80,820 | 45,843 | 34,977 | - | 1998(A) |
| COSTCO PLAZA - 541 | CA | 4,996 | 19,983 | (760 ) | 4,996 | 19,223 | 24,219 | 13,245 | 10,974 | - | 1998(A) |
| CREEKSIDE CENTER | CA | 3,871 | 11,563 | 3,266 | 5,154 | 13,546 | 18,700 | 3,014 | 15,686 | - | 2016(A) |
| CROCKER RANCH | CA | 7,526 | 24,878 | 135 | 7,526 | 25,013 | 32,539 | 6,946 | 25,593 | - | 2015(A) |
| CUPERTINO VILLAGE | CA | 19,886 | 46,535 | 29,475 | 19,886 | 76,010 | 95,896 | 29,182 | 66,714 | - | 2006(A) |
| EL CAMINO PROMENADE | CA | 7,372 | 37,592 | 5,275 | 7,372 | 42,867 | 50,239 | 6,093 | 44,146 | - | 2021(A) |
| FREEDOM CENTRE | CA | 8,933 | 18,622 | (267 ) | 8,933 | 18,355 | 27,288 | 2,716 | 24,572 | - | 2021(A) |
| FULTON MARKET PLACE | CA | 2,966 | 6,921 | 17,385 | 6,280 | 20,992 | 27,272 | 7,184 | 20,088 | - | 2005(A) |
| GATEWAY AT DONNER PASS | CA | 4,516 | 8,319 | 15,087 | 8,759 | 19,163 | 27,922 | 4,323 | 23,599 | - | 2015(A) |
| GATEWAY PLAZA | CA | 18,372 | 65,851 | (235 ) | 18,372 | 65,616 | 83,988 | 8,017 | 75,971 | 22,765 | 2021(A) |
| GREENHOUSE MARKETPLACE | CA | 10,976 | 27,721 | 127 | 10,976 | 27,848 | 38,824 | 4,496 | 34,328 | - | 2021(A) |
| GREENHOUSE MARKETPLACE II | CA | 5,346 | 7,188 | (894 ) | 5,346 | 6,294 | 11,640 | 495 | 11,145 | - | 2021(A) |
| HOME DEPOT PLAZA | CA | 4,592 | 18,345 | - | 4,592 | 18,345 | 22,937 | 12,695 | 10,242 | - | 1998(A) |
| KENNETH HAHN PLAZA | CA | 4,115 | 7,661 | (659 ) | - | 11,117 | 11,117 | 5,907 | 5,210 | - | 2010(A) |
| LA MIRADA THEATRE CENTER | CA | 8,817 | 35,260 | 344 | 6,889 | 37,532 | 44,421 | 25,741 | 18,680 | - | 1998(A) |
| LA VERNE TOWN CENTER | CA | 8,414 | 23,856 | 13,598 | 16,362 | 29,506 | 45,868 | 9,691 | 36,177 | - | 2014(A) |
| LABAND VILLAGE SHOPPING CENTER | CA | 5,600 | 13,289 | (708 ) | 5,607 | 12,574 | 18,181 | 7,386 | 10,795 | - | 2008(A) |
| LAKEWOOD PLAZA | CA | 1,294 | 3,669 | (606 ) | - | 4,357 | 4,357 | 1,111 | 3,246 | - | 2014(A) |
| LAKEWOOD VILLAGE | CA | 8,597 | 24,375 | (43 ) | 11,683 | 21,246 | 32,929 | 7,386 | 25,543 | - | 2014(A) |
| LARWIN SQUARE SHOPPING CENTER | CA | 17,234 | 39,731 | 6,501 | 17,234 | 46,232 | 63,466 | 5,749 | 57,717 | - | 2023(A) |
| LINCOLN HILLS TOWN CENTER | CA | 8,229 | 26,127 | 413 | 8,229 | 26,540 | 34,769 | 8,825 | 25,944 | - | 2015(A) |
| LINDA MAR SHOPPING CENTER | CA | 16,549 | 37,521 | 5,451 | 16,549 | 42,972 | 59,521 | 14,094 | 45,427 | - | 2014(A) |
| MADISON PLAZA | CA | 5,874 | 23,476 | 4,938 | 5,874 | 28,414 | 34,288 | 17,741 | 16,547 | - | 1998(A) |
| MARINA VILLAGE | CA | 14,108 | 27,414 | 8,050 | 14,108 | 35,464 | 49,572 | 5,192 | 44,380 | - | 2023(A) |
| NORTH COUNTY PLAZA | CA | 10,205 | 28,934 | 1,339 | 20,895 | 19,583 | 40,478 | 6,253 | 34,225 | - | 2014(A) |
| NOVATO FAIR S.C. | CA | 9,260 | 15,600 | 1,173 | 9,260 | 16,773 | 26,033 | 7,683 | 18,350 | - | 2009(A) |
| ON THE CORNER AT STEVENS CREEK | CA | 1,825 | 4,641 | - | 1,825 | 4,641 | 6,466 | 578 | 5,888 | - | 2021(A) |
| PLAZA DI NORTHRIDGE | CA | 12,900 | 40,575 | 4,696 | 12,900 | 45,271 | 58,171 | 20,109 | 38,062 | - | 2005(A) |
| POWAY CITY CENTRE | CA | 5,855 | 13,792 | 13,214 | 7,248 | 25,613 | 32,861 | 12,285 | 20,576 | - | 2005(A) |
| RANCHO PENASQUITOS TOWNE CTR I | CA | 14,852 | 20,342 | 943 | 14,852 | 21,285 | 36,137 | 6,116 | 30,021 | - | 2015(A) |

## KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
## SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
**As of December 31, 2024**
**(in thousands)**

| DESCRIPTION | State | INITIAL COST LAND | INITIAL COST BUILDING AND IMPROVEMENTS | COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1) | LAND | BUILDING AND IMPROVEMENTS | TOTAL | ACCUMULATED DEPRECIATION (2) | TOTAL COST, NET OF ACCUMULATED DEPRECIATION | ENCUMBRANCES (3) | DATE OF ACQUISITION(A) CONSTRUCTION (C) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| RANCHO PENASQUITOS TWN CTR II | CA | 12,945 | 20,324 | 935 | 12,945 | 21,259 | 34,204 | 6,071 | 28,133 | - | 2015(A) |
| RANCHO PENASQUITOS-VONS PROP. | CA | 2,918 | 9,146 | - | 2,918 | 9,146 | 12,064 | 1,489 | 10,575 | - | 2019(A) |
| RANCHO SAN MARCOS VILLAGE | CA | 9,050 | 29,357 | 8,142 | 9,483 | 37,066 | 46,549 | 3,789 | 42,760 | - | 2021(A) |
| REDWOOD CITY PLAZA | CA | 2,552 | 6,215 | 5,901 | 2,552 | 12,116 | 14,668 | 4,123 | 10,545 | - | 2009(A) |
| SAN DIEGO CARMEL MOUNTAIN | CA | 5,323 | 8,874 | (1,891 ) | 5,323 | 6,983 | 12,306 | 2,863 | 9,443 | - | 2009(A) |
| SAN MARCOS PLAZA | CA | 1,883 | 12,044 | 3,048 | 1,883 | 15,092 | 16,975 | 1,460 | 15,515 | - | 2021(A) |
| SANTEE TROLLEY SQUARE | CA | 40,209 | 62,964 | 3,002 | 40,209 | 65,966 | 106,175 | 24,846 | 81,329 | - | 2015(A) |
| SILVER CREEK PLAZA | CA | 33,541 | 53,176 | 577 | 33,541 | 53,753 | 87,294 | 7,212 | 80,082 | - | 2021(A) |
| SOUTH NAPA MARKET PLACE | CA | 1,100 | 22,159 | 21,943 | 23,119 | 22,083 | 45,202 | 14,612 | 30,590 | - | 2006(A) |
| SOUTHAMPTON CENTER | CA | 10,289 | 64,096 | 471 | 10,289 | 64,567 | 74,856 | 7,520 | 67,336 | 19,541 | 2021(A) |
| STANFORD RANCH | CA | 10,584 | 30,007 | 3,210 | 9,983 | 33,818 | 43,801 | 9,466 | 34,335 | - | 2014(A) |
| STEVENS CREEK CENTRAL S.C. | CA | 41,818 | 45,886 | 814 | 41,818 | 46,700 | 88,518 | 8,004 | 80,514 | - | 2021(A) |
| STONY POINT PLAZA | CA | 10,361 | 38,054 | 26 | 10,361 | 38,080 | 48,441 | 5,234 | 43,207 | - | 2021(A) |
| TRUCKEE CROSSROADS | CA | 2,140 | 28,325 | (18,394 ) | 2,140 | 9,931 | 12,071 | 6,521 | 5,550 | - | 2006(A) |
| TUSTIN HEIGHTS SHOPPING CENTER | CA | 16,745 | 30,953 | 5,870 | 16,745 | 36,823 | 53,568 | 4,421 | 49,147 | - | 2023(A) |
| WESTLAKE SHOPPING CENTER | CA | 16,174 | 64,819 | 121,783 | 16,174 | 186,602 | 202,776 | 82,348 | 120,428 | - | 2002(A) |
| WESTMINSTER CENTER | CA | 60,428 | 64,973 | 657 | 60,428 | 65,630 | 126,058 | 11,926 | 114,132 | 46,828 | 2021(A) |
| WHITTWOOD TOWN CENTER | CA | 57,136 | 105,815 | 5,454 | 57,139 | 111,266 | 168,405 | 30,559 | 137,846 | - | 2017(A) |
| CROSSING AT STONEGATE | CO | 11,909 | 33,111 | 66 | 11,680 | 33,406 | 45,086 | 4,752 | 40,334 | - | 2021(A) |
| DENVER WEST 38TH STREET | CO | 161 | 647 | 331 | 161 | 978 | 1,139 | 778 | 361 | - | 1998(A) |
| EAST BANK S.C. | CO | 1,501 | 6,180 | 8,442 | 1,501 | 14,622 | 16,123 | 5,867 | 10,256 | - | 1998(A) |
| EDGEWATER MARKETPLACE | CO | 7,807 | 32,706 | 674 | 7,807 | 33,380 | 41,187 | 4,465 | 36,722 | - | 2021(A) |
| ENGLEWOOD PLAZA | CO | 806 | 3,233 | 1,407 | 806 | 4,640 | 5,446 | 2,807 | 2,639 | - | 1998(A) |
| FRONT RANGE VILLAGE | CO | 16,634 | 122,714 | (949 ) | 16,634 | 121,765 | 138,399 | 8,073 | 130,326 | - | 2024(A) |
| GREELEY COMMONS | CO | 3,313 | 20,070 | 4,506 | 3,313 | 24,576 | 27,889 | 8,252 | 19,637 | - | 2012(A) |
| HERITAGE WEST S.C. | CO | 1,527 | 6,124 | 3,486 | 1,527 | 9,610 | 11,137 | 5,916 | 5,221 | - | 1998(A) |
| HIGHLANDS RANCH II | CO | 3,515 | 11,756 | 1,798 | 3,515 | 13,554 | 17,069 | 4,864 | 12,205 | - | 2013(A) |
| HIGHLANDS RANCH VILLAGE S.C. | CO | 8,135 | 21,580 | 2,025 | 5,337 | 26,403 | 31,740 | 8,214 | 23,526 | - | 2011(A) |
| LOWRY TOWN CENTER | CO | 3,271 | 32,685 | 1,203 | 3,271 | 33,888 | 37,159 | 4,080 | 33,079 | - | 2021(A) |
| MARKET AT SOUTHPARK | CO | 9,783 | 20,780 | 7,167 | 9,783 | 27,947 | 37,730 | 9,416 | 28,314 | - | 2011(A) |
| NORTHRIDGE SHOPPING CENTER | CO | 4,933 | 16,496 | 5,014 | 8,934 | 17,509 | 26,443 | 8,908 | 17,535 | - | 2013(A) |
| QUINCY PLACE S.C. | CO | 1,148 | 4,608 | 3,344 | 1,148 | 7,952 | 9,100 | 5,140 | 3,960 | - | 1998(A) |
| RIVER POINT AT SHERIDAN | CO | 13,223 | 30,444 | 1,407 | 12,331 | 32,743 | 45,074 | 6,853 | 38,221 | - | 2021(A) |
| RIVER POINT AT SHERIDAN II | CO | 1,255 | 4,231 | - | 1,255 | 4,231 | 5,486 | 635 | 4,851 | - | 2021(A) |

# KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
## SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
### As of December 31, 2024
### (in thousands)

| DESCRIPTION | State | INITIAL COST LAND | INITIAL COST BUILDING AND IMPROVEMENTS | COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1) | LAND | BUILDING AND IMPROVEMENTS | TOTAL | ACCUMULATED DEPRECIATION (2) | TOTAL COST, NET OF ACCUMULATED DEPRECIATION | ENCUMBRANCES (3) | DATE OF ACQUISITION(A) CONSTRUCTION (C) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| VILLAGE CENTER - HIGHLAND RANCH | CO | 1,140 | 2,660 | 284 | 1,140 | 2,944 | 4,084 | 818 | 3,266 | - | 2014(A) |
| VILLAGE CENTER WEST | CO | 2,011 | 8,361 | 1,026 | 2,011 | 9,387 | 11,398 | 2,800 | 8,598 | - | 2011(A) |
| VILLAGE ON THE PARK | CO | 2,194 | 8,886 | 22,213 | 3,018 | 30,275 | 33,293 | 10,358 | 22,935 | - | 1998(A) |
| BRIGHT HORIZONS | CT | 1,212 | 4,611 | 168 | 1,212 | 4,779 | 5,991 | 1,807 | 4,184 | - | 2012(A) |
| HAMDEN MART | CT | 13,668 | 40,890 | 4,841 | 14,226 | 45,173 | 59,399 | 12,500 | 46,899 | 16,844 | 2016(A) |
| HOME DEPOT PLAZA | CT | 7,705 | 30,798 | 4,145 | 7,705 | 34,943 | 42,648 | 23,173 | 19,475 | - | 1998(A) |
| NEWTOWN S.C. | CT | - | 15,635 | 516 | - | 16,151 | 16,151 | 4,151 | 12,000 | - | 2014(A) |
| WEST FARM SHOPPING CENTER | CT | 5,806 | 23,348 | 20,914 | 7,585 | 42,483 | 50,068 | 25,271 | 24,797 | - | 1998(A) |
| WILTON CAMPUS | CT | 10,169 | 31,893 | 3,956 | 10,169 | 35,849 | 46,018 | 11,578 | 34,440 | - | 2013(A) |
| WILTON RIVER PARK SHOPPING CTR | CT | 7,155 | 27,509 | 1,510 | 7,155 | 29,019 | 36,174 | 9,407 | 26,767 | - | 2012(A) |
| BRANDYWINE COMMONS | DE | - | 36,057 | (547 ) | - | 35,510 | 35,510 | 10,680 | 24,830 | - | 2014(A) |
| ARGYLE VILLAGE | FL | 5,228 | 36,814 | 296 | 5,228 | 37,110 | 42,338 | 6,468 | 35,870 | - | 2021(A) |
| BELMART PLAZA | FL | 1,656 | 3,394 | 5,825 | 1,656 | 9,219 | 10,875 | 5,532 | 5,343 | - | 2014(A) |
| BOCA LYONS PLAZA | FL | 13,280 | 37,751 | 554 | 13,280 | 38,305 | 51,585 | 5,113 | 46,472 | - | 2021(A) |
| CAMINO SQUARE | FL | 574 | 2,296 | 977 | 1,675 | 2,172 | 3,847 | 80 | 3,767 | - | 1992(A) |
| CARROLLWOOD COMMONS | FL | 5,220 | 16,884 | 4,869 | 5,220 | 21,753 | 26,973 | 13,876 | 13,097 | - | 1997(A) |
| CENTER AT MISSOURI AVENUE | FL | 294 | 792 | 6,859 | 294 | 7,651 | 7,945 | 2,817 | 5,128 | - | 1968(C) |
| CHEVRON OUTPARCEL | FL | 531 | 1,253 | - | 531 | 1,253 | 1,784 | 509 | 1,275 | - | 2010(A) |
| COLONIAL PLAZA | FL | 25,516 | 54,604 | 4,648 | 25,516 | 59,252 | 84,768 | 11,537 | 73,231 | - | 2021(A) |
| CORAL POINTE S.C. | FL | 2,412 | 20,508 | 1,066 | 2,412 | 21,574 | 23,986 | 5,762 | 18,224 | - | 2015(A) |
| CORAL SQUARE PROMENADE | FL | 710 | 2,843 | 4,227 | 710 | 7,070 | 7,780 | 5,183 | 2,597 | - | 1994(A) |
| CORSICA SQUARE S.C. | FL | 7,225 | 10,757 | 431 | 7,225 | 11,188 | 18,413 | 3,538 | 14,875 | - | 2015(A) |
| COUNTRYSIDE CENTRE | FL | 11,116 | 41,581 | 1,779 | 11,116 | 43,360 | 54,476 | 6,362 | 48,114 | - | 2021(A) |
| CURLEW CROSSING SHOPPING CTR | FL | 5,316 | 12,529 | 1,017 | 3,312 | 15,550 | 18,862 | 8,480 | 10,382 | - | 2005(A) |
| CYPRESS POINT | FL | 4,680 | 24,662 | 15 | 4,680 | 24,677 | 29,357 | 1,366 | 27,991 | - | 2024(A) |
| DANIA POINTE | FL | 105,113 | - | 36,271 | 26,094 | 115,290 | 141,384 | 16,054 | 125,330 | - | 2016(C) |
| DANIA POINTE - PHASE II (4) | FL | - | - | 283,216 | 26,875 | 256,341 | 283,216 | 26,664 | 256,552 | - | 2016(C) |
| EMBASSY LAKES | FL | 6,565 | 18,104 | 1,358 | 6,565 | 19,462 | 26,027 | 2,380 | 23,647 | - | 2021(A) |
| FLAGLER PARK | FL | 26,163 | 80,737 | 6,480 | 26,725 | 86,655 | 113,380 | 35,395 | 77,985 | - | 2007(A) |
| FT LAUDERDALE #1, FL | FL | 1,003 | 2,602 | 18,781 | 1,774 | 20,612 | 22,386 | 13,450 | 8,936 | - | 1974(C) |
| FT. LAUDERDALE/CYPRESS CREEK | FL | 14,259 | 28,042 | 4,618 | 14,259 | 32,660 | 46,919 | 15,911 | 31,008 | - | 2009(A) |
| GRAND OAKS VILLAGE | FL | 7,409 | 19,654 | 780 | 5,846 | 21,997 | 27,843 | 7,383 | 20,460 | - | 2011(A) |
| GROVE GATE S.C. | FL | 366 | 1,049 | 793 | 366 | 1,842 | 2,208 | 1,710 | 498 | - | 1968(C) |
| HIGHLAND LAKES PLAZA | FL | 2,677 | 9,660 | 3,231 | 2,677 | 12,890 | 15,567 | 601 | 14,966 | - | 2024(A) |
| IVES DAIRY CROSSING | FL | 733 | 4,080 | 12,132 | 721 | 16,224 | 16,945 | 11,636 | 5,309 | - | 1985(A) |
| KENDALE LAKES PLAZA | FL | 18,491 | 28,496 | (383 ) | 15,362 | 31,242 | 46,604 | 12,597 | 34,007 | - | 2009(A) |
| LARGO PLAZA | FL | 23,571 | 63,604 | 2,576 | 23,571 | 66,180 | 89,751 | 10,279 | 79,472 | - | 2021(A) |
| MAPLEWOOD PLAZA | FL | 1,649 | 6,626 | 2,251 | 1,649 | 8,877 | 10,526 | 6,056 | 4,470 | - | 1997(A) |

# KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
## SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
### As of December 31, 2024
### (in thousands)

| | | INITIAL COST | | COST CAPITALIZED SUBSEQUENT TO | | | | | TOTAL COST, NET OF | | DATE OF ACQUISITION(A) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| DESCRIPTION | State | LAND | BUILDING AND IMPROVEMENTS | ACQUISITION (1) | LAND | BUILDING AND IMPROVEMENTS | TOTAL | ACCUMULATED DEPRECIATION (2) | ACCUMULATED DEPRECIATION | ENCUMBRANCES (3) | CONSTRUCTION (C) |
| MARATHON SHOPPING CENTER | FL | 2,413 | 8,069 | 3,960 | 1,515 | 12,927 | 14,442 | 2,911 | 11,531 | - | 2013(A) |
| MARKETPLACE OF DELRAY | FL | 13,941 | 24,638 | 356 | 13,941 | 24,993 | 38,934 | 2,013 | 36,921 | - | 2024(A) |
| MERCHANTS WALK | FL | 2,581 | 10,366 | 11,495 | 2,581 | 21,861 | 24,442 | 13,975 | 10,467 | - | 2001(A) |
| MILLENIA PLAZA PHASE II | FL | 7,711 | 20,703 | 6,152 | 7,698 | 26,868 | 34,566 | 12,883 | 21,683 | - | 2009(A) |
| MILLER ROAD S.C. | FL | 1,138 | 4,552 | 4,859 | 1,138 | 9,411 | 10,549 | 6,693 | 3,856 | - | 1986(A) |
| MILLER WEST PLAZA | FL | 6,726 | 10,661 | 435 | 6,726 | 11,096 | 17,822 | 3,253 | 14,569 | - | 2015(A) |
| MISSION BELL SHOPPING CENTER | FL | 5,056 | 11,843 | 8,817 | 5,067 | 20,649 | 25,716 | 9,637 | 16,079 | - | 2004(A) |
| NASA PLAZA | FL | - | 1,754 | 5,559 | - | 7,313 | 7,313 | 5,363 | 1,950 | - | 1968(C) |
| OAK TREE PLAZA | FL | - | 917 | 2,549 | - | 3,466 | 3,466 | 3,122 | 344 | - | 1968(C) |
| OAKWOOD BUSINESS CTR-BLDG 1 | FL | 6,793 | 18,663 | 5,051 | 6,793 | 23,714 | 30,507 | 10,243 | 20,264 | - | 2009(A) |
| OAKWOOD PLAZA NORTH | FL | 35,301 | 141,731 | 3,758 | 35,301 | 145,489 | 180,790 | 33,162 | 147,628 | - | 2016(A) |
| OAKWOOD PLAZA SOUTH | FL | 11,127 | 40,592 | 791 | 11,127 | 41,383 | 52,510 | 10,043 | 42,467 | - | 2016(A) |
| PALMS AT TOWN & COUNTRY | FL | 30,137 | 94,674 | 1,996 | 30,137 | 96,670 | 126,807 | 11,979 | 114,828 | - | 2021(A) |
| PALMS AT TOWN & COUNTRY LIFESTYLE | FL | 26,597 | 92,088 | 1,598 | 26,597 | 93,686 | 120,283 | 12,527 | 107,756 | - | 2021(A) |
| PARK HILL PLAZA | FL | 10,764 | 19,264 | 2,058 | 10,764 | 21,322 | 32,086 | 7,728 | 24,358 | - | 2011(A) |
| PARKWAY SHOPS | FL | 4,774 | 18,461 | 56 | 4,774 | 18,516 | 23,290 | 902 | 22,388 | - | 2024(A) |
| PHILLIPS CROSSING | FL | - | 53,536 | 179 | - | 53,715 | 53,715 | 8,035 | 45,680 | - | 2021(A) |
| PLANTATION CROSSING | FL | 2,782 | 8,077 | 3,329 | 2,782 | 11,406 | 14,188 | 2,945 | 11,243 | - | 2017(A) |
| POMPANO POINTE S.C. | FL | 10,517 | 14,356 | 641 | 10,517 | 14,997 | 25,514 | 3,716 | 21,798 | - | 2012(A) |
| RENAISSANCE CENTER | FL | 9,104 | 36,541 | 46,780 | 9,123 | 83,302 | 92,425 | 22,959 | 69,466 | - | 1998(A) |
| RIVERPLACE SHOPPING CTR. | FL | 7,503 | 31,011 | 5,417 | 7,200 | 36,731 | 43,931 | 14,875 | 29,056 | - | 2010(A) |
| RIVERSIDE LANDINGS S.C. | FL | 3,512 | 14,440 | 835 | 3,512 | 15,275 | 18,787 | 4,181 | 14,606 | - | 2015(A) |
| RIVER CITY MARKETPLACE | FL | 26,970 | 115,484 | 197 | 26,970 | 115,681 | 142,651 | 9,038 | 133,613 | - | 2024(A) |
| SEA RANCH CENTRE | FL | 3,298 | 21,259 | 338 | 3,298 | 21,597 | 24,895 | 3,020 | 21,875 | - | 2021(A) |
| SHOPPES AT DEERFIELD | FL | 19,069 | 69,485 | 3,943 | 19,069 | 73,428 | 92,497 | 9,661 | 82,836 | - | 2021(A) |
| SHOPPES AT DEERFIELD II | FL | 788 | 6,388 | (29 ) | 788 | 6,359 | 7,147 | 746 | 6,401 | - | 2021(A) |
| SHOPS AT SANTA BARBARA PHASE 1 | FL | 743 | 5,374 | 309 | 743 | 5,683 | 6,426 | 1,605 | 4,821 | - | 2015(A) |
| SHOPS AT SANTA BARBARA PHASE 2 | FL | 332 | 2,489 | 62 | 332 | 2,551 | 2,883 | 716 | 2,167 | - | 2015(A) |
| SHOPS AT SANTA BARBARA PHASE 3 | FL | 330 | 2,359 | 22 | 330 | 2,381 | 2,711 | 611 | 2,100 | - | 2015(A) |
| SODO S.C. | FL | - | 68,139 | 7,312 | 142 | 75,309 | 75,451 | 29,619 | 45,832 | - | 2008(A) |
| SOUTH MIAMI S.C. | FL | 1,280 | 5,134 | 5,124 | 1,280 | 10,258 | 11,538 | 6,231 | 5,307 | - | 1995(A) |
| SUNSET 19 S.C. | FL | 12,460 | 55,354 | 303 | 12,460 | 55,657 | 68,117 | 8,430 | 59,687 | - | 2021(A) |
| TJ MAXX PLAZA | FL | 10,341 | 38,660 | 205 | 10,341 | 38,865 | 49,206 | 5,327 | 43,879 | - | 2021(A) |
| TRI-CITY PLAZA | FL | 2,832 | 11,329 | 24,372 | 2,832 | 35,701 | 38,533 | 11,254 | 27,279 | - | 1992(A) |
| TUTTLEBEE PLAZA | FL | 255 | 828 | 3,010 | 255 | 3,838 | 4,093 | 2,710 | 1,383 | - | 2008(A) |
| UNIVERSITY TOWN CENTER | FL | 5,515 | 13,041 | 856 | 5,515 | 13,897 | 19,412 | 5,488 | 13,924 | - | 2011(A) |

## KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
## SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
**As of December 31, 2024**
**(in thousands)**

| | | INITIAL COST | | COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1) | | | | | TOTAL COST, NET OF | | DATE OF ACQUISITION(A) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| DESCRIPTION | State | LAND | BUILDING AND IMPROVEMENTS | | LAND | BUILDING AND IMPROVEMENTS | TOTAL | ACCUMULATED DEPRECIATION (2) | ACCUMULATED DEPRECIATION | ENCUMBRANCES (3) | CONSTRUCTION (C) |
| VILLAGE COMMONS S.C. | FL | 2,026 | 5,106 | 2,032 | 2,026 | 7,138 | 9,164 | 2,582 | 6,582 | - | 2013(A) |
| VILLAGE COMMONS SHOPPING CENTER | FL | 2,192 | 8,774 | 7,953 | 2,192 | 16,727 | 18,919 | 9,362 | 9,557 | - | 1998(A) |
| VILLAGE GREEN CENTER | FL | 11,405 | 13,466 | 69 | 11,405 | 13,535 | 24,940 | 2,751 | 22,189 | 16,378 | 2021(A) |
| VIZCAYA SQUARE | FL | 5,773 | 20,965 | 382 | 5,773 | 21,347 | 27,120 | 3,277 | 23,843 | - | 2021(A) |
| WATERFORD LAKES TOWN CENTER | FL | 51,669 | 272,462 | 14,629 | 51,669 | 287,091 | 338,760 | 5,564 | 333,196 | 163,399 | 2024(A) |
| WELLINGTON GREEN COMMONS | FL | 19,528 | 32,521 | 45 | 19,528 | 32,566 | 52,094 | 5,117 | 46,977 | 13,823 | 2021(A) |
| WELLINGTON GREEN PAD SITES | FL | 3,854 | 1,777 | 3,195 | 3,854 | 4,972 | 8,826 | 492 | 8,334 | - | 2021(A) |
| WEST BROWARD S.C. | FL | 4,600 | 15,372 | 743 | 4,600 | 16,115 | 20,715 | 2,724 | 17,991 | - | 2024(A) |
| WINN DIXIE-MIAMI | FL | 2,990 | 9,410 | (50 ) | 3,544 | 8,806 | 12,350 | 2,434 | 9,916 | - | 2013(A) |
| WINTER PARK CORNERS | FL | 5,191 | 42,530 | 482 | 5,191 | 43,012 | 48,203 | 5,215 | 42,988 | - | 2021(A) |
| VILLAGE LAKES S.C. | FL | 6,583 | 17,369 | 128 | 6,583 | 17,497 | 24,080 | 1,032 | 23,048 | - | 2024(A) |
| BRAELINN VILLAGE | GA | 7,315 | 20,739 | 144 | 3,731 | 24,467 | 28,198 | 7,305 | 20,893 | - | 2014(A) |
| BROWNSVILLE COMMONS | GA | 593 | 5,488 | 91 | 593 | 5,579 | 6,172 | 674 | 5,498 | - | 2021(A) |
| CAMP CREEK MARKETPLACE II | GA | 4,441 | 38,596 | 381 | 4,441 | 38,977 | 43,418 | 5,182 | 38,236 | - | 2021(A) |
| EMBRY VILLAGE | GA | 18,147 | 33,010 | 5,417 | 18,161 | 38,413 | 56,574 | 26,169 | 30,405 | - | 2008(A) |
| GRAYSON COMMONS | GA | 2,600 | 13,358 | (21 ) | 2,600 | 13,337 | 15,937 | 1,914 | 14,023 | - | 2021(A) |
| LAKESIDE MARKETPLACE | GA | 2,238 | 28,579 | 1,116 | 2,238 | 29,695 | 31,933 | 3,845 | 28,088 | - | 2021(A) |
| LAWRENCEVILLE MARKET | GA | 8,878 | 29,691 | 1,919 | 9,060 | 31,428 | 40,488 | 11,820 | 28,668 | - | 2013(A) |
| MARKET AT HAYNES BRIDGE | GA | 4,881 | 21,549 | 3,379 | 4,890 | 24,919 | 29,809 | 10,990 | 18,819 | - | 2008(A) |
| NEWNAN PAVILLION | GA | 8,793 | 40,441 | (105 ) | 8,793 | 40,336 | 49,129 | 2,510 | 46,619 | - | 2024(A) |
| PEACHTREE HILL | GA | 6,361 | 16,097 | 377 | 6,361 | 16,474 | 22,835 | 1,078 | 21,757 | - | 2024(A) |
| PERIMETER EXPO PROPERTY | GA | 14,770 | 44,295 | 2,952 | 16,142 | 45,875 | 62,017 | 12,366 | 49,651 | - | 2016(A) |
| PERIMETER VILLAGE | GA | 5,418 | 67,522 | 479 | 5,418 | 68,001 | 73,419 | 9,673 | 63,746 | 24,811 | 2021(A) |
| PROMENADE AT PLEASANT HILL | GA | 14,480 | 25,564 | 517 | 14,480 | 26,081 | 40,561 | 2,275 | 38,286 | - | 2024(A) |
| RIVERWALK MARKETPLACE | GA | 3,512 | 18,863 | 403 | 3,388 | 19,390 | 22,778 | 4,999 | 17,779 | - | 2015(A) |
| ROSWELL CORNERS | GA | 4,536 | 47,054 | 886 | 4,536 | 47,940 | 52,476 | 6,084 | 46,392 | - | 2021(A) |
| ROSWELL CROSSING | GA | 6,270 | 45,338 | 329 | 6,270 | 45,667 | 51,937 | 6,240 | 45,697 | - | 2021(A) |
| WOODSTOCK SQUARE | GA | 8,805 | 39,829 | 661 | 8,805 | 40,490 | 49,295 | 2,357 | 46,938 | - | 2024(A) |
| CLIVE PLAZA | IA | 501 | 2,002 | - | 501 | 2,002 | 2,503 | 1,484 | 1,019 | - | 1996(A) |
| DEER GROVE CENTER | IL | 2,723 | 20,894 | 165 | 2,723 | 21,059 | 23,782 | 1,796 | 21,986 | - | 2024(A) |
| HAWTHORN HILLS SQUARE | IL | 6,784 | 33,034 | 4,310 | 6,784 | 37,344 | 44,128 | 15,081 | 29,047 | - | 2012(A) |
| PLAZA DEL PRADO | IL | 10,204 | 28,410 | 1,737 | 10,172 | 30,179 | 40,351 | 7,962 | 32,389 | - | 2017(A) |
| SKOKIE POINTE | IL | - | 2,276 | 9,868 | 2,628 | 9,516 | 12,144 | 5,744 | 6,400 | - | 1997(A) |
| GREENWOOD S.C. | IN | 423 | 1,883 | 22,097 | 1,641 | 22,762 | 24,403 | 6,745 | 17,658 | - | 1970(C) |
| BUTTERMILK TOWNE CENTER | KY | - | 29,940 | 38 | - | 29,977 | 29,977 | 1,622 | 28,355 | - | 2024(A) |
| FESTIVAL ON JEFFERSON COURT | KY | 5,627 | 26,790 | 549 | 5,627 | 27,339 | 32,966 | 4,735 | 28,231 | - | 2021(A) |

## KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
## SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
### As of December 31, 2024
### (in thousands)

| DESCRIPTION | State | INITIAL COST LAND | INITIAL COST BUILDING AND IMPROVEMENTS | COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1) | LAND | BUILDING AND IMPROVEMENTS | TOTAL | ACCUMULATED DEPRECIATION (2) | TOTAL COST, NET OF ACCUMULATED DEPRECIATION | ENCUMBRANCES (3) | DATE OF ACQUISITION(A) CONSTRUCTION (C) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| ADAMS PLAZA | MA | 2,089 | 3,227 | 257 | 2,089 | 3,484 | 5,573 | 1,091 | 4,482 | - | 2014(A) |
| BROADWAY PLAZA | MA | 6,485 | 343 | - | 6,485 | 343 | 6,828 | 270 | 6,558 | - | 2014(A) |
| BROOKLINE VILLAGE | MA | 1,760 | 2,662 | (123 ) | 1,760 | 2,539 | 4,299 | 177 | 4,122 | - | 2024(A) |
| FALMOUTH PLAZA | MA | 2,361 | 13,066 | 2,159 | 2,361 | 15,225 | 17,586 | 4,049 | 13,537 | - | 2014(A) |
| FELLSWAY PLAZA | MA | 5,300 | 11,014 | 1,778 | 5,300 | 12,792 | 18,092 | 4,099 | 13,993 | - | 2014(A) |
| FESTIVAL OF HYANNIS S.C. | MA | 15,038 | 40,683 | 3,000 | 15,038 | 43,683 | 58,721 | 13,956 | 44,765 | - | 2014(A) |
| GLENDALE SQUARE | MA | 4,699 | 7,141 | 2,868 | 4,699 | 10,009 | 14,708 | 2,302 | 12,406 | - | 2014(A) |
| LINDEN PLAZA | MA | 4,628 | 3,535 | 710 | 4,628 | 4,245 | 8,873 | 2,051 | 6,822 | - | 2014(A) |
| MAIN ST. PLAZA | MA | 556 | 2,139 | (33 ) | 523 | 2,139 | 2,662 | 819 | 1,843 | - | 2014(A) |
| MEMORIAL PLAZA | MA | 16,411 | 27,554 | 1,333 | 16,411 | 28,887 | 45,298 | 7,455 | 37,843 | - | 2014(A) |
| MILL ST. PLAZA | MA | 4,195 | 6,203 | 1,755 | 4,195 | 7,958 | 12,153 | 2,286 | 9,867 | - | 2014(A) |
| MORRISSEY PLAZA | MA | 4,097 | 3,751 | 2,771 | 4,097 | 6,522 | 10,619 | 1,256 | 9,363 | - | 2014(A) |
| NORTHBOROUGH CROSSING | MA | 12,711 | 50,230 | 341 | 12,711 | 50,571 | 63,282 | 3,382 | 59,900 | - | 2024(A) |
| NORTH AVE. PLAZA | MA | 1,164 | 1,195 | 303 | 1,164 | 1,498 | 2,662 | 507 | 2,155 | - | 2014(A) |
| NORTH QUINCY PLAZA | MA | 6,333 | 17,954 | 217 | 3,894 | 20,610 | 24,504 | 5,339 | 19,165 | - | 2014(A) |
| PARADISE PLAZA | MA | 4,183 | 12,195 | 1,511 | 4,183 | 13,706 | 17,889 | 4,438 | 13,451 | - | 2014(A) |
| VINNIN SQUARE IN-LINE | MA | 582 | 2,095 | 28 | 582 | 2,123 | 2,705 | 546 | 2,159 | - | 2014(A) |
| VINNIN SQUARE PLAZA | MA | 5,545 | 16,324 | 919 | 5,545 | 17,243 | 22,788 | 6,072 | 16,716 | - | 2014(A) |
| WASHINGTON ST. PLAZA | MA | 11,008 | 5,652 | 10,666 | 12,958 | 14,368 | 27,326 | 5,497 | 21,829 | - | 2014(A) |
| WASHINGTON ST. S.C. | MA | 7,381 | 9,987 | 3,580 | 7,381 | 13,567 | 20,948 | 3,826 | 17,122 | - | 2014(A) |
| WAVERLY PLAZA | MA | 1,215 | 3,623 | 1,186 | 1,203 | 4,821 | 6,024 | 1,333 | 4,691 | - | 2014(A) |
| CENTRE COURT-GIANT | MD | 3,854 | 12,770 | 128 | 3,854 | 12,898 | 16,752 | 4,942 | 11,810 | 2,331 | 2011(A) |
| CENTRE COURT-OLD COURT/COURTYD | MD | 2,279 | 5,285 | 177 | 2,279 | 5,462 | 7,741 | 1,806 | 5,935 | - | 2011(A) |
| CENTRE COURT-RETAIL/BANK | MD | 1,035 | 7,786 | 892 | 1,035 | 8,678 | 9,713 | 2,770 | 6,943 | - | 2011(A) |
| COLUMBIA CROSSING | MD | 3,613 | 34,345 | 5,249 | 3,613 | 39,594 | 43,207 | 9,633 | 33,574 | - | 2015(A) |
| COLUMBIA CROSSING II SHOP.CTR. | MD | 3,138 | 19,868 | 4,931 | 3,138 | 24,799 | 27,937 | 7,290 | 20,647 | - | 2013(A) |
| COLUMBIA CROSSING OUTPARCELS | MD | 1,279 | 2,871 | 49,621 | 14,855 | 38,916 | 53,771 | 7,720 | 46,051 | - | 2011(A) |
| CROFTON CENTRE | MD | 5,379 | 27,547 | 1,239 | 5,379 | 28,786 | 34,165 | 1,650 | 32,515 | - | 2024(A) |
| DORSEY'S SEARCH VILLAGE CENTER | MD | 6,322 | 27,996 | 1,332 | 6,322 | 29,328 | 35,650 | 7,318 | 28,332 | - | 2015(A) |
| ENCHANTED FOREST S.C. | MD | 20,124 | 34,345 | 2,514 | 20,124 | 36,859 | 56,983 | 10,430 | 46,553 | - | 2014(A) |
| FULLERTON PLAZA | MD | 14,238 | 6,744 | 16,824 | 14,238 | 23,568 | 37,806 | 5,411 | 32,395 | - | 2014(A) |
| GAITHERSBURG S.C. | MD | 245 | 6,788 | 2,124 | 245 | 8,912 | 9,157 | 5,779 | 3,378 | - | 1999(A) |
| GREENBRIER S.C. | MD | 8,891 | 30,305 | 1,314 | 8,891 | 31,619 | 40,510 | 9,052 | 31,458 | - | 2014(A) |
| HARPER'S CHOICE | MD | 8,429 | 18,374 | 1,916 | 8,429 | 20,290 | 28,719 | 5,571 | 23,148 | - | 2015(A) |
| HICKORY RIDGE | MD | 7,184 | 26,948 | 1,452 | 7,184 | 28,400 | 35,584 | 6,634 | 28,950 | - | 2015(A) |
| HICKORY RIDGE (SUNOCO) | MD | 543 | 2,122 | - | 543 | 2,122 | 2,665 | 605 | 2,060 | - | 2015(A) |
| INGLESIDE S.C. | MD | 10,417 | 17,889 | 1,053 | 10,417 | 18,942 | 29,359 | 5,621 | 23,738 | - | 2014(A) |
| KENTLANDS MARKET SQUARE | MD | 20,167 | 84,615 | 20,188 | 20,167 | 104,803 | 124,970 | 21,210 | 103,760 | - | 2016(A) |

## KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
## SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
### As of December 31, 2024
### (in thousands)

| DESCRIPTION | State | INITIAL COST LAND | INITIAL COST BUILDING AND IMPROVEMENTS | COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1) | LAND | BUILDING AND IMPROVEMENTS | TOTAL | ACCUMULATED DEPRECIATION (2) | TOTAL COST, NET OF ACCUMULATED DEPRECIATION | ENCUMBRANCES (3) | DATE OF ACQUISITION(A) CONSTRUCTION (C) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| KINGS CONTRIVANCE | MD | 9,308 | 31,760 | 1,456 | 9,308 | 33,216 | 42,524 | 9,465 | 33,059 | - | 2014(A) |
| LAUREL PLAZA | MD | 350 | 1,398 | 7,210 | 1,571 | 7,387 | 8,958 | 3,908 | 5,050 | - | 1995(A) |
| LAUREL PLAZA | MD | 275 | 1,101 | 174 | 275 | 1,275 | 1,550 | 1,275 | 275 | - | 1972(C) |
| MILL STATION DEVELOPMENT | MD | 21,321 | - | 72,398 | 16,076 | 77,643 | 93,719 | 7,924 | 85,795 | - | 2015(C) |
| MILL STATION THEATER/RSTRNTS | MD | 23,379 | 1,090 | (3,349) | 14,738 | 6,382 | 21,120 | 2,713 | 18,407 | - | 2016(C) |
| PIKE CENTER | MD | - | 61,389 | 22,429 | 21,850 | 61,968 | 83,818 | 6,750 | 77,068 | - | 2021(A) |
| PUTTY HILL PLAZA | MD | 4,192 | 11,112 | 1,440 | 4,192 | 12,552 | 16,744 | 4,714 | 12,030 | - | 2013(A) |
| RADCLIFFE CENTER | MD | 12,043 | 21,188 | 174 | 12,043 | 21,362 | 33,405 | 7,073 | 26,332 | - | 2014(A) |
| RIVERHILL VILLAGE CENTER | MD | 16,825 | 23,282 | 1,266 | 16,825 | 24,548 | 41,373 | 7,847 | 33,526 | - | 2014(A) |
| SHAWAN PLAZA | MD | 4,466 | 20,222 | 222 | 4,466 | 20,444 | 24,910 | 14,788 | 10,122 | - | 2008(A) |
| SHOPS AT DISTRICT HEIGHTS | MD | 8,166 | 21,971 | (1,110) | 7,298 | 21,729 | 29,027 | 5,117 | 23,910 | - | 2015(A) |
| SNOWDEN SQUARE S.C. | MD | 1,929 | 4,558 | 5,187 | 3,326 | 8,348 | 11,674 | 2,822 | 8,852 | - | 2012(A) |
| TIMONIUM CROSSING | MD | 2,525 | 14,863 | 1,775 | 2,525 | 16,638 | 19,163 | 4,257 | 14,906 | - | 2014(A) |
| TIMONIUM SQUARE | MD | 6,000 | 24,283 | 14,367 | 7,311 | 37,339 | 44,650 | 20,808 | 23,842 | - | 2003(A) |
| TOWSON PLACE | MD | 43,887 | 101,765 | 9,582 | 43,271 | 111,963 | 155,234 | 36,181 | 119,053 | - | 2012(A) |
| VILLAGES AT URBANA | MD | 3,190 | 6 | 20,314 | 4,829 | 18,681 | 23,510 | 5,061 | 18,449 | - | 2003(A) |
| WILDE LAKE | MD | 1,468 | 5,870 | 26,902 | 2,577 | 31,663 | 34,240 | 14,081 | 20,159 | - | 2002(A) |
| WILKENS BELTWAY PLAZA | MD | 9,948 | 22,126 | 2,882 | 9,948 | 25,008 | 34,956 | 6,711 | 28,245 | - | 2014(A) |
| YORK ROAD PLAZA | MD | 4,277 | 37,206 | 776 | 4,277 | 37,982 | 42,259 | 9,866 | 32,393 | - | 2014(A) |
| SOUTHFIELD PLAZA | MI | 4,372 | 15,388 | (33) | 4,372 | 15,356 | 19,728 | 964 | 18,764 | - | 2024(A) |
| WEST OAKS S.C. | MI | 10,430 | 95,233 | 680 | 10,430 | 95,912 | 106,342 | 6,529 | 99,813 | - | 2024(A) |
| WINCESTER CENTER | MI | 8,057 | 44,262 | 1,743 | 8,057 | 46,005 | 54,062 | 3,153 | 50,909 | - | 2024(A) |
| CLINTON POINTE | MI | 5,608 | 7,717 | 179 | 5,608 | 7,895 | 13,503 | 577 | 12,926 | - | 2024(A) |
| CENTENNIAL SHOPPES | MN | - | 35,582 | 10 | - | 35,592 | 35,592 | 2,293 | 33,299 | - | 2024(A) |
| THE FOUNTAINS AT ARBOR LAKES | MN | 28,585 | 66,699 | 16,340 | 29,485 | 82,139 | 111,624 | 40,430 | 71,194 | - | 2006(A) |
| WOODBURY LAKES | MN | 11,392 | 58,159 | 2,240 | 11,392 | 60,398 | 71,790 | 6,228 | 65,563 | - | 2024(A) |
| CENTER POINT S.C. | MO | - | 550 | - | - | 550 | 550 | 550 | - | - | 1998(A) |
| HERITAGE PLACE | MO | 7,570 | 43,306 | 284 | 7,570 | 43,589 | 51,159 | 5,303 | 45,857 | - | 2024(A) |
| BRENNAN STATION | NC | 7,750 | 20,557 | 1,239 | 6,322 | 23,224 | 29,546 | 7,879 | 21,667 | - | 2011(A) |
| BRENNAN STATION OUTPARCEL | NC | 628 | 1,666 | (196) | 450 | 1,648 | 2,098 | 524 | 1,574 | - | 2011(A) |
| CAPITAL SQUARE | NC | 3,528 | 12,159 | (122) | 3,528 | 12,037 | 15,565 | 2,129 | 13,436 | - | 2021(A) |
| CLOVERDALE PLAZA | NC | 541 | 720 | 7,434 | 541 | 8,154 | 8,695 | 4,999 | 3,696 | - | 1969(C) |
| CROSSROADS PLAZA | NC | 768 | 3,099 | 1,439 | 768 | 4,538 | 5,306 | 2,921 | 2,385 | - | 2000(A) |
| CROSSROADS PLAZA | NC | 13,406 | 86,456 | 7,098 | 13,843 | 93,117 | 106,960 | 26,758 | 80,202 | - | 2014(A) |
| DAVIDSON COMMONS | NC | 2,979 | 12,860 | 1,018 | 2,979 | 13,878 | 16,857 | 4,792 | 12,065 | - | 2012(A) |
| FALLS POINTE | NC | 4,049 | 27,415 | 166 | 3,990 | 27,640 | 31,630 | 3,623 | 28,007 | - | 2021(A) |
| HIGH HOUSE CROSSING | NC | 3,604 | 10,950 | 220 | 3,604 | 11,170 | 14,774 | 1,816 | 12,959 | - | 2021(A) |
| HOPE VALLEY COMMONS | NC | 3,743 | 16,808 | 184 | 3,743 | 16,992 | 20,735 | 2,291 | 18,444 | - | 2021(A) |
| JETTON VILLAGE SHOPPES | NC | 3,875 | 10,292 | 1,151 | 2,144 | 13,174 | 15,318 | 4,329 | 10,989 | - | 2011(A) |

## KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
## SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
**As of December 31, 2024**
**(in thousands)**

| DESCRIPTION | State | INITIAL COST LAND | INITIAL COST BUILDING AND IMPROVEMENTS | COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1) | LAND | BUILDING AND IMPROVEMENTS | TOTAL | ACCUMULATED DEPRECIATION (2) | TOTAL COST, NET OF ACCUMULATED DEPRECIATION | ENCUMBRANCES (3) | DATE OF ACQUISITION(A) CONSTRUCTION (C) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| LEESVILLE TOWNE CENTRE | NC | 5,693 | 37,053 | 141 | 5,693 | 37,194 | 42,887 | 5,083 | 37,804 | - | 2021(A) |
| MOORESVILLE CROSSING | NC | 12,014 | 30,604 | 4,301 | 11,333 | 35,586 | 46,919 | 15,825 | 31,094 | - | 2007(A) |
| NORTHWOODS S.C. | NC | 2,696 | 9,397 | 80 | 2,696 | 9,477 | 12,173 | 1,360 | 10,813 | - | 2021(A) |
| PARK PLACE SC | NC | 5,461 | 16,163 | 4,924 | 5,470 | 21,078 | 26,548 | 11,570 | 14,978 | - | 2008(A) |
| PLEASANT VALLEY PROMENADE | NC | 5,209 | 20,886 | 25,142 | 5,209 | 46,028 | 51,237 | 28,548 | 22,689 | - | 1993(A) |
| QUAIL CORNERS | NC | 7,318 | 26,676 | 2,480 | 7,318 | 29,156 | 36,474 | 8,265 | 28,209 | - | 2014(A) |
| SIX FORKS S.C. | NC | - | 78,366 | 2,690 | - | 81,056 | 81,056 | 10,250 | 70,806 | - | 2021(A) |
| STONEHENGE MARKET | NC | 3,848 | 37,900 | 2,405 | 3,848 | 40,305 | 44,153 | 4,557 | 39,596 | - | 2021(A) |
| TYVOLA SQUARE | NC | - | 4,736 | 9,717 | - | 14,453 | 14,453 | 11,619 | 2,834 | - | 1986(A) |
| WOODLAWN MARKETPLACE | NC | 919 | 3,571 | 3,343 | 919 | 6,914 | 7,833 | 5,271 | 2,562 | - | 2008(A) |
| WOODLAWN SHOPPING CENTER | NC | 2,011 | 5,834 | 2,011 | 2,011 | 7,845 | 9,856 | 2,816 | 7,040 | - | 2012(A) |
| ROCKINGHAM PLAZA | NH | 2,661 | 10,644 | 24,709 | 3,149 | 34,865 | 38,014 | 20,989 | 17,025 | - | 2008(A) |
| THE CROSSINGS | NH | 10,532 | 95,130 | 570 | 10,532 | 95,700 | 106,232 | 6,734 | 99,498 | - | 2024(A) |
| WEBSTER SQUARE | NH | 11,683 | 41,708 | 10,626 | 11,683 | 52,334 | 64,017 | 14,168 | 49,849 | - | 2014(A) |
| WEBSTER SQUARE - DSW | NH | 1,346 | 3,638 | 132 | 1,346 | 3,770 | 5,116 | 956 | 4,160 | - | 2017(A) |
| WEBSTER SQUARE NORTH | NH | 2,163 | 6,511 | 326 | 2,163 | 6,837 | 9,000 | 1,897 | 7,103 | - | 2016(A) |
| CENTRAL PLAZA | NJ | 3,170 | 10,603 | 2,117 | 5,145 | 10,745 | 15,890 | 4,933 | 10,957 | - | 2013(A) |
| CLARK SHOPRITE 70 CENTRAL AVE | NJ | 3,497 | 11,694 | 995 | 13,960 | 2,226 | 16,186 | 1,819 | 14,367 | - | 2013(A) |
| COMMERCE CENTER EAST | NJ | 1,519 | 5,080 | 1,753 | 7,235 | 1,117 | 8,352 | 954 | 7,398 | - | 2013(A) |
| COMMERCE CENTER WEST | NJ | 386 | 1,290 | 161 | 794 | 1,043 | 1,837 | 363 | 1,474 | - | 2013(A) |
| COMMONS AT HOLMDEL | NJ | 16,538 | 38,760 | 11,397 | 16,538 | 50,157 | 66,695 | 23,779 | 42,916 | - | 2004(A) |
| EAST WINDSOR VILLAGE | NJ | 9,335 | 23,778 | 1,423 | 9,335 | 25,201 | 34,536 | 11,035 | 23,501 | - | 2008(A) |
| GARDEN STATE PAVILIONS | NJ | 7,531 | 10,802 | 32,018 | 12,204 | 38,147 | 50,351 | 13,451 | 36,900 | - | 2011(A) |
| HILLVIEW SHOPPING CENTER | NJ | 16,008 | 32,607 | 2,321 | 16,008 | 34,928 | 50,936 | 9,493 | 41,443 | - | 2014(A) |
| HOLMDEL TOWNE CENTER | NJ | 10,825 | 43,301 | 12,568 | 10,825 | 55,869 | 66,694 | 33,261 | 33,433 | - | 2002(A) |
| MAPLE SHADE | NJ | - | 9,958 | 2,601 | - | 12,559 | 12,559 | 4,728 | 7,831 | - | 2009(A) |
| NORTH BRUNSWICK PLAZA | NJ | 3,205 | 12,820 | 30,916 | 3,205 | 43,736 | 46,941 | 28,107 | 18,834 | - | 1994(A) |
| PISCATAWAY TOWN CENTER | NJ | 3,852 | 15,411 | 1,980 | 3,852 | 17,391 | 21,243 | 11,795 | 9,448 | - | 1998(A) |
| PLAZA AT HILLSDALE | NJ | 7,602 | 6,994 | 1,718 | 7,602 | 8,712 | 16,314 | 3,245 | 13,069 | - | 2014(A) |
| PLAZA AT SHORT HILLS | NJ | 20,155 | 11,062 | 1,851 | 20,155 | 12,913 | 33,068 | 4,209 | 28,859 | - | 2014(A) |
| RIDGEWOOD S.C. | NJ | 450 | 2,107 | 1,321 | 450 | 3,428 | 3,878 | 2,465 | 1,413 | - | 1993(A) |
| SHOP RITE PLAZA | NJ | 2,418 | 6,364 | 3,307 | 2,418 | 9,671 | 12,089 | 7,960 | 4,129 | - | 1985(C) |
| UNION CRESCENT III | NJ | 7,895 | 3,011 | 18,161 | 8,697 | 20,370 | 29,067 | 13,884 | 15,183 | - | 2007(A) |
| WESTMONT PLAZA | NJ | 602 | 2,405 | 21,492 | 602 | 23,897 | 24,499 | 10,604 | 13,895 | - | 1994(A) |
| WILLOWBROOK PLAZA | NJ | 15,320 | 40,997 | 11,726 | 15,320 | 52,723 | 68,043 | 14,948 | 53,095 | - | 2009(A) |
| NORTH TOWNE PLAZA - ALBUQUERQUE | NM | 3,598 | 33,327 | 640 | 3,598 | 33,967 | 37,565 | 4,594 | 32,971 | - | 2021(A) |
| CHARLESTON COMMONS | NV | 29,704 | 24,267 | 705 | 29,704 | 24,972 | 54,676 | 7,121 | 47,555 | - | 2021(A) |

# KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
## SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
## As of December 31, 2024
## (in thousands)

| DESCRIPTION | State | INITIAL COST LAND | INITIAL COST BUILDING AND IMPROVEMENTS | COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1) | LAND | BUILDING AND IMPROVEMENTS | TOTAL | ACCUMULATED DEPRECIATION (2) | TOTAL COST, NET OF ACCUMULATED DEPRECIATION | ENCUMBRANCES (3) | DATE OF ACQUISITION(A) CONSTRUCTION (C) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| COLLEGE PARK S.C.-N LAS VEGAS | NV | 2,100 | 18,413 | 1,290 | 2,100 | 19,703 | 21,803 | 3,288 | 18,515 | - | 2021(A) |
| D'ANDREA MARKETPLACE | NV | 11,556 | 29,435 | 980 | 11,556 | 30,415 | 41,971 | 13,806 | 28,165 | - | 2007(A) |
| DEL MONTE PLAZA | NV | 2,489 | 5,590 | 1,307 | 2,210 | 7,176 | 9,386 | 4,057 | 5,329 | - | 2006(A) |
| DEL MONTE PLAZA ANCHOR PARCEL | NV | 6,513 | 17,600 | 219 | 6,520 | 17,812 | 24,332 | 4,086 | 20,246 | - | 2017(A) |
| FRANCISCO CENTER | NV | 1,800 | 10,085 | 2,786 | 1,800 | 12,871 | 14,671 | 2,224 | 12,447 | - | 2021(A) |
| GALENA JUNCTION | NV | 8,931 | 17,503 | 2,588 | 8,931 | 20,091 | 29,022 | 6,601 | 22,421 | - | 2015(A) |
| MCQUEEN CROSSINGS | NV | 5,017 | 20,779 | 1,435 | 5,017 | 22,214 | 27,231 | 10,009 | 17,222 | - | 2015(A) |
| RANCHO TOWNE & COUNTRY | NV | 7,785 | 13,364 | 90 | 7,785 | 13,454 | 21,239 | 2,105 | 19,134 | - | 2021(A) |
| REDFIELD PROMENADE | NV | 4,415 | 32,035 | (139 ) | 4,415 | 31,896 | 36,311 | 9,074 | 27,237 | - | 2015(A) |
| SPARKS MERCANTILE | NV | 6,222 | 17,069 | 438 | 6,222 | 17,507 | 23,729 | 6,131 | 17,598 | - | 2015(A) |
| 501 NORTH BROADWAY | NY | - | 1,176 | (37 ) | - | 1,139 | 1,139 | 589 | 550 | - | 2007(A) |
| AIRPORT PLAZA | NY | 22,711 | 107,012 | 7,292 | 22,711 | 114,304 | 137,015 | 31,922 | 105,093 | - | 2015(A) |
| BELLMORE S.C. | NY | 1,272 | 3,184 | 1,837 | 1,272 | 5,021 | 6,293 | 3,132 | 3,161 | - | 2004(A) |
| BIRCHWOOD PLAZA COMMACK | NY | 3,630 | 4,775 | 1,443 | 3,630 | 6,218 | 9,848 | 2,852 | 6,996 | - | 2007(A) |
| BRIDGEHAMPTON COMMONS-W&E SIDE | NY | 1,812 | 3,107 | 43,454 | 1,858 | 46,515 | 48,373 | 29,635 | 18,738 | - | 1972(C) |
| CARMAN'S PLAZA | NY | 12,558 | 37,290 | 3,239 | 12,562 | 40,525 | 53,087 | 4,263 | 48,824 | - | 2022(A) |
| CHAMPION FOOD SUPERMARKET | NY | 758 | 1,875 | (25 ) | 2,241 | 367 | 2,608 | 267 | 2,341 | - | 2012(A) |
| ELMONT S.C. | NY | 3,012 | 7,606 | 6,885 | 3,012 | 14,491 | 17,503 | 6,214 | 11,289 | - | 2004(A) |
| ELMSFORD CENTER 2 | NY | 4,076 | 15,599 | 1,118 | 4,245 | 16,548 | 20,793 | 6,247 | 14,546 | - | 2013(A) |
| FAMILY DOLLAR UNION TURNPIKE | NY | 909 | 2,250 | 210 | 1,057 | 2,312 | 3,369 | 750 | 2,619 | - | 2012(A) |
| FOREST AVENUE PLAZA | NY | 4,559 | 10,441 | 3,084 | 4,559 | 13,525 | 18,084 | 5,759 | 12,325 | - | 2005(A) |
| FRANKLIN SQUARE S.C. | NY | 1,079 | 2,517 | 3,986 | 1,079 | 6,503 | 7,582 | 2,898 | 4,684 | - | 2004(A) |
| GREAT NECK OUTPARCEL | NY | 4,019 | - | 80 | 4,019 | 80 | 4,099 | - | 4,099 | - | 2022(A) |
| GREENRIDGE PLAZA | NY | 2,940 | 11,812 | 10,456 | 3,148 | 22,060 | 25,208 | 12,869 | 12,339 | - | 1997(A) |
| HAMPTON BAYS PLAZA | NY | 1,495 | 5,979 | 3,972 | 1,495 | 9,951 | 11,446 | 8,732 | 2,714 | - | 1989(A) |
| HICKSVILLE PLAZA | NY | 3,543 | 8,266 | 2,729 | 3,543 | 10,995 | 14,538 | 5,819 | 8,719 | - | 2004(A) |
| INDEPENDENCE PLAZA | NY | 12,279 | 34,814 | 671 | 16,132 | 31,632 | 47,764 | 11,685 | 36,079 | - | 2014(A) |
| JERICHO COMMONS SOUTH | NY | 12,368 | 33,071 | 4,254 | 12,368 | 37,325 | 49,693 | 16,557 | 33,136 | - | 2007(A) |
| KEY FOOD - 21ST STREET | NY | 1,091 | 2,700 | (165 ) | 1,669 | 1,957 | 3,626 | 631 | 2,995 | - | 2012(A) |
| KEY FOOD - ATLANTIC AVE | NY | 2,273 | 5,625 | 509 | 4,809 | 3,598 | 8,407 | 1,415 | 6,992 | - | 2012(A) |
| KEY FOOD - CENTRAL AVE. | NY | 2,788 | 6,899 | (395 ) | 2,603 | 6,689 | 9,292 | 2,248 | 7,044 | - | 2012(A) |
| KINGS HIGHWAY | NY | 2,744 | 6,811 | 2,328 | 2,744 | 9,139 | 11,883 | 4,788 | 7,095 | - | 2004(A) |
| KISSENA BOULEVARD SHOPPING CTR | NY | 11,610 | 2,933 | 1,902 | 11,610 | 4,835 | 16,445 | 1,527 | 14,918 | - | 2007(A) |
| LITTLE NECK PLAZA | NY | 3,277 | 13,161 | 6,676 | 3,277 | 19,837 | 23,114 | 11,662 | 11,452 | - | 2003(A) |
| MANETTO HILL PLAZA | NY | 264 | 584 | 19,264 | 264 | 19,848 | 20,112 | 9,647 | 10,465 | - | 1969(C) |
| MANHASSET CENTER | NY | 4,567 | 19,166 | 33,700 | 3,472 | 53,961 | 57,433 | 36,165 | 21,268 | - | 1999(A) |

# KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
## SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
### As of December 31, 2024
### (in thousands)

| DESCRIPTION | State | INITIAL COST LAND | INITIAL COST BUILDING AND IMPROVEMENTS | COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1) | LAND | BUILDING AND IMPROVEMENTS | TOTAL | ACCUMULATED DEPRECIATION (2) | TOTAL COST, NET OF ACCUMULATED DEPRECIATION | ENCUMBRANCES (3) | DATE OF ACQUISITION(A) CONSTRUCTION (C) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| MARKET AT BAY SHORE | NY | 12,360 | 30,708 | 8,143 | 12,360 | 38,851 | 51,211 | 19,138 | 32,073 | - | 2006(A) |
| MASPETH QUEENS-DUANE READE | NY | 1,872 | 4,828 | 1,037 | 1,872 | 5,865 | 7,737 | 2,784 | 4,953 | - | 2004(A) |
| MILLERIDGE INN | NY | 7,500 | 481 | 34 | 7,500 | 515 | 8,015 | 84 | 7,931 | - | 2015(A) |
| MINEOLA CROSSINGS | NY | 4,150 | 7,521 | 1,100 | 4,150 | 8,621 | 12,771 | 3,439 | 9,332 | - | 2007(A) |
| NORTH MASSAPEQUA S.C. | NY | 1,881 | 4,389 | (1,616 ) | - | 4,654 | 4,654 | 4,383 | 271 | - | 2004(A) |
| OCEAN PLAZA | NY | 564 | 2,269 | 73 | 564 | 2,342 | 2,906 | 1,271 | 1,635 | - | 2003(A) |
| RALPH AVENUE PLAZA | NY | 4,414 | 11,340 | 4,234 | 4,414 | 15,574 | 19,988 | 7,547 | 12,441 | - | 2004(A) |
| RICHMOND S.C. | NY | 2,280 | 9,028 | 22,252 | 2,280 | 31,280 | 33,560 | 19,058 | 14,502 | - | 1989(A) |
| ROMAINE PLAZA | NY | 782 | 1,826 | 588 | 782 | 2,414 | 3,196 | 1,173 | 2,023 | - | 2005(A) |
| SEQUAMS SHOPPING CENTER | NY | 3,971 | 8,654 | 349 | 3,971 | 9,003 | 12,974 | 730 | 12,244 | - | 2022(A) |
| SHOPRITE S.C. | NY | 872 | 3,488 | - | 872 | 3,488 | 4,360 | 2,875 | 1,485 | - | 1998(A) |
| STOP & SHOP | NY | 21,661 | 17,636 | - | 21,661 | 17,636 | 39,297 | 1,221 | 38,076 | 11,176 | 2022(A) |
| SMITHTOWN PLAZA | NY | 3,528 | 7,364 | 726 | 3,437 | 8,181 | 11,618 | 4,188 | 7,430 | - | 2009(A) |
| SOUTHGATE SHOPPING CENTER | NY | 18,822 | 62,670 | 1,146 | 18,829 | 63,809 | 82,638 | 5,326 | 77,312 | 19,509 | 2022(A) |
| SYOSSET CORNERS | NY | 6,169 | 13,302 | 610 | 6,169 | 13,912 | 20,081 | 1,253 | 18,828 | - | 2022(A) |
| SYOSSET S.C. | NY | 107 | 76 | 3,046 | 107 | 3,122 | 3,229 | 1,701 | 1,528 | - | 1990(C) |
| THE BOULEVARD | NY | 28,724 | 38,232 | 264,478 | 28,724 | 302,710 | 331,434 | 39,793 | 291,641 | - | 2006(A) |
| THE GARDENS AT GREAT NECK | NY | 27,956 | 71,366 | 1,467 | 27,962 | 72,827 | 100,789 | 5,138 | 95,651 | 16,796 | 2022(A) |
| THE GREEN COVE PLAZA | NY | 17,017 | 39,206 | 1,354 | 17,017 | 40,560 | 57,577 | 3,400 | 54,177 | - | 2022(A) |
| THE MARKETPLACE | NY | 4,498 | 9,850 | 1,095 | 4,498 | 10,945 | 15,443 | 740 | 14,703 | 4,932 | 2022(A) |
| TOWNPATH CORNER | NY | 2,675 | 6,408 | 199 | 2,675 | 6,607 | 9,282 | 521 | 8,761 | - | 2022(A) |
| TURNPIKE PLAZA | NY | 2,472 | 5,839 | 1,142 | 2,472 | 6,981 | 9,453 | 2,581 | 6,872 | - | 2011(A) |
| VETERANS MEMORIAL PLAZA | NY | 5,968 | 23,243 | 23,164 | 5,980 | 46,395 | 52,375 | 23,261 | 29,114 | - | 1998(A) |
| WHITE PLAINS S.C. | NY | 1,778 | 4,454 | 2,964 | 1,778 | 7,418 | 9,196 | 3,415 | 5,781 | - | 2004(A) |
| WOODBURY COMMON | NY | 27,249 | 28,516 | 838 | 27,249 | 29,354 | 56,603 | 3,169 | 53,434 | 15,851 | 2022(A) |
| BRIDGWATER FALLS | OH | 7,271 | 85,626 | 1,328 | 7,271 | 86,953 | 94,224 | 5,888 | 88,336 | - | 2024(A) |
| DEERFIELD TOWNE CENTER | OH | 6,791 | 85,154 | 5,040 | 6,791 | 90,194 | 96,985 | 7,932 | 89,053 | - | 2024(A) |
| OLENTANGY PLAZA | OH | 3,932 | 42,588 | 1,185 | 3,932 | 43,773 | 47,705 | 2,556 | 45,149 | - | 2024(A) |
| SPRING MEADOWS PLACE | OH | 2,817 | 43,345 | 361 | 2,817 | 43,706 | 46,523 | 2,899 | 43,624 | - | 2024(A) |
| JANTZEN BEACH CENTER | OR | 57,575 | 102,844 | 10,921 | 57,588 | 113,752 | 171,340 | 27,400 | 143,940 | - | 2017(A) |
| CENTER SQUARE SHOPPING CENTER | PA | 732 | 2,928 | 1,225 | 691 | 4,194 | 4,885 | 3,288 | 1,597 | - | 1996(A) |
| CRANBERRY TOWNSHIP-PARCEL 1&2 | PA | 10,271 | 30,770 | 3,667 | 6,070 | 38,638 | 44,708 | 9,947 | 34,761 | - | 2016(A) |
| CROSSROADS PLAZA | PA | 789 | 3,155 | 14,767 | 976 | 17,735 | 18,711 | 12,486 | 6,225 | - | 1986(A) |
| DEVON VILLAGE | PA | 4,856 | 25,847 | 1,655 | 5,608 | 26,750 | 32,358 | 9,847 | 22,511 | - | 2012(A) |
| FISHTOWN CROSSING | PA | 20,398 | 22,602 | 282 | 20,401 | 22,881 | 43,282 | 3,808 | 39,474 | - | 2022(A) |
| HARRISBURG EAST SHOPPING CTR. | PA | 453 | 6,665 | 12,519 | 3,003 | 16,634 | 19,637 | 10,695 | 8,942 | - | 2002(A) |
| HORSHAM POINT | PA | 3,813 | 18,189 | 829 | 3,813 | 19,018 | 22,831 | 4,653 | 18,178 | - | 2015(A) |
| LINCOLN SQUARE | PA | 90,479 | - | 77,156 | 10,533 | 157,102 | 167,635 | 20,809 | 146,826 | - | 2017(C) |

# KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
## SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
## As of December 31, 2024
## (in thousands)

| DESCRIPTION | State | INITIAL COST LAND | INITIAL COST BUILDING AND IMPROVEMENTS | COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1) | LAND | BUILDING AND IMPROVEMENTS | TOTAL | ACCUMULATED DEPRECIATION (2) | TOTAL COST, NET OF ACCUMULATED DEPRECIATION | ENCUMBRANCES (3) | DATE OF ACQUISITION(A) CONSTRUCTION (C) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| NORRITON SQUARE | PA | 686 | 2,665 | 6,318 | 774 | 8,895 | 9,669 | 6,030 | 3,639 | - | 1984(A) |
| POCONO PLAZA | PA | 1,050 | 2,373 | 18,802 | 1,050 | 21,175 | 22,225 | 3,586 | 18,639 | - | 1973(C) |
| SHOPPES AT WYNNEWOOD | PA | 7,479 | - | 3,676 | 7,479 | 3,676 | 11,155 | 834 | 10,321 | - | 2015(C) |
| SHREWSBURY SQUARE S.C. | PA | 8,066 | 16,998 | (1,721 ) | 6,172 | 17,171 | 23,343 | 5,051 | 18,292 | - | 2014(A) |
| SPRINGFIELD S.C. | PA | 920 | 4,982 | 14,617 | 920 | 19,599 | 20,519 | 13,871 | 6,648 | - | 1983(A) |
| SUBURBAN SQUARE | PA | 70,680 | 166,351 | 87,507 | 71,280 | 253,258 | 324,538 | 86,858 | 237,680 | - | 2007(A) |
| TOWNSHIP LINE S.C. | PA | 732 | 2,928 | - | 732 | 2,928 | 3,660 | 2,127 | 1,533 | - | 1996(A) |
| WAYNE PLAZA | PA | 6,128 | 15,605 | 1,874 | 6,136 | 17,471 | 23,607 | 7,488 | 16,119 | - | 2008(A) |
| WEXFORD PLAZA | PA | 6,414 | 9,775 | 15,113 | 6,299 | 25,003 | 31,302 | 8,458 | 22,844 | - | 2010(A) |
| WHITEHALL MALL | PA | - | 5,196 | - | - | 5,196 | 5,196 | 3,775 | 1,421 | - | 1996(A) |
| WHITELAND TOWN CENTER | PA | 732 | 2,928 | 59 | 732 | 2,987 | 3,719 | 2,186 | 1,533 | - | 1996(A) |
| WHOLE FOODS AT WYNNEWOOD | PA | 15,042 | - | 11,786 | 13,772 | 13,056 | 26,828 | 2,154 | 24,674 | - | 2014(C) |
| LOS COLOBOS - BUILDERS SQUARE | PR | 4,405 | 9,628 | (538 ) | 4,461 | 9,034 | 13,495 | 8,473 | 5,022 | - | 2006(A) |
| LOS COLOBOS - KMART | PR | 4,595 | 10,120 | (14,715 ) | - | - | - | - | - | - | 2006(A) |
| LOS COLOBOS I | PR | 12,891 | 26,047 | 21,186 | 18,016 | 42,108 | 60,124 | 23,674 | 36,450 | - | 2006(A) |
| LOS COLOBOS II | PR | 14,894 | 30,681 | 1,468 | 15,142 | 31,901 | 47,043 | 18,143 | 28,900 | - | 2006(A) |
| MANATI VILLA MARIA SC | PR | 2,781 | 5,673 | 1,851 | 2,607 | 7,698 | 10,305 | 5,079 | 5,226 | - | 2006(A) |
| PLAZA CENTRO - COSTCO | PR | 3,628 | 10,752 | (455 ) | 3,866 | 10,059 | 13,925 | 5,700 | 8,225 | - | 2006(A) |
| PLAZA CENTRO - MALL | PR | 19,873 | 58,719 | 6,692 | 19,408 | 65,876 | 85,284 | 31,118 | 54,166 | - | 2006(A) |
| PLAZA CENTRO - RETAIL | PR | 5,936 | 16,510 | 1,306 | 6,026 | 17,726 | 23,752 | 8,627 | 15,125 | - | 2006(A) |
| PLAZA CENTRO - SAM'S CLUB | PR | 6,643 | 20,225 | (1,170 ) | 6,520 | 19,178 | 25,698 | 18,130 | 7,568 | - | 2006(A) |
| PONCE TOWNE CENTER | PR | 14,433 | 28,449 | 5,884 | 14,903 | 33,863 | 48,766 | 22,093 | 26,673 | - | 2006(A) |
| REXVILLE TOWN CENTER | PR | 24,873 | 48,688 | 8,650 | 25,678 | 56,533 | 82,211 | 37,052 | 45,159 | - | 2006(A) |
| TRUJILLO ALTO PLAZA | PR | 12,054 | 24,446 | 9,787 | 12,289 | 33,998 | 46,287 | 17,748 | 28,539 | - | 2006(A) |
| WESTERN PLAZA - MAYAGUEZ ONE | PR | 10,858 | 12,253 | 891 | 11,242 | 12,760 | 24,002 | 11,471 | 12,531 | - | 2006(A) |
| WESTERN PLAZA - MAYAGUEZ TWO | PR | 16,874 | 19,911 | 3,479 | 16,873 | 23,391 | 40,264 | 19,513 | 20,751 | - | 2006(A) |
| FOREST PARK | SC | 1,920 | 9,545 | 630 | 1,920 | 10,175 | 12,095 | 3,443 | 8,652 | - | 2012(A) |
| ST. ANDREWS CENTER | SC | 730 | 3,132 | 22,296 | 730 | 25,428 | 26,158 | 14,910 | 11,248 | - | 1978(C) |
| WESTWOOD PLAZA | SC | 1,744 | 6,986 | 15,445 | 1,727 | 22,448 | 24,175 | 8,643 | 15,532 | - | 1995(A) |
| WOODRUFF SHOPPING CENTER | SC | 3,110 | 15,501 | 1,772 | 3,465 | 16,918 | 20,383 | 6,630 | 13,753 | - | 2010(A) |
| BELLEVUE PLACE | TN | 3,512 | 9,137 | 10 | 3,512 | 9,147 | 12,659 | 500 | 12,159 | - | 2024(A) |
| HIGHLAND SQUARE | TN | 1,302 | 2,130 | (3,432 ) | - | - | - | - | - | - | 2021(A) |
| MENDENHALL COMMONS | TN | 1,272 | 14,826 | (22 ) | 1,272 | 14,804 | 16,076 | 2,012 | 14,064 | - | 2021(A) |
| OLD TOWNE VILLAGE | TN | - | 4,134 | 4,824 | - | 8,958 | 8,958 | 7,063 | 1,895 | - | 1978(C) |
| PROVIDENCE MARKETPLACE | TN | 18,751 | 84,332 | 546 | 18,751 | 84,878 | 103,629 | 7,545 | 96,084 | - | 2024(A) |
| THE COMMONS AT DEXTER LAKE | TN | 1,554 | 14,649 | 2,070 | 1,554 | 16,719 | 18,273 | 2,753 | 15,520 | - | 2021(A) |

**KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES**
**SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION**
**As of December 31, 2024**
**(in thousands)**

| DESCRIPTION | State | INITIAL COST LAND | INITIAL COST BUILDING AND IMPROVEMENTS | COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1) | LAND | BUILDING AND IMPROVEMENTS | TOTAL | ACCUMULATED DEPRECIATION (2) | TOTAL COST, NET OF ACCUMULATED DEPRECIATION | ENCUMBRANCES (3) | DATE OF ACQUISITION(A) CONSTRUCTION (C) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| THE COMMONS AT DEXTER LAKE II | TN | 567 | 8,874 | 168 | 567 | 9,042 | 9,609 | 1,311 | 8,298 | - | 2021(A) |
| 1350 W. 43RD ST. - WELLS FARGO | TX | 3,707 | 247 | 1 | 3,708 | 247 | 3,955 | 97 | 3,858 | - | 2022(A) |
| 1934 WEST GRAY | TX | 705 | 4,831 | (301 ) | 705 | 4,530 | 5,235 | 287 | 4,948 | - | 2021(A) |
| 1939 WEST GRAY | TX | 269 | 1,731 | (183 ) | 269 | 1,548 | 1,817 | 159 | 1,658 | - | 2021(A) |
| 43RD STREET CHASE BANK BLDG | TX | 497 | 1,703 | 56 | 497 | 1,759 | 2,256 | 240 | 2,016 | - | 2021(A) |
| ACCENT PLAZA | TX | 500 | 2,831 | 542 | 500 | 3,373 | 3,873 | 2,091 | 1,782 | - | 1996(A) |
| ALABAMA SHEPHERD S.C. | TX | 4,590 | 21,368 | 405 | 4,590 | 21,773 | 26,363 | 3,173 | 23,190 | - | 2021(A) |
| ATASCOCITA COMMONS SHOP.CTR. | TX | 16,323 | 54,587 | 8,413 | 15,580 | 63,743 | 79,323 | 15,970 | 63,353 | - | 2013(A) |
| BAYBROOK GATEWAY | TX | 9,441 | 44,160 | 19 | 9,441 | 44,179 | 53,620 | 6,988 | 46,632 | - | 2021(A) |
| BAYBROOK WEBSTER PARCEL | TX | - | 2,978 | 9,961 | 2,978 | 9,961 | 12,939 | 180 | 12,759 | - | 2022(A) |
| BELLAIRE BLVD S.C. | TX | 1,334 | 7,166 | 27 | 1,334 | 7,193 | 8,527 | 759 | 7,768 | - | 2021(A) |
| BLALOCK MARKET | TX | - | 17,283 | 584 | - | 17,867 | 17,867 | 3,839 | 14,028 | - | 2021(A) |
| CENTER AT BAYBROOK | TX | 6,941 | 27,727 | 11,599 | 6,928 | 39,339 | 46,267 | 23,362 | 22,905 | - | 1998(A) |
| CENTER OF THE HILLS | TX | 2,924 | 11,706 | 14,844 | 2,773 | 26,701 | 29,474 | 9,128 | 20,346 | - | 2008(A) |
| CITADEL BUILDING | TX | 4,046 | 12,824 | (7,651 ) | 2,169 | 7,050 | 9,219 | 5,413 | 3,806 | - | 2021(A) |
| CONROE MARKETPLACE | TX | 18,869 | 50,757 | (1,150 ) | 10,842 | 57,634 | 68,476 | 15,263 | 53,213 | - | 2015(A) |
| COPPERFIELD VILLAGE SHOP.CTR. | TX | 7,828 | 34,864 | 1,573 | 7,828 | 36,437 | 44,265 | 10,441 | 33,824 | - | 2015(A) |
| COPPERWOOD VILLAGE | TX | 13,848 | 84,184 | 3,093 | 13,848 | 87,277 | 101,125 | 23,256 | 77,869 | - | 2015(A) |
| CYPRESS TOWNE CENTER | TX | 6,034 | - | 2,421 | 2,252 | 6,203 | 8,455 | 2,284 | 6,171 | - | 2003(C) |
| CYPRESS TOWNE CENTER | TX | 12,329 | 36,836 | 4,428 | 8,644 | 44,949 | 53,593 | 9,654 | 43,939 | - | 2016(A) |
| CYPRESS TOWNE CENTER (PHASE II) | TX | 2,061 | 6,158 | (1,361 ) | 270 | 6,588 | 6,858 | 2,070 | 4,788 | - | 2016(A) |
| DRISCOLL AT RIVER OAKS-RESI | TX | 1,244 | 145,366 | 2,398 | 1,244 | 147,764 | 149,008 | 11,390 | 137,618 | - | 2021(A) |
| FIESTA TARGET | TX | 6,766 | 7,334 | 309 | 6,766 | 7,643 | 14,409 | 1,725 | 12,684 | - | 2021(A) |
| FIESTA TRAILS | TX | 15,185 | 32,897 | 3,393 | 15,185 | 36,290 | 51,475 | 5,946 | 45,529 | - | 2021(A) |
| GALVESTON PLACE | TX | 1,661 | 28,288 | 6,781 | 1,661 | 35,069 | 36,730 | 4,311 | 32,419 | - | 2021(A) |
| GATEWAY STATION | TX | 1,374 | 28,145 | 5,211 | 1,375 | 33,355 | 34,730 | 10,764 | 23,966 | - | 2011(A) |
| GATEWAY STATION PHASE II | TX | 4,140 | 12,020 | 1,148 | 4,143 | 13,165 | 17,308 | 3,199 | 14,109 | - | 2017(A) |
| GRAND PARKWAY MARKET PLACE II | TX | 13,436 | - | 39,397 | 12,298 | 40,535 | 52,833 | 8,329 | 44,504 | - | 2015(C) |
| GRAND PARKWAY MARKETPLACE | TX | 25,364 | - | 65,008 | 21,937 | 68,435 | 90,372 | 12,712 | 77,660 | - | 2014(C) |
| HEB - DAIRY ASHFORD & MEMORIAL | TX | 1,076 | 5,324 | - | 1,076 | 5,324 | 6,400 | 606 | 5,794 | - | 2021(A) |
| HEIGHTS PLAZA | TX | 5,423 | 10,140 | 75 | 5,423 | 10,215 | 15,638 | 1,535 | 14,103 | - | 2021(A) |
| INDEPENDENCE PLAZA - LAREDO | TX | 4,836 | 53,564 | 310 | 4,836 | 53,874 | 58,710 | 7,052 | 51,658 | 6,330 | 2021(A) |

## KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
## SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
### As of December 31, 2024
### (in thousands)

| DESCRIPTION | State | INITIAL COST | | COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1) | | | | ACCUMULATED DEPRECIATION (2) | TOTAL COST, NET OF | ENCUMBRANCES (3) | DATE OF ACQUISITION(A) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | LAND | BUILDING AND IMPROVEMENTS | | LAND | BUILDING AND IMPROVEMENTS | TOTAL | | ACCUMULATED DEPRECIATION | | CONSTRUCTION (C) |
| INDEPENDENCE PLAZA II - LAREDO | TX | 2,482 | 21,418 | 17 | 2,482 | 21,435 | 23,917 | 3,529 | 20,388 | - | 2021(A) |
| KROGER PLAZA | TX | 520 | 2,081 | 3,184 | 520 | 5,265 | 5,785 | 2,874 | 2,911 | - | 1995(A) |
| LAKEHILLS PLAZA | TX | 5,264 | 20,661 | 251 | 5,264 | 20,912 | 26,176 | 1,027 | 25,149 | - | 2024(A) |
| LAKE PRAIRIE TOWN CROSSING | TX | 7,897 | - | 30,871 | 6,783 | 31,985 | 38,768 | 11,081 | 27,687 | - | 2006(C) |
| LAS TIENDAS PLAZA | TX | 8,678 | - | 28,269 | 7,944 | 29,003 | 36,947 | 10,639 | 26,308 | - | 2005(C) |
| MONTGOMERY PLAZA | TX | 10,739 | 63,065 | 1,991 | 10,739 | 65,056 | 75,795 | 19,056 | 56,739 | - | 2015(A) |
| MUELLER OUTPARCEL | TX | 150 | 3,351 | 40 | 150 | 3,391 | 3,541 | 480 | 3,061 | - | 2021(A) |
| MUELLER REGIONAL RETAIL CENTER | TX | 7,352 | 85,805 | 4,628 | 7,352 | 90,433 | 97,785 | 12,010 | 85,775 | - | 2021(A) |
| NORTH CREEK PLAZA | TX | 5,044 | 34,756 | 456 | 5,044 | 35,212 | 40,256 | 5,319 | 34,937 | - | 2021(A) |
| OAK FOREST | TX | 13,395 | 25,275 | 688 | 13,395 | 25,963 | 39,358 | 3,791 | 35,567 | - | 2021(A) |
| PLANTATION CENTRE | TX | 2,325 | 34,494 | 978 | 2,325 | 35,472 | 37,797 | 4,853 | 32,944 | - | 2021(A) |
| PRESTON LEBANON CROSSING | TX | 13,552 | - | 30,886 | 12,164 | 32,274 | 44,438 | 12,936 | 31,502 | - | 2006(C) |
| RANDALLS CENTER/KINGS CROSSING | TX | 3,717 | 21,363 | 8,915 | 3,717 | 30,278 | 33,995 | 3,798 | 30,197 | - | 2021(A) |
| RICHMOND SQUARE | TX | 7,568 | 15,432 | 2,673 | 7,568 | 18,105 | 25,673 | 1,843 | 23,830 | - | 2021(A) |
| RIVER OAKS S.C. EAST | TX | 5,766 | 13,882 | 253 | 5,766 | 14,135 | 19,901 | 1,760 | 18,141 | - | 2021(A) |
| RIVER OAKS S.C. WEST | TX | 14,185 | 138,022 | 8,226 | 14,185 | 146,248 | 160,433 | 16,768 | 143,665 | - | 2021(A) |
| ROCK PRAIRIE MARKETPLACE | TX | - | 8,004 | 196 | - | 8,200 | 8,200 | 868 | 7,332 | - | 2021(A) |
| SHOPPES AT MEMORIAL VILLAGES | TX | - | 41,493 | 877 | - | 42,370 | 42,370 | 6,257 | 36,113 | - | 2021(A) |
| SHOPS AT HILSHIRE VILLAGE | TX | 11,206 | 19,092 | 1,017 | 11,206 | 20,109 | 31,315 | 3,439 | 27,876 | - | 2021(A) |
| SHOPS AT KIRBY DRIVE | TX | 969 | 5,031 | (20 ) | 969 | 5,011 | 5,980 | 621 | 5,359 | - | 2021(A) |
| SHOPS AT THREE CORNERS | TX | 7,094 | 59,795 | 225 | 7,094 | 60,020 | 67,114 | 8,613 | 58,501 | - | 2021(A) |
| STEVENS RANCH | TX | 18,143 | 6,407 | 527 | 18,143 | 6,934 | 25,077 | 1,189 | 23,888 | - | 2021(A) |
| THE CENTRE AT COPPERFIELD | TX | 6,723 | 22,525 | 944 | 6,723 | 23,469 | 30,192 | 7,233 | 22,959 | - | 2015(A) |
| THE CENTRE AT POST OAK | TX | 12,642 | 100,658 | (1,305 ) | 12,642 | 99,353 | 111,995 | 12,960 | 99,035 | - | 2021(A) |
| THE SHOPPES @ WILDERNESS OAKS | TX | 4,359 | 8,964 | (12,427 ) | 896 | - | 896 | - | 896 | - | 2021(A) |
| TOMBALL CROSSINGS | TX | 8,517 | 28,484 | 1,774 | 7,965 | 30,810 | 38,775 | 8,666 | 30,109 | - | 2013(A) |
| TOMBALL MARKETPLACE | TX | 4,280 | 31,793 | 1,339 | 4,280 | 33,132 | 37,412 | 5,053 | 32,359 | - | 2021(A) |
| TRENTON CROSSING - NORTH MCALLEN | TX | 6,279 | 29,686 | 2,403 | 6,279 | 32,089 | 38,368 | 5,306 | 33,062 | - | 2021(A) |
| VILLAGE PLAZA AT BUNKER HILL | TX | 21,320 | 233,086 | 3,390 | 21,320 | 236,476 | 257,796 | 29,335 | 228,461 | 70,748 | 2021(A) |
| WESTCHASE S.C. | TX | 7,547 | 35,653 | 5,185 | 7,547 | 40,838 | 48,385 | 5,167 | 43,218 | 13,004 | 2021(A) |
| WESTHILL VILLAGE | TX | 11,948 | 26,479 | 937 | 11,948 | 27,416 | 39,364 | 4,412 | 34,952 | - | 2021(A) |
| WOODBRIDGE SHOPPING CENTER | TX | 2,569 | 6,814 | 440 | 2,569 | 7,254 | 9,823 | 2,948 | 6,876 | - | 2012(A) |
| BURKE TOWN PLAZA | VA | - | 43,240 | (5,101 ) | - | 38,139 | 38,139 | 10,704 | 27,435 | - | 2014(A) |
| CENTRO ARLINGTON | VA | 3,937 | 35,103 | 1,370 | 3,937 | 36,473 | 40,410 | 3,443 | 36,967 | - | 2021(A) |

## KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
## SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
### As of December 31, 2024
### (in thousands)

| DESCRIPTION | State | INITIAL COST LAND | INITIAL COST BUILDING AND IMPROVEMENTS | COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1) | LAND | BUILDING AND IMPROVEMENTS | TOTAL | ACCUMULATED DEPRECIATION (2) | TOTAL COST, NET OF ACCUMULATED DEPRECIATION | ENCUMBRANCES (3) | DATE OF ACQUISITION(A) CONSTRUCTION (C) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| CENTRO ARLINGTON-RESI | VA | 15,012 | 155,639 | 1,688 | 15,012 | 157,327 | 172,339 | 10,017 | 162,322 | - | 2021(A) |
| DOCSTONE COMMONS | VA | 3,839 | 11,468 | 645 | 3,904 | 12,048 | 15,952 | 3,106 | 12,846 | - | 2016(A) |
| DOCSTONE O/P - STAPLES | VA | 1,425 | 4,318 | (828 ) | 1,168 | 3,747 | 4,915 | 1,100 | 3,815 | - | 2016(A) |
| DULLES TOWN CROSSING | VA | 53,285 | 104,176 | 4,233 | 53,285 | 108,409 | 161,694 | 30,904 | 130,790 | - | 2015(A) |
| GORDON PLAZA | VA | - | 3,331 | 6,055 | 5,573 | 3,813 | 9,386 | 951 | 8,435 | - | 2017(A) |
| HILLTOP VILLAGE CENTER | VA | 23,409 | 93,673 | 470 | 23,409 | 94,143 | 117,552 | 10,837 | 106,715 | - | 2021(A) |
| OLD TOWN PLAZA | VA | 4,500 | 41,570 | (14,221 ) | 3,053 | 28,796 | 31,849 | 9,762 | 22,087 | - | 2007(A) |
| POTOMAC RUN PLAZA | VA | 27,370 | 48,451 | 4,314 | 27,370 | 52,765 | 80,135 | 22,809 | 57,326 | - | 2008(A) |
| STAFFORD MARKETPLACE | VA | 26,893 | 86,450 | 16,797 | 29,486 | 100,654 | 130,140 | 25,305 | 104,835 | - | 2015(A) |
| STONEBRIDGE AT POTOMAC TOWN CENTER | VA | 52,190 | 73,877 | 57,632 | 52,190 | 131,509 | 183,699 | 15,553 | 168,146 | - | 2023(A) |
| WEST ALEX - RETAIL | VA | 6,043 | 55,434 | 3,428 | 6,043 | 58,862 | 64,905 | 5,100 | 59,805 | - | 2021(A) |
| WEST ALEX-OFFICE | VA | 1,479 | 10,458 | 1,601 | 1,479 | 12,059 | 13,538 | 1,016 | 12,522 | - | 2021(A) |
| WEST ALEX-RESI | VA | 15,892 | 65,282 | 1,331 | 15,892 | 66,613 | 82,505 | 7,154 | 75,351 | - | 2021(A) |
| AUBURN NORTH | WA | 7,786 | 18,158 | 12,173 | 7,786 | 30,331 | 38,117 | 12,468 | 25,649 | - | 2007(A) |
| COVINGTON ESPLANADE | WA | 6,009 | 47,941 | 201 | 6,009 | 48,142 | 54,151 | 5,085 | 49,066 | - | 2021(A) |
| FRANKLIN PARK COMMONS | WA | 5,419 | 11,989 | 8,976 | 5,419 | 20,965 | 26,384 | 6,536 | 19,848 | - | 2015(A) |
| FRONTIER VILLAGE SHOPPING CTR. | WA | 10,751 | 44,861 | 3,111 | 10,751 | 47,972 | 58,723 | 13,234 | 45,489 | - | 2012(A) |
| GATEWAY SHOPPING CENTER | WA | 6,938 | 11,270 | 9,758 | 6,938 | 21,028 | 27,966 | 4,965 | 23,001 | - | 2016(A) |
| SILVERDALE PLAZA | WA | 3,875 | 33,109 | 1,858 | 3,756 | 35,086 | 38,842 | 11,348 | 27,494 | - | 2012(A) |
| THE MARKETPLACE AT FACTORIA | WA | 60,502 | 92,696 | 28,100 | 65,782 | 115,516 | 181,298 | 34,919 | 146,379 | - | 2013(A) |
| THE WHITTAKER | WA | 15,799 | 23,508 | (42 ) | 15,799 | 23,466 | 39,265 | 3,085 | 36,180 | - | 2021(A) |
| | | | | | | | | | | | |
| *OTHER PROPERTY INTERESTS* | | | | | | | | | | | |
| ASANTE RETAIL CENTER | AZ | 8,703 | 3,406 | (11,939 ) | 170 | - | 170 | - | 170 | - | 2004(C) |
| HOMESTEAD-WACHTEL LAND LEASE | FL | 150 | - | - | 150 | - | 150 | - | 150 | - | 2013(A) |
| HARTLAND TOWNE SQUARE LAND | MI | 2,544 | - | 5 | 2,544 | 5 | 2,549 | - | 2,549 | - | 2024(A) |
| HOLCOMB CENTER | GA | 4,402 | - | 4 | 4,402 | 4 | 4,406 | 1 | 4,405 | - | 2024(A) |
| RAMCO DUVAL LAND TRS | MI | 3,522 | - | - | 3,522 | - | 3,522 | - | 3,522 | - | 2024(A) |
| RAMCO RM HARTLAND DISPOSITION LLC | MI | 2,446 | - | - | 2,446 | - | 2,446 | - | 2,446 | - | 2024(A) |
| RAMCO HARTLAND TRS, INC. | MI | 880 | - | - | 880 | - | 880 | - | 880 | - | 2024(A) |
| RAMCO RIVER CITY LAND | MI | 4,890 | - | 2 | 4,892 | - | 4,892 | - | 4,892 | - | 2024(A) |
| PALM COAST LANDING OUTPARCELS | FL | 1,460 | - | 26 | 1,460 | 26 | 1,486 | - | 1,486 | - | 2021(A) |
| LAKE WALES S.C. | FL | 601 | - | - | 601 | - | 601 | - | 601 | - | 2009(A) |
| FLINT - VACANT LAND | MI | 101 | - | (101 ) | - | - | - | - | - | - | 2012(A) |

# KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
## SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
### As of December 31, 2024
### (in thousands)

| | | INITIAL COST | | | | | | | TOTAL COST, NET OF | | DATE OF ACQUISITION(A) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| DESCRIPTION | State | LAND | BUILDING AND IMPROVEMENTS | COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1) | LAND | BUILDING AND IMPROVEMENTS | TOTAL | ACCUMULATED DEPRECIATION (2) | ACCUMULATED DEPRECIATION | ENCUMBRANCES (3) | CONSTRUCTION (C) |
| CHARLOTTE SPORTS & FITNESS CTR | NC | 501 | 1,859 | 1,104 | 501 | 2,963 | 3,464 | 2,137 | 1,327 | - | 1986(A) |
| SURF CITY CROSSING | NC | 5,260 | - | (2,822 ) | 2,438 | - | 2,438 | - | 2,438 | - | 2021(A) |
| THE SHOPPES AT CAVENESS FARMS | NC | 5,470 | - | 21 | 5,470 | 21 | 5,491 | - | 5,491 | - | 2021(A) |
| WAKE FOREST CROSSING II - LAND ONLY | NC | 520 | - | - | 520 | - | 520 | - | 520 | - | 2021(A) |
| WAKEFIELD COMMONS III | NC | 6,506 | - | (5,397 ) | 787 | 322 | 1,109 | 321 | 788 | - | 2001(C) |
| WAKEFIELD CROSSINGS | NC | 3,414 | - | (3,277 ) | 137 | - | 137 | - | 137 | - | 2001(C) |
| HILLSBOROUGH PROMENADE | NJ | 11,887 | - | (6,632 ) | 5,006 | 249 | 5,255 | 147 | 5,109 | - | 2001(C) |
| JERICHO ATRIUM | NY | 10,624 | 20,065 | 6,018 | 10,624 | 26,083 | 36,707 | 9,095 | 27,612 | - | 2016(A) |
| KEY BANK BUILDING | NY | 1,500 | 40,487 | (7,105 ) | 669 | 34,213 | 34,882 | 23,228 | 11,654 | - | 2006(A) |
| MANHASSET CENTER (RESIDENTIAL) | NY | 950 | - | - | 950 | - | 950 | - | 950 | - | 2012(A) |
| MERRY LANE (PARKING LOT) | NY | 1,486 | 2 | 1,447 | 1,486 | 1,449 | 2,935 | - | 2,935 | - | 2007(A) |
| NORTHPORT LAND PARCEL | NY | - | 14 | 82 | - | 96 | 96 | 14 | 82 | - | 2012(A) |
| MCMINNVILLE PLAZA | OR | 4,062 | - | 479 | 4,062 | 479 | 4,541 | - | 4,541 | - | 2006(C) |
| 1935 WEST GRAY | TX | 780 | - | 14 | 780 | 14 | 794 | - | 794 | - | 2021(A) |
| 2503 MCCUE, LLC | TX | - | 2,287 | - | - | 2,287 | 2,287 | 1,540 | 748 | - | 2021(A) |
| NORTH TOWNE PLAZA - BROWNSVILLE | TX | 1,517 | - | 305 | 1,517 | 305 | 1,822 | 52 | 1,770 | - | 2021(A) |
| RICHMOND SQUARE - PAD | TX | 570 | - | 132 | 570 | 131 | 701 | - | 701 | - | 2021(A) |
| TEXAS CITY LAND | TX | 1,000 | - | - | 1,000 | - | 1,000 | - | 1,000 | - | 2021(A) |
| WESTOVER SQUARE | TX | 1,520 | - | (665 ) | 855 | - | 855 | - | 855 | - | 2021(A) |
| BLUE RIDGE | Various | 12,347 | 71,530 | (51,732 ) | 3,512 | 28,633 | 32,145 | 21,486 | 10,659 | - | 2005(A) |
| BALANCE OF PORTFOLIO (5) | Various | 1,909 | 65,127 | (38,623 ) | - | 28,413 | 28,413 | 9,166 | 19,248 | - | |
| TOTALS | | $ 4,550,642 | $ 13,488,275 | $ 3,131,656 | $ 4,498,196 | $ 16,672,376 | $ 21,170,572 | $ 4,360,239 | $ 16,810,333 | $ 496,438 | |

(1) The negative balance for costs capitalized subsequent to acquisition could include parcels/out-parcels sold, assets held-for-sale, provision for losses and/or demolition of part of a property for redevelopment.
(2) The Company had accumulated amortization relating to in-place leases and above-market leases aggregating $858,309.
(3) Includes fair market value of debt adjustments, net and deferred financing costs, net.
(4) Shopping center includes land held for development.
(5) Includes fixtures, leasehold improvements and other costs capitalized.

Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets as follows:

| | |
|---|---|
| Buildings and building improvements (in years) | 5 to 50 |
| Fixtures, building and leasehold improvements (including certain identified intangible assets) | Terms of leases or useful lives, whichever is shorter |

**KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES**
**SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION**
**As of December 31, 2024**
**(in thousands)**

The aggregate cost for Federal income tax purposes was approximately $19.3 billion at December 31, 2024.

The changes in total real estate assets for the years ended December 31, 2024, 2023 and 2022 are as follows:

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| Balance, beginning of period | $ 18,937,794 | $ 18,457,242 | $ 18,052,271 |
| Additions during period: | | | |
| Acquisitions | 1,977,992 | 208,001 | 542,789 |
| Improvements | 337,729 | 263,171 | 183,561 |
| Transfers from unconsolidated joint ventures | - | 166,490 | - |
| Deductions during period: | | | |
| Sales and assets held-for-sale | (8,549) | (85,541) | (271,347) |
| Adjustment for fully depreciated assets | (62,358) | (59,832) | (36,032) |
| Adjustment of property carrying values | (12,036) | (11,737) | (14,000) |
| Balance, end of period | $ 21,170,572 | $ 18,937,794 | $ 18,457,242 |

The changes in accumulated depreciation and amortization for the years ended December 31, 2024, 2023 and 2022 are as follows:

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| Balance, beginning of period | $ 3,842,869 | $ 3,417,414 | $ 3,010,699 |
| Additions during period: | | | |
| Depreciation for year | 581,429 | 492,434 | 493,075 |
| Deductions during period: | | | |
| Sales and assets held-for-sale | (116) | (7,147) | (50,328) |
| Adjustment for fully depreciated assets/other | (63,943) | (59,832) | (36,032) |
| Balance, end of period | $ 4,360,239 | $ 3,842,869 | $ 3,417,414 |

Reclassifications:

Certain amounts in the prior period have been reclassified in order to conform with the current period's presentation.

**KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES**
**SCHEDULE IV - MORTGAGE LOANS ON REAL ESTATE**
**As of December 31, 2024**
**(in thousands)**

| Description | Interest Rate | Final Maturity Date | Periodic Payment Terms (a) | Prior Liens | Original Face Amount of Mortgages | Carrying Amount of Mortgages (b) | Principal Amount of Loans Subject to Delinquent Principal or Interest |
|---|---|---|---|---|---|---|---|
| **Mortgage Loans:** | | | | | | | |
| ***Retail 1st Mortgage*** | | | | | | | |
| San Antonio, TX | 9.00 % | Jun-25 | I | $ - | $ 146,158 | $ 146,158 | $ - |
| Individually < 3% (c) (d) | (e) | (f) | I | - | 42,589 | 38,888 | - |
| ***Retail 2nd Mortgage*** | | | | | | | |
| San Antonio, TX | 12.00 % | Jun-34 | I | - | 50,219 | 50,219 | - |
| San Antonio, TX | 11.00 % | Sep-27 | I | - | 21,500 | 19,758 | - |
| Euless, TX | 10.00 % | Jun-29 | I | - | 19,600 | 19,600 | - |
| Lynwood, CA | 9.00 % | Jul-25 | I | - | 16,462 | 16,462 | - |
| Jacksonville, FL | 10.00 % | Nov-26 | I | - | 15,000 | 15,000 | - |
| Fairfax, VA | 8.00 % | May-29 | I | - | 14,000 | 14,000 | - |
| Individually < 3% (g) | (h) | (i) | I | - | 132,901 | 129,164 | - |
| ***Nonretail*** | | | | | | | |
| Individually < 3% (j) | (k) | (l) | P&I; PIK | - | 3,854 | 2,238 | - |
| **Other Financing Loans:** | | | | | | | |
| ***Nonretail*** | | | | | | | |
| Borrower A | 7.00 % | Mar-31 | P&I | - | 397 | 279 | - |
| **Allowance for Credit losses:** | | | | - | - | (6,800 ) | - |
| | | | | **$ -** | **$ 462,680** | **$ 444,966** | **$ -** |

(a) I = Interest only; P&I = Principal & Interest; PIK = Paid in Kind at Maturity.
(b) The aggregate cost for Federal income tax purposes was approximately $445.0 million as of December 31, 2024.
(c) Comprised of four separate loans with original loan amounts ranging from $5.3 million to $13.0 million.
(d) There was an outstanding undrawn mortgage loan balance of $3.7 million as of December 31, 2024, for which the Company earns interest at a rate of 1.0% annum.
(e) Interest rates range from 6.35% to 11.00%.
(f) Maturity dates range from August 2028 to March 2034.
(g) Comprised of 16 separate loans with original loan amounts ranging from $3.1 million to $12.5 million.
(h) Interest rates range from 7.00% to 14.00%.
(i) Maturity dates range from June 2025 to October 2053.
(j) Comprised of three separate loans with original loan amounts ranging from $0.5 million to $2.0 million.
(k) Interest rates range from 6.88% to 12.00%.
(l) Maturity dates range from October 2026 to December 2030.

The Company reviews payment status to identify performing versus non-performing loans. As of December 31, 2024, the Company had a total of 31 loans, all of which are performing. The Company monitors the credit quality of its notes receivable on an ongoing basis and considers indicators of credit quality such as loan payment activity, the estimated fair value of the underlying collateral, the personal guarantees of the borrower and the prospects of the borrower.

The following table reconciles mortgage loans and other financing receivables from January 1, 2022 to December 31, 2024 (in thousands):

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| Balance at January 1, | $ 130,745 | $ 87,359 | $ 73,102 |
| Additions: | | | |
| New mortgage and other loans | 428,121 | 43,519 | 75,063 |
| Deductions: | | | |
| Loan repayments | (108,297) | (35) | (60,211) |
| Collections of principal | (103) | (98) | (95) |
| Allowance for credit losses | (5,500) | - | (500) |
| Other adjustments | - | - | - |
| Balance at December 31, | $ 444,966 | $ 130,745 | $ 87,359 |

**Exhibit 23.1**

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-269102) and Form S-8 (Nos. 333-238131, 333-85659, 333-167265, and 333-184776) of Kimco Realty Corporation of our report dated February 21, 2025 relating to the financial statements, financial statement schedules and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 21, 2025

**Exhibit 23.2**

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-269102) of Kimco Realty OP, LLC of our report dated February 21, 2025 relating to the financial statements and financial statement schedules, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 21, 2025

**Exhibit 31.1**

**CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Conor C. Flynn, certify that:

1. I have reviewed this Annual Report on Form 10-K of Kimco Realty Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 21, 2025

/s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer

**Exhibit 31.2**

**CERTIFICATION PURSUANT TO**
**SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Glenn G. Cohen, certify that:

1. I have reviewed this Annual Report on Form 10-K of Kimco Realty Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 21, 2025

/s/ Glenn G. Cohen
Glenn G. Cohen
Chief Financial Officer

**Exhibit 31.3**

**CERTIFICATION PURSUANT TO**
**SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Conor C. Flynn, certify that:

1. I have reviewed this Annual Report on Form 10-K of Kimco Realty OP, LLC;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 21, 2025

/s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer

**Exhibit 31.4**

**CERTIFICATION PURSUANT TO**
**SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Glenn G. Cohen, certify that:

1. I have reviewed this Annual Report on Form 10-K of Kimco Realty OP, LLC;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2025

/s/ Glenn G. Cohen
Glenn G. Cohen
Chief Financial Officer

**Exhibit 32.1**

## Section 1350 Certification

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Kimco Realty Corporation (the “Company”) hereby certifies, to such officer’s knowledge, that:

(i) the accompanying Annual Report on Form 10-K of the Company for the year ended December 31, 2024 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 21, 2025

/s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer

**Exhibit 32.2**

## Section 1350 Certification

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Kimco Realty Corporation (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of the Company for the year ended December 31, 2024 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 21, 2025

/s/ Glenn G. Cohen
Glenn G. Cohen
Chief Financial Officer

**Exhibit 32.3**

**Section 1350 Certification**

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Kimco Realty OP, LLC ("Kimco OP") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of Kimco OP for the year ended December 31, 2024 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Kimco OP.

Date: February 21, 2025

/s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer

**Exhibit 32.4**

## Section 1350 Certification

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Kimco Realty OP, LLC ("Kimco OP") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of Kimco OP for the year ended December 31, 2024 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Kimco OP.

Date: February 21, 2025

/s/ Glenn G. Cohen
Glenn G. Cohen
Chief Financial Officer

| LOCATION | BUILDING NAME | PORTFOLIO | YEAR DEVELOPED OR ACQUIRED | LEASABLE AREA (SQ.FT.) | PERCENT LEASED (1) | MAJOR LEASES TENANT NAME | MAJOR LEASES GLA | MAJOR LEASES TENANT NAME | MAJOR LEASES GLA | GROCER TENANT NAME | GROCER GLA |
|---|---|---|---|---|---|---|---|---|---|---|---|
| ARIZONA | | | | | | | | | | | |
| CHANDLER | RAINTREE RANCH CENTER | | 2021 | 129,822 | 100.0 | MY SISTER'S ATTIC | 15,533 | | | WHOLE FOODS MARKET | 60,000 |
| MESA | MESA RIVERVIEW | | 2005 | 1,104,872 | 98.6 | BASS PRO SHOPS OUTDOOR WORLD | 170,000 | HOME DEPOT | 102,589 | WALMART | 208,000 |
| MESA | RED MOUNTAIN GATEWAY | | 2021 | 75,128 | 100.0 | BURLINGTON | 29,781 | ULTA | 10,000 | TARGET (4) | 125,527 |
| MESA | MONTE VISTA VILLAGE CENTER | | 2021 | 45,751 | 100.0 | PETER PIPER PIZZA | 10,000 | | | | |
| ORO VALLEY | ENTRADA DE ORO PLAZA | | 2021 | 88,665 | 96.1 | | | | | WALMART NEIGHBORHOOD MARKET | 45,163 |
| PEORIA | NORTH VALLEY S.C. | | 2011 | 177,078 | 98.3 | URBAN AIR | 53,984 | JOANN | 40,734 | TARGET (4) | 151,457 |
| PHOENIX | METRO SQUARE | | 1998 | 218,608 | 100.0 | BURLINGTON | 98,054 | MICHAELS | 23,190 | | |
| PHOENIX | PLAZA DEL SOL | | 1998 | 226,591 | 100.0 | COSTCO | 141,659 | ROSS DRESS FOR LESS | 24,254 | RANCH MARKET (4) | 103,909 |
| PHOENIX | PLAZA @ MOUNTAINSIDE | | 1997 | 131,621 | 99.3 | | | | | SAFEWAY | 62,573 |
| PHOENIX | VILLAGE CROSSROADS | | 2011 | 184,292 | 100.0 | MICHAELS | 25,666 | MICHAELS | 25,666 | WALMART | 110,627 |
| PHOENIX | CHRISTOWN SPECTRUM | | 2015 | 837,864 | 96.8 | AMERICAN FURNITURE WAREHOUSE | 149,609 | HARKINS THEATRES | 62,322 | WALMART | 251,361 |
| PHOENIX | CAMELBACK VILLAGE SQUARE | | 2021 | 132,731 | 100.0 | SKY ZONE | 22,403 | | | FRY'S FOOD & DRUG STORE | 82,838 |
| PHOENIX | SQUAW PEAK PLAZA | | 2021 | 61,102 | 100.0 | | | | | SPROUTS FARMERS MARKET | 32,725 |
| PHOENIX | MADISON VILLAGE MARKETPLACE | | 2021 | 90,264 | 100.0 | | | | | SAFEWAY | 49,364 |
| SCOTTSDALE | FOUNTAIN PLAZA | | 2021 | 112,055 | 100.0 | DOLLAR TREE | 12,000 | | | FRY'S FOOD & DRUG STORE | 63,805 |
| SCOTTSDALE | SCOTTSDALE HORIZON | | 2021 | 153,739 | 98.9 | CVS | 16,853 | | | SAFEWAY | 55,255 |
| SCOTTSDALE | DESERT VILLAGE | | 2021 | 101,685 | 96.8 | CVS | 16,856 | MY SISTER'S CLOSET | 12,114 | AJ'S FINE FOOD | 26,381 |
| SCOTTSDALE | SCOTTSDALE WATERFRONT | | 2021 | 93,334 | 97.3 | MOUNTAINSIDE FITNESS EXECUTIVE CLUB | 15,238 | URBAN OUTFITTERS | 11,144 | | |
| SCOTTSDALE | CAMELBACK MILLER PLAZA | | 2021 | 144,427 | 100.0 | TJ MAXX | 34,255 | PETSMART | 28,033 | SPROUTS FARMERS MARKET | 28,500 |
| SCOTTSDALE | THE SUMMIT AT SCOTTSDALE | OIP | 2021 | 190,493 | 98.5 | OFFICEMAX | 15,147 | CVS | 13,813 | SAFEWAY | 64,500 |
| SUN CITY | BELL CAMINO CENTER | | 2012 | 107,680 | 100.0 | CVS | 24,519 | | | SAFEWAY | 45,121 |
| TEMPE | COLLEGE PARK S.C. - TEMPE | | 2011 | 62,285 | 92.6 | PHYSIQ FITNESS | 32,306 | | | | |
| TEMPE | BROADWAY MARKETPLACE | | 2021 | 82,507 | 96.9 | EOS FITNESS | 29,331 | ACE HARDWARE | 16,235 | | |
| TEMPE | PUEBLO ANOZIRA | | 2021 | 156,441 | 96.6 | PETCO | 15,000 | DOLLAR TREE | 11,524 | FRY'S FOOD & DRUG STORE | 61,143 |
| TUCSON | SHOPPES AT BEARS PATH | | 2021 | 43,838 | 81.5 | | | | | | |
| TUCSON | MADERA VILLAGE | | 2021 | 96,697 | 95.8 | WORKOUT ANYTIME | 14,000 | DOLLAR TREE | 10,800 | SAFEWAY | 40,723 |
| CALIFORNIA | | | | | | | | | | | |
| ALHAMBRA | COSTCO PLAZA - ALHAMBRA | | 1998 | 182,073 | 96.6 | JOANN | 13,472 | | | COSTCO | 157,019 |
| ANAHEIM | ANAHEIM PLAZA | | 2021 | 342,245 | 98.5 | CRUNCH FITNESS | 42,250 | ROSS DRESS FOR LESS | 27,200 | EL SUPER | 54,087 |
| ANAHEIM | BROOKHURST CENTER | | 2016 | 154,465 | 100.0 | BURLINGTON | 18,235 | BLINK FITNESS | 16,310 | RALPH'S | 45,000 |
| ANAHEIM | SYCAMORE PLAZA | PRU | 2006 | 105,338 | 100.0 | HARBOR FREIGHT TOOLS | 17,459 | DOLLAR TREE | 10,797 | STATER BROTHERS | 37,440 |
| BELLFLOWER | LAKEWOOD PLAZA | | 2014 | 113,233 | 89.4 | BEST BUY | 64,039 | PLANET FITNESS | 29,025 | | |
| BELLFLOWER | CENTERWOOD PLAZA | | 2021 | 75,486 | 100.0 | DOLLAR TREE | 10,000 | | | SUPERIOR GROCERS | 30,800 |
| BENICIA | SOUTHAMPTON CENTER | | 2021 | 162,026 | 94.6 | ACE HARDWARE | 13,923 | | | RALEY'S | 60,000 |
| CARLSBAD | NORTH COUNTY PLAZA | | 2014 | 158,431 | 73.0 | MARSHALLS | 27,000 | DOLLAR TREE | 16,610 | | |
| CARMICHAEL | MADISON PLAZA | | 1998 | 212,754 | 96.2 | HOME DEPOT | 110,861 | ROSS DRESS FOR LESS | 21,890 | WALMART NEIGHBORHOOD MARKET | 44,257 |
| CASTRO VALLEY | 580 MARKET PLACE | | 2021 | 100,097 | 100.0 | 24 HOUR FITNESS | 14,335 | | | SAFEWAY | 36,110 |
| CHICO | CHICO CROSSROADS | | 2008 | 244,950 | 93.0 | EVANS FURNITURE GALLERIES (2) | 38,250 | REI | 25,002 | FOOD MAXX | 54,239 |
| CHINO HILLS | LABAND VILLAGE S.C. | | 2008 | 73,352 | 96.8 | | | | | STATER BROTHERS | 43,235 |
| CHINO HILLS | CHINO HILLS MARKETPLACE | | 2021 | 310,612 | 89.2 | 24 HOUR FITNESS | 35,000 | DOLLAR TREE | 15,494 | SMART & FINAL | 47,616 |
| COLMA | 280 METRO CENTER | | 2015 | 218,332 | 98.6 | MARSHALLS | 32,000 | ASHLEY | 30,809 | | |
| CORONA | CORONA HILLS PLAZA | | 1998 | 489,151 | 99.7 | COSTCO | 114,112 | HOME DEPOT | 100,000 | 99 RANCH MARKET (4) | 42,630 |
| COVINA | COVINA TOWN SQUARE | KIR | 2000 | 277,603 | 99.5 | LOWE'S HOME CENTER | 111,348 | SKY ZONE | 25,608 | ALDI | 17,508 |
| CUPERTINO | CUPERTINO VILLAGE (3) | | 2006 | 126,296 | 91.6 | | | | | 99 RANCH MARKET | 29,657 |
| DALY CITY | WESTLAKE S.C. | | 2002 | 555,171 | 92.3 | HOME DEPOT | 109,000 | ROSS DRESS FOR LESS | 39,050 | SAFEWAY | 57,817 |
| DUBLIN | DUBLIN RETAIL CENTER | PRU | 2006 | 154,428 | 100.0 | MARSHALLS | 32,000 | ROSS DRESS FOR LESS | 31,060 | H MART | 35,787 |
| EL CAJON | RANCHO SAN DIEGO | CPP | 2010 | 98,316 | 91.6 | RITE AID | 27,642 | ROSS DRESS FOR LESS | 24,000 | | |

| LOCATION | BUILDING NAME | PORTFOLIO | YEAR DEVELOPED OR ACQUIRED | LEASABLE AREA (SQ.FT.) | PERCENT LEASED (1) | MAJOR LEASES | | | | GROCER | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | TENANT NAME | GLA | TENANT NAME | GLA | TENANT NAME | GLA |
| ELK GROVE | BEL AIR VILLAGE S.C. | PRU | 2006 | 137,035 | 100.0 | 24 HOUR FITNESS | 22,000 | | | BEL AIR MARKET | 56,435 |
| ENCINITAS | EL CAMINO PROMENADE | | 2021 | 128,740 | 93.9 | TJ MAXX | 26,943 | BURLINGTON | 24,190 | | |
| ESCONDIDO | DEL NORTE PLAZA | PRU | 2006 | 223,203 | 95.9 | LA FITNESS | 40,000 | ROSS DRESS FOR LESS | 24,729 | VONS | 40,000 |
| FREEDOM | FREEDOM CENTRE | | 2021 | 150,865 | 75.1 | RITE AID | 21,440 | | | SAFEWAY | 55,747 |
| FREMONT | FREMONT HUB | PRU | 2007 | 504,666 | 82.7 | MARSHALLS | 30,028 | ROSS DRESS FOR LESS | 30,000 | SAFEWAY | 54,741 |
| FREMONT | BROOKVALE S.C. | | 2021 | 129,916 | 100.0 | CVS | 24,437 | PLANET FITNESS | 24,145 | LUCKY | 48,000 |
| FREMONT | GATEWAY PLAZA (3) | | 2021 | 165,554 | 95.1 | CINELOUNGE FREMONT 7 | 25,988 | | | RALEY'S | 62,418 |
| GARDENA | GARDENA GATEWAY CENTER | PRU | 2006 | 65,987 | 100.0 | DAISO JAPAN | 19,300 | | | 99 RANCH MARKET | 22,000 |
| HAYWARD | CREEKSIDE CENTER (3) | | 2016 | 74,876 | 93.5 | DOLLAR TREE | 29,300 | | | LAS MONTANAS SUPERMARKET | 23,334 |
| HUNTINGTON BEACH | MARINA VILLAGE | | 2006 | 148,805 | 98.5 | CVS | 20,120 | CRUNCH FITNESS | 16,609 | VONS | 40,800 |
| LA MIRADA | LA MIRADA THEATER CENTER | | 1998 | 264,513 | 99.0 | UFC GYM | 45,388 | U.S. POSTAL SERVICE | 26,577 | ALBERTSONS (4) | 47,199 |
| LA VERNE | LA VERNE TOWNE CENTER | | 2014 | 226,872 | 95.3 | MARSHALLS | 27,764 | STAPLES | 15,661 | TARGET | 114,732 |
| LINCOLN | LINCOLN HILLS TOWN CENTER | | 2015 | 119,559 | 97.7 | CVS | 23,077 | | | SAFEWAY | 55,342 |
| LIVERMORE | PLAZA 580 S.C. | PRU | 2006 | 104,165 | 96.6 | ROSS DRESS FOR LESS | 24,000 | DOLLAR TREE | 12,061 | TARGET (4) | 112,739 |
| LOS ANGELES | KENNETH HAHN PLAZA | | 2010 | 151,160 | 87.0 | DD'S DISCOUNTS | 22,041 | PLANET FITNESS | 18,000 | FOOD 4 LESS | 38,950 |
| LOS ANGELES | 8000 SUNSET STRIP S.C. | | 2021 | 145,643 | 93.6 | CRUNCH FITNESS | 33,329 | LANDMARK THEATRES | 24,693 | TRADER JOE'S | 13,860 |
| MONTEBELLO | MONTEBELLO TOWN SQUARE | KIR | 2000 | 251,489 | 100.0 | ALTAMED | 105,000 | HOBBY LOBBY | 46,270 | | |
| NAPA | SOUTH NAPA MARKET PLACE | | 2006 | 349,530 | 100.0 | TARGET | 116,000 | HOME DEPOT | 100,238 | RALEY'S | 60,890 |
| NORTHRIDGE | PLAZA DI NORTHRIDGE | | 2005 | 163,941 | 98.4 | DSW | 32,400 | BURLINGTON | 24,053 | SUPER KING MARKET | 39,348 |
| NOVATO | NOVATO FAIR S.C. | | 2009 | 133,485 | 78.1 | DOLLAR TREE | 15,708 | | | SAFEWAY | 51,199 |
| OCEANSIDE | EL CAMINO NORTH | PRU | 2006 | 353,004 | 93.3 | AMERICAN FREIGHT - APPLIANCE FURNITURE MATTRESS | 38,902 | ROSS DRESS FOR LESS | 30,000 | | |
| OCEANSIDE | FIRE MOUNTAIN CENTER | PRU | 2006 | 93,810 | 97.2 | LAMPS PLUS | 11,000 | | | TRADER JOE'S | 12,881 |
| PACIFICA | LINDA MAR S.C. | | 2014 | 168,231 | 93.4 | ROSS DRESS FOR LESS | 24,246 | RITE AID | 19,085 | SAFEWAY | 45,892 |
| POWAY | POWAY CITY CENTRE | | 2005 | 122,070 | 93.6 | HOMEGOODS | 26,210 | ROSS DRESS FOR LESS | 21,830 | TRADER JOE'S | 17,700 |
| REDWOOD CITY | REDWOOD CITY PLAZA | | 2009 | 45,870 | 100.0 | OUTDOOR SUPPLY HARDWARE | 42,509 | | | COSTCO (4) | 132,067 |
| ROSEVILLE | STANFORD RANCH | | 2014 | 188,493 | 98.9 | DICK'S SPORTING GOODS | 55,377 | ROSS DRESS FOR LESS | 27,471 | AMAZON FRESH (4) | 45,000 |
| ROSEVILLE | CROCKER RANCH | | 2015 | 81,171 | 94.0 | | | | | SAFEWAY | 55,146 |
| SAN DIEGO | VISTA BALBOA CENTER | KIR | 2000 | 117,410 | 93.9 | 24 HOUR FITNESS | 66,851 | | | H MART | 38,359 |
| SAN DIEGO | MORENA PLAZA | CPP | 2010 | 412,674 | 100.0 | PRICE SELF STORAGE | 120,962 | COSTCO REGIONAL OFFICE | 50,000 | COSTCO | 153,095 |
| SAN DIEGO | CARMEL MOUNTAIN PLAZA | | 2009 | 24,400 | 100.0 | | | | | COSTCO (4) | 133,087 |
| SAN DIEGO | LOMA SQUARE | PRU | 2006 | 205,853 | 98.3 | TJ MAXX | 31,152 | HOMEGOODS | 30,619 | SPROUTS FARMERS MARKET | 19,225 |
| SAN DIEGO | BLACK MOUNTAIN VILLAGE | | 2007 | 48,169 | 100.0 | | | | | NAMASTE PLAZA INDIAN SUPERMARKET | 10,439 |
| SAN DIEGO | RANCHO PENASQUITOS TOWNE CTR. | | 2015 | 156,775 | 95.4 | | | | | VONS | 39,981 |
| SAN DIEGO | CITY HEIGHTS CENTER | | 2012 | 108,741 | 94.8 | | | | | ALBERTSONS | 66,284 |
| SAN DIEGO | FASHION VALLEY S.C. | OJV | 2007 | 225,919 | 100.0 | NORDSTROM | 225,919 | | | | |
| SAN JOSE | STEVENS CREEK CENTRAL S.C. | | 2021 | 210,666 | 97.9 | MARSHALLS | 36,139 | TOTAL WINE & MORE | 25,653 | SAFEWAY | 59,139 |
| SAN JOSE | CAMBRIAN PARK PLAZA (3) | | 2021 | 58,939 | 100.0 | DOLLAR TREE | 30,000 | | | | |
| SAN JOSE | SILVER CREEK PLAZA | | 2021 | 131,821 | 99.8 | WALGREENS | 16,000 | | | SPROUTS FARMERS MARKET | 30,130 |
| SAN LEANDRO | FASHION FAIRE PLACE | PRU | 2006 | 95,255 | 88.1 | ROSS DRESS FOR LESS | 26,706 | MICHAELS | 19,020 | | |
| SAN LEANDRO | GREENHOUSE MARKETPLACE | | 2021 | 142,598 | 78.3 | JOANN | 25,000 | ACE HARDWARE | 18,520 | SAFEWAY (4) | 44,692 |
| SAN MARCOS | RANCHO SAN MARCOS VILLAGE (3) | | 2021 | 111,083 | 89.4 | PLANET FITNESS | 24,100 | DOLLAR TREE | 12,620 | ALDI | 21,687 |
| SAN MARCOS | SAN MARCOS PLAZA | | 2021 | 34,880 | 75.8 | | | | | ALBERTSONS (4) | 44,296 |
| SAN RAMON | MAGNOLIA SQUARE S.C. | KIR | 1999 | 46,147 | 91.4 | ULTA | 10,709 | PETCO | 10,000 | | |
| SANTA ANA | HOME DEPOT PLAZA - SANTA ANA | | 1998 | 134,400 | 100.0 | HOME DEPOT | 134,400 | | | | |
| SANTA ROSA | FULTON MARKET PLACE | | 2005 | 102,478 | 93.6 | ACE HARDWARE | 12,100 | | | RALEY'S | 60,913 |
| SANTA ROSA | STONY POINT PLAZA | | 2021 | 194,569 | 97.8 | ROSS DRESS FOR LESS | 28,106 | GOODWILL INDUSTRIES | 27,895 | FOOD MAXX | 57,897 |
| SANTEE | SANTEE TROLLEY SQUARE | | 2015 | 312,754 | 97.7 | 24 HOUR FITNESS | 36,000 | MACY'S | 30,000 | TARGET (4) | 126,587 |
| TEMECULA | PALM PLAZA S.C. | KIR | 1999 | 342,000 | 97.3 | AT HOME | 86,479 | TEMEKU CINEMAS | 29,650 | FOOD 4 LESS | 52,640 |

| LOCATION | BUILDING NAME | PORTFOLIO | YEAR DEVELOPED OR ACQUIRED | LEASABLE AREA (SQ.FT.) | PERCENT LEASED (1) | MAJOR LEASES TENANT NAME | GLA | TENANT NAME | GLA | GROCER TENANT NAME | GLA |
|---|---|---|---|---|---|---|---|---|---|---|---|
| TEMECULA | REDHAWK TOWNE CENTER | CPP | 2010 | 519,018 | 100.0 | WALMART | 221,639 | KOHL'S | 88,728 | SPROUTS FARMERS MARKET | 25,647 |
| TORRANCE | TORRANCE PROMENADE | KIR | 2000 | 270,749 | 97.1 | BURLINGTON | 43,595 | UFC GYM | 42,575 | TRADER JOE'S | 10,004 |
| TRUCKEE | TRUCKEE CROSSROADS | | 2006 | 26,553 | 90.7 | | | | | SAVE MART (4) | 29,572 |
| TRUCKEE | GATEWAY AT DONNER PASS | | 2015 | 81,449 | 87.6 | | | | | SAFEWAY | 40,300 |
| TUSTIN | LARWIN SQUARE S.C. | | 2006 | 193,415 | 84.3 | CRUNCH FITNESS | 16,520 | GOODWILL INDUSTRIES | 11,000 | 99 RANCH MARKET | 41,430 |
| TUSTIN | TUSTIN HEIGHTS S.C. | | 2006 | 137,287 | 100.0 | MICHAELS | 22,364 | PETCO | 11,550 | SMART & FINAL | 36,400 |
| TUSTIN | THE DISTRICT @ TUSTIN LEGACY | OJV | 2018 | 687,683 | 95.6 | TARGET | 134,639 | AMC THEATRES | 68,159 | WHOLE FOODS MARKET | 60,550 |
| UPLAND | MOUNTAIN SQUARE | PRU | 2006 | 273,149 | 91.5 | HOME DEPOT | 98,064 | HOBBY LOBBY | 63,748 | | |
| VALENCIA | GRANARY SQUARE | PRU | 2006 | 138,778 | 91.0 | CVS | 25,500 | | | RALPH'S | 45,579 |
| WESTMINSTER | PAVILIONS PLACE | PRU | 2006 | 205,066 | 96.7 | HOWARD'S | 17,962 | | | H MART | 69,445 |
| WESTMINSTER | WESTMINSTER CENTER | | 2021 | 417,567 | 94.5 | HOME DEPOT | 102,220 | REGENCY THEATRES | 35,000 | ALBERTSONS | 50,000 |
| WHITTIER | WHITTWOOD TOWN CENTER | | 2017 | 681,420 | 99.3 | TARGET | 141,900 | SEARS | 137,985 | VONS | 51,011 |
| WINDSOR | LAKEWOOD VILLAGE | | 2014 | 123,427 | 94.3 | CVS | 19,950 | | | SAFEWAY | 52,610 |
| COLORADO | | | | | | | | | | | |
| ARVADA | NORTHRIDGE S.C. – ARVADA | | 2013 | 127,641 | 87.5 | | | | | TARGET (4) | 128,000 |
| AURORA | VILLAGE ON THE PARK | | 1998 | 158,303 | 98.4 | ROSS DRESS FOR LESS | 30,187 | TJ MAXX | 28,140 | | |
| AURORA | QUINCY PLACE S.C. | | 1998 | 42,977 | 95.1 | | | | | KING SOOPERS (4) | 56,959 |
| AURORA | EAST BANK S.C. (3) | | 1998 | 53,426 | 86.1 | | | | | | |
| DENVER | WEST 38TH STREET S.C. | | 1998 | 18,405 | 100.0 | | | | | LOCAVORE | 18,405 |
| DENVER | LOWRY TOWN CENTER | | 2021 | 62,603 | 87.7 | | | | | SAFEWAY (4) | 53,208 |
| EDGEWATER | EDGEWATER MARKETPLACE | | 2021 | 144,553 | 99.2 | ACE HARDWARE | 18,800 | | | KING SOOPERS | 76,560 |
| ENGLEWOOD | ENGLEWOOD PLAZA (3) | | 1998 | 7,650 | 100.0 | | | | | | |
| FORT COLLINS | FRONT RANGE VILLAGE | | 2024 | 404,097 | 93.2 | URBAN AIR | 64,815 | ZONE ATHLETIC CLUBS | 28,000 | SPROUTS FARMERS MARKET (5) | 24,288 |
| GREELEY | GREELEY COMMONS | | 2012 | 138,818 | 100.0 | BURLINGTON | 27,974 | MICHAELS | 21,323 | SPROUTS FARMERS MARKET | 21,236 |
| HIGHLANDS RANCH | HIGHLANDS RANCH S.C. | | 2011 | 208,092 | 98.7 | ACE HARDWARE | 33,450 | TJ MAXX | 30,000 | KING SOOPERS | 77,696 |
| LAKEWOOD | HERITAGE WEST S.C. | | 1998 | 82,581 | 95.9 | | | | | SAFEWAY | 49,788 |
| LITTLETON | MARKET AT SOUTHPARK | | 2011 | 191,268 | 99.2 | PLANET FITNESS | 25,267 | ARC THRIFT STORES | 19,831 | KING SOOPERS | 64,532 |
| PARKER | CROSSING AT STONEGATE | | 2021 | 120,502 | 98.9 | | | | | KING SOOPERS | 65,972 |
| SHERIDAN | RIVER POINT AT SHERIDAN | | 2021 | 333,342 | 84.6 | REGAL CINEMAS | 55,455 | BURLINGTON | 40,000 | COSTCO (4) | 152,000 |
| CONNECTICUT | | | | | | | | | | | |
| BRANFORD | BRANHAVEN PLAZA | KIR | 2000 | 190,738 | 94.6 | KOHL'S | 86,830 | FIVE BELOW | 10,284 | BIG Y | 46,669 |
| DANBURY | NEWTOWN S.C. | | 2014 | 136,209 | 100.0 | MARSHALLS | 30,954 | | | WALMART | 105,255 |
| FARMINGTON | WEST FARM S.C. | | 1998 | 210,305 | 100.0 | BURLINGTON | 51,240 | NORDSTROM RACK | 35,834 | | |
| HAMDEN | HAMDEN MART | | 2016 | 345,679 | 82.6 | WALMART | 89,750 | BURLINGTON | 47,738 | ALDI | 19,927 |
| NORTH HAVEN | HOME DEPOT PLAZA - NORTH HAVEN | | 1998 | 338,666 | 98.7 | HOME DEPOT | 111,500 | DICK'S SPORTING GOODS | 48,265 | BJ'S WHOLESALE CLUB | 109,920 |
| WILTON | WILTON RIVER PARK S.C. (3) | | 2012 | 93,456 | 96.6 | | | | | STOP & SHOP | 46,764 |
| DELAWARE | | | | | | | | | | | |
| WILMINGTON | BRANDYWINE COMMONS II | | 2014 | 165,792 | 100.0 | BURLINGTON | 42,443 | RAYMOUR & FLANIGAN FURNITURE | 36,000 | SHOPRITE | 58,236 |
| FLORIDA | | | | | | | | | | | |
| ALTAMONTE SPRINGS | RENAISSANCE CENTRE | | 1998 | 192,090 | 100.0 | PGA TOUR SUPERSTORE | 38,292 | DSW | 23,990 | WHOLE FOODS MARKET | 40,000 |
| BOCA RATON | BOCA LYONS PLAZA | | 2021 | 117,597 | 99.2 | ROSS DRESS FOR LESS | 33,575 | DOLLAR TREE | 10,000 | AROMA MARKET | 16,484 |
| BOCA RATON | CAMINO SQUARE | | 1967 | - | | | | | | | |
| BOCA RATON | MISSION BAY PLAZA | R2G | 2024 | 261,476 | 100.0 | DICK'S SPORTING GOODS | 45,962 | LA FITNESS | 38,312 | THE FRESH MARKET | 21,782 |
| BOYNTON BEACH | BOYNTON WEST S.C. | KIR | 1999 | 195,786 | 98.6 | BEALLS | 103,479 | BURLINGTON | 51,195 | | |
| BRANDON | PLAZA AT BRANDON TOWN CENTER | KIR | 2001 | 143,785 | 98.1 | BOWLERO | 40,000 | ROSS DRESS FOR LESS | 25,106 | TARGET (4) | 107,648 |
| CAPE CORAL | SHOPS AT SANTA BARBARA | | 2015 | 42,030 | 100.0 | | | | | | |
| CAPE CORAL | CORAL POINTE S.C. | | 2015 | 125,108 | 98.4 | ROSS DRESS FOR LESS | 32,265 | STAPLES | 20,347 | PUBLIX | 44,684 |
| CLEARWATER | CURLEW CROSSING S.C. | | 2005 | 112,188 | 95.5 | JOANN | 49,865 | STAPLES | 17,055 | | |
| CLEARWATER | COUNTRYSIDE CENTRE | | 2021 | 248,348 | 96.1 | DICK'S SPORTING GOODS | 54,563 | TJ MAXX | 30,107 | | |
| CLEARWATER | SUNSET POINT 19 S.C. | | 2021 | 267,819 | 98.4 | HOBBY LOBBY | 55,000 | SCANDINAVIAN DESIGNS | 33,330 | SPROUTS FARMERS MARKET | 31,998 |
| CLEARWATER | CYPRESS POINT | | 2024 | 168,863 | 100.0 | AT HOME | 82,136 | CHUCK E CHEESE | 14,901 | THE FRESH MARKET | 24,500 |

| LOCATION | BUILDING NAME | PORTFOLIO | YEAR DEVELOPED OR ACQUIRED | LEASABLE AREA (SQ.FT.) | PERCENT LEASED (1) | MAJOR LEASES | | | | GROCER | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | TENANT NAME | GLA | TENANT NAME | GLA | TENANT NAME | GLA |
| CLERMONT | CLERMONT LANDING | OJV | 2021 | 178,301 | 95.6 | ROSS DRESS FOR LESS | 30,187 | TJ MAXX | 26,000 | | |
| COCONUT CREEK | CORAL CREEK SHOPS | R2G | 2024 | 112,736 | 95.1 | | | | | PUBLIX | 42,112 |
| COOPER CITY | EMBASSY LAKES | | 2021 | 131,751 | 80.2 | DOLLAR TREE | 11,126 | | | BRAVO SUPERMARKET | 46,328 |
| CORAL SPRINGS | CORAL SQUARE PROMENADE | | 1994 | 55,089 | 100.0 | BIG LOTS | 33,517 | | | | |
| CORAL SPRINGS | MAPLEWOOD PLAZA | | 1997 | 86,342 | 100.0 | TJ MAXX | 29,500 | DISCOVERY CLOTHING CO. | 15,000 | | |
| DANIA BEACH | DANIA POINTE | | 2016 | 740,630 | 86.4 | BRANDSMART U.S.A | 91,347 | REGAL CINEMAS | 63,531 | SPROUTS FARMERS MARKET | 29,645 |
| DEERFIELD BEACH | SHOPPES AT DEERFIELD | | 2021 | 409,227 | 95.6 | BURLINGTON | 35,004 | PARAGON THEATERS | 32,368 | PUBLIX | 42,112 |
| DELRAY BEACH | MARKETPLACE OF DELRAY | | 2024 | 213,202 | 89.7 | ROSS DRESS FOR LESS | 27,625 | OFFICE DEPOT | 26,500 | | |
| FORT LAUDERDALE | CYPRESS CREEK STATION (3) | | 2009 | 200,105 | 96.5 | REGAL CINEMAS | 52,936 | LA FITNESS | 48,479 | | |
| HOLLYWOOD | OAKWOOD PLAZA NORTH | | 2016 | 898,913 | 96.3 | HOME DEPOT | 142,280 | BJ'S WHOLESALE CLUB | 120,251 | NET COST MARKET | 24,950 |
| HOLLYWOOD | HOLLYWOOD HILLS PLAZA | OIP | 2021 | 377,543 | 100.0 | TARGET | 119,454 | CHEWY.COM | 100,928 | PUBLIX | 42,112 |
| HOMESTEAD | HOMESTEAD TOWNE SQUARE | OJV | 1972 | 205,614 | 98.9 | MARSHALLS | 29,575 | HOMEGOODS | 23,500 | PUBLIX | 56,077 |
| HOMESTEAD | HOMESTEAD-WACHTEL LAND LEASE | | 1972 | 3,600 | 100.0 | | | | | PUBLIX (4) | 56,077 |
| JACKSONVILLE | RIVERPLACE S.C. | | 2010 | 257,566 | 98.9 | HOMESENSE | 36,000 | AMERICAN FREIGHT - APPLIANCE FURNITURE MATTRESS | 28,020 | | |
| JACKSONVILLE | ARGYLE VILLAGE | | 2021 | 306,506 | 100.0 | SERVICE MERCHANDISE | 50,000 | JOANN | 48,945 | PUBLIX | 51,420 |
| JACKSONVILLE | ATLANTIC WEST | OJV | 2021 | 92,268 | 100.0 | TJ MAXX | 28,000 | HOMEGOODS | 18,021 | WALMART (4) | 206,265 |
| JACKSONVILLE | KERNAN VILLAGE | OJV | 2021 | 85,158 | 94.9 | ROSS DRESS FOR LESS | 30,187 | PETCO | 15,000 | WALMART (4) | 206,265 |
| JACKSONVILLE | RIVER CITY MARKETPLACE | | 2024 | 632,050 | 98.0 | ASHLEY | 41,820 | BURLINGTON | 39,991 | BJ'S WHOLESALE CLUB | 103,005 |
| JACKSONVILLE | PARKWAY SHOPS | | 2024 | 144,114 | 98.9 | HOBBY LOBBY | 55,000 | DICK'S SPORTING GOODS | 45,000 | ALDI (5) | 26,454 |
| KEY LARGO | TRADEWINDS S.C. | KIR | 2000 | 160,651 | 94.9 | BURLINGTON | 23,603 | TJ MAXX | 23,000 | PUBLIX | 64,080 |
| LAKELAND | MERCHANTS WALK | | 2001 | 236,522 | 99.5 | HOBBY LOBBY | 53,271 | ROSS DRESS FOR LESS | 30,846 | | |
| LAND O'LAKES | VILLAGE LAKES S.C. | | 2024 | 170,473 | 98.3 | BEALLS OUTLET | 25,817 | MARSHALLS | 24,009 | | |
| LARGO | CENTER AT MISSOURI AVENUE | | 1968 | 131,067 | 100.0 | OLD TIME POTTERY | 58,374 | UFC GYM | 25,121 | ALDI | 20,800 |
| LARGO | TRI-CITY PLAZA | | 1992 | 221,429 | 100.0 | LA FITNESS | 33,490 | BURLINGTON | 30,302 | PUBLIX | 42,112 |
| LARGO | LARGO PLAZA | | 2021 | 376,664 | 94.4 | BEALLS | 35,550 | REGAL CINEMAS | 29,224 | PUBLIX (4) | 120,180 |
| LAUDERHILL | FT. LAUDERDALE PLAZA | | 1974 | 181,576 | 94.6 | BURLINGTON | 44,450 | STAPLES | 23,500 | FESTIVAL SUPERMARKET | 22,772 |
| MARATHON | MARATHON S.C. | | 2013 | 107,816 | 100.0 | SURF STYLE | 55,096 | | | WINN-DIXIE | 38,400 |
| MELBOURNE | NASA PLAZA | | 1968 | 168,737 | 99.5 | RADIAL | 69,900 | WALGREENS | 15,525 | | |
| MIAMI | GROVE GATE S.C. | | 1968 | 107,000 | 100.0 | HOME DEPOT | 105,154 | | | MILAN'S MARKET | 10,947 |
| MIAMI | CORAL WAY PLAZA | OJV | 1965 | 74,148 | 100.0 | YOUFIT HEALTH CLUBS | 30,000 | | | FRESCO Y MAS (4) | 55,944 |
| MIAMI | CORAL WAY PLAZA | OJV | 2003 | 87,305 | 100.0 | ORCHARD SUPPLY HARDWARE | 29,111 | | | FRESCO Y MAS | 55,944 |
| MIAMI | MILLER ROAD S.C. | | 1986 | 87,069 | 100.0 | WALGREENS | 14,468 | | | PUBLIX | 46,810 |
| MIAMI | SOUTH MIAMI S.C. | | 1995 | 64,007 | 80.7 | PETCO | 22,418 | PARTY CITY | 15,611 | | |
| MIAMI | CORAL WAY PLAZA | OJV | 2016 | 1,615 | 100.0 | | | | | FRESCO Y MAS (4) | 55,944 |
| MIAMI | KENDALE LAKES PLAZA | | 2009 | 293,001 | 99.4 | KMART | 114,000 | HOBBY LOBBY | 40,000 | | |
| MIAMI | MILLER WEST PLAZA | | 2015 | 63,563 | 98.2 | | | | | PUBLIX | 44,271 |
| MIAMI | CORSICA SQUARE S.C. | | 2015 | 60,280 | 100.0 | | | | | PUBLIX | 45,600 |
| MIAMI | FLAGLER PARK PLAZA | | 2007 | 355,051 | 91.7 | BURLINGTON | 29,953 | YOUFIT HEALTH CLUBS | 24,757 | PUBLIX | 56,000 |
| MIAMI | PARK HILL PLAZA | | 2011 | 110,169 | 100.0 | LITTLE VILLAGE LEARNING CENTER | 10,000 | | | FRESCO Y MAS | 34,890 |
| MIAMI | WINN DIXIE - MIAMI | | 2013 | 61,837 | 100.0 | | | | | WINN-DIXIE | 61,837 |
| MIAMI | TJ MAXX PLAZA | | 2021 | 161,429 | 100.0 | TJ MAXX | 32,800 | DOLLAR TREE | 10,000 | FRESCO Y MAS | 37,794 |
| MIAMI | PALMS AT TOWN & COUNTRY | | 2021 | 659,284 | 95.8 | KOHL'S | 88,709 | MARSHALLS/HOMEGOODS | 50,877 | PUBLIX | 39,795 |
| MIAMI | TAMIAMI TRAIL SHOPS | OIP | 2021 | 110,952 | 96.6 | CANO HEALTH | 11,234 | CVS | 10,356 | PUBLIX | 42,112 |
| MIAMI | MARY BRICKELL VILLAGE | R2G | 2024 | 198,694 | 93.8 | LA FITNESS | 35,295 | | | PUBLIX | 29,203 |
| NORTH MIAMI BEACH | IVES DAIRY CROSSING | | 1985 | 108,795 | 97.2 | WALGREENS | 15,930 | | | PUBLIX | 51,420 |
| OAKLAND PARK | NORTHRIDGE S.C. – OAKLAND PARK | OIP | 2021 | 234,199 | 95.3 | ROSS DRESS FOR LESS | 29,561 | YOUFIT HEALTH CLUBS | 28,752 | PUBLIX | 44,123 |
| ORLANDO | BAYHILL PLAZA | KIR | 2000 | 189,148 | 100.0 | FITNESS CF | 56,000 | PGA TOUR SUPERSTORE | 50,239 | SPROUTS FARMERS MARKET | 26,556 |
| ORLANDO | SODO S.C. | | 2008 | 179,074 | 97.9 | LA FITNESS | 49,875 | TJ MAXX | 26,843 | TARGET (4) | 184,782 |
| ORLANDO | MILLENIA PLAZA | | 2009 | 156,061 | 100.0 | MARSHALLS | 30,027 | HOMEGOODS | 24,991 | TARGET (4) | 187,166 |
| ORLANDO | GRAND OAKS VILLAGE | | 2011 | 86,269 | 95.9 | | | | | THE FRESH MARKET | 18,400 |
| ORLANDO | PHILLIPS CROSSING | | 2021 | 145,644 | 96.4 | MICHAELS | 21,012 | GOLF GALAXY | 16,375 | WHOLE FOODS MARKET | 52,549 |
| ORLANDO | COLONIAL PLAZA | | 2021 | 491,707 | 89.7 | HOBBY LOBBY | 53,065 | BARNES & NOBLE | 35,131 | SPROUTS FARMER'S MARKET | 23,000 |

| LOCATION | BUILDING NAME | PORTFOLIO | YEAR DEVELOPED OR ACQUIRED | LEASABLE AREA (SQ.FT.) | PERCENT LEASED (1) | MAJOR LEASES TENANT NAME | GLA | TENANT NAME | GLA | GROCER TENANT NAME | GLA |
|---|---|---|---|---|---|---|---|---|---|---|---|
| ORLANDO | THE MARKETPLACE AT DR PHILLIPS | OIP | 2021 | 326,729 | 95.5 | CRUNCH FITNESS | 37,080 | HOMEGOODS | 25,512 | PUBLIX | 64,850 |
| ORLANDO | WATERFORD LAKES TOWN CENTER | | 2024 | 701,941 | 98.2 | REGAL CINEMAS | 86,231 | BEST BUY | 46,094 | TARGET | 186,600 |
| OVIEDO | RIVERSIDE LANDINGS | | 2015 | 78,093 | 100.0 | | | | | PUBLIX | 44,270 |
| PALM HARBOR | HIGHLAND LAKES PLAZA | | 2024 | 79,310 | 86.3 | BARNES & NOBLE | 21,725 | MICHAELS | 18,780 | TRADER JOE'S | 13,045 |
| PALM HARBOR | EAST LAKE WOODLANDS | R2G | 2024 | 104,431 | 85.9 | WALGREENS | 13,000 | | | WALMART NEIGHBORHOOD MARKET | 48,758 |
| PEMBROKE PINES | PEMBROKE COMMONS | OIP | 2021 | 303,127 | 86.8 | LA FITNESS | 39,850 | ROSS DRESS FOR LESS | 25,010 | PUBLIX | 65,537 |
| PEMBROKE PINES | FLAMINGO PINES | OIP | 2021 | 131,664 | 89.4 | | | | | PUBLIX | 55,000 |
| PENSACOLA | UNIVERSITY TOWN CENTER | | 2011 | 101,377 | 97.0 | | | | | PUBLIX | 61,389 |
| PLANTATION | PLANTATION COMMONS | | 2017 | 60,414 | 97.8 | | | | | ENSON MARKET | 41,440 |
| PLANTATION | VIZCAYA SQUARE | | 2021 | 110,081 | 98.1 | | | | | WINN-DIXIE | 54,307 |
| PLANTATION | WEST BROWARD S.C. | | 2024 | 139,732 | 86.2 | ROSS DRESS FOR LESS | 21,965 | BADCOCK HOME FURNITURE | 21,646 | PUBLIX | 29,365 |
| POMPANO BEACH | POMPANO POINTE S.C. | | 2012 | 77,352 | 100.0 | HOMEGOODS | 20,280 | ULTA | 11,224 | WHOLE FOODS MARKET | 40,100 |
| ROYAL PALM BEACH | THE CROSSROADS | R2G | 2024 | 128,401 | 99.2 | WALGREENS | 13,000 | DOLLAR TREE | 10,251 | PUBLIX | 55,454 |
| SAINT PETERSBURG | OAK TREE PLAZA | | 1968 | 118,574 | 86.9 | OLLIE'S BARGAIN OUTLET | 45,871 | YOUFIT HEALTH CLUBS | 22,000 | | |
| SARASOTA | TUTTLEBEE PLAZA | | 2008 | 100,237 | 100.0 | TJ MAXX | 29,825 | OFFICEMAX | 23,800 | | |
| SEA RANCH LAKES | SEA RANCH CENTRE | | 2021 | 90,956 | 97.1 | CVS | 14,273 | DOLLAR TREE | 10,000 | PUBLIX | 28,606 |
| SOUTH PASADENA | SOUTH PASADENA S.C. | R2G | 2024 | 163,746 | 96.5 | BEALLS OUTLET | 26,250 | CVS | 12,000 | WALMART NEIGHBORHOOD MARKET | 41,884 |
| TALLAHASSEE | VILLAGE COMMONS S.C. | | 1998 | 190,811 | 99.3 | TOTAL WINE & MORE | 31,920 | HOMEGOODS | 24,471 | THE FRESH MARKET | 22,300 |
| TAMPA | THE PLAZA AT CITRUS PARK | KIR | 2001 | 340,000 | 84.9 | BEST BUY | 46,121 | JOANN | 45,965 | | |
| TAMPA | CARROLLWOOD COMMONS | | 1997 | 206,564 | 100.0 | AMERICAN SIGNATURE | 49,106 | ROSS DRESS FOR LESS | 26,250 | SPROUTS FARMERS MARKET | 27,000 |
| TAMPA | MISSION BELL S.C. | | 2004 | 197,181 | 100.0 | LOWE'S HOME CENTER | 167,000 | | | | |
| WELLINGTON | VILLAGE GREEN CENTER | | 2021 | 70,240 | 100.0 | | | | | TRADER JOE’S | 12,500 |
| WELLINGTON | WELLINGTON GREEN COMMONS | | 2021 | 125,847 | 100.0 | | | | | WHOLE FOODS MARKET | 49,979 |
| WEST PALM BEACH | BELMART PLAZA | | 2014 | 66,440 | 91.9 | | | | | PUBLIX | 28,800 |
| WEST PALM BEACH | MCDONALD'S - BELVEDERE PLAZA | | 1997 | 3,787 | 100.0 | | | | | PUBLIX (4) | 28,800 |
| WINTER PARK | WINTER PARK CORNERS | | 2021 | 95,211 | 98.9 | ORANGE COUNTY, FLORIDA | 10,500 | | | SPROUTS FARMERS MARKET | 30,348 |
| GEORGIA | | | | | | | | | | | |
| ACWORTH | LAKESIDE MARKETPLACE | | 2021 | 137,498 | 98.6 | ROSS DRESS FOR LESS | 30,222 | MICHAELS | 23,921 | TARGET (4) | 169,120 |
| ATLANTA | EMBRY VILLAGE | | 2008 | 208,657 | 97.6 | PLANET FITNESS | 19,838 | MR. CUE'S BILLIARDS & BURGERS | 14,870 | KROGER | 102,877 |
| ATLANTA | PERIMETER EXPO | | 2016 | 175,835 | 100.0 | ONELIFE FITNESS | 53,851 | MARSHALLS | 36,598 | | |
| ATLANTA | PERIMETER VILLAGE | | 2021 | 378,321 | 97.1 | HOBBY LOBBY | 40,000 | DSW | 19,920 | WALMART (2) | 183,500 |
| ATLANTA | CAMP CREEK MARKETPLACE II | | 2021 | 196,283 | 98.1 | AMERICAN SIGNATURE | 50,134 | LA FITNESS | 45,000 | | |
| ATLANTA | PUBLIX AT PRINCETON LAKES | OIP | 2021 | 68,407 | 100.0 | | | | | PUBLIX | 45,600 |
| DECATUR | NORTH DECATUR STATION | OIP | 2021 | 88,779 | 100.0 | | | | | WHOLE FOODS MARKET | 35,097 |
| DULUTH | RIVERWALK MARKETPLACE | | 2015 | 78,025 | 100.0 | | | | | WHOLE FOODS MARKET | 70,125 |
| DULUTH | PEACHTREE HILL | | 2024 | 89,075 | 95.9 | LA FITNESS | 45,000 | | | KROGER (5) | 65,625 |
| DULUTH | PROMENADE AT PLEASANT HILL | | 2024 | 257,972 | 95.6 | K1 SPEED | 55,797 | LA FITNESS | 40,221 | PUBLIX | 65,920 |
| GRAYSON | GRAYSON COMMONS | | 2021 | 76,581 | 100.0 | | | | | KROGER | 46,581 |
| JOHNS CREEK | MARKET AT HAYNES BRIDGE | | 2008 | 130,390 | 95.7 | | | | | KROGER | 62,000 |
| LAWRENCEVILLE | LAWRENCEVILLE MARKET | | 2013 | 285,656 | 100.0 | HOBBY LOBBY | 67,400 | AMC THEATRES | 65,442 | TARGET (4) | 116,400 |
| NEWNAN | NEWNAN PAVILION | | 2024 | 353,393 | 89.3 | KOHL'S | 86,584 | ACADEMY SPORTS & OUTDOORS | 73,418 | ALDI | 23,320 |
| PEACHTREE CITY | BRAELINN VILLAGE | | 2014 | 266,005 | 81.9 | ACE PICKLEBALL CLUB | 40,000 | | | KROGER | 108,127 |
| POWDER SPRINGS | BROWNSVILLE COMMONS | | 2021 | 27,747 | 84.5 | | | | | KROGER (4) | 54,166 |
| ROSWELL | ROSWELL CORNERS | | 2021 | 145,496 | 98.5 | TJ MAXX | 30,000 | | | THE FRESH MARKET | 23,923 |
| ROSWELL | ROSWELL CROSSING | | 2021 | 191,170 | 97.9 | PIKE FAMILY NURSERIES | 45,116 | OFFICEMAX | 23,500 | TRADER JOE'S | 11,606 |
| WOODSTOCK | WOODSTOCK SQUARE | | 2024 | 218,859 | 98.4 | KOHL'S | 86,584 | OFFICE DEPOT | 23,500 | TARGET (4) | 188,000 |
| IOWA | | | | | | | | | | | |
| CLIVE | CLIVE PLAZA | | 1996 | 90,000 | 100.0 | KMART | 90,000 | | | | |
| ILLINOIS | | | | | | | | | | | |
| CHAMPAIGN | PINETREE PLAZA | KIR | 2001 | 111,720 | 100.0 | BEST BUY | 45,350 | ROSS DRESS FOR LESS | 30,247 | | |

| LOCATION | BUILDING NAME | PORTFOLIO | YEAR DEVELOPED OR ACQUIRED | LEASABLE AREA (SQ.FT.) | PERCENT LEASED (1) | MAJOR LEASES TENANT NAME | GLA | MAJOR LEASES TENANT NAME | GLA | GROCER TENANT NAME | GLA |
|---|---|---|---|---|---|---|---|---|---|---|---|
| GLENVIEW | PLAZA DEL PRADO | | 2017 | 141,721 | 96.6 | | | | | JEWEL OSCO | 59,171 |
| PALATINE | DEER GROVE CENTRE | | 2024 | 209,220 | 95.1 | HOBBY LOBBY | 55,000 | TJ MAXX | 50,000 | ALDI (5) | 20,388 |
| SKOKIE | SKOKIE POINTE | | 1997 | 62,983 | 100.0 | MARSHALLS | 30,406 | OLD NAVY | 28,049 | JEWEL OSCO (4) | 70,630 |
| VERNON HILLS | HAWTHORN HILLS SQUARE S.C. | | 2012 | 192,624 | 93.2 | DICK'S SPORTING GOODS | 54,997 | PETSMART | 27,518 | | |
| INDIANA | | | | | | | | | | | |
| GREENWOOD | GREENWOOD S.C. | | 1970 | 217,876 | 100.0 | BIG LOTS | 47,000 | MARSHALLS/HOMEGOODS | 42,000 | FRESH THYME FARMERS MARKET | 29,979 |
| KENTUCKY | | | | | | | | | | | |
| CRESCENT SPRINGS | BUTTERMILK TOWNE CENTER | | 2024 | 183,020 | 97.9 | FIELD & STREAM | 50,380 | LA FITNESS | 45,867 | REMKE MARKETS | 47,527 |
| LOUISVILLE | FESTIVAL ON JEFFERSON COURT | | 2021 | 169,783 | 98.5 | NADIA BEAUTY SUPPLY | 19,200 | PARTY CITY | 14,420 | KROGER | 59,976 |
| MASSACHUSETTS | | | | | | | | | | | |
| BEDFORD | BEDFORD MARKETPLACE | R2G | 2024 | 153,738 | 95.9 | MARSHALLS | 44,790 | | | WHOLE FOODS MARKET | 40,175 |
| BRIGHTON | WASHINGTON ST. PLAZA (3) | | 2014 | 20,350 | 100.0 | | | | | WHOLE FOODS MARKET | 20,350 |
| BROOKLINE | BROOKLINE VILLAGE | | 2024 | 5,361 | 100.0 | | | | | | |
| CAMBRIDGE | MEMORIAL PLAZA | | 2014 | 62,555 | 100.0 | MICRO CENTER | 41,724 | | | TRADER JOE'S | 11,065 |
| CANTON | VILLAGE SHOPPES OF CANTON | R2G | 2024 | 255,059 | 91.6 | MARSHALLS | 37,300 | WOW! WORK OUT WORLD | 22,900 | SHAW'S SUPERMARKET | 64,000 |
| CHATHAM | MAIN ST. PLAZA | | 2014 | 24,432 | 100.0 | OCEAN STATE JOB LOT | 24,432 | | | | |
| DEDHAM | DEDHAM POINTE | R2G | 2024 | 511,097 | 95.0 | AT HOME | 93,279 | DICK'S SPORTING GOODS | 52,046 | STOP & SHOP | 74,236 |
| DORCHESTER | MORRISSEY PLAZA | | 2014 | 84,470 | 100.0 | FLOOR & DECOR | 84,470 | | | | |
| EVERETT | GLENDALE SQUARE | | 2014 | 41,278 | 92.7 | WALGREENS | 14,707 | | | EL VALLE DE LA SULTANA MARKET | 6,950 |
| FALMOUTH | FALMOUTH PLAZA | | 2014 | 88,976 | 81.1 | STAPLES | 24,652 | PLANET FITNESS | 12,368 | ALDI (4) | 23,350 |
| FRAMINGHAM | WAVERLY PLAZA | | 2014 | 26,482 | 100.0 | | | | | AJ SEABRA SUPERMARKET | 9,615 |
| HYANNIS | FESTIVAL AT HYANNIS S.C. | | 2014 | 231,883 | 98.3 | HOBBY LOBBY | 46,932 | HOMEGOODS | 24,904 | SHAW'S SUPERMARKET | 54,712 |
| MEDFORD | FELLSWAY @ 630 | | 2014 | 56,215 | 100.0 | LOWE'S OUTLET | 22,478 | | | ALDI | 21,952 |
| NORTHBOROUGH | NORTHBOROUGH CROSSING | | 2024 | 323,651 | 98.6 | KOHL'S | 87,428 | MARSHALLS | 30,000 | WEGMANS (5) | 139,449 |
| QUINCY | NORTH QUINCY PLAZA | | 2014 | 80,510 | 100.0 | MING SEAFOOD RESTAURANT CORP. | 14,247 | | | 99 RANCH MARKET | 55,087 |
| QUINCY | ADAMS PLAZA | | 2014 | 24,469 | 100.0 | WALGREENS | 12,607 | | | | |
| REVERE | BROADWAY PLAZA | | 2014 | 15,272 | 100.0 | WALGREENS | 15,272 | | | | |
| SALEM | PARADISE PLAZA | | 2014 | 48,587 | 90.2 | STAPLES | 17,001 | | | | |
| SWAMPSCOTT | VINNIN SQUARE PLAZA | | 2014 | 63,975 | 100.0 | CVS | 11,060 | PETCO | 10,250 | | |
| WAKEFIELD | NORTH AVE. PLAZA | | 2014 | 15,984 | 100.0 | MG FITNESS | 15,984 | | | | |
| WALTHAM | LINDEN PLAZA | | 2014 | 24,284 | 100.0 | PETCO | 13,650 | | | | |
| WOBURN | WASHINGTON ST. S.C. | | 2014 | 123,681 | 100.0 | KOHL'S | 93,705 | ULTA | 10,483 | | |
| WORCESTER | MILL ST. PLAZA | | 2014 | 66,281 | 100.0 | HARBOR FREIGHT TOOLS | 18,859 | DOLLAR TREE | 10,541 | ASIAN SUPERMARKET | 21,521 |
| MARYLAND | | | | | | | | | | | |
| BALTIMORE | FULLERTON PLAZA | | 2014 | 158,422 | 100.0 | LA FITNESS | 34,000 | | | WEIS MARKETS | 67,520 |
| BALTIMORE | INGLESIDE S.C. | | 2014 | 114,045 | 100.0 | MODERN BUFFET | 11,868 | DOLLAR TREE | 10,000 | SAFEWAY | 54,200 |
| BALTIMORE | WILKENS BELTWAY PLAZA | | 2014 | 100,616 | 100.0 | | | | | GIANT FOOD | 65,425 |
| BALTIMORE | YORK ROAD PLAZA | | 2014 | 90,903 | 98.7 | | | | | GIANT FOOD | 56,892 |
| BALTIMORE | PUTTY HILL PLAZA | | 2013 | 90,777 | 94.5 | | | | | GIANT FOOD | 43,136 |
| BEL AIR | GREENBRIER S.C. | | 2014 | 130,193 | 93.0 | CVS | 10,125 | DOLLAR TREE | 10,000 | SAFEWAY | 55,032 |
| CLARKSVILLE | RIVER HILL VILLAGE CENTER | | 2014 | 105,907 | 98.1 | | | | | GIANT FOOD | 62,943 |
| COLUMBIA | SNOWDEN SQUARE S.C. | | 2012 | 75,000 | 100.0 | MICHAELS | 26,706 | PETSMART | 25,000 | BJ'S WHOLESALE CLUB (4) | 109,384 |
| COLUMBIA | HICKORY RIDGE | | 2015 | 100,803 | 93.6 | | | | | GIANT FOOD | 57,994 |
| COLUMBIA | KINGS CONTRIVANCE | | 2014 | 98,399 | 86.6 | | | | | HARRIS TEETER | 56,905 |
| COLUMBIA | HARPERS CHOICE | | 2015 | 91,165 | 87.3 | | | | | SAFEWAY | 55,164 |
| COLUMBIA | THE SHOPPES AT WILDE LAKE | | 2002 | 69,903 | 94.5 | CVS | 13,225 | | | GROCERY OUTLET BARGAIN MARKET | 15,079 |
| COLUMBIA | COLUMBIA CROSSING | | 2015 | 404,258 | 100.0 | ASHLEY | 63,062 | DICK'S SPORTING GOODS | 60,840 | TARGET (4) | 130,604 |
| CROFTON | CROFTON CENTRE | | 2024 | 252,230 | 97.6 | AT HOME | 95,810 | GOLD'S GYM | 32,859 | GIANT FOOD | 54,800 |
| DISTRICT HEIGHTS | THE SHOPS AT DISTRICT HEIGHTS | | 2015 | 90,865 | 100.0 | | | | | GIANT FOOD | 64,333 |
| ELLICOTT CITY | DORSEY'S SEARCH VILLAGE CENTER | | 2015 | 86,456 | 100.0 | | | | | GIANT FOOD | 55,000 |
| ELLICOTT CITY | ENCHANTED FOREST S.C. | | 2014 | 142,052 | 100.0 | PETCO | 12,400 | | | SAFEWAY | 50,093 |
| ELLICOTT CITY | LONG GATE S.C. | PRU | 2007 | 429,030 | 100.0 | TARGET | 146,773 | KOHL'S | 106,889 | SAFEWAY | 55,164 |
| FREDERICK | VILLAGES AT URBANA | | 2003 | 111,033 | 95.0 | | | | | GIANT FOOD | 56,166 |

| | | | | | | MAJOR LEASES | | | | GROCER | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| LOCATION | BUILDING NAME | PORTFOLIO | YEAR DEVELOPED OR ACQUIRED | LEASABLE AREA (SQ.FT.) | PERCENT LEASED (1) | TENANT NAME | GLA | TENANT NAME | GLA | TENANT NAME | GLA |
| GAITHERSBURG | GAITHERSBURG S.C. | | 1999 | 88,277 | 100.0 | FLOOR & DECOR | 60,102 | MATTRESS & FURNITURE MART | 10,026 | | |
| GAITHERSBURG | KENTLANDS MARKET SQUARE | | 2016 | 238,298 | 95.6 | CINEPOLIS LUXURY CINEMAS | 34,052 | MICHAELS | 23,296 | WHOLE FOODS MARKET | 35,868 |
| HUNT VALLEY | SHAWAN PLAZA | | 2008 | 94,653 | 100.0 | | | | | GIANT FOOD | 55,330 |
| LAUREL | LAUREL PLAZA | | 1964 | 162,144 | 100.0 | 2ND AVE VALUE STORES | 81,550 | PLANET FITNESS | 21,000 | | |
| OWINGS MILLS | MILL STATION DEVELOPMENT | | 2016 | 606,703 | 98.8 | COSTCO | 148,000 | LOWE'S HOME CENTER | 111,238 | GIANT FOOD | 66,450 |
| PASADENA | PATRIOTS PLAZA | OJV | 2003 | 38,766 | 88.2 | DAVITA | 10,496 | | | | |
| PIKESVILLE | CENTRE COURT-RETAIL/BANK | | 2011 | 105,223 | 98.9 | | | | | GIANT FOOD | 63,529 |
| ROCKVILLE | PIKE CENTER | | 2021 | 80,869 | 89.8 | LUNA HALL | 12,700 | GOLFDOM | 10,909 | | |
| TIMONIUM | TIMONIUM CROSSING | | 2014 | 53,914 | 100.0 | AMERICAN RADIOLOGY | 14,849 | | | | |
| TIMONIUM | TIMONIUM SQUARE | | 2003 | 191,561 | 91.2 | STAPLES | 15,000 | | | GIANT FOOD | 61,941 |
| TOWSON | RADCLIFFE CENTER | | 2014 | 88,405 | 100.0 | 4 WHEEL PARTS | 11,500 | CVS | 10,125 | SAFEWAY | 59,180 |
| TOWSON | TOWSON PLACE | | 2012 | 682,651 | 96.2 | WALMART (2) | 154,828 | TARGET | 132,608 | WEIS MARKETS | 55,452 |
| MICHIGAN | | | | | | | | | | | |
| CLINTON TOWNSHIP | CLINTON POINTE | | 2024 | 135,450 | 95.6 | TJ MAXX | 24,145 | PLANET FITNESS | 23,425 | TARGET (4) | 116,000 |
| NOVI | WEST OAKS S.C. | | 2024 | 259,183 | 100.0 | GARDNER WHITE | 60,817 | NORDSTROM RACK | 33,420 | | |
| NOVI | WEST OAKS II S.C. | | 2024 | 191,015 | 92.7 | JOANN | 49,675 | BURLINGTON | 25,755 | | |
| ROCHESTER HILLS | WINCHESTER CENTER | | 2024 | 315,856 | 100.0 | DICK'S SPORTING GOODS | 60,365 | MARSHALLS | 50,079 | | |
| SOUTHFIELD | SOUTHFIELD PLAZA | | 2024 | 190,099 | 95.2 | BURLINGTON | 67,541 | FORMAN MILLS | 42,671 | | |
| TROY | TROY MARKETPLACE | R2G | 2024 | 249,483 | 100.0 | LA FITNESS | 45,000 | NORDSTROM RACK | 36,383 | | |
| WEST BLOOMFIELD | THE SHOPS AT OLD ORCHARD | R2G | 2024 | 96,822 | 97.5 | WITBECK HOME APPLIANCE MART | 10,223 | | | PLUM MARKET | 36,044 |
| MINNESOTA | | | | | | | | | | | |
| EDINA | CENTENNIAL SHOPS | | 2024 | 85,230 | 100.0 | PINSTRIPES | 32,414 | THE CONTAINER STORE | 22,040 | | |
| MAPLE GROVE | ARBOR LAKES RETAIL CENTER | KIR | 2001 | 450,981 | 99.2 | BEST BUY | 45,953 | JOANN | 45,940 | BYERLY'S | 55,043 |
| MAPLE GROVE | THE FOUNTAINS AT ARBOR LAKES | | 2006 | 481,032 | 99.2 | LOWE'S HOME CENTER | 137,933 | DICK'S SPORTING GOODS | 51,182 | COSTCO (4) | 139,262 |
| MINNETONKA | RIDGEDALE FESTIVAL CENTER | KIR | 1998 | 121,066 | 100.0 | HOBBY LOBBY | 62,204 | TOTAL WINE & MORE | 25,775 | | |
| WOODBURY | WOODBURY LAKES | | 2024 | 357,359 | 95.3 | ALAMO DRAFTHOUSE CINEMA | 43,392 | PUBLIC LANDS | 28,785 | TRADER JOE'S (4) | 9,800 |
| MISSOURI | | | | | | | | | | | |
| CREVE COEUR | HERITAGE PLACE | | 2024 | 269,245 | 98.4 | TJ MAXX | 30,025 | MARSHALLS | 27,550 | DIERBERGS MARKETS | 74,721 |
| SAINT CHARLES | CENTER POINT S.C. | | 1998 | 84,460 | 100.0 | KOHL'S | 84,460 | | | | |
| TOWN & COUNTRY | TOWN & COUNTRY CROSSING | R2G | 2024 | 187,984 | 100.0 | REI | 23,358 | HOMEGOODS | 19,672 | WHOLE FOODS MARKET | 55,012 |
| NORTH CAROLINA | | | | | | | | | | | |
| CARY | CENTRUM @ CROSSROADS | KIR | 2001 | 315,977 | 100.0 | BJ'S WHOLESALE CLUB | 108,532 | KOHL'S | 86,584 | BJ'S WHOLESALE CLUB | 108,532 |
| CARY | CROSSROADS PLAZA - CARY | | 2000 | 586,786 | 98.1 | DICK'S SPORTING GOODS | 55,000 | BEST BUY | 51,259 | | |
| CARY | NORTHWOODS S.C. | | 2021 | 77,802 | 97.0 | | | | | WALMART NEIGHBORHOOD MARKET | 39,680 |
| CARY | HIGH HOUSE CROSSING | | 2021 | 80,040 | 95.8 | TRIUMPH GYMNASTICS | 15,748 | | | LIDL (2) | 26,543 |
| CHARLOTTE | WOODLAWN MARKETPLACE | | 1968 | 241,432 | 97.8 | HOME DEPOT | 85,600 | BURLINGTON | 48,000 | | |
| CHARLOTTE | TYVOLA SQUARE | | 1986 | 228,538 | 99.1 | ROSS DRESS FOR LESS | 32,003 | K&G FASHION SUPERSTORE | 28,109 | COMPARE FOODS | 24,928 |
| CHARLOTTE | QUAIL CORNERS | | 2014 | 106,219 | 97.8 | | | | | HARRIS TEETER | 51,486 |
| CORNELIUS | JETTON VILLAGE SHOPPES | | 2011 | 80,600 | 100.0 | | | | | HARRIS TEETER | 57,260 |
| DAVIDSON | DAVIDSON COMMONS | | 2012 | 83,938 | 98.5 | | | | | HARRIS TEETER | 48,000 |
| DURHAM | NEW HOPE COMMONS | KIR | 2002 | 408,065 | 100.0 | WALMART | 149,929 | BEST BUY | 45,000 | WALMART | 149,929 |
| DURHAM | HOPE VALLEY COMMONS | | 2021 | 81,327 | 96.6 | | | | | HARRIS TEETER | 48,505 |
| MOORESVILLE | MOORESVILLE CROSSING | | 2007 | 165,798 | 100.0 | BEST BUY | 30,000 | NORDSTROM RACK | 28,000 | | |
| MORRISVILLE | PARK PLACE S.C. | | 2008 | 169,901 | 96.0 | CARMIKE CINEMAS | 60,124 | O2 FITNESS CLUBS | 36,000 | FOOD LION | 36,427 |
| RALEIGH | PLEASANT VALLEY PROMENADE | | 1993 | 355,902 | 70.3 | GOLF GALAXY | 59,719 | ROSS DRESS FOR LESS | 30,187 | | |
| RALEIGH | BRENNAN STATION | | 2011 | 128,392 | 100.0 | OFFICE DEPOT | 22,391 | TOWN AND COUNTRY HARDWARE | 12,000 | TRADER JOE'S | 14,679 |
| RALEIGH | FALLS POINTE | | 2021 | 109,501 | 100.0 | | | | | HARRIS TEETER | 54,314 |
| RALEIGH | CAPITAL SQUARE | | 2021 | 143,063 | 72.7 | IT'S FASHION METRO | 14,694 | IBEAUTY | 14,000 | FOOD LION | 39,301 |
| RALEIGH | LEESVILLE TOWNE CENTRE | | 2021 | 127,106 | 99.2 | DUKE PRIMARY CARE | 12,711 | | | HARRIS TEETER | 46,479 |
| RALEIGH | SIX FORKS STATION S.C. | | 2021 | 468,314 | 100.0 | HOME DEPOT | 117,424 | TARGET | 113,849 | FOOD LION | 44,213 |
| RALEIGH | STONEHENGE MARKET | | 2021 | 188,623 | 100.0 | PAINTED TREE BOUTIQUES | 34,097 | | | HARRIS TEETER | 58,000 |
| WINSTON-SALEM | CLOVERDALE PLAZA | | 1969 | 132,590 | 97.7 | DOLLAR TREE | 14,849 | | | HARRIS TEETER | 60,279 |

| LOCATION | BUILDING NAME | PORTFOLIO | YEAR DEVELOPED OR ACQUIRED | LEASABLE AREA (SQ.FT.) | PERCENT LEASED (1) | MAJOR LEASES TENANT NAME | GLA | MAJOR LEASES TENANT NAME | GLA | GROCER TENANT NAME | GLA |
|---|---|---|---|---|---|---|---|---|---|---|---|
| NEW HAMPSHIRE | | | | | | | | | | | |
| NASHUA | WEBSTER SQUARE | | 2014 | 215,640 | 96.8 | TJ MAXX | 25,219 | MICHAELS | 24,300 | TRADER JOE'S | 13,800 |
| NEWINGTON | THE CROSSINGS | | 2024 | 509,749 | 100.0 | KOHL'S | 96,183 | REGAL CINEMAS | 57,371 | ALDI | 27,741 |
| SALEM | ROCKINGHAM PLAZA | | 1994 | 350,451 | 81.2 | KOHL'S | 91,282 | BOB'S DISCOUNT FURNITURE | 51,507 | | |
| NEW JERSEY | | | | | | | | | | | |
| BRIDGEWATER | BRIDGEWATER PROMENADE | KIR | 2001 | 241,884 | 100.0 | BURLINGTON | 40,415 | MARSHALLS | 39,562 | TRADER JOE'S | 12,820 |
| CHERRY HILL | BRACE ROAD STATION | | 1985 | 124,750 | 100.0 | | | | | HUNG VUONG SUPERMARKET | 62,532 |
| CHERRY HILL | HILLVIEW S.C. | | 2014 | 216,219 | 100.0 | KOHL'S | 86,770 | HOBBY LOBBY | 44,675 | TARGET (4) | 130,915 |
| CHERRY HILL | GARDEN STATE PAVILIONS | | 2011 | 381,020 | 97.8 | BURLINGTON | 70,500 | GABE'S (2) | 39,610 | SHOPRITE | 86,076 |
| CLARK | CENTRAL CENTER-SHOPRITE | | 2013 | 85,000 | 100.0 | | | | | SHOPRITE | 85,000 |
| CLARK | COMMERCE CENTER EAST | | 2013 | 52,812 | 100.0 | | | | | BRIXMOR | 52,812 |
| CLARK | CENTRAL PLAZA | | 2013 | 41,537 | 100.0 | AHS HOSPITAL | 28,000 | WALGREENS | 13,537 | | |
| EAST WINDSOR | EAST WINDSOR VILLAGE | | 2008 | 248,727 | 100.0 | TARGET | 126,200 | KOHL'S | 30,257 | PATEL BROTHERS | 22,310 |
| EDGEWATER | EDGEWATER COMMONS | PRU | 2007 | 426,864 | 100.0 | TARGET | 113,156 | TJ MAXX | 35,000 | ACME MARKETS | 63,966 |
| HILLSDALE | PLAZA AT HILLSDALE | | 2014 | 60,432 | 100.0 | WALGREENS | 16,332 | | | KINGS SUPERMARKET | 30,811 |
| HOLMDEL | HOLMDEL TOWNE CENTER | | 2007 | 299,723 | 100.0 | HOBBY LOBBY | 56,021 | MARSHALLS/HOMEGOODS | 48,833 | | |
| HOLMDEL | COMMONS AT HOLMDEL | | 2007 | 235,694 | 96.0 | BEST BUY | 30,109 | MICHAELS | 25,482 | | |
| MILLBURN | PLAZA AT SHORT HILLS | | 2014 | 89,321 | 98.4 | CITYMD | 17,139 | PET SUPPLIES PLUS | 10,158 | KINGS SUPERMARKET | 40,024 |
| MOORESTOWN | MAPLE SHADE | | 2009 | 201,351 | 100.0 | LOWE'S HOME CENTER | 135,198 | SKY ZONE | 42,173 | | |
| NORTH BRUNSWICK | NORTH BRUNSWICK PLAZA | | 1994 | 429,293 | 98.4 | WALMART | 184,648 | BURLINGTON | 64,676 | WALMART | 181,957 |
| PISCATAWAY | PISCATAWAY TOWN CENTER | | 1998 | 97,134 | 65.6 | | | | | PATEL BROTHERS | 31,000 |
| RIDGEWOOD | RIDGEWOOD S.C. | | 1994 | 24,280 | 100.0 | | | | | WHOLE FOODS MARKET | 24,280 |
| UNION | UNION CRESCENT PLAZA | | 2007 | 98,193 | 100.0 | | | | | WHOLE FOODS MARKET | 60,000 |
| WAYNE | WILLOWBROOK PLAZA | | 2009 | 401,574 | 100.0 | FLOOR & DECOR | 93,704 | LIFE STORAGE LP | 85,063 | | |
| WESTMONT | WESTMONT PLAZA | | 1994 | 156,613 | 100.0 | TARGET | 48,142 | DOLLAR TREE | 12,000 | SPROUTS FARMERS MARKET | 22,360 |
| NEW MEXICO | | | | | | | | | | | |
| ALBUQUERQUE | NORTH TOWNE PLAZA - ALBUQUERQUE | | 2021 | 118,721 | 100.0 | HOMEGOODS | 22,514 | | | WHOLE FOODS MARKET | 34,020 |
| NEVADA | | | | | | | | | | | |
| LAS VEGAS | RANCHO TOWNE & COUNTRY | | 2021 | 84,670 | 100.0 | | | | | SMITH'S | 55,096 |
| LAS VEGAS | FRANCISCO CENTER | | 2021 | 116,756 | 95.4 | DD'S DISCOUNTS | 19,350 | | | LA BONITA | 36,800 |
| LAS VEGAS | CHARLESTON COMMONS | | 2021 | 330,815 | 100.0 | WALMART | 116,792 | BURLINGTON | 29,442 | GROCERY OUTLET BARGAIN MARKET | 29,849 |
| NORTH LAS VEGAS | COLLEGE PARK S.C. - N LAS VEGAS | | 2021 | 167,160 | 92.8 | CVS | 24,100 | WSS | 14,924 | EL SUPER | 36,983 |
| RENO | DEL MONTE PLAZA | | 2006 | 119,377 | 96.5 | SIERRA TRADING POST | 31,000 | FIVE BELOW | 10,542 | WHOLE FOODS MARKET | 51,758 |
| RENO | REDFIELD PROMENADE | | 2015 | 152,639 | 87.6 | NORDSTROM RACK | 31,038 | BOB'S DISCOUNT FURNITURE | 28,788 | NATURAL GROCERS | 16,198 |
| RENO | MCQUEEN CROSSINGS S.C. | | 2015 | 104,319 | 100.0 | | | | | RALEY'S | 65,519 |
| RENO | GALENA JUNCTION S.C. | | 2015 | 118,012 | 100.0 | SHELL OIL | 10,000 | | | RALEY'S | 61,570 |
| SPARKS | D'ANDREA MARKETPLACE | | 2007 | 119,601 | 96.9 | CVS | 18,990 | | | SAFEWAY | 56,061 |
| SPARKS | SPARKS MERCANTILE | | 2015 | 113,759 | 92.2 | | | | | RALEY'S | 63,476 |
| NEW YORK | | | | | | | | | | | |
| BAY SHORE | MARKET AT BAY SHORE | | 2006 | 176,831 | 100.0 | BEST BUY | 45,499 | BURLINGTON | 43,123 | ALDI | 18,635 |
| BELLMORE | BELLMORE S.C. | | 2004 | 15,445 | 100.0 | PETSMART | 12,052 | | | | |
| BRIDGEHAMPTON | BRIDGEHAMPTON COMMONS | | 2009 | 304,959 | 100.0 | KMART | 89,935 | TJ MAXX | 26,768 | KING KULLEN | 61,892 |
| BRONX | CONCOURSE PLAZA | OJV | 2013 | 224,959 | 66.7 | BLINK FITNESS | 18,119 | EXTREME DEPARTMENT STORE, LLC | 15,003 | FOOD BAZAAR | 51,680 |
| BROOKLYN | MILL BASIN PLAZA | KIR | 2000 | 80,708 | 97.3 | HOME DEPOT | 58,200 | WALGREENS | 11,050 | | |
| BROOKLYN | OCEAN PLAZA | | 2003 | 10,000 | - | | | | | | |
| BROOKLYN | KINGS HIGHWAY S.C. | | 2004 | 29,671 | 65.3 | CENTER FOR ALLIED HEALTH EDUCATION | 19,371 | | | | |
| BROOKLYN | RALPH AVENUE PLAZA | | 2004 | 40,373 | 100.0 | DUANE READE | 15,638 | PARTY CITY | 13,424 | | |
| BROOKLYN HEIGHTS | KEY FOOD - ATLANTIC AVENUE | | 2012 | 7,200 | 100.0 | | | | | KEY FOOD | 7,200 |
| COMMACK | VETERANS MEMORIAL PLAZA | | 1998 | 251,254 | 100.0 | HOBBY LOBBY | 42,970 | BURLINGTON | 40,471 | WHOLE FOODS MARKET | 45,000 |
| COMMACK | BIRCHWOOD PLAZA | | 2007 | 24,617 | 100.0 | DOLLAR TREE | 14,137 | | | | |

| LOCATION | BUILDING NAME | PORTFOLIO | YEAR DEVELOPED OR ACQUIRED | LEASABLE AREA (SQ.FT.) | PERCENT LEASED (1) | MAJOR LEASES | | | | GROCER | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | TENANT NAME | GLA | TENANT NAME | GLA | TENANT NAME | GLA |
| COPIAGUE | HOME DEPOT PLAZA - COPIAGUE | KIR | 1998 | 135,436 | 100.0 | HOME DEPOT | 112,000 | | | TARGET (4) | 130,417 |
| EAST NORTHPORT | NORTHPORT CENTER | | 2012 | 3,827 | 100.0 | | | | | | |
| ELMONT | ELMONT S.C. | | 2004 | 27,078 | 100.0 | TJ MAXX | 21,178 | | | | |
| ELMSFORD | ELMSFORD CENTER 2 | | 2013 | 58,838 | 100.0 | AUTONATION | 58,838 | | | | |
| FARMINGDALE | AIRPORT PLAZA | | 2015 | 413,830 | 100.0 | HOME DEPOT | 116,790 | PETSMART | 30,235 | STEW LEONARD'S | 60,000 |
| FLUSHING | KISSENA BLVD S.C. | | 2007 | 22,416 | 100.0 | FRUIT VALLEY PRODUCE | 17,300 | | | FRUIT VALLEY PRODUCE | 17,300 |
| FRANKLIN SQUARE | FRANKLIN SQUARE S.C. | | 2004 | 17,789 | 100.0 | PHENIX SALON SUITES | 11,857 | | | | |
| FREEPORT | MEADOWBROOK COMMONS | KIR | 2000 | 173,002 | 98.5 | TARGET | 46,753 | VORNADO REALTY TRUST | 37,328 | TARGET | 46,753 |
| GLEN COVE | NORTH SHORE TRIANGLE | KIR | 2000 | 49,212 | 87.8 | STAPLES | 24,880 | PETSMART | 13,482 | | |
| GREAT NECK | THE GARDENS AT GREAT NECK | | 2022 | 111,463 | 59.5 | PLANET FITNESS | 22,000 | RITE AID | 11,700 | | |
| GREENVALE | THE GREEN COVE PLAZA | | 2022 | 86,446 | 97.1 | TJ MAXX | 30,992 | EQUINOX FITNESS CLUB | 24,000 | | |
| HAMPTON BAYS | HAMPTON BAYS PLAZA | | 1989 | 70,990 | 100.0 | MACY'S | 50,000 | PETCO | 11,890 | | |
| HICKSVILLE | HICKSVILLE PLAZA | | 2004 | 35,736 | 100.0 | PETCO (2) | 12,919 | DOLLAR TREE | 10,481 | VILLAGER'S FARMER MARKET | 12,919 |
| HUNTINGTON STATION | TURNPIKE PLAZA | | 2011 | 52,973 | 79.2 | | | | | LIDL | 30,700 |
| JERICHO | JERICHO COMMONS SOUTH | | 2007 | 171,180 | 100.0 | MARSHALLS | 33,600 | MILLERIDGE | 20,466 | WHOLE FOODS MARKET | 39,504 |
| KEW GARDENS HILLS | FAMILY DOLLAR UNION TURNPIKE | | 2012 | 9,140 | 100.0 | | | | | | |
| LITTLE NECK | LITTLE NECK PLAZA | | 2003 | 48,275 | 100.0 | | | | | LITTLE NECK GROCERY | 8,750 |
| LONG ISLAND CITY | KEY FOOD - 21ST STREET | | 2012 | 6,065 | 100.0 | | | | | KEY FOOD | 5,621 |
| MANHASSET | MANHASSET CENTER | | 1999 | 155,321 | 100.0 | MARSHALLS | 40,114 | NORDSTROM RACK | 34,257 | KING KULLEN | 37,570 |
| MASPETH | GRAND PLAZA | | 2004 | 22,500 | 100.0 | | | | | KEY FOOD | 22,500 |
| MASSAPEQUA | CARMANS PLAZA | | 2022 | 182,081 | 94.1 | PLANET FITNESS | 19,870 | DMV | 19,310 | KEY FOOD | 32,570 |
| MASSAPEQUA PARK | SOUTHGATE SHOPPING CENTER | | 2022 | 111,776 | 96.3 | | | | | KING KULLEN | 51,283 |
| MERRICK | MERRICK COMMONS | KIR | 2000 | 108,876 | 100.0 | HOMEGOODS | 24,836 | PLANET FITNESS | 15,038 | LIDL | 31,478 |
| MINEOLA | MINEOLA CROSSINGS | | 2007 | 26,747 | 100.0 | | | | | NORTH SHORE FARMS | 10,000 |
| MUNSEY PARK | MUNSEY PARK PLAZA | KIR | 2000 | 72,748 | 100.0 | THEODORE ALEXANDER | 41,393 | | | WHOLE FOODS MARKET | 20,000 |
| NESCONSET | SMITHTOWN PLAZA | | 2009 | 55,968 | 100.0 | PETSMART | 28,916 | BOB'S DISCOUNT FURNITURE | 27,052 | COSTCO (4) | 122,475 |
| NORTH MASSAPEQUA | NORTH MASSAPEQUA S.C. | | 2004 | 29,599 | 100.0 | DOLLAR TREE | 13,965 | | | | |
| PLAINVIEW | MANETTO HILL PLAZA | | 1969 | 88,118 | 90.5 | PLANET FITNESS | 17,464 | | | AMAZON FRESH | 33,342 |
| SELDEN | INDEPENDENCE PLAZA - SELDEN | | 2014 | 236,130 | 100.0 | HOME DEPOT | 102,220 | TARGET | 52,250 | TARGET | 52,250 |
| STATEN ISLAND | FOREST AVENUE S.C. | KIR | 2000 | 189,968 | 99.0 | LA FITNESS | 34,000 | TJ MAXX/HOMEGOODS | 26,962 | | |
| STATEN ISLAND | RICHMOND S.C. | | 1989 | 268,362 | 100.0 | TARGET | 139,839 | REGENCY FURNITURE | 29,216 | TARGET | 139,839 |
| STATEN ISLAND | GREENRIDGE PLAZA | | 1997 | 97,959 | 100.0 | LA FITNESS | 33,180 | | | ALDI | 21,317 |
| STATEN ISLAND | THE BOULEVARD | | 2006 | 410,189 | 97.6 | ALAMO DRAFTHOUSE CINEMA | 45,485 | LA FITNESS | 37,583 | SHOPRITE | 67,868 |
| STATEN ISLAND | FOREST AVENUE PLAZA | | 2005 | 46,063 | 100.0 | TARGET | 46,063 | | | TARGET | 63,062 |
| STATEN ISLAND | 2424 HYLAN BOULEVARD | | 2020 | 56,500 | 100.0 | ISLAND TOYOTA | 56,500 | | | | |
| SYOSSET | SYOSSET S.C. | | 1967 | 32,124 | 100.0 | PLANET FITNESS | 16,664 | | | | |
| SYOSSET | SYOSSET CORNERS | | 2022 | 25,442 | 100.0 | | | | | | |
| VALLEY STREAM | KEY FOOD - CENTRAL AVENUE | | 2012 | 27,924 | 100.0 | | | | | KEY FOOD | 27,924 |
| WEST ISLIP | SEQUAMS SHOPPING CENTER | | 2022 | 24,149 | 100.0 | | | | | SOUTHDOWN MARKET | 11,575 |
| WHITE PLAINS | WHITE PLAINS S.C. | | 2004 | 14,450 | 100.0 | DOLLAR TREE | 14,450 | | | | |
| WOODBURY | WOODBURY COMMON | | 2022 | 84,222 | 82.7 | | | | | FRESH MARKET (2) | 19,800 |
| WOODBURY | THE MARKETPLACE | | 2022 | 35,737 | 91.1 | ACTION BLACK | 15,177 | PARTY CITY | 12,000 | | |
| WOODBURY | STOP & SHOP | | 2022 | 55,000 | 100.0 | | | | | STOP & SHOP | 55,000 |
| WOODSIDE | MET FRESH | | 2012 | 7,500 | 100.0 | | | | | MET FRESH | 7,500 |
| YONKERS | SHOPRITE S.C. | | 1995 | 43,560 | 100.0 | | | | | SHOPRITE | 43,560 |
| YONKERS | ROMAINE PLAZA | | 2005 | 10,329 | 100.0 | ADVANCE AUTO PARTS | 10,329 | | | | |
| OHIO | | | | | | | | | | | |
| COLUMBUS | OLENTANGY PLAZA | | 2024 | 252,512 | 96.8 | MICRO CENTER | 47,090 | MARSHALLS | 28,000 | DAYOU INTERNATIONAL MARKET | 32,563 |
| HAMILTON | BRIDGEWATER FALLS | | 2024 | 503,861 | 95.8 | JCPENNEY | 98,250 | DICK'S SPORTING GOODS | 50,000 | TARGET (4) | 124,544 |
| HOLLAND | SPRING MEADOWS PLACE | | 2024 | 314,513 | 92.9 | ASHLEY | 36,320 | TJ MAXX | 32,152 | TARGET (4) | 104,000 |
| MASON | DEERFIELD TOWNE CENTER | | 2024 | 469,440 | 93.2 | REGAL CINEMAS | 65,139 | DICK'S SPORTING GOODS | 48,000 | WHOLE FOODS MARKET | 28,158 |

| LOCATION | BUILDING NAME | PORTFOLIO | YEAR DEVELOPED OR ACQUIRED | LEASABLE AREA (SQ.FT.) | PERCENT LEASED (1) | MAJOR LEASES TENANT NAME | GLA | MAJOR LEASES TENANT NAME | GLA | GROCER TENANT NAME | GLA |
|---|---|---|---|---|---|---|---|---|---|---|---|
| UPPER ARLINGTON | THE SHOPS ON LANE AVENUE | R2G | 2024 | 183,437 | 80.1 | ULTA | 12,500 | COHATCH | 10,733 | WHOLE FOODS MARKET | 35,709 |
| OREGON | | | | | | | | | | | |
| CLACKAMAS | CLACKAMAS PROMENADE | PRU | 2007 | 235,116 | 95.9 | HOBBY LOBBY | 45,461 | NORDSTROM RACK | 27,766 | TARGET (4) | 125,923 |
| GRESHAM | GRESHAM TOWN FAIR | PRU | 2006 | 264,634 | 84.4 | MADRONA WATUMULL | 55,120 | ROSS DRESS FOR LESS | 26,832 | | |
| HAPPY VALLEY | CLACKAMAS SQUARE | OIP | 2021 | 73,951 | 88.1 | TJ MAXX | 25,404 | | | WINCO FOODS (4) | 64,255 |
| HILLSBORO | TANASBOURNE VILLAGE | PRU | 2008 | 206,691 | 97.0 | RITE AID | 27,465 | DSW | 19,949 | SAFEWAY | 53,000 |
| MILWAUKIE | MILWAUKIE MARKETPLACE | PRU | 2007 | 185,760 | 81.4 | RITE AID (2) | 31,472 | PLANET FITNESS | 25,000 | NEW SEASONS MARKET | 42,630 |
| PORTLAND | JANTZEN BEACH CENTER | | 2017 | 741,227 | 96.6 | HOME DEPOT | 106,500 | BURLINGTON | 70,501 | TARGET | 138,700 |
| PORTLAND | RALEIGH HILLS PLAZA | OIP | 2021 | 39,520 | 100.0 | WALGREENS | 15,120 | | | NEW SEASONS MARKET | 22,822 |
| PENNSYLVANIA | | | | | | | | | | | |
| ARDMORE | SUBURBAN SQUARE | | 2007 | 309,371 | 93.8 | LIFE TIME FITNESS | 78,363 | WEST ELM | 10,543 | TRADER JOE'S | 12,548 |
| BLUE BELL | CENTER SQUARE S.C. | | 1996 | 120,211 | 100.0 | KOHL'S | 93,444 | HOMEGOODS | 26,767 | MCCAFFREY'S FOOD MARKETS (4) | 88,842 |
| CHAMBERSBURG | WAYNE PLAZA | | 2008 | 131,623 | 89.1 | WINE & SPIRITS SHOPPE | 11,309 | | | GIANT | 67,521 |
| DEVON | DEVON VILLAGE | | 2012 | 68,935 | 100.0 | WINE & SPIRITS SHOPPE | 10,394 | | | WHOLE FOODS MARKET | 33,504 |
| EAST NORRITON | NORRITON SQUARE | | 1984 | 131,962 | 100.0 | HAIR BUZZ | 18,025 | JOANN | 12,250 | ACME MARKETS | 66,506 |
| EAST STROUDSBURG | POCONO PLAZA | | 1973 | 143,790 | 94.7 | HOMEGOODS | 22,500 | WINE & SPIRITS SHOPPE | 11,388 | GIANT | 66,479 |
| EXTON | WHITELAND TOWN CENTER | | 1996 | 85,184 | 100.0 | KOHL'S | 85,184 | | | | |
| HARRISBURG | HARRISBURG EAST S.C. | | 1972 | 192,078 | 100.0 | VALUE CITY FURNITURE | 48,884 | TOUCH OF COLOR FLOORING | 31,167 | GIANT | 72,251 |
| HAVERTOWN | TOWNSHIP LINE S.C. | | 1996 | 80,938 | 100.0 | KOHL'S | 80,938 | | | | |
| HORSHAM | HORSHAM POINT | | 2015 | 71,737 | 100.0 | | | | | GIANT | 48,820 |
| MONTGOMERYVILLE | MONTGOMERY SQUARE | KIR | 2002 | 254,432 | 98.9 | DICK'S SPORTING GOODS | 60,929 | PETSMART | 26,340 | GIANT | 67,179 |
| PHILADELPHIA | CASTOR PLACE | OJV | 1983 | 184,097 | 98.2 | BURLINGTON | 70,723 | RAYMOUR & FLANIGAN FURNITURE | 33,000 | | |
| PHILADELPHIA | COTTMAN & BUSTLETON CENTER | OJV | 1995 | 332,812 | 99.3 | TARGET | 137,000 | PEP BOYS | 20,800 | ACME MARKETS | 66,703 |
| PHILADELPHIA | LINCOLN SQUARE | | 2017 | 101,226 | 100.0 | TARGET | 36,215 | PETSMART | 15,360 | SPROUTS FARMERS MARKET | 32,000 |
| PHILADELPHIA | FISHTOWN CROSSING | | 2022 | 133,784 | 98.4 | PEP BOYS | 20,615 | FIVE BELOW | 11,948 | IGA SUPERMARKET | 40,000 |
| PITTSBURGH | WEXFORD PLAZA | | 2010 | 156,295 | 95.6 | ARHAUS FURNITURE | 18,500 | THE TILE SHOP | 16,059 | WHOLE FOODS MARKET | 45,367 |
| PITTSBURGH | CRANBERRY COMMONS | | 2016 | 165,920 | 100.0 | TJ MAXX | 30,000 | STAPLES | 23,884 | FRESH THYME FARMERS MARKET | 31,296 |
| RICHBORO | CROSSROADS PLAZA - RICHBORO | | 1986 | 111,982 | 100.0 | | | | | ACME MARKETS | 55,537 |
| SHREWSBURY | SHREWSBURY SQUARE S.C. | | 2014 | 94,706 | 98.4 | | | | | GIANT | 61,185 |
| SPRINGFIELD | SPRINGFIELD S.C. | | 1983 | 175,068 | 100.0 | STAPLES | 26,535 | EMPIRE BEAUTY SCHOOL | 11,472 | GIANT | 66,825 |
| WHITEHALL | WHITEHALL CENTER | | 1996 | 84,524 | 100.0 | KOHL'S | 84,524 | | | | |
| WYNNEWOOD | WHOLE FOODS AT WYNNEWOOD | | 2014 | 55,911 | 100.0 | | | | | WHOLE FOODS MARKET | 45,453 |
| PUERTO RICO | | | | | | | | | | | |
| BAYAMON | REXVILLE TOWN CENTER | | 2006 | 185,689 | 90.8 | PLANET FITNESS | 18,100 | CHUCK E CHEESE | 13,600 | PUEBLO | 35,588 |
| CAGUAS | PLAZA CENTRO - COSTCO | | 2006 | 599,409 | 97.5 | COSTCO | 134,881 | JCPENNEY | 98,348 | SAM'S CLUB | 138,622 |
| CAROLINA | LOS COLOBOS (3) | | 2006 | 573,790 | 99.5 | HOME DEPOT | 109,800 | MAX'S | 99,577 | ECONO RIAL | 56,372 |
| MANATI | MANATI VILLA MARIA S.C. | | 2006 | 69,640 | 84.5 | PLANET FITNESS | 20,350 | FARMACIAS SAVIA | 11,525 | | |
| MAYAGUEZ | WESTERN PLAZA | | 2006 | 354,675 | 100.0 | HOME DEPOT | 109,800 | CARIBBEAN CINEMA | 45,126 | SAM'S CLUB | 100,408 |
| PONCE | PONCE TOWNE CENTER | | 2006 | 191,680 | 100.0 | 2000 CINEMA CORP. | 60,000 | GOLDEN CORRAL | 13,559 | SUPERMERCADOS MAXIMO | 35,651 |
| TRUJILLO ALTO | TRUJILLO ALTO PLAZA | | 2006 | 194,130 | 100.0 | GRAND STORES | 35,000 | ME SALVE | 22,415 | PUEBLO | 26,869 |
| SOUTH CAROLINA | | | | | | | | | | | |
| CHARLESTON | ST. ANDREWS CENTER | | 1978 | 187,905 | 100.0 | BURLINGTON | 35,351 | PETCO | 15,314 | HARRIS TEETER | 52,334 |
| CHARLESTON | WESTWOOD PLAZA | | 1995 | 180,845 | 100.0 | BARNES & NOBLE | 25,389 | TJ MAXX | 25,240 | HARRIS TEETER | 53,000 |
| GREENVILLE | WOODRUFF S.C. | | 2010 | 118,452 | 100.0 | ACADEMY SPORTS & OUTDOORS | 89,510 | | | TRADER JOE'S | 12,836 |
| GREENVILLE | FOREST PARK | | 2012 | 51,103 | 100.0 | | | | | THE FRESH MARKET | 20,550 |
| TENNESSEE | | | | | | | | | | | |
| CORDOVA | THE COMMONS AT DEXTER LAKE | | 2021 | 228,796 | 97.8 | CRUNCH FITNESS | 36,000 | MARSHALLS | 30,000 | KROGER | 69,300 |
| MADISON | OLD TOWNE VILLAGE | | 1978 | 175,593 | 100.0 | OLD TIME POTTERY | 99,400 | | | WALMART NEIGHBORHOOD MARKET | 39,687 |
| MEMPHIS | MENDENHALL COMMONS | | 2021 | 88,108 | 100.0 | | | | | KROGER | 74,685 |
| MT. JULIET | PROVIDENCE MARKETPLACE | | 2024 | 623,233 | 100.0 | JCPENNEY | 98,994 | BELK | 74,985 | KROGER (4) | 97,000 |
| NASHVILLE | BELLEVUE PLACE | | 2024 | 77,166 | 97.9 | PLANET FITNESS | 23,852 | HARBOR FREIGHT TOOLS | 20,469 | | |
| TEXAS | | | | | | | | | | | |
| AMARILLO | WESTGATE PLAZA | KIR | 1997 | 488,022 | 98.8 | HOME DEPOT | 109,800 | KOHL'S | 94,680 | | |

| | | | | | | MAJOR LEASES | | | | GROCER | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| LOCATION | BUILDING NAME | PORTFOLIO | YEAR DEVELOPED OR ACQUIRED | LEASABLE AREA (SQ.FT.) | PERCENT LEASED (1) | TENANT NAME | GLA | TENANT NAME | GLA | TENANT NAME | GLA |
| AUSTIN | CENTER OF THE HILLS | | 1998 | 135,327 | 92.6 | TESLA | 64,310 | PETCO | 13,108 | | |
| AUSTIN | SUNSET VALLEY MARKETFAIR | PRU | 2007 | 213,352 | 98.1 | PAINTED TREE BOUTIQUES | 42,098 | HOMESENSE | 28,730 | | |
| AUSTIN | MUELLER REGIONAL RETAIL CENTER | | 2021 | 357,087 | 100.0 | HOME DEPOT | 113,341 | BEST BUY | 29,404 | SPROUTS FARMERS MARKET | 20,171 |
| AUSTIN | LAKEHILLS PLAZA | | 2024 | 75,914 | 93.0 | TRUFUSION | 12,582 | | | TARGET (4) | 102,000 |
| AUSTIN | HOMESTEAD S.C. | OJV | 2011 | 88,824 | 98.3 | BARNES & NOBLE | 24,685 | PETCO | 12,350 | | |
| AUSTIN | ROUND ROCK S.C. | OJV | 2011 | 131,039 | 100.0 | GATTI LAND EATER-TAINMENT | 31,094 | O'REILLY AUTO PARTS | 29,678 | | |
| AUSTIN | CENTURY SOUTH S.C. | OJV | 2011 | 207,538 | 95.8 | ACADEMY SPORTS & OUTDOORS | 61,452 | PACIFIC RESOURCES ASSOCIATES | 46,690 | | |
| BELLAIRE | BELLAIRE BLVD S.C. | | 2021 | 37,699 | 9.6 | | | | | | |
| BROWNSVILLE | LAS TIENDAS PLAZA | | 2005 | 238,683 | 100.0 | BURLINGTON | 80,274 | TJ MAXX | 28,460 | NATURAL GROCERS | 18,100 |
| BROWNSVILLE | NORTH TOWNE PLAZA - BROWNSVILLE | | 2021 | 27,846 | 65.7 | FIRST NATIONAL BANK TEXAS | 14,680 | | | | |
| BURLESON | GATEWAY STATION | | 2011 | 367,552 | 98.0 | KOHL'S | 86,584 | ROSS DRESS FOR LESS | 30,187 | ALBERTSONS (4) | 54,340 |
| COLLEGE STATION | ROCK PRAIRIE MARKETPLACE | | 2021 | 31,603 | 61.7 | | | | | | |
| CONROE | CONROE MARKETPLACE | | 2015 | 289,322 | 99.5 | ASHLEY | 48,000 | TJ MAXX | 32,000 | | |
| DALLAS | CITYPLACE MARKET | KIR | 1998 | 83,868 | 100.0 | ROSS DRESS FOR LESS | 28,160 | OFFICEMAX | 23,500 | TARGET (4) | 130,715 |
| DALLAS | PRESTON FOREST VILLAGE | PRU | 2007 | 171,143 | 97.0 | CVS | 16,799 | RALLY HOUSE | 10,800 | NATURAL GROCERS | 15,130 |
| FORT WORTH | MONTGOMERY PLAZA | | 2015 | 286,737 | 96.9 | MARSHALLS/HOMEGOODS | 38,032 | ROSS DRESS FOR LESS | 30,079 | TARGET (4) | 173,890 |
| FRISCO | PRESTON LEBANON CROSSING | | 2006 | 241,509 | 96.9 | HOBBY LOBBY / MARDELS | 81,392 | EOS FITNESS | 50,000 | SPROUTS FARMERS MARKET | 26,043 |
| GALVESTON | GALVESTON PLACE | | 2021 | 209,152 | 99.0 | SPEC'S LIQUOR | 29,845 | BURLINGTON | 29,813 | RANDALL'S | 52,550 |
| GRAND PRAIRIE | LAKE PRAIRIE TOWNE CROSSING | | 2006 | 243,940 | 94.8 | 24 HOUR FITNESS | 30,000 | ROSS DRESS FOR LESS | 29,931 | TARGET (4) | 173,890 |
| HOUSTON | CYPRESS TOWNE CENTER | | 2005 | 279,210 | 99.1 | TJ MAXX | 32,000 | ROSS DRESS FOR LESS | 30,187 | TARGET (4) | 125,400 |
| HOUSTON | THE CENTRE AT COPPERFIELD | | 2015 | 144,055 | 100.0 | BEST BUY | 35,317 | HOMEGOODS | 31,620 | | |
| HOUSTON | COPPERWOOD VILLAGE | | 2015 | 350,787 | 91.2 | MARSHALLS | 30,382 | CRUNCH FITNESS | 26,535 | FOOD TOWN (4) | 57,539 |
| HOUSTON | TOMBALL CROSSING | | 2013 | 149,065 | 95.3 | ROSS DRESS FOR LESS | 30,176 | OLD NAVY | 19,222 | | |
| HOUSTON | COPPERFIELD VILLAGE | | 2015 | 163,648 | 96.1 | ROSS DRESS FOR LESS | 26,000 | TOTAL WINE & MORE | 23,608 | SPROUTS FARMERS MARKET | 29,582 |
| HOUSTON | RIVER OAKS S.C. WEST | | 2021 | 315,177 | 93.4 | BARNES & NOBLE | 33,179 | RIVER OAKS THEATER | 13,779 | KROGER | 55,670 |
| HOUSTON | HEIGHTS PLAZA | | 2021 | 71,277 | 94.5 | GOODWILL INDUSTRIES | 24,841 | | | KROGER | 32,390 |
| HOUSTON | WESTHILL VILLAGE | | 2021 | 130,851 | 95.7 | ROSS DRESS FOR LESS | 27,685 | BURLINGTON | 24,061 | | |
| HOUSTON | BLALOCK MARKET | | 2021 | 97,277 | 100.0 | | | | | 99 RANCH MARKET | 83,791 |
| HOUSTON | THE CENTRE AT POST OAK | | 2021 | 183,940 | 81.1 | MARSHALLS | 40,000 | NORDSTROM RACK | 30,017 | | |
| HOUSTON | RICHMOND SQUARE | | 2021 | 89,822 | 100.0 | BEST BUY | 58,321 | BURLINGTON | 26,941 | | |
| HOUSTON | ALABAMA SHEPHERD S.C. | | 2021 | 59,120 | 100.0 | PETSMART | 22,283 | WHOLE EARTH PROVISION CO. | 16,218 | TRADER JOE'S | 14,566 |
| HOUSTON | SHOPPES AT MEMORIAL VILLAGES | | 2021 | 166,777 | 94.4 | GULF COAST VETERINARY SPECIALI | 82,658 | | | | |
| HOUSTON | HEB - DAIRY ASHFORD & MEMORIAL | | 2021 | 36,874 | 100.0 | | | | | H-E-B | 36,874 |
| HOUSTON | SHOPS AT HILSHIRE VILLAGE | | 2021 | 119,082 | 96.2 | WALGREENS | 15,120 | | | KROGER | 63,373 |
| HOUSTON | VILLAGE PLAZA AT BUNKER HILL | | 2021 | 491,686 | 98.9 | ACADEMY SPORTS & OUTDOORS | 86,120 | BURLINGTON | 40,000 | H-E-B | 127,983 |
| HOUSTON | WESTCHASE S.C. | | 2021 | 223,656 | 100.0 | PAINTED TREE BOUTIQUES | 38,800 | NORDSTROM RACK | 30,400 | WHOLE FOODS MARKET | 45,489 |
| HOUSTON | OAK FOREST | | 2021 | 161,687 | 100.0 | ROSS DRESS FOR LESS | 27,955 | DOLLAR TREE | 15,120 | KROGER | 65,206 |
| HOUSTON | SHOPS AT KIRBY DRIVE | | 2021 | 10,000 | 100.0 | | | | | | |
| HOUSTON | SHOPS AT THREE CORNERS | | 2021 | 251,972 | 98.9 | ROSS DRESS FOR LESS | 30,187 | BURLINGTON | 22,050 | FIESTA | 80,676 |
| HUMBLE | ATASCOCITA COMMONS | | 2013 | 316,574 | 99.0 | KOHL'S | 88,827 | DICK'S SPORTING GOODS | 50,530 | TARGET (4) | 180,000 |
| KINGWOOD | KINGS CROSSING | | 2021 | 127,296 | 100.0 | CLUB STUDIO | 40,000 | ACE HARDWARE | 29,199 | | |
| LAREDO | NORTH CREEK PLAZA | | 2021 | 240,265 | 97.7 | BEST BUY | 45,699 | MARSHALLS | 40,000 | H-E-B (4) | 59,840 |
| LAREDO | PLANTATION CENTRE | | 2021 | 137,177 | 92.8 | | | | | H-E-B | 86,536 |
| LAREDO | INDEPENDENCE PLAZA - LAREDO | | 2021 | 347,339 | 100.0 | HOBBY LOBBY | 55,000 | ROSS DRESS FOR LESS | 30,187 | H-E-B | 147,324 |
| MCALLEN | TRENTON CROSSING - NORTH MCALLEN | | 2021 | 265,566 | 88.8 | HOBBY LOBBY | 55,000 | ROSS DRESS FOR LESS | 30,164 | TARGET (4) | 123,693 |
| MCALLEN | OLD NAVY - MCALLEN | OJV | 2021 | 15,000 | 100.0 | OLD NAVY | 15,000 | | | | |
| MCALLEN | MARKET AT NOLANA | OJV | 2021 | 41,138 | 88.8 | | | | | WALMART (4) | 205,113 |
| MCALLEN | LAS TIENDAS S.C. | OJV | 2021 | 287,952 | 98.4 | DICK'S SPORTING GOODS | 76,100 | TOTAL WINE & MORE | 33,574 | | |
| MCALLEN | NORTHCROSS S.C. | OJV | 2021 | 74,765 | 81.5 | BARNES & NOBLE | 24,864 | | | | |
| MCALLEN | MCALLEN CENTER | OJV | 2021 | 103,631 | 46.9 | TRUFIT ATHLETIC CLUB | 48,631 | | | | |

| LOCATION | BUILDING NAME | PORTFOLIO | YEAR DEVELOPED OR ACQUIRED | LEASABLE AREA (SQ.FT.) | PERCENT LEASED (1) | MAJOR LEASES TENANT NAME | GLA | TENANT NAME | GLA | GROCER TENANT NAME | GLA |
|---|---|---|---|---|---|---|---|---|---|---|---|
| MESQUITE | KROGER PLAZA | | 1974 | 79,550 | 100.0 | | | | | KROGER | 51,000 |
| MISSION | SHARYLAND TOWNE CROSSING | OJV | 2021 | 360,889 | 96.7 | ROSS DRESS FOR LESS | 29,798 | TJ MAXX | 28,000 | H-E-B | 148,270 |
| MISSION | MARKET AT SHARYLAND PLACE | OJV | 2021 | 107,912 | 95.4 | KOHL'S | 89,912 | DOLLAR TREE | 10,000 | WALMART (4) | 186,000 |
| PASADENA | FAIRWAY PLAZA | KIR | 1999 | 410,071 | 99.2 | BEST BUY | 36,896 | ROSS DRESS FOR LESS | 30,187 | | |
| PLANO | ACCENT PLAZA | | 1996 | 100,598 | 100.0 | PGA TOUR SUPERSTORE | 97,798 | | | | |
| RIO GRANDE CITY | STARR PLAZA | OJV | 2021 | 176,443 | 99.1 | ROSS DRESS FOR LESS | 26,502 | MARSHALLS | 24,000 | H-E-B | 109,121 |
| SAN ANTONIO | FIESTA TRAILS | | 2021 | 362,020 | 98.3 | BOB MILLS FURNITURE | 96,000 | BEST BUY | 37,000 | H-E-B (4) | 78,000 |
| SAN ANTONIO | STEVENS RANCH | | 2021 | 32,611 | 100.0 | | | | | H-E-B (4) | 100,000 |
| SPRING | GRAND PARKWAY MARKETPLACE | | 2014 | 583,699 | 97.9 | ACADEMY SPORTS & OUTDOORS | 63,182 | HOBBY LOBBY | 55,000 | TARGET (4) | 126,844 |
| SUGAR LAND | WOODBRIDGE S.C. | | 2012 | 96,623 | 96.1 | | | | | KROGER | 64,842 |
| TOMBALL | TOMBALL MARKETPLACE | | 2021 | 168,733 | 93.0 | ROSS DRESS FOR LESS | 25,000 | MARSHALLS | 25,000 | | |
| WEBSTER | CENTER AT BAYBROOK | | 2006 | 363,830 | 90.5 | HOBBY LOBBY | 100,086 | BEL FURNITURE | 58,842 | | |
| WEBSTER | BAYBROOK GATEWAY | | 2021 | 268,002 | 97.5 | ASHLEY | 45,000 | BARNES & NOBLE | 32,000 | | |
| VIRGINIA | | | | | | | | | | | |
| ALEXANDRIA | HILLTOP VILLAGE CENTER | | 2021 | 250,811 | 100.0 | LA FITNESS | 35,000 | | | WEGMANS | 128,357 |
| ALEXANDRIA | WEST ALEX-RETAIL | | 2021 | 97,977 | 97.9 | | | | | HARRIS TEETER | 61,816 |
| ARLINGTON | CENTRO ARLINGTON | | 2021 | 72,367 | 95.6 | | | | | HARRIS TEETER | 51,518 |
| BURKE | BURKE TOWN PLAZA | | 2014 | 124,148 | 97.1 | CVS | 12,380 | | | SAFEWAY | 53,495 |
| FAIRFAX | COSTCO PLAZA - FAIRFAX | KIR | 1998 | 341,727 | 100.0 | HOME DEPOT | 126,290 | 24 HOUR FITNESS | 42,837 | COSTCO | 139,658 |
| FAIRFAX | MAIN STREET MARKETPLACE | PRU | 2007 | 96,862 | 100.0 | TJ MAXX | 27,888 | WALGREENS | 15,230 | | |
| FAIRFAX | OLD TOWN PLAZA | | 2007 | 52,946 | 97.2 | | | | | | |
| LEESBURG | BATTLEFIELD S.C. | PRU | 2007 | 317,392 | 94.0 | DICK'S SPORTING GOODS | 43,149 | ROSS DRESS FOR LESS | 25,994 | SPROUTS FARMERS MARKET | 24,770 |
| PENTAGON CITY | PENTAGON CENTRE | CPP | 2010 | 351,484 | 99.4 | MARSHALLS | 42,142 | BEST BUY | 36,532 | COSTCO | 171,286 |
| STAFFORD | DOC STONE COMMONS | | 2016 | 101,042 | 100.0 | STAPLES | 23,942 | PETCO | 12,000 | GIANT FOOD | 61,500 |
| STAFFORD | STAFFORD MARKETPLACE | | 2015 | 417,827 | 100.0 | KOHL'S | 87,101 | TJ MAXX | 30,545 | SHOPPERS FOOD | 67,995 |
| STERLING | POTOMAC RUN PLAZA | | 2008 | 361,110 | 100.0 | REGENCY FURNITURE | 45,210 | MICHAELS | 35,333 | TARGET (4) | 125,204 |
| STERLING | DULLES TOWN CROSSING | | 2015 | 808,442 | 100.0 | WALMART | 209,613 | LOWE'S HOME CENTER | 135,197 | SAM'S CLUB | 135,193 |
| WOODBRIDGE | GORDON PLAZA (3) | | 2017 | 16,530 | 100.0 | | | | | ALDI | 16,530 |
| WOODBRIDGE | SMOKETOWN STATION | KIR | 1998 | 503,788 | 99.8 | HOBBY LOBBY | 63,971 | DICK'S SPORTING GOODS | 57,437 | LIDL | 24,510 |
| WOODBRIDGE | STONEBRIDGE AT POTOMAC TOWN CENTER | | 2023 | 504,327 | 97.2 | ONELIFE FITNESS | 42,401 | ALAMO DRAFTHOUSE CINEMA | 40,980 | WEGMANS | 138,500 |
| WASHINGTON | | | | | | | | | | | |
| AUBURN | AUBURN NORTH | | 2007 | 172,203 | 74.4 | LA FITNESS | 34,500 | OFFICE DEPOT | 23,070 | | |
| BELLEVUE | THE MARKETPLACE AT FACTORIA | | 2013 | 508,173 | 94.7 | TARGET | 101,495 | NORDSTROM RACK | 41,258 | T&T SUPERMARKET | 76,207 |
| COVINGTON | COVINGTON ESPLANADE | | 2021 | 187,388 | 97.2 | HOME DEPOT | 130,948 | | | | |
| FEDERAL WAY | PAVILIONS CENTRE | KIR | 2000 | 202,322 | 100.0 | JOANN | 43,506 | BARNES & NOBLE | 24,987 | H MART | 55,069 |
| KENT | CANYON RIDGE PLAZA | PRU | 2006 | 86,909 | 94.7 | ROSS DRESS FOR LESS | 27,200 | OLD NAVY | 12,500 | TARGET (4) | 115,900 |
| LAKE STEVENS | FRONTIER VILLAGE S.C. | | 2012 | 188,259 | 98.1 | MICHAELS | 22,389 | ROSS DRESS FOR LESS | 22,354 | SAFEWAY | 61,000 |
| MILL CREEK | GATEWAY S.C. | | 2016 | 96,671 | 100.0 | PLANET FITNESS | 25,333 | | | SPROUTS FARMERS MARKET | 29,942 |
| PUYALLUP | MERIDIAN TOWN CENTER | OIP | 2021 | 77,666 | 100.0 | JOANN | 35,023 | ACE HARDWARE | 20,849 | SAFEWAY (4) | 65,691 |
| PUYALLUP | SOUTH HILL CENTER | OIP | 2021 | 134,010 | 77.0 | BEST BUY | 45,365 | ROSS DRESS FOR LESS | 30,139 | | |
| SEATTLE | JEFFERSON SQUARE | PRU | 2006 | 87,347 | 97.2 | BARTELL DRUGS | 13,327 | | | SAFEWAY | 39,556 |
| SEATTLE | THE WHITTAKER | | 2021 | 63,663 | 96.0 | | | | | WHOLE FOODS MARKET | 41,000 |
| SEATTLE | QUEEN ANNE MARKETPLACE | OIP | 2021 | 80,488 | 75.7 | | | | | METROPOLITAN MARKET | 48,350 |
| SEATTLE | RAINIER VALLEY SQUARE | OIP | 2021 | 110,803 | 98.9 | ROSS DRESS FOR LESS | 25,692 | | | SAFEWAY | 64,186 |
| SEATTLE | 2200 WESTLAKE RETAIL | OIP | 2021 | 87,014 | 94.8 | | | | | WHOLE FOODS MARKET | 47,367 |
| SILVERDALE | SILVERDALE PLAZA | | 2012 | 170,403 | 94.0 | JOANN | 29,903 | RITE AID | 23,470 | SAFEWAY | 55,000 |
| SPOKANE | FRANKLIN PARK S.C. | | 2015 | 124,954 | 97.0 | ROSS DRESS FOR LESS | 25,000 | BURLINGTON | 22,855 | TRADER JOE'S | 12,052 |
| TUKWILA | PARKWAY SUPER CENTER | KIR | 2003 | 468,857 | 94.6 | DICK'S SPORTING GOODS | 53,545 | MACY'S FURNITURE | 48,670 | LAM'S SEAFOOD MARKET | 28,136 |
| **TOTAL 575 SHOPPING CENTER PROPERTY INTERESTS (6)** | | | | **103,260,771** | | | | | | | |

(1) Percent leased information as of December 31, 2024.

(2) Denotes tenants who are Dark & Paying.

(3) Denotes projects which exclude GLA of units being held for redevelopment.
(4) Denotes tenants who are Shadow Anchors.
(5) Denotes tenants under RGMZ Venture REIT.
(6) Does not include 60 properties, primarily through the Company’s preferred equity investments, other real estate investments and non-retail properties, totaling approximately 3.3 million square feet of GLA.

CPP Denotes property interest in Canada Pension Plan.
KIR Denotes property interest in Kimco Income REIT.
OIP Denotes property interest in Other Institutional Programs.
OJV Denotes property interest in Other US Joint Ventures.
PRU Denotes property interest in Prudential Investment Program.
R2G Denotes property interest in R2G Venture LLC.

# Stockholder Information

### Counsel

Latham & Watkins LLP
Washington, DC

### Auditors

PricewaterhouseCoopers LLP
New York, NY

### Registrar and Transfer Agent

EQ Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0854
1-866-557-8695
Website: www.shareowneronline.com

### Stock Listings

NYSE—Symbols
KIM, KIMprL,
KIMprM, KIMprN

### Investor Relations

A copy of the Company's Annual Report on Form 10-K may be obtained at no cost to stockholders by writing to:

David F. Bujnicki
Senior Vice President,
Investor Relations & Strategy
Kimco Realty Corporation
500 North Broadway, Suite 201
Jericho, NY 11753
1-866-831-4297
E-mail: ir@kimcorealty.com

### Annual Meeting of Stockholders

All stockholders are cordially invited to attend the 2025 annual meeting, which will be conducted via a live broadcast on April 29, 2025. The company has embraced the environmentally-friendly virtual meeting format, which it believes enables increased stockholder attendance and participation. During this virtual meeting, you may ask questions and will be able to vote your shares electronically. You may also submit questions in advance of the 2025 annual meeting by visiting www.virtualshareholdermeeting.com/KIM2025. The company will respond to as many inquiries at the 2025 annual meeting as time allows.

If you plan to attend the 2025 annual meeting online, you will need the 16-digit control number included in your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompany your proxy materials. The 2025 annual meeting will begin promptly at 10:00 a.m. (Eastern Time), and you should allow ample time for the online check-in procedures.

### Annual Report to Stockholders

Our Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC) is included in this 2024 Annual Report and forms our annual report to security holders within the meaning of SEC rules.

### Dividend Reinvestment and Common Stock Purchase Plan

The Company's Dividend Reinvestment and Common Stock Purchase Plan provides stockholders with an opportunity to conveniently and economically acquire Kimco common stock. Stockholders may have their dividends automatically directed to our transfer agent to purchase common shares without paying any brokerage commissions. Requests for booklets describing the Plan, enrollment forms and any correspondence or questions regarding the Plan should be directed to:

EQ Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856
1-866-557-8695

### Holders of Record

Holders of record of the Company's common stock, par value $0.01 per share, totaled 2,715 as of March 4, 2025.

# Offices

### Executive Offices

500 North Broadway
Suite 201
Jericho, NY 11753
516-869-9000
www.kimcorealty.com

### Other Offices

The Company maintains 31 regional and satellite offices throughout the United States.

# Corporate Directory

## Board of Directors

**Milton Cooper**
Executive Chairman
Kimco Realty Corporation

**Ross Cooper**
President &
Chief Investment Officer
Kimco Realty Corporation

**Philip E. Coviello** (1)(3)
Partner*
Latham & Watkins LLP

**Conor C. Flynn**
Chief Executive Officer
Kimco Realty Corporation

**Nancy Lashine** (1)(2)
Founder & Managing Partner
Park Madison Partners

**Frank Lourenso** (1)(2)
Executive Vice President*
JPMorgan Chase & Co.

**Henry Moniz** (1)(3)
Chief Compliance Officer
Meta

**Mary Hogan Preusse** (2)(3v)
Lead Independent Director
Kimco Realty Corporation
Managing Director and
Co-Head of Americas Real Estate*
APG Asset Management US Inc.

**Valerie Richardson** (2v)(3)
Chief Operating Officer
International Council of
Shopping Centers

**Richard B. Saltzman** (1v)(2)(3)
Former CEO and President
Colony Capital

* Retired
(1) Audit Committee
(2) Executive Compensation Committee
(3) Nominating and Corporate Governance Committee
(v) Chairman

## Executive and Senior Management

**Milton Cooper**
Executive Chairman

**Conor C. Flynn**
Chief Executive Officer

**Ross Cooper**
President &
Chief Investment Officer

**Glenn G. Cohen**
Executive Vice President &
Chief Financial Officer

**David Jamieson**
Executive Vice President &
Chief Operating Officer

**Bruce Rubenstein**
Executive Vice President,
General Counsel & Secretary

**Raymond Edwards**
Executive Vice President
Retailer Services

**Leah Landro**
Executive Vice President &
Chief Human Resources Officer

**Thomas Taddeo**
Executive Vice President &
Chief Information Officer

**David F. Bujnicki**
Senior Vice President
Investor Relations & Strategy

**Scott Gerber**
Senior Vice President
Risk

**Geoffrey Glazer**
Senior Vice President
National Development

**Brett N. Klein**
Senior Vice President
Financial Planning & Analysis

**Jennifer Maisch**
Senior Vice President
Marketing & Retail Partnerships

**William Teichman**
Senior Vice President
Strategic Operations

**Kathleen Thayer**
Senior Vice President & Treasurer
Corporate Accounting

**Harvey G. Weinreb**
Senior Vice President
Tax

**Paul Westbrook**
Vice President &
Chief Accounting Officer

## U.S. Regional Management

**Carmen Decker**
President
Western Region

**Wilbur E. Simmons, III**
President
Southern Region

**Joshua Weinkranz**
President
Eastern Region

## Corporate Management

**Barbara E. Briamonte**
Vice President
Legal

**Tamara Chernomordik**
Vice President
Corporate Responsibility

**David Domb**
Vice President
Research & Data Analytics

**Paul C. Dooley**
Vice President
Real Estate Tax & Insurance

**Kraig Elliot**
Vice President &
Chief Information Security Officer

**Kenneth Fisher**
Vice President
Chief Technology Officer

**Christopher Freeman**
Senior Vice President
Property Management

**Marissa Garcia**
Vice President
Investments

**Jason Lee**
Vice President
Legal

**Heather Medica**
Vice President
Human Resources

**Jonathon Siswick**
Vice President
Lease Administration


TRADER JOE'S

KIMCO REALTY

500 North Broadway, Suite 201, Jericho, NY 11753 | (833) 800-4343
**kimcorealty.com**